     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 1998



                                                      REGISTRATION NO. 333-48397

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                              PBOC HOLDINGS, INC.
    (Exact name of registrant as specified in its articles of incorporation)

                DELAWARE                                    6711                                   33-0220233
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                   Identification No.)

                           --------------------------

                            5900 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90036
                                 (213) 938-6300

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                               J. MICHAEL HOLMES
                          EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                              PBOC HOLDINGS, INC.
                            5900 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90036
                                 (213) 938-6300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                WITH A COPY TO:

           NORMAN B. ANTIN, ESQ.                                       STANLEY F. FARRAR, ESQ.
           JEFFREY D. HAAS, ESQ.                                         SULLIVAN & CROMWELL
   ELIAS, MATZ, TIERNAN & HERRICK L.L.P.          AND                  444 SOUTH FLOWER STREET
     734 15TH STREET, N.W., 12TH FLOOR                              LOS ANGELES, CALIFORNIA 90071
          WASHINGTON, D.C. 20005

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 24, 1998


PROSPECTUS

                               12,666,667 SHARES


         [LOGO]
                              PBOC HOLDINGS, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                             ---------------------


    Of the 12,666,667 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby, 8,866,667 shares are being issued and sold by PBOC Holdings, Inc. (the "Company") and 3,800,000 shares are being sold by the current stockholders of the Company (the "Selling Stockholders") (collectively, the "Offering"). The Company will not receive any part of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."



    Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.



    THE COMPANY HAS APPLIED TO HAVE THE COMMON STOCK QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "PBOC."



    SEE "RISK FACTORS" BEGINNING ON PAGE 14 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------
THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER DEBT
      OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY
      THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS
                        ASSOCIATION INSURANCE FUND, ANY
                    GOVERNMENTAL AGENCY OR OTHERWISE.
                           --------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------


                                                                    UNDERWRITING
                                                   PRICE             DISCOUNTS                              PROCEEDS TO
                                                     TO                 AND             PROCEEDS TO           SELLING
                                                   PUBLIC          COMMISSIONS(1)        COMPANY(2)       STOCKHOLDERS(2)
Per Share..................................          $                   $                   $                   $
Total(3)...................................          $                   $                   $                   $


(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company and the Selling Stockholders estimated at $1.5 million. The Company has agreed to pay substantially all of the Offering expenses of the Selling Stockholders, other than the Underwriting Discounts and Commissions. A significant portion of the net proceeds to the Company will be used to pay accumulated and unpaid dividends to the Selling Stockholders, repurchase senior notes held by a Selling Stockholder and to make other payments to insiders of the Company. See "Use of Proceeds."



(3) The Company and the Selling Stockholders have granted the Underwriters an option for 30 days to purchase up to an additional 1,900,000 shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Discounts and Commissions, Proceeds to Company
    and Proceeds to Selling Stockholders will be $         , $         ,
    $         and $         , respectively.

                            ------------------------

    The shares of Common Stock are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of
the shares of Common Stock will be made on or about       , 1998 against payment
therefor in immediately available funds.

                           --------------------------

                        SANDLER O'NEILL & PARTNERS, L.P.
                                ---------------

                The date of this Prospectus is            , 1998

                              PBOC HOLDINGS, INC.
                 CORPORATE OFFICES OF THE COMPANY AND THE BANK
                            5900 WILSHIRE BOULEVARD
                             LOS ANGELES, CA 90036



    Map of California. Box showing a blow-up of the regions containing Ventura, Los Angeles and Orange Counties with stars representing the locations of the Bank's branches.



    The Bank operates 19 offices in Los Angeles, Ventura and Orange Counties.



    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY


    THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE ACCOMPANYING NOTES, APPEARING ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS." UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED, (II) REFLECTS A 32 FOR 1 SPLIT OF THE COMPANY'S COMMON STOCK, WHICH WILL BE EFFECTED IN THE FORM OF A COMMON STOCK DIVIDEND ISSUED TO ALL OF THE COMPANY'S STOCKHOLDERS IMMEDIATELY PRIOR TO THE OFFERING, AND (III) REFLECTS THE CONVERSION OF THE COMPANY'S OUTSTANDING SHARES OF PREFERRED STOCK INTO SHARES OF COMMON STOCK, WHICH WILL BE EFFECTED IN CONNECTION WITH THE OFFERING. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES HEREIN TO THE COMPANY INCLUDE PEOPLE'S BANK OF CALIFORNIA (THE "BANK") AND ITS OTHER SUBSIDIARIES.


THE COMPANY


    GENERAL. The Company is a Delaware corporation which was organized in 1987 to acquire the Bank from the Federal Savings and Loan Insurance Corporation ("FSLIC") in connection with its conversion from mutual to stock form. The Company owns 100% of the common stock of the Bank, which is its primary investment. The Bank is a federally chartered savings bank which was originally organized in 1887 under California law and conducts business from its executive offices located in Los Angeles, California and 19 full-service branch offices located primarily in Los Angeles County as well as Orange and Ventura Counties in Southern California. In addition, the Company currently operates 40 automated teller machines ("ATMs"), 18 of which are in stand-alone facilities, and nine automated loan machines within Southern California. As of June 30, 1997, after giving effect to the consolidation activity in California, the Bank ranked seventh in terms of thrift deposit market share in Los Angeles, Orange and Ventura Counties. At December 31, 1997, the Company had total assets of $2.2 billion, net loans receivable of $1.5 billion, total deposits of $1.3 billion and total stockholders' equity of $79.6 million.



    OWNERSHIP STRUCTURE. All of the capital stock of the Company is currently owned by (i) the Trustees of the Estate of Bernice Pauahi Bishop, also known as Kamehameha Schools Bernice Pauahi Bishop Estate (the "Bishop Estate"), a charitable educational trust established under Hawaii law, (ii) BIL Securities (Offshore) Limited ("BIL Securities"), a wholly owned subsidiary of Brierley Investments Limited, a New Zealand corporation, and (iii) Arbur, Inc. ("Arbur"), a Delaware corporation (collectively, the "Selling Stockholders"). In connection with the Offering, all of the outstanding shares of preferred stock of the Company which are owned by the Selling Stockholders will be converted into 8,527,473 shares of Common Stock, which takes into consideration the Company's 32:1 stock split. In addition, the Selling Stockholders are selling an aggregate of 3,800,000 shares of Common Stock in the Offering. Consequently, upon consummation of the Offering and giving effect to the foregoing actions, the Bishop Estate, BIL Securities and Arbur will own 24.97%, 10.03% and 3.34%, respectively, of the Common Stock outstanding. Such continuing ownership of the Common Stock, coupled with provisions which are contained in the 1998 Stockholders' Agreement (as defined herein) which permit the Selling Stockholders to nominate up to three of the seven directors of the Company so long as they are "Material Stockholders" (as defined herein), will permit the Selling Stockholders to continue to influence the election of directors, and thereby the policies of the Company and its subsidiaries. See "Risk Factors--Control of the Company by the Selling Stockholders," "The Stockholders' Agreement" and "Principal and Selling Stockholders."



    The Bishop Estate is one of the largest private landowners in the state of Hawaii. Brierley Investments Limited is a publicly held investment corporation which is traded on the New Zealand and Australian stock exchanges. At December 31, 1997, BIL Securities had approximately $5.2 billion in total assets, $2.6 billion in total liabilities and $2.6 billion in total equity (all of which amounts have been converted into U.S. dollars). Arbur is a Delaware corporation which is wholly owned by William E. Simon, the former U.S. Secretary of the Treasury, and his children.


    THE GOODWILL LITIGATION. In connection with the Company's acquisition of the Bank in April 1987, the Bank was permitted to include in its regulatory capital and recognize as supervisory goodwill $217.5 million of cash assistance provided to the Bank by the FSLIC (the "Capital Credit"), as well as $79.7 million of goodwill which was recorded by the Bank under generally accepted accounting principles ("GAAP"). In August 1989, Congress enacted the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") which provided, among other things, that savings institutions such as the Bank were no longer permitted to include goodwill in their regulatory capital (subject to a gradual phaseout which expired on December 31, 1994). Consequently, the Bank was required to write-off its goodwill (subject to the phaseout), which resulted in the Bank failing to comply with its minimum regulatory capital requirements during 1990 and 1991. The balance of the Bank's GAAP goodwill was written off as unrealizable in 1992. The Company, the Bank and certain current and former stockholders of the Company have sued the U.S. Government with respect to the required write-off of its Capital Credit and supervisory goodwill in a lawsuit entitled SOUTHERN CALIFORNIA FEDERAL SAVINGS AND LOAN ASSOCIATION, ET AL. V. UNITED STATES, No. 93-52-C, which seeks damages for breach of contract and for deprivation of property without just compensation and without due process of the law. Although the Company and the Bank have conducted preliminary reviews of the damages allegedly suffered by the Company and the Bank, no conclusive determination has been made regarding the amount or type of such damages. In connection with the Offering, the Company, the Bank and each of the Selling Stockholders will enter into a Shareholder Rights Agreement whereby each Selling Stockholder will be entitled to receive one Contingent Goodwill Participation Right ("Right") for each share of Common Stock held by the Selling Stockholder. Each Right entitles such Selling Stockholder to receive 0.0009645% of the Litigation Recovery (as defined herein), or 95% of the Litigation Recovery by all Selling Stockholders on an aggregate basis. As defined herein, the Litigation Recovery is the amount, if any, recovered by the Company and/or the Bank as a result of a settlement or judgment with respect to such litigation, net of certain expenses, income taxes and other payments. The remaining 5% of such Litigation Recovery, if any, will be retained by the Company and/or the Bank. For additional information, see "Agreement With Respect to Potential Goodwill Lawsuit Recovery."



    1992 AND 1995 RECAPITALIZATIONS. In July and August 1992, the Company issued $48.0 million of senior notes and, after payment of the transaction fees and expenses, contributed $43.5 million of the net proceeds from such sale to the Bank (the "1992 recapitalization"). As a result of the 1992 recapitalization, the Bank was able to satisfy its minimum regulatory capital requirements. Notwithstanding the 1992 recapitalization, due to the required write-off of the Bank's Capital Credit and supervisory goodwill the Bank's capital was not sufficient to absorb the significant credit losses which the Bank continued to recognize. Such credit losses were due in large part to the continued deterioration in the Southern California economy which had begun with the national recession at the start of the decade and the decline in market values of real estate resulting in part from the Northridge earthquake of 1994. As a result, the Bank experienced dramatically increased levels of non-performing assets and troubled debt restructurings and, therefore, a loss of interest income, increased operating expenses and substantially higher provisions for losses. As a result of the foregoing, during 1994, the Bank again fell out of compliance with its regulatory capital requirements. In June 1995, the senior notes issued in the 1992 recapitalization were contributed to the capital of the Bank and the Selling Stockholders invested $10.0 million in new senior notes and $48.5 million in preferred stock of the Company, substantially all of the proceeds of which were also contributed to the Bank in order to satisfy the Bank's minimum regulatory capital requirements (the "1995 recapitalization"). In connection with the consummation of the Offering, the senior notes of the Company will be prepaid, and the various outstanding series of preferred stock of the Company will be exchanged for Common Stock. See "Use of Proceeds," "Capitalization" and "The Stockholders' Agreement."



    NEW MANAGEMENT AND BUSINESS STRATEGY. In connection with the 1995 recapitalization, the Bank replaced its former senior managers with a new management team with considerable experience in commercial banking and problem asset resolution. The new management team includes Rudolf P. Guenzel, President and Chief Executive Officer, J. Michael Holmes, Executive Vice President and Chief Financial Officer, and William W. Flader, Executive Vice President, all of whom worked together at BancFlorida Financial Corp. ("BancFlorida"), and each of whom has more than 20 years experience in the banking industry. For a more complete description of the experience and background of the new management team, see "Management."


    The Company under its new management has changed the name of the Company from SoCal Holdings, Inc. to PBOC Holdings, Inc. and the name of the Bank from Southern California Federal Savings and Loan Association to People's Bank of California, in each case to reflect the new emphasis placed on providing customers with full banking services. In its efforts to rehabilitate the Bank, the new management team adopted a business strategy designed to reduce problem assets, increase net interest income, reduce operating expenses and cost of funds and maximize profitability while limiting interest rate and credit risk. Since the 1995 recapitalization, management's attention has been focused on the foregoing initiatives. As the Company has improved its problem assets and with the Company's return to profitability in 1996 and 1997, the Bank has been increasingly redirecting its emphasis to its core lending functions. New management's business strategy is based on the following key elements:


    - REDUCE NON-PERFORMING ASSETS. The Bank has organized its loan review function through the implementation of an internal asset review system. The Bank created an internal asset review committee and established loan review and special assets departments in order to focus on the early identification of potential problem assets and the administration, rehabilitation or liquidation of the Bank's non-performing assets. As a result of the foregoing and improved economic conditions in California, non-performing assets and troubled debt restructurings have declined from $78.7 million or 4.6% of total assets at December 31, 1994 to $33.1 million or 1.5% of total assets at December 31, 1997. Decreases in the Bank's non-performing assets have resulted in reductions in provisions for losses, which have contributed to the Company's improved operating results. See "Business--Asset Quality--Non-Performing Assets" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

    - IMPROVE OPERATING EFFICIENCY. Since the change in the Company's management, the Bank has emphasized improving the Bank's operating efficiency. New management centralized the Bank's underwriting functions which, in the opinion of management, has allowed the Bank to underwrite and approve loans faster and more efficiently. The Bank has also significantly reduced its operating expenses through the consolidation of certain of its operations and, to a lesser extent, staff reductions. From December 31, 1994 through December 31, 1997, after giving effect to the addition of new commercial lending personnel, the Bank experienced a net reduction of 47 employees (which included a net increase of 10 employees during 1997). The ratio of the Company's operating expenses to average total assets has steadily decreased, from 2.14% during the year ended December 31, 1994 to 1.60% and 1.55% during the years ended December 31, 1996 and 1997, respectively. Despite the Bank's recent cost-cutting efforts, management believes that it has significant operating leverage and, therefore, continued incremental growth will not cause the Company's operating expenses to increase by a corresponding amount. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

    - REDUCE FUNDING COSTS. The Bank has reduced its overall cost of funds by promoting retail deposit growth (particularly transaction accounts), allowing its out-of-market, institutional jumbo certificates of deposit to run off as they mature and replacing higher cost, short-term FHLB advances with lower cost, intermediate-term reverse repurchase agreements and FHLB advances. Prior to 1995, the Bank relied to a large extent on wholesale sources of funds, such as out-of-market, institutional jumbo certificates of deposits and FHLB advances, which resulted in a high cost of funds and reduced margins. As a result of the foregoing changes, the Bank's transactional accounts (passbook, NOW and money market accounts) have increased from $183.2 million or 13.2% of total deposits at December 31, 1994 to $333.8 million or 26.4% of total deposits at December 31, 1997. Over such period, out-of-market, institutional jumbo certificates of deposit declined from $122.2 million to $2.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and "Business--Sources of Funds."

    - REVISE INVESTMENT POLICY. Since June 1995, the Bank has been replacing relatively illiquid securities with more liquid U.S. Government agency obligations and U.S. Government agency mortgage-backed securities. The securities disposed of included collateralized mortgage obligations and other mortgage derivative products, which did not qualify as collateral with respect to borrowings or other obligations of the Bank, while the U.S. Government agency obligations and U.S. Government agency mortgage-backed securities increase the credit quality of the Bank's assets, require less capital under risk-based regulatory capital requirements and may be used to collateralize borrowings or other obligations of the Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Changes in Financial Condition--Securities." At December 31, 1997, the Bank held $428.1 million of mortgage-backed securities, $182.2 million of which were secured by loans with adjustable rates, and $139.7 million of U.S. Government agency obligations. The adjustable-rate nature of the loans underlying the Bank's mortgage-backed securities has assisted the Bank in managing its interest rate risk exposure. See "Business--Investment Activities."

    - REVISE INTEREST RATE RISK POLICY. Management's strategy is to match asset and liability balances within maturity categories to limit the Bank's exposure to earnings variations as well as variations in the value of assets and liabilities as interest rates change over time. The Bank under prior management hedged its interest rate exposure externally through the use of various interest rate contracts, such as interest rate swaps, corridors, caps and floors. The Bank's current strategy is to hedge internally through the use of core transaction deposit accounts, FHLB advances and reverse repurchase agreements, together with an emphasis on investing in shorter-term or adjustable-rate assets. At December 31, 1997, the Company had $1.6 billion in assets maturing or repricing within one year and $1.6 billion in liabilities maturing or repricing within one year. As of such date, the Company's one-year interest rate sensitivity gap as a percent of total assets amounted to (0.10)%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management."

    - EXPAND COMMERCIAL BUSINESS AND CONSUMER LENDING. Since June 1995, the Bank has hired approximately 20 individuals with significant expertise in commercial and consumer lending. The increase in staffing has enabled the Bank to increase its commercial business and consumer loan originations. During the years ended December 31, 1997 and 1996, the Bank originated in the aggregate $32.6 million and $9.8 million of commercial business and consumer loans (including loans secured by deposits), which amounted to 20.3% and 15.8% of total loan originations, respectively. Management intends to continue to place increased emphasis on building these portfolios. Commercial business and consumer loans generally have shorter terms and higher interest rates than single-family residential loans but are generally considered to have a higher level of credit risk. See "Risk Factors--Multi-Family Residential, Commercial Real Estate, Commercial Business and Consumer Lending" and "Business--Lending Activities."


    - INCREASE INTEREST-EARNING ASSETS. The Bank has and will continue to pursue a policy of utilizing its existing infrastructure to grow its loan and securities portfolios as well as its retail franchise. During 1997, the Bank established People's Preferred Capital Corporation ("PPCCP"), an operating subsidiary of the Bank and a real estate investment trust ("REIT") for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), to acquire, hold and manage primarily mortgage assets. In connection therewith, the Bank leveraged the $35.7 million of net proceeds generated from such transaction through wholesale purchases of $408.8 million of adjustable-rate (based upon a weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity of one year) single-family residential loans, which were funded by short- to intermediate-term FHLB advances. The initial weighted average interest rate on the loans at the time of purchase was 6.16%. It is anticipated that these loans will adjust to a weighted average interest rate and a weighted average yield of approximately 7.50% and 6.90% by June 1998 and 7.80% and 7.20% by December 1998, respectively. The weighted average rate paid on such

      FHLB advances was 5.85%. The actual schedule of this projected increase in the weighted average interest rate and yield will be subject to the one-year Treasury index and loan prepayments during 1998. Such loan purchases significantly increased the size of the Bank's residential mortgage portfolio. Similarly, the Company expects initially to leverage the proceeds raised from the Offering through additional wholesale purchases of primarily single-family residential loans and investment and U.S. Government agency obligations and U.S. Government agency mortgage-backed securities which are expected to be funded by increases in deposits, short- to intermediate-term reverse repurchase agreements and FHLB advances, consistent with management's asset and liability management strategies. Management believes the leveraging of such proceeds will provide the Bank with the opportunity to expand its business and thereby increase its earnings, which will permit the accelerated utilization of existing net operating loss carryforwards ("NOLs"). See "Taxation-- Impact of Ownership Change on Use of Net Operating Loss Carryforwards." As the Bank is able to grow its deposit accounts and increase its loan originations, management's strategy is to replace, over time, such wholesale borrowings with core deposits and replace its wholesale loan purchases with internally originated loans.


    - EXPAND THE BANK'S FRANCHISE. Management of the Company is attempting to enhance the Bank's branch franchise by opening new offices in strategic markets and pursuing branch acquisitions within its market area when appropriate. In connection therewith, the Bank opened a branch office in Buena Park, California in November 1995 and a branch office in Los Angeles, California in April 1996. As of December 31, 1997, the Bank operated out of 19 full-service branch offices located primarily in Los Angeles County as well as Orange and Ventura counties in Southern California. In addition, the Company currently operates 40 ATMs, 18 of which are in stand-alone facilities and nine automated loan machines in various locations throughout Southern California. The Company will also consider whole bank acquisition opportunities.

    REGULATION. The Bank, as a federally chartered savings bank, is subject to comprehensive regulation and examination by the Office of Thrift Supervision ("OTS"), as its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund ("SAIF"), which insures the Bank's deposits to the maximum extent permitted by law. The Bank is a member of the Federal Home Loan Bank ("FHLB") of San Francisco, which is one of the 12 regional banks which comprise the FHLB System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") governing reserves required to be maintained against deposits and certain other matters. See "Regulation."

    The Company's executive offices are located at 5900 Wilshire Boulevard, Los Angeles, California 90036 and its main telephone number is (213) 938-6300.

THE OFFERING


Common Stock offered by the Company.............................  8,866,667 shares
Common Stock offered by the Selling Stockholders................  3,800,000 shares
Total Common Stock offered......................................  12,666,667 shares
Common Stock to be outstanding after the Offering...............  20,546,204 shares(1)
Purchase Requirements...........................................  No person may purchase in the
                                                                  Offering more than a number of
                                                                  shares of Common Stock equal to
                                                                  4.9% of the shares of Common Stock
                                                                  that will be outstanding following
                                                                  consummation of the Offering.


--------------------------


(1) Gives effect to the full conversion of the Company's Series C Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), the Company's Series D Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock"), and the Company's Series E Preferred Stock, par value $0.01 per share (the "Series E Preferred Stock") (collectively, the "Outstanding Preferred Stock"), all of which is held by the Selling Stockholders, into an aggregate of 8,527,473 shares of Common Stock, after giving effect to the Company's 32:1 stock split. See "Capitalization" and "The Stockholders' Agreement."

Use of Proceeds..............  Assuming an initial public offering price of $14.00 per share (the mid- point of the range set forth on the cover
                               page of this Prospectus), the net proceeds to the Company
                               from the sale of the shares of Common Stock offered by the
                               Company hereby will be $114.6 million ($132.0 million, if
                               the Underwriters' over-allotment option is exercised in
                               full) after deducting the underwriting discounts and commis-
                               sions and estimated offering expenses payable by the
                               Company. The Company will not receive any of the $49.7
                               million of net proceeds from the sale of Common Stock by the
                               Selling Stockholders.

                               Of the $114.6 million of net proceeds received by the
                               Company, an aggregate of $42.4 million will be used to pay accumulated and unpaid dividends payable to the Selling
                               Stockholders, repurchase senior notes held by a Selling
                               Stockholder and to make other payments to insiders of the
                               Company. Specifically, the Company intends to use (i)
                               approximately $19.5 million of the net proceeds to pay
                               accumulated and unpaid dividends through May 15, 1998 to the
                               Selling Stockholders on the shares of the Company's
                               Outstanding Preferred Stock (see "Capitalization" and "The
                               Stockholders' Agreement"); (ii) approximately $11.6 million
                               (assuming an initial public offering price of $14.00 per
                               share) of the net proceeds (before applicable tax benefits)
                               to make a one-time payment in satisfaction of benefits due to certain senior executive officers of the Company and the
                               Bank under employment agreements, which benefits were agreed to contingent on the consummation of the Offering (the
                               "Original Employment Agreements") (see
                               "Management--Employment Agreements--Original Employment
                               Agreements and Establishment of Grantor Trust"); and (iii)
                               approximately $11.4 million of the net proceeds to prepay
                               the $10.0 million of senior notes (plus accrued interest
                               through May 15, 1998) which were issued to the Bishop Estate in the 1995 recapitalization (see "Capitalization" and "The
                               Stockholders' Agreement").

                               In addition, the Company will use approximately $4.5 million of the net proceeds (before applicable tax benefits) to pay the FDIC special assessment which the Bank had previously
                               received permission from the FDIC to defer (see
                               "Regulation--Regulation of Federal Savings Banks--FDIC
                               Assessments" and "The Stockholders' Agreement").

                               A substantial portion of the balance of the estimated net
                               proceeds, approximately $67.7 million, is expected to be
                               contributed to the Bank and initially invested in U.S.
                               Government agency obligations and U.S. Government agency
                               mortgage-backed securities. Subsequently, the Bank expects to leverage such proceeds by purchasing primarily sin-
                               gle-family residential loans and investment and U.S.
                               Government agency obligations and U.S. Government agency
                               mortgage-backed securities and funding such purchases
                               through increases in deposits, short- to intermediate-term reverse repurchase agreements and FHLB advances. Management believes that the leveraging of such proceeds will provide the Bank with the opportunity to expand its business and
                               thereby increase its earnings, which will permit acceler-
                               ated utilization of existing NOLs. See "Risk Factors--Impact of Ownership Change on Use of Net Operating Loss
                               Carryforwards,"

                               "--Risk that Rights are Treated as Debt on Use of Net
                               Operating Loss Carryforwards" and "Taxation."

Benefits of the Offering to
 the Selling Stockholders and
 Senior Management...........  It is anticipated that the Selling Stockholders will receive net proceeds of $49.7 million (assuming an initial public
                               offering price of $14.00 per share) in the aggregate with
                               respect to the sale of shares of Common Stock held by such
                               Selling Stockholders in the Offering. In addition, it is
                               anticipated that the Selling Stockholders will receive
                               approximately $19.5 million in the aggregate relating to
                               accumulated and unpaid dividends with respect to the
                               Company's Outstanding Preferred Stock held by such Selling
                               Stockholders, which shares are to be exchanged for shares of
                               Common Stock in connection with the Offering. Moreover, it is anticipated that Bishop Estate will receive approximately
                               $11.4 million in connection with the prepayment of certain senior notes (and accrued interest) which were issued to
                               Bishop Estate in the 1995 recapitalization. Finally, it is anticipated that certain senior officers will receive a
                               one-time payment, which is estimated to amount to $11.6
                               million in the aggregate (assuming an initial public
                               offering price of $14.00 per share), in satisfaction of
                               certain benefits due such officers under existing employment agreements with the Bank. For additional information, see
                               "Use of Proceeds," "The Stockholders' Agreement" and
                               "Management--Employment Agreements--Original Employment
                               Agreements and Establishment of Grantor Trust."

Common Stock Nasdaq National
 Market symbol...............  PBOC


    The following chart sets forth in simplified form the ownership of the Common Stock of the Company assuming the conversion of the Company's Outstanding Preferred Stock by the Selling Stockholders into shares of Common Stock. See "Capitalization," "The Stockholders' Agreement" and "Principal and Selling Stockholders."

                                     [LOGO]

    The following chart sets forth in simplified form the ownership of the Common Stock of the Company following consummation of the Offering.

                                  [LOGO]

RISK FACTORS

    Prospective investors are urged to carefully review the matters discussed under "Risk Factors."

         SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY
                 (Dollars in thousands, except per share data)


    The following selected historical consolidated financial and other data for the five years ended December 31, 1997 is derived in part from the audited consolidated financial statements of the Company. The selected historical consolidated financial and other data set forth below should be read in conjunction with, and is qualified in its entirety by, the historical consolidated financial statements of the Company, including the related notes, included elsewhere herein.


                                                                                 AT DECEMBER 31,
                                                        -----------------------------------------------------------------
                                                            1997          1996         1995         1994         1993
                                                        -------------  -----------  -----------  -----------  -----------
SELECTED FINANCIAL CONDITION DATA:
  Total assets........................................  $ 2,213,054    $ 1,747,918  $ 1,579,760  $ 1,722,256  $ 1,830,805
  Cash and cash equivalents...........................       14,113         14,720        7,258       10,507       18,494
  Federal funds sold..................................        7,004          7,200       11,800           --           --
  Securities purchased under agreements to resell.....           --             --       35,000           --           --
  Securities available-for-sale.......................      571,160        502,301      241,645        7,677       55,477
  Loans held for sale.................................           --             --           --       28,946        5,500
  Mortgage-backed securities held-to-maturity.........        9,671         10,971           --      304,620      306,530
  Loans receivable, net...............................    1,533,212      1,141,707    1,228,152    1,306,057    1,346,498
  Real estate held for investment and sale, net.......       15,191         22,561       16,288       17,514       36,398
  Deposits............................................    1,266,615      1,371,243    1,473,318    1,384,218    1,388,818
  Securities sold under agreements to repurchase......      340,788        192,433           --           --       46,985
  FHLB advances.......................................      472,000         80,000       31,746      310,000      314,000
  Senior debt(1)......................................       11,113(1)      11,398       10,000       38,199       33,899
  Minority interest(2)................................       33,250(2)          --           --       23,324       23,324
  Stockholders' equity(3).............................       79,602         64,822       56,613      (52,463)       6,835


                                                                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------------------
                                                          1997       1996       1995       1994       1993
                                                        ---------  ---------  ---------  ---------  ---------
SELECTED OPERATING DATA:
  Interest, fees and dividend income..................  $ 130,979  $ 122,896  $ 122,926  $ 116,262  $ 134,931
  Interest expense....................................     97,205     90,791     97,977     97,100    108,769
                                                        ---------  ---------  ---------  ---------  ---------
  Net interest income.................................     33,774     32,105     24,949     19,162     26,162
  Provision for loan losses...........................      2,046      2,884      8,823     24,443     13,059
                                                        ---------  ---------  ---------  ---------  ---------
  Net interest income after provision for loan
    losses............................................     31,728     29,221     16,126     (5,281)    13,103
  Gain on mortgage-backed securities sales, net.......      1,275      3,638        641        485        901
  Gain (loss) on loan and servicing sales, net........      3,413        (53)      (166)     2,712      2,537
  Income (loss) from other real estate operations,
    net...............................................     (1,805)     1,946     (2,067)    (5,398)      (180)
  Other noninterest income............................      2,234      2,593      2,095      2,328      6,272
  Operating expenses..................................     29,543     27,816     30,751     40,923     41,070
                                                        ---------  ---------  ---------  ---------  ---------
  Earnings (loss) before income tax provision
    (benefit) and minority interest...................      7,302      9,529    (14,122)   (46,077)   (18,437)
  Income tax provision (benefit)......................     (4,499)    (3,015)    (2,644)    11,356     (1,200)
  Minority interest...................................       (859)        --         --         --         --
                                                        ---------  ---------  ---------  ---------  ---------
  Net earnings (loss).................................  $  10,942  $  12,544  $ (11,478) $ (57,433) $ (17,237)
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------
  Net earnings (loss) available to common
    stockholders......................................  $   3,602  $   5,989  $ (14,863) $ (57,433) $ (17,237)
  Earnings per share, basic and diluted(4)............  $    1.14  $    1.90  $   (3.41) $   (9.45) $   (2.84)

                                                                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------------------
                                                          1997       1996       1995       1994       1993
                                                        ---------  ---------  ---------  ---------  ---------
KEY OPERATING RATIOS:(5)
PERFORMANCE RATIOS:
  Return on average assets............................       0.57%      0.72%     (0.65)%     (3.00)%     (0.87)%
  Return on average equity............................      15.37      22.00     (38.21)   (251.75)   (118.57)
  Equity to assets....................................       3.72       3.29       1.70      (1.19)      0.73
  Dividend payout ratio...............................         --         --         --         --         --
  Interest-earning assets to interest-bearing
    liabilities.......................................        101        100        100         98         98
  Interest rate spread(6).............................       1.80       1.91       1.46       1.16       1.49
  Net interest margin(6)..............................       1.84       1.92       1.45       1.04       1.38
  Operating expenses to average assets................       1.55       1.60       1.74       2.14       2.07
  Efficiency ratio(7).................................      72.17      64.52      89.72      93.58      84.24
ASSET QUALITY DATA:
  Total non-performing assets and troubled debt
    restructurings(8).................................  $  33,123  $  46,218  $  52,640  $  78,737  $  76,951
  Non-performing loans as a percent of loans, net.....       0.65%      1.60%      2.90%      2.10%      2.86%
  Non-performing assets as a percent of total
    assets(8).........................................       1.05       2.21       2.94       2.20       3.83
  Non-performing assets and troubled debt
    restructurings as a percent of total assets(8)....       1.50       2.64       3.33       4.57       4.20
  Allowance for loan losses as a percent of loans,
    net...............................................       1.16       2.04       2.57       2.28       1.52
  Allowance for loan losses as a percent of non-
    performing loans(8)...............................     179.97     127.65      88.71     108.53      53.06
  Allowance for loan losses as a percent of non-
    performing loans and troubled debt
    restructurings(8).................................      89.84      90.30      75.67      43.66      44.99
  Net charge-offs to average loans, net...............       0.63       0.95       0.55       0.95       0.45
BANK REGULATORY CAPITAL RATIOS(9):
  Tier 1 leverage.....................................       5.43       4.57       4.18       1.08       4.21
  Tier 1 risk-based...................................      10.74       9.15       7.56       2.01       7.41
  Total risk-based....................................      11.99      10.38       8.43       2.76       8.58


------------------------


(1) The senior debt will be prepaid in connection with the Offering. See "Use of Proceeds," "Capitalization" and "The Stockholders' Agreement."


(2) Minority interest consists of the interest in PPCCP held by persons other than the Bank. See "Business-- Subsidiaries."

(3) At December 31, 1997, 1996 and 1995, stockholders' equity is net of $2.0 million, $6.1 million and $1.6 million of unrealized losses on securities available-for-sale, respectively.


(4) Based on a weighted average number of shares of Common Stock of 3,152,064, 3,152,064, 4,361,280, 6,075,008 and 6,075,088 for 1997, 1996, 1995, 1994 and
    1993, respectively.



(5) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods, except for 1993 which use average monthly balances.



(6) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.



(7) Efficiency ratio represents operating expenses as a percent of the aggregate of net interest income and non-interest income.



(8) Non-performing assets consist of nonaccrual loans and real estate owned. Nonaccrual loans are loans that the Company has removed from accrual status because the loans are 90 or more days delinquent as to principal and/ or interest or, in management's opinion, full collectibility of the loans is in doubt. Real estate owned consists of real estate acquired in settlement of loans. A loan is considered a troubled debt restructuring if, as a result of the borrower's financial condition, the Company has agreed to modify the loan by accepting below market terms either by granting an interest rate concession or by deferring principal or interest payments. As used in this table, the term "troubled debt restructurings" means a restructured loan on accrual status. Troubled debt restructurings on nonaccrual status are reported in the nonaccrual loan category. See "Business--Asset Quality."



(9) For information on the Bank's regulatory capital requirements, see "Regulation--Regulation of Federal Savings Banks--Regulatory Capital Requirements."

                              RECENT DEVELOPMENTS
                 (Dollars in thousands, except per share data)



    The following selected historical consolidated financial and other data at March 31, 1998 and for the three month periods ended March 31, 1998 and 1997 are derived from unaudited financial data, but, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results of operations that may be expected for the fiscal year ending December 31, 1998. The selected historical consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by, the historical consolidated financial statements of the Company, including the related notes, included elsewhere herein.



                                                                                    AT MARCH 31,  AT DECEMBER 31,
                                                                                        1998           1997
                                                                                    ------------  ---------------
SELECTED FINANCIAL CONDITION DATA:
  Total assets....................................................................   $2,269,953     $ 2,213,054
  Cash and cash equivalents.......................................................       14,717          14,113
  Federal funds sold..............................................................        3,000           7,004
  Securities available-for-sale...................................................      525,926         571,160
  Mortgage-backed securities held-to-maturity.....................................        8,628           9,671
  Loans receivable, net...........................................................    1,618,290       1,533,212
  Real estate held for investment and sale, net...................................       17,436          15,191
  Deposits........................................................................    1,284,386       1,266,615
  Securities sold under agreements to repurchase..................................      273,156         340,788
  FHLB advances...................................................................      577,000         472,000
  Senior debt(1)..................................................................       11,224          11,113(1)
  Minority interest(2)............................................................       33,250          33,250(2)
  Stockholders' equity(3).........................................................       80,519          79,602



                                                                                                   AT OR FOR THE
                                                                                                    THREE MONTHS
                                                                                                  ENDED MARCH 31,
                                                                                                --------------------
                                                                                                  1998       1997
                                                                                                ---------  ---------
SELECTED OPERATING DATA:
  Interest, fees and dividend income..........................................................  $  38,944  $  30,701
  Interest expense............................................................................     28,771     22,372
                                                                                                ---------  ---------
  Net interest income.........................................................................     10,173      8,329
  Provision for loan losses...................................................................        450        422
                                                                                                ---------  ---------
  Net interest income after provision for loan losses.........................................      9,723      7,907
  Gain on mortgage-backed securities sales, net...............................................        323         40
  Gain on loan and servicing sales, net.......................................................         --      3,391
  Income (loss) from other real estate operations, net........................................       (148)       221
  Other noninterest income....................................................................        683        685
  Operating expenses..........................................................................      7,680      7,156
                                                                                                ---------  ---------
  Earnings before income taxes and minority interest..........................................      2,901      5,088
  Income taxes................................................................................         --         --
  Minority interest...........................................................................       (869)        --
                                                                                                ---------  ---------
  Net earnings................................................................................  $   2,032  $   5,088
                                                                                                ---------  ---------
                                                                                                ---------  ---------
  Earnings per share, basic and diluted(4)....................................................  $     .64  $    1.61
  Pro forma earnings per share(5).............................................................  $     .17       N.A.

                                                                                                   AT OR FOR THE
                                                                                                    THREE MONTHS
                                                                                                  ENDED MARCH 31,
                                                                                                --------------------
                                                                                                  1998       1997
                                                                                                ---------  ---------
KEY OPERATING RATIOS:(6)
PERFORMANCE RATIOS:
  Return on assets............................................................................       0.36%      1.15%
  Return on equity............................................................................      10.38      31.80
  Equity to assets............................................................................       3.49       3.60
  Dividend payout ratio.......................................................................         --         --
  Interest-earning assets to interest-bearing liabilities.....................................        102        101
  Interest rate spread(7).....................................................................       1.65       1.80
  Net interest margin(7)......................................................................       1.77       1.85
  Operating expenses to average assets........................................................       1.37       1.61
  Efficiency ratio(8).........................................................................      75.50      85.92
ASSET QUALITY DATA:
  Total non-performing assets and troubled debt
    restructurings(9).........................................................................  $  39,564  $  50,305
  Non-performing loans as a percent of loans, net.............................................       0.76%      1.31%
  Non-performing assets as a percent of total assets(9).......................................       1.31       2.47
  Non-performing assets and troubled debt restructurings
    as a percent of total assets(9)...........................................................       1.74       2.91
  Allowance for loan losses as percent of loans, net..........................................       1.11       1.67
  Allowance for loan losses as a percent of non-performing loans(9)...........................     146.93     127.56
  Allowance for loan losses as a percent of non-performing loans
    and troubled debt restructurings(9).......................................................      81.22      84.23
  Net charge-offs to average loans, net.......................................................       0.08       1.77
BANK REGULATORY CAPITAL RATIOS(10):
  Tier 1 leverage.............................................................................       5.40       4.91
  Tier 1 risk-based...........................................................................      10.28       9.42
  Total risk-based............................................................................      11.46      10.68


--------------------------


(1) The senior debt will be prepaid in connection with the Offering. See "Use of Proceeds," "Capitalization" and "The Stockholders' Agreement."



(2) Minority interest consists of the interest in PPCCP held by persons other than the Bank. See "Business-- Subsidiaries."



(3) At March 31, 1998 and December 31, 1997, equity is net of $3.1 million and $2.0 million of unrealized losses on securities available-for-sale, respectively.



(4) Based on a weighted average number of shares of 3,152,064.



(5) Based on a weighted average number of shares of 11,679,537. See Note 22 to the Notes to Consolidated Financial Statements.



(6) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods.



(7) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.



(8) Efficiency ratio represents operating expenses as a percent of the aggregate of net interest income and non-interest income.



(9) Non-performing assets consist of nonaccrual loans and real estate owned. Nonaccrual loans are loans that the Company has removed from accrual status because the loans are 90 or more days deliquent as to principal and/or, in management's opinion, full collectibility of the loans is in doubt. Real estate owned consists of real estate acquired in settlement of loans. A loan is considered a troubled debt restructuring if, as a result of the borrower's financial condition, the Company has agreed to modify the loan by accepting below market terms either by granting an interest rate concession or by deferring principal or interest payments. As used in this table, the term "troubled debt restructurings" means a restructured loan on accrual status. Troubled debt restructurings on nonaccrual status are reported in the nonaccrual loan category. See "Business--Asset Quality."



(10) For information on the Bank's regulatory capital requirements, see "Regulation--Regulation of Federal Savings Banks--Regulatory Capital Requirements."

FINANCIAL CONDITION



    The Company's total assets increased to $2.27 billion at March 31, 1998, an increase of $56.9 million or 2.6% from December 31, 1997. The increase is primarily attributable to an $85.1 million increase in loans receivable, net, due to loan originations of $85.8 million and a purchase of $114.2 million of one-year adjustable-rate single-family residential mortgage loans, which were partially offset by principal repayments of $113.4 million. The increase in loans receivable, net was partially offset by a $45.2 million or 7.9% decrease in securities available for sale. Increases in the Company's loan portfolio were primarily funded by FHLB advances and, to a lesser extent, deposits, which increased by $105.0 million or 22.3% and $17.8 million or 1.4%, respectively. Securities sold under agreements to repurchase declined by $67.6 million or 19.8%. The Company's stockholders' equity increased by $917,000 to $80.5 million at March 31, 1998.



RESULTS OF OPERATIONS



    The Company earned $2.0 million during the three months ended March 31, 1998, compared to $5.1 million during the comparable quarter in 1997. The Company's return on assets amounted to 0.36% for the three months ended March 31, 1998, as compared to 1.15% for the three months ended March 31, 1997. During the first quarter of 1997, the Company sold the servicing rights with respect to substantially all of its residential mortgage loans and recognized a gain of $3.4 million on that portion of the servicing of loans held for other parties. See "Business--Lending Activities--Single-Family Residential Real Estate Loans." Without giving effect to such one-time sale, the Company would have earned $1.7 million for the comparable quarter in 1997. The sale of the servicing rights associated with residential mortgage loans held in the Company's loan portfolio contributed to a reduction in the Company's interest rate spread, which resulted in the decline in the Company's earnings during the period. The Company expects that its interest rate spread and net interest margin will improve as certain loans that the Company purchased during the fourth quarter of 1997 and the first quarter of 1998 reprice to their fully indexed rate. See "Risk Factors-- Interest Rate Concerns," and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations." The decline in the Company's return on assets during the first quarter of 1998 was due in part to the increase in the Company's asset size as a result of the balance sheet restructuring in 1997. See "Business--Lending Activities--Single-Family Residential Real Estate Loans."



    The Company's net interest income increased by $1.8 million or 22.1% during the three months ended March 31, 1998 over the comparable quarter, which is attributable to an $8.2 million or 26.9% increase in total interest income, which more than offset a $6.4 million or 28.6% increase in total interest expense from funding sources. The increase in total interest income was attributable to increased lending activity as the Bank continued to leverage its balance sheet through purchases of adjustable-rate single-family residential loans, $408.8 million of which the Company purchased during the fourth quarter of 1997. On March 31, 1998, the Bank purchased $114.2 million of similar loans.



    The Company's provision for loan losses increased by $28,000 to $450,000 during the quarter ended March 31, 1998, when compared to the prior comparable period. At March 31, 1998, the Company's allowance for loan losses amounted to $18.0 million or 1.11% of total loans and 146.9% of total non-performing loans.



    The Company's total non-interest income declined significantly during the three months ended March 31, 1998 over the prior comparable quarter, by $3.5 million or 80.2%, primarily due to the absence of the 1997 gain on sale of servicing. Total non-interest income also decreased due to a loss of $148,000 during the March 1998 quarter from real estate operations, net, compared to income of $221,000 during the 1997 quarter. The decrease in total non-interest income was partially offset by a $283,000 increase in gain on mortgage-backed securities sales, net. During the quarter ended March 31, 1998, the Company sold $66.7 million of fixed-rate mortgage-backed securities, the proceeds of which were utilized to fund the purchase of adjustable-rate single-family residential loans during the quarter.

    The Company's total operating expenses increased by $524,000 or 7.3% during the March 1998 quarter over the comparable quarter in 1997. Total operating expenses increased as a result of a $290,000 increase in occupancy expense (due to the installation and operation of new automated teller machines and automated loan machines and increased security measures in the Bank's branch offices), a $149,000 increase in professional services (resulting primarily from consulting services provided to the Bank in connection with asset and liability management and actuarial services provided to the Bank with respect to its benefit plans and an increase in audit costs) and a $100,000 increase in personnel and benefits expense (due to the hiring and training of new commercial and consumer lending personnel). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations-- Operating Expenses."



    Net earnings during the quarter ended March 31, 1998 for PPCCP, the Bank's REIT subsidiary, were $1.3 million. The Company's net earnings during the quarter ended March 31, 1998 were reduced by minority interest of $869,000, which represents dividends paid by PPCCP on its publicly outstanding Series A Preferred Shares. See "Business--Subsidiaries."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION IN CONJUNCTION WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK IN THE OFFERING. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO THE COMPANY THAT ARE BASED ON THE BELIEFS OF MANAGEMENT AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. IN ADDITION, IN THOSE AND OTHER PORTIONS OF THIS DOCUMENT, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "SHOULD" AND SIMILAR EXPRESSIONS, OR THE NEGATIVE THEREOF, AS THEY RELATE TO THE COMPANY OR THE COMPANY'S MANAGEMENT, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY WITH RESPECT TO FUTURE LOOKING EVENTS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THE RISK FACTORS DESCRIBED IN THIS PROSPECTUS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED OR INTENDED. THE COMPANY DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

THE COMPANY'S LIMITED HISTORY OF STABILIZED OPERATIONS AND PROFITABILITY


    Recently, the Company has redirected its attention to increasing the Bank's lending activities. However, during 1995, new management had focused on, among other things, reducing problem assets, increasing net interest income, reducing operating expenses and cost of funds and maximizing profitability while limiting interest rate and credit risk. The reduction in the Company's non-performing assets and the Company's return to profitability in 1996 and 1997 has allowed the Bank to actively originate and purchase loans. During 1997, the Company increased originations in all loan categories, and began to purchase loans for the first time in several years. Total loan originations and purchases have increased from $26.8 million during the year ended December 31, 1995 to $61.7 million during the year ended December 31, 1996 to $666.4 million during the year ended December 31, 1997. See "Business--Lending Activities--Origination, Purchase and Sale of Loans." Notwithstanding the foregoing, no assurance can be made that the Bank will be successful in continuing to increase its loan portfolio in future periods or that the Company will be able to achieve or maintain profitability in subsequent years. See "--Impact on 1998 Operating Results of Benefits to Selling Stockholders and Senior Management" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."



IMPACT ON 1998 OPERATING RESULTS OF BENEFITS TO SELLING STOCKHOLDERS AND SENIOR
  MANAGEMENT



    The Company expects to utilize an aggregate of $42.4 million of the $114.6 million of net proceeds from the Offering (assuming an initial public offering price of $14.00) to pay accumulated and unpaid dividends to the Selling Stockholders, repurchase senior notes held by a Selling Stockholder and to make other payments to senior management of the Company. Such payments, along with the payment of the FDIC special assessment, which are non-recurring and are being undertaken in connection with the Offering, will reduce the Company's net earnings in 1998 and could result in the Company incurring a net loss for 1998. See "Use of Proceeds," "Capitalization" and "The Stockholders' Agreement."


DEPENDENCE ON KEY PERSONNEL


    The recent success of the Company and the Bank has been dependent on Rudolf
P. Guenzel, the President and Chief Executive Officer of the Company and the Bank, J. Michael Holmes, the Executive Vice President and Chief Financial Officer of the Company and the Bank, and William W. Flader, the Executive Vice President of the Company and the Bank. The Company's future success will also depend, to a significant extent, upon the services of Messrs. Guenzel, Holmes and Flader. The Company believes that the prolonged unavailability or the unexpected loss of the services of any of Messrs. Guenzel, Holmes and Flader could have a material adverse effect upon the Company. In connection with the Offering, the Company and the Bank will enter into three-year employment agreements with Messrs. Guenzel, Holmes and Flader. The Company does not currently maintain key man life insurance policies with respect to Messrs. Guenzel, Holmes and Flader. See "Management."


IMPACT OF OWNERSHIP CHANGE ON USE OF NET OPERATING LOSS CARRYFORWARDS



    The Company has $151.5 million of federal NOLs as of December 31, 1997 which are scheduled to expire between 2001 and 2011. In the event an "ownership change" of the Company was or is deemed to have occurred, an annual limitation (the "Section 382 limitation") would be imposed pursuant to Section 382 of the Code on the rate at which NOLs may be deducted against taxable income of the Company in any post-change taxable year. It is anticipated that the Offering will result in an ownership change within the meaning of Section 382 of the Code (the "1998 Ownership Change"). Consequently, the ability of the Company to use its NOLs to offset future taxable income will be subject to one or more limitations under Section 382, which could result in the Company being unable to fully utilize such tax benefits. Such inability of the Company to utilize such tax benefits could have a material adverse effect on the net earnings and prospects of the Company. For additional information, see "Taxation--Impact of Ownership Change on Use of Net Operating Loss Carryforwards" and "Agreement with Respect to Potential Goodwill Lawsuit Recovery--Tax Consequences."



RISK THAT RIGHTS ARE TREATED AS DEBT ON USE OF NET OPERATING LOSS CARRYFORWARDS



    KPMG Peat Marwick LLP has issued an opinion to the Company and the Bank to the effect that, for federal income tax purposes, the Rights evidenced by the terms of the Shareholder Rights Agreement should be treated as stock of the Company for purposes of Sections 382(e), 311(a) and 305(a) of the Code. Such opinion is not binding on the Internal Revenue Service ("IRS") and no assurance can be made that the IRS will treat the Shareholder Rights Agreement as stock of the Company for federal income tax purposes. If the Shareholder Rights Agreement is treated other than as stock in the Company (i.e., as debt of the Company), the value of the Shareholder Rights Agreement would reduce the value of the Company's stock, and, correspondingly, the amount of the Section 382 Limitation with respect to the 1998 Ownership Change. Such a reduction in the amount of the
Section 382 Limitation would significantly impair the ability of the Bank to use its NOLs existing at the time of the 1998 Ownership Change. Such inability of the Company to utilize such tax benefits could have a material adverse effect on the net earnings and prospects of the Company. Whether the Shareholder Rights Agreement will be treated as stock for federal income tax purposes depends on the totality of the facts and circumstances, including the intent of the parties to the Shareholder Rights Agreement, the extent to which the Shareholder Rights Agreement will obligate the Company to pay the Selling Stockholders a portion of the Litigation Recovery (as defined and described under "Agreement With Respect to Potential Goodwill Lawsuit Recovery") and the position that the Shareholder Rights Agreement will give the Selling Stockholders in relation to the Company's creditors and stockholders existing on and after the execution of the Shareholder Rights Agreement. See "Taxation."


ASSET QUALITY

    The Bank experienced serious financial and operational problems in the early 1990s primarily as a result of the economic recession and a decline in real estate values. These conditions had a material adverse effect on the quality of the Bank's loan portfolio and contributed to substantial increases in the Bank's problem assets, including non-accrual loans, real estate acquired by the Bank through foreclosure proceedings and troubled debt restructurings. Such problem assets reached $78.7 million or 4.6% of total assets at December 31, 1994. Since the change in senior management during 1995, the Bank has focused on improving the credit quality of its assets through the early identification of potential problem loans and the administration, rehabilitation or liquidation of the Bank's non-performing assets. New management has initiated a policy to take title to non-performing assets as promptly as practicable and improve the properties' physical condition where appropriate so that marketing efforts may be commenced. In the case of commercial properties, management takes steps to enhance net operating income with respect to its properties in order to command the best sales price possible. Management's actions, and improved economic conditions in California, resulted in a substantial decline in non-performing assets and troubled debt restructurings during 1997, as such problem assets amounted to $33.1 million or 1.5% of total assets at December 31, 1997. Management does not believe that there are any material problems with loans in its portfolio other than those which it has identified. See "Business--Asset Quality--Non-Performing Assets."



    The future success of the Bank is dependent upon the quality of its assets. Although management of the Bank has devoted substantial time and resources to the identification, collection and work-out of non-performing assets, the real estate markets and the overall economy in its market area are likely to be significant determinants of the quality of the Bank's assets in future periods and, thus, its financial condition and results of operations. In particular, although the Bank, through its new management, has been able to reduce the amount of its non-performing assets and troubled debt restructurings in recent years, the Bank's future results of operations may be materially adversely affected if the Bank is unable to work-out or dispose of its remaining non-performing assets on a timely basis, if the values of such properties decline further or if the values of properties underlying the Bank's loan portfolio decline further. Although management utilizes its best judgment in providing for losses with respect to its non-performing assets and believes that its allowance for loan losses at December 31, 1997 was adequate, there can be no assurance that the Bank will be able to dispose of such non-performing assets without establishing additional provisions for losses on loans or further reductions in the carrying value of its real estate owned. Significant additional loan and real estate loss provisions would negatively impact the Bank's future results of operations and levels of regulatory capital.


INTEREST RATE CONCERNS

    It is expected that the Bank will continue to realize income primarily from the differential or "spread" between the interest earned on loans, securities and other interest-earnings assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest rate spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. It is expected that a substantial portion of the Bank's assets will continue to be indexed to changes in market interest rates and a substantial portion of its liabilities will continue to be short term, which will mitigate the negative effect of a decline in yield on its assets. At December 31, 1997, the Bank had $1.6 billion in assets maturing or repricing within one year and $1.6 billion in liabilities maturing or repricing within one year. In addition, the lag in implementation of repricing terms on the Bank's adjustable-rate assets may result in a decline in net interest income in a rising interest rate environment. As such, there can be no assurance that the Bank's interest rate risk will be minimized or eliminated. Furthermore, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect the Bank's net interest rate spread, asset quality, loan origination volume and overall financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management."

MULTI-FAMILY RESIDENTIAL, COMMERCIAL REAL ESTATE, COMMERCIAL BUSINESS AND
  CONSUMER LENDING

    At December 31, 1997, the Bank's multi-family residential and commercial real estate loans amounted to $561.7 million in the aggregate or approximately 36.1% of the Bank's total loans receivable. In addition, while commercial business and consumer loans (including loans secured by deposits) amounted to only $31.0 million in the aggregate at December 31, 1997 (which represented 2.0% of the Bank's total loans receivable), such loans represented 20.3% and 15.8% of the Bank's total loan originations for the years ended December 31, 1997 and 1996, respectively. Although multi-family residential, commercial real estate, commercial business and consumer loans generally provide for higher interest rates and shorter terms than single-family residential real estate loans, such loans generally have a higher degree of credit risk. At December 31, 1997, an aggregate of $1.5 million and $12.4 million of the Bank's multi-family residential and commercial real estate loans were classified non-accrual or included in real estate owned, respectively. In an effort to increase its commercial business and consumer lending business, the Bank has been placing increased emphasis on providing customers with additional banking services, has increased expenditures with respect to its infrastructure and has hired and trained new commercial and consumer lending personnel. The Bank intends to increase this emphasis on commercial business and consumer lending during the next several years. No assurance can be made that the Bank will be successful in building up these portfolios to levels consistent with the Bank's business plan. See "Business--Lending Activities."


NO PRIOR MARKET; DETERMINATION OF MARKET PRICE



    Prior to the Offering, there has been no public market for the Company's Common Stock. The initial public offering price was determined by negotiations between the pricing committee of the Company and Sandler O'Neill & Partners, L.P., as representative (the "Representative") of the underwriters named in the Underwriting Agreement ("Underwriting Agreement") among the Company, the Bank, the Selling Stockholders and the Representative. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the estimate of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed to be relevant. In connection with the Offering, Rudolf P. Guenzel, President and Chief Executive Officer of the Company, and J. Michael Holmes, Executive Vice President and Chief Financial Officer of the Company, each a member of the pricing committee of the Company, will receive a one-time payment in satisfaction of certain benefits due under an existing employment agreement with the Bank. Such one-time payment will increase in the event there is an increase in the initial public offering price per share. See "Management--Employment Agreements--Original Employment Agreements and Establishment of Grantor Trust."



    The Company has applied to have the Common Stock quoted on the Nasdaq National Market under the symbol "PBOC." However, there can be no assurance that such application will be approved, or that if approved, an established and liquid trading market for the Common Stock will develop, that it will continue if it does develop, or that after the completion of the Offering, the Common Stock will trade at or above the initial public offering price set forth on the cover of this Prospectus. The Representative has advised the Company that it intends to make a market in the Common Stock. However, the Representative is not obligated to make a market in such shares, and any such market making may be discontinued at any time at the sole discretion of the Representative. In addition, the substantial amount of Common Stock which is expected to be retained by the Selling Stockholders may adversely affect the development of an active and liquid trading market. See "--Control of the Company by the Selling Stockholders," "Market for Common Stock" and "Underwriting."


DIVIDENDS

    The Company has never paid a cash dividend on the Common Stock and does not expect to pay a cash dividend on its Common Stock following the Offering. Rather, the Company intends to retain earnings and increase capital in furtherance of its overall business objectives. The Company will periodically review its dividend policy in view of the operating performance of the Company, and may declare dividends in the future if such payments are deemed appropriate and in compliance with applicable law and regulations. Cash and stock dividends are subject to determination and declaration by the Board of Directors, which will take into account the Company's consolidated earnings, financial condition, liquidity and capital requirements, applicable governmental regulations and policies, and other factors deemed relevant by the Board of Directors. See "Dividends," "Regulation--Regulation of Federal Savings Banks--Capital Distribution Regulation" and "Taxation."

HOLDING COMPANY STRUCTURE

    Substantially all of the Company's assets and operations are held by or conducted through the Bank and, to that extent, the Company is effectively a holding company. The Company relies on dividends from the Bank to meet its debt service obligations and other liabilities. Although the Company has no current intention to pay dividends on the Common Stock, the Company's ability to pay such dividends will depend on cash dividends from the Bank. As discussed below, there are significant limitations on the ability of the Bank to pay dividends or otherwise pay cash to the Company. See "Dividends." In addition, claims of creditors of the Bank, including tax authorities and trade creditors, will generally have a priority claim to the assets of the Bank over the claims of the Company.

DILUTION


    Upon completion of the Offering, there will be an immediate dilution of the net tangible book value per share of Common Stock from the initial public offering price. This dilution primarily results from the sale by the Company of Common Stock in the Offering at a price above the current book value per share. Without taking into account any changes in net tangible book value after December 31, 1997, other than those resulting from the sale by the Company of the Common Stock offered hereby (after deduction of underwriting discounts and commissions and estimated Offering expenses), the pro forma net tangible book value at December 31, 1997 would have been $8.01 per share (excluding any tax benefits relating to the Company's future use of its NOLs), representing an immediate dilution of $5.99 per share to persons purchasing the Common Stock offered hereby at the initial public offering price. See "Dilution."



LEVERAGE STRATEGY



    As a result of the substantial amount of proceeds expected to be raised in the Company's offering of Common Stock and contributed to the Bank, the Bank intends to leverage such proceeds through the purchase of single-family residential loans and U.S. Government agency obligations and U.S. Government agency mortgage-backed securities, which purchases are expected to be funded primarily through increases in deposits, short- to intermediate-term reverse repurchase agreements and FHLB advances. See "Use of Proceeds." Management's leverage strategy is premised on the assumption that it will earn a positive spread on the yield generated from its purchased loans and securities over the rate paid on its incremental borrowings and that the spread generated from such strategy will assist the Company in accelerating the utilization of its existing NOLs. If market rates of interest fluctuate in such a manner that the Company is unable to earn a positive spread as a result of its leverage strategy, the Company's net interest margin and net earnings will be adversely affected in future periods. For information concerning the Company's leveraging of its balance sheet during the year ended December 31, 1997, See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "--Impact of Ownership Change on Use of Net Operating Loss Carryforwards" and "Taxation."


YEAR 2000 COMPLIANCE ISSUES

    The Company has adopted a plan to address Year 2000 data processing issues. The plan includes the assessment of all internal systems, programs and data processing applications as well as those provided to the Bank by third-party vendors. A significant portion of the Company's data processing and loan servicing is performed by third-party vendors from which the Company has received confirmation that they expect to be compliant with Year 2000 issues on a timely basis. The Company has not incurred significant expense to date, but expects to incur total expenses of $200,000 through 1999 to address Year 2000 issues. Management is currently evaluating the Bank's third party vendors' efforts with respect to compliance with Year 2000 issues. No assurance can be made that such third party vendors' efforts will be successful or that the Company's costs associated therewith will be as estimated. However, the Company does not believe any Year 2000 issues will materially affect the Company's products, services or competitive conditions. In addition, the Company does not believe that the cost of addressing the Year 2000 issues is a material event or uncertainty that would cause reported financial information not to be necessarily indicative of future operating results or financial condition, and the costs or the consequences of incomplete or untimely resolution of its Year 2000 issues does not represent a known material event or uncertainty that is reasonably likely to affect its future financial results, or cause its reported financial information not to be necessarily indicative of future operating results or future financial condition.

RISKS RELATING TO GOODWILL LITIGATION


    Legal, accounting, consulting and other fees and expenses related to the Goodwill Litigation (as defined and described under "Agreement with Respect to Potential Goodwill Lawsuit Recovery") may become substantial. During the period from the commencement of the Goodwill Litigation to December 31, 1997, the Bank has incurred legal fees of $78,000. To the extent the Company and the Bank must continue to engage in protracted litigation, the Company and the Bank will continue to incur significant legal, accounting, consulting and other fees and expenses in the future. Under the Shareholder Rights Agreement, the Company has agreed to establish a Goodwill Litigation Committee of the Board of Directors, comprised of the Chief Executive Officer and two representatives designated in a specified manner by the Selling Stockholders. Among other things, the Goodwill Litigation Committee has the exclusive right to oversee the Goodwill Litigation and any Ancillary Litigation (as defined herein) and to make final determinations with respect to the dismissal, settlement or termination of the Goodwill Litigation or any Ancillary Litigation. The Selling Stockholders have agreed to reduce the amount of the Recovery Payment (as defined herein) which is to be paid to them in connection with a Litigation Recovery by, among other things, the fees and expenses incurred in connection with the Goodwill Litigation and any Ancillary Litigation. While such agreement does not legally require reimbursement of such expenses in the event there is no Litigation Recovery, the Selling Stockholders have advised the Board of Directors of their willingness to reimburse the Company and the Bank for such fees and expenses periodically upon request by the Company and/or the Bank. No assurance can be made that the Company and/or the Bank will prevail in the Goodwill Litigation or any Ancillary Litigation or that the Company and/or the Bank achieve recoveries sufficient to offset the fees and expenses for which the Company remains responsible. In addition, no assurance can be made that the Selling Stockholders will in fact reimburse the Company or the Bank for any fees and expenses incurred with respect to the Goodwill Litigation and any Ancillary Litigation and the Selling Stockholders are not obligated to do so. See "Agreement With Respect to Potential Goodwill Lawsuit Recovery."



CONTROL OF THE COMPANY BY THE SELLING STOCKHOLDERS



    All of the Company's Common Stock prior to the Offering is 100% owned by the Bishop Estate, BIL Securities and Arbur. Following the Offering, it is anticipated that such Selling Stockholders will own 24.97%, 10.03% and 3.34% of the Common Stock, respectively. In addition, in connection with the consummation of the Offering, the Company and the Selling Stockholders will enter into the Stockholders' Agreement (as defined herein) pursuant to which the Company will agree to use all authority under applicable law to cause the Selling Stockholders' nominees to be included in the slate of nominees to the Board of Directors and will agree to use all practical efforts to cause the election of such slate. Under the Stockholders' Agreement, Bishop will be entitled to designate two, one or no nominees, and BIL Securities and Arbur collectively one or no nominees, in each case based on such Selling Stockholders' percentage ownership of Common Stock. As a result, the Selling Stockholders will continue to be able to influence the election of the Company's Board of Directors, and thereby the policies of the Company and its subsidiaries, including mergers, sales of assets and similar transactions. The Stockholders' Agreement further provides that, subject to any applicable regulatory prohibitions, the Selling Stockholders shall at all times have and maintain a right of attendance at Board of Directors meetings, irrespective of their continued status as Material Stockholders until such time as the Goodwill Litigation shall have been settled or otherwise terminated. In addition, unless otherwise approved by stockholders of the Company pursuant to the Company's Amended and Restated Articles of Incorporation, as long as the Selling Stockholders are Material Stockholders, the Bylaws of the Company shall provide for and the Board of Directors shall be comprised of seven directors. See "The Stockholders' Agreement," "Principal and Selling Stockholders" and "Description of Capital Stock--Restrictions on Acquisition of the Company--Amendment of Certificate of Incorporation and Bylaws."


SHARES AVAILABLE FOR FUTURE SALE


    The Company and the Selling Stockholders have agreed not to, and the Company has further agreed not to allow its directors and executive officers to, offer, sell, contract to sell or otherwise dispose of, except as provided in the Underwriting Agreement, any securities of the Company that are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any substantially similar securities, for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative. See "Underwriting." Notwithstanding the foregoing, the future sale of a substantial number of shares of Common Stock by the Selling Stockholders or stockholders who purchased shares of Common Stock in the Offering, or the perception that such sales could occur, could have an adverse effect on the market price of the Common Stock. See "Shares Eligible For Future Sale" and "Principal and Selling Stockholders."


ECONOMIC CONDITIONS

    The Bank's loan portfolio is concentrated in California. As a result, the financial condition of the Bank will be subject to general economic conditions and, in particular, to conditions in the California residential real estate market. During the early 1990s, the Southern California economy deteriorated due, in part, to the national recession at the start of the decade, together with a general decline in market values of Southern California real estate. Any downturn in the economy generally, and in California in particular, could affect the ability of the Bank to originate a sufficient volume of high-quality residential mortgage loans or maintain its asset quality, and could reduce real estate values. Real estate values in California could also be affected by earthquakes or other natural disasters.

COMPETITION

    The Bank experiences significant competition in both attracting and retaining deposits and in originating real estate and consumer loans.

    The Bank competes with other thrift institutions, commercial banks, insurance companies, credit unions, thrift and loan associations, money market mutual funds and brokerage firms in attracting and retaining deposits. Competition for deposits from large commercial banks is particularly strong. Many of the nation's thrift institutions and many large commercial banks have a significant number of branch offices in the areas in which the Bank operates.

    In addition, there is strong competition in originating and purchasing real estate and consumer loans, principally from other savings and loan associations, commercial banks, mortgage banking companies, insurance companies, consumer finance companies, pension funds and commercial finance companies. The primary factors in competing for loans are the quality and extent of service to borrowers and brokers, economic factors such as interest rates, interest rate caps, rate adjustment provisions, loan maturities, loan-to-value ("LTV") ratios, loan fees, and the amount of time it takes to process a loan from receipt of the loan application to date of funding. The Bank's future performance is dependent on its ability to originate a sufficient volume of loans in its local market areas. There can be no assurance that the Bank will be able to effect such actions on satisfactory terms.

REGULATION


    The financial institutions industry is subject to extensive regulation, which materially affects the business of the Bank. Statutes and regulations to which the Bank and the Company are subject may be changed at any time, and the interpretation of these statutes and regulations is also subject to change. There can be no assurance that future changes in such statutes and regulations or in their interpretation will not adversely affect the business of the Bank. On September 30, 1996, the Deposit Insurance Funds ("DIF") Act of 1996 was enacted into law. The DIF Act contemplates the development of a common charter for all federally chartered depository institutions and the abolition of separate charters for national banks and federal savings associations. It is not known what form the common charter may take and what effect, if any, the adoption of a new charter would have on the financial condition or results of operations of the Bank. See "Regulation."


ANTI-TAKEOVER PROVISIONS


    In addition to the amount of Common Stock controlled by the Selling Stockholders and the governance provisions of the Stockholders' Agreement (as discussed under "The Stockholders' Agreement"), certain provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws and certain provisions of the Delaware General Corporation Law could have the effect of discouraging non-negotiated takeover attempts which certain stockholders might deem to be in their interest and make it more difficult for stockholders of the Company to remove members of its Board of Directors and management. In addition, various federal laws and regulations could affect the ability of a person, firm or entity to acquire the Company or shares of its Common Stock. See "--Control of the Company by the Selling Stockholders," "The Stockholders' Agreement" and "Description of Capital Stock--Restrictions on Acquisition of the Company."

                                   DIVIDENDS

    The Company has never paid a cash dividend on the Common Stock and does not expect to pay a cash dividend on its Common Stock following the Offering. Rather, the Company intends to retain earnings and increase capital in furtherance of its overall business objectives. The Company will periodically review its dividend policy in view of the operating performance of the Company, and may declare dividends in the future if such payments are deemed appropriate and in compliance with applicable law and regulations. Cash and stock dividends are subject to determination and declaration by the Board of Directors, which will take into account the Company's consolidated earnings, financial condition, liquidity and capital requirements, applicable governmental regulations and policies, and other factors deemed relevant by the Board of Directors. See "Regulation--Regulation of Federal Savings Banks--Capital Distribution Regulation" and "Taxation."

                            MARKET FOR COMMON STOCK


    All of the Common Stock of the Company is currently held by the Selling Stockholders. As such, there is no established market for the Common Stock at this time. The Company expects that following the Offering, the Common Stock will be traded in the over-the-counter market. The Company has applied to have the Common Stock quoted on the Nasdaq National Market under the symbol "PBOC."



    The Representative has advised the Company that, upon completion of the Offering, it intends to act as a market maker in the Common Stock. However, the Representative is not obligated to make a market in such shares, and any such market making may be discontinued at any time at the sole discretion of the Representative. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue, nor is there any assurance that persons purchasing shares of Common Stock will be able to sell them at or above the initial public offering price set forth on the cover page hereof. In addition, the substantial amount of Common Stock which is expected to be retained by the Selling Stockholders may adversely affect the development of an active and liquid trading market. See "Risk Factors--Control of the Company by the Selling Stockholders."


                                USE OF PROCEEDS


    Assuming an initial public offering price of $14.00 per share, the net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby will be $114.6 million ($132.0 million, if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company. The Company will not receive any of the $49.7 million of net proceeds from the sale of Common Stock by the Selling Stockholders (assuming an initial public offering price of $14.00 per share).



    Of the $114.6 million of net proceeds received by the Company, an aggregate of $42.4 million will be used to pay accumulated and unpaid dividends payable to the Selling Stockholders, repurchase senior notes held by a Selling Stockholder and to make other payments to insiders of the Company. Specifically, the Company intends to use approximately $19.5 million of the net proceeds from the sale of the Common Stock offered by the Company to pay accumulated and unpaid dividends through May 15, 1998 to the Selling Stockholders on the shares of the Company's Outstanding Preferred Stock, which is being exchanged for Common Stock of the Company in connection with the Offering. See "Capitalization" and "The Stockholders' Agreement." In addition, the Company intends to utilize approximately $11.6 million of such net proceeds to make a one-time payment in satisfaction of benefits due to certain senior executive officers of the Company and the Bank under the Original Employment Agreements, which benefits were agreed to subject to consummation of the Offering. A portion of such funds will be contributed to certain trusts the Company is establishing in connection with the Offering and will be used to purchase Common Stock of the Company in the Offering on behalf of such executive officers. Such one-time payment will increase in the event there is an increase in the initial public offering price per share. See "Management--

Employment Agreements--Original Employment Agreements and Establishment of Grantor Trust." Furthermore, the Company intends to use approximately $11.4 million of such net proceeds to prepay the $10.0 million of senior notes (plus accrued interest through May 15, 1998) which were issued to the Bishop Estate in the 1995 recapitalization. The Company also intends to use approximately $4.5 million of such net proceeds to pay the FDIC special assessment which the Bank had previously received permission from the OTS to defer. See "Regulation--Regulation of Federal Savings Institutions--FDIC Assessments." A substantial portion of the balance of the estimated net proceeds, approximately $67.7 million, is expected to be contributed to the Bank and initially invested in U.S. Government agency obligations and U.S. Government agency mortgage-backed securities. The Bank expects to leverage such proceeds by purchasing primarily single-family residential loans and investment and U.S. Government agency obligations and U.S. Government agency mortgage-backed securities and funding such purchases through increases in deposits, short- to intermediate-term reverse repurchase agreements and FHLB advances. Management believes the leveraging of such proceeds will provide the Bank with the opportunity to expand its business and thereby increase its earnings, which will permit accelerated utilization of existing NOLs. See "Risk Factors-- Impact of Ownership Change on Use of Net Operating Loss Carryforwards," "--Risk that Rights are Treated as Debt on Use of Net Operating Loss Carryforwards" and "Taxation."



    The following table sets forth the anticipated use of the net proceeds from the sale of the Common Stock by the Company (assuming an initial public offering price of $14.00 per share).



                                                                                                    (IN THOUSANDS)
                                                                                                    --------------
Gross proceeds from the Offering..................................................................    $  124,133
Estimated Offering expenses and discounts.........................................................         9,569
                                                                                                    --------------
    Net proceeds from the Offering................................................................       114,564
Payment of accumulated and unpaid dividends on the Outstanding Preferred Stock(1).................        19,456
Funding of certain employment agreement benefits(2)(3)............................................        11,557
Prepayment of outstanding senior notes(1)(2)(4)...................................................        11,373
Payment of FDIC special assessment(2).............................................................         4,500
                                                                                                    --------------
Remaining cash proceeds available for general corporate purposes..................................    $   67,678
                                                                                                    --------------
                                                                                                    --------------


------------------------


(1) Amount is estimated as of May 15, 1998.



(2) Before applicable tax benefits. After giving effect to such tax benefits (assuming a 41% tax rate), the net after tax effect is expected to be $6.8 million in the case of funding the employment agreement benefits, $11.3 million in the case of the senior notes and $2.7 million in the case of the FDIC special assessment.



(3) See "Management--Employment Agreements--Original Employment Agreements and Establishment of Grantor Trust."



(4) Consists of the $10.0 million principal amount of senior notes, plus an estimated $1.4 million of accrued but unpaid interest thereon.

                                 CAPITALIZATION


    The following table sets forth the actual capitalization of the Company at December 31, 1997 and as adjusted to give effect to (i) the sale of 8,866,667 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $14.00 per share (after deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company); (ii) the exchange of all of the Company's Outstanding Preferred Stock into an aggregate of 8,527,473 shares of Common Stock in connection with the Offering; (iii) the payment of approximately $19.5 million of accumulated and unpaid dividends owed to the Selling Stockholders on the shares of the Company's Outstanding Preferred Stock; (iv) the payment of approximately $6.8 million (net of applicable tax benefits) (assuming an initial public offering price of $14.00 per share) to make a one-time payment in satisfaction of benefits due to certain senior executive officers of the Company and the Bank under the Original Employment Agreements; (v) the payment of approximately $11.3 million (net of applicable tax benefits) to prepay the $10.0 million of senior notes (plus accrued interest) which were issued to the Bishop Estate in the 1995 recapitalization; and (vi) the payment of approximately $2.7 million (net of applicable tax benefits) to pay the FDIC special assessment which the Bank had previously received permission from the OTS to defer. See "Use of Proceeds."


                                                                                            AT DECEMBER 31, 1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------

                                                                                               (IN THOUSANDS)
Senior notes.............................................................................  $   11,113   $  --
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Stockholders' equity:
  Series preferred stock; $0.01 par value. Authorized 1,000,000 shares and 25,000,000 shares:
    Preferred stock, Series C, voting, issued and outstanding 85,000 shares and 0
      shares.............................................................................           1      --
    Preferred stock, Series D, voting, issued and outstanding 68,000 shares and 0
      shares.............................................................................           1      --
    Preferred stock, Series E, nonvoting, issued and outstanding 332,000 shares and 0
      shares.............................................................................           3      --
  Common stock, par value $0.01 per share. Authorized 500,000 and 75,000,000 shares;
    issued and outstanding 98,502 shares and 20,546,204 shares...........................           1         205
  Additional paid-in capital, preferred and common stock.................................     129,814     244,290
  Unrealized losses on securities available-for-sale.....................................      (1,974)     (1,974)
  Minimum pension liability, net of tax..................................................        (293)       (293)
  Accumulated deficit....................................................................     (47,951)    (77,035)
                                                                                           ----------  -----------
      Total stockholders' equity.........................................................  $   79,602   $ 165,193
                                                                                           ----------  -----------
                                                                                           ----------  -----------

                               REGULATORY CAPITAL

    Under regulations adopted by the OTS, each savings institution is currently required to maintain tangible and core (or Tier 1 leverage) capital equal to at least 1.5% and 3.0%, respectively, of its adjusted total assets, and total capital equal to at least 8.0% of its risk-weighted assets.


    At December 31, 1997, the Bank's tangible, tier 1 leverage capital and risk-based capital amounted to $120.1 million or 5.43% of adjusted total assets, $120.1 million or 5.43% of adjusted total assets, and $134.1 million or 11.99% of risk-weighted assets, respectively.



    The following tables set forth the pro forma regulatory capital and pro forma regulatory capital ratios of the Bank at December 31, 1997, as adjusted to give effect to the receipt of the estimated net proceeds from the sale of the Common Stock in the Offering. The Company anticipates contributing a substantial portion of the net proceeds from the Offering to the Bank. For purposes of the following table, it is assumed that the Company contributes approximately $67.7 million of the net proceeds to the Bank. See "Use of Proceeds" and "Regulation--Regulation of Federal Savings Banks--Regulatory Capital Requirements."



                                                                                             TIER 1
                                                                                TANGIBLE    LEVERAGE   RISK-BASED
                                                                                CAPITAL     CAPITAL      CAPITAL
                                                                               ----------  ----------  -----------
                                                                                         (IN THOUSANDS)
Stockholders' equity of the Bank.............................................  $  165,193  $  165,193   $ 165,193
Minority interest--Series A Preferred Shares of PPCCP........................      33,250      33,250      33,250
Unrealized losses on securities available for sale...........................       1,974       1,974       1,974
Non-allowable capital:
  Direct real estate investments.............................................      (1,908)     (1,908)     (1,908)
  Intangible assets..........................................................        (529)       (529)       (529)
Supplemental capital:
  Allowance for loan losses..................................................          --          --      13,988
                                                                               ----------  ----------  -----------
Regulatory capital of the Bank...............................................  $  197,980  $  197,980   $ 211,968
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------



                                                                                                             RISK-BASED
                                                                                            TIER 1     ----------------------
                                                                              TANGIBLE     LEVERAGE                  TOTAL
                                                                               CAPITAL      CAPITAL     TIER 1      CAPITAL
                                                                                RATIO        RATIO       RATIO       RATIO
                                                                             -----------  -----------  ---------  -----------
Regulatory capital of the Bank.............................................        8.66%        8.66%      17.70%      18.95%
Well-capitalized ratio.....................................................        1.50         5.00        6.00       10.00
                                                                                    ---          ---   ---------       -----
Excess above well-capitalized ratio........................................        7.16%        3.66%      11.70%       8.95%
                                                                                    ---          ---   ---------       -----
                                                                                    ---          ---   ---------       -----



    The amount of adjusted total assets used for the tangible and core (or Tier 1 leverage) capital ratios was approximately $2.3 billion. Risk-weighted assets used for the risk-based capital ratios amounted to approximately $1.1 billion.

                                    DILUTION


    Upon completion of the Offering, there will be an immediate dilution of the net tangible book value per share of Common Stock from the initial public offering price. This dilution primarily results from the sale by the Company of Common Stock in the Offering at a price above the current book value per share. As of December 31, 1997, the Company had a net tangible book value of $79.1 million or $25.09 per share. "Net tangible book value per share" represents the tangible net worth of the Company (total assets less intangible assets (i.e, goodwill) and total liabilities), divided by the number of shares of Common Stock deemed to be outstanding.



    Without taking into account any changes in net tangible book value after December 31, 1997, other than to give effect to the sale by the Company of the 8,866,667 shares of Common Stock in the Offering (after deduction of underwriting discounts and commissions and estimated Offering expenses), the pro forma net tangible book value at December 31, 1997 would have been $8.01 per share, representing an immediate dilution of $5.99 per share to new investors purchasing the shares of Common Stock offered hereby at an assumed initial public offering price of $14.00 per share. See "Underwriting."



Initial public offering price.......................................  $   14.00
Net tangible book value per share before Offering...................       6.77
Increase per share attributable to new investors....................       1.24
                                                                      ---------
Pro forma net tangible book value per share after Offering(1).......       8.01
                                                                      ---------
Dilution per share to new investors after Offering(1)...............  $    5.99
                                                                      ---------
                                                                      ---------


------------------------


(1) Reflects the issuance by the Company of an aggregate of 8,527,473 shares of Common Stock in exchange for shares of Outstanding Preferred Stock. See "The Stockholders' Agreement." Also reflects the other assumptions set forth under "Capitalization."



    The following table compares on a pro forma basis at December 31, 1997 the total number of shares of Common Stock purchased from the Company, the total cash consideration paid and the average price per share paid by the Selling Stockholders and the new investors purchasing the shares of Common Stock offered hereby (assuming the sale by the Company of 8,866,667 shares of Common Stock at an assumed initial public offering price of $14.00 per share and before deduction of underwriting discounts and commissions and estimated Offering expenses).


                                                         SHARES OWNED AFTER THE
                                                                OFFERING             TOTAL CONSIDERATION
                                                        -------------------------  -----------------------
                                                                                                            AVERAGE PRICE
                                                           NUMBER       PERCENT      AMOUNT      PERCENT      PER SHARE
                                                        ------------  -----------  ----------  -----------  -------------

                                                                             (DOLLARS IN THOUSANDS)
Selling Stockholders(1)...............................     7,879,537          38%  $  129,820          42%    $   11.12(2)
New investors.........................................    12,666,667          62      177,333          58     $   14.00
                                                        ------------       -----   ----------       -----        ------
    Total.............................................    20,546,204         100%  $  307,153         100%
                                                        ------------       -----   ----------       -----
                                                        ------------       -----   ----------       -----


------------------------


(1) Reflects the issuance by the Company of an aggregate of 8,527,473 shares of Common Stock in exchange for shares of Outstanding Preferred Stock. See "The Stockholders' Agreement."



(2) Includes Total Consideration divided by the 7,879,537 shares of the Selling Stockholders outstanding after the Offering plus the 3,800,000 shares sold by the Selling Stockholders in the Offering.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.


GENERAL


    The Company conducts its business primarily through the Bank, which is a community oriented savings bank which emphasizes customer service and convenience. The Company has operated profitably during 1996 and 1997 and is currently well capitalized under applicable regulatory requirements. As a result of the Bank's capital position, together with the deterioration in the Southern California economy which had begun with the national recession at the start of the decade, the Company recognized significant credit losses on its real estate assets, which resulted in the Company reporting losses in 1993, 1994 and 1995. Aggregate losses reached a high of $57.4 million during the year ended December 31, 1994. In 1995, the Company, in conjunction with its 1995 recapitalization, replaced its former senior managers with a new management team with considerable experience in commercial banking and problem asset rehabilitation. Management has adopted a business strategy designed to reduce problem assets, increase its net interest income, reduce operating expenses and costs of funds and maximize profitability while limiting interest rate and credit risk. Management's actions contributed to the Company's return to profitability in 1996.


    As part of its overall business strategy, the Bank has sought to develop a wide variety of products and services which meet the needs of its retail and commercial customers. On the asset side of the Bank's balance sheet, management has increased its emphasis on commercial business and consumer lending which complements the Bank's existing residential and commercial real estate lending operations. In addition, the Bank has increased its investment in U.S. Government agency obligations and U.S. Government agency mortgage-backed securities with the intention of enhancing net interest income while limiting credit and interest rate risk. On the liability side of the Bank's balance sheet, the Bank is focused on accessing cost-efficient funding sources, including retail deposits, securities sold under agreements to repurchase and FHLB advances.


    The Bank's business strategy focuses on achieving attractive returns consistent with the Company's risk management objectives. The Bank has sought to implement this strategy by (i) reducing non-performing assets; (ii) improving operating efficiency by maintaining a low level of operating expenses relative to interest-earning assets; (iii) reducing funding costs through the utilization of retail deposits and other borrowings; (iv) revising the Bank's investment policy and, in connection therewith, replacing illiquid mortgage-related securities with U.S. Government agency obligations and U.S. Government agency mortgage-backed securities; (v) managing the Bank's interest rate risk through on-balance sheet hedging; (vi) developing new business relationships through an increased emphasis on commercial lending and diversifying the Bank's retail products and services, including an increase in consumer loan originations;
(vii) increasing the Bank's securities portfolio as a means of enhancing net interest income while minimizing the Bank's credit and interest rate risk exposure; and (viii) expanding the Bank's franchise through new branch openings and pursuing acquisition opportunities when appropriate. In addition, the Company intends to leverage the net proceeds of the Offering as a means of expanding its lending and investment portfolios and thereby increasing its earnings, which will permit the Company to accelerate utilization of existing NOLs. See "Risk Factors--Impact of Ownership Change on Use of Net Operating Loss Carryforwards," "--Risk that Rights are Treated as Debt on Use of Net Operating Loss Carry-forwards," "Use of Proceeds" and "Taxation."


CHANGES IN FINANCIAL CONDITION

    GENERAL. Total assets increased by $465.1 million or 26.6% to $2.2 billion during the year ended December 31, 1997 and increased by $168.2 million or 10.6% during the year ended December 31, 1996.

The increase in total assets during 1997 primarily reflected an increase in the Bank's loans receivable, net as well as investments in U.S. Government agency mortgage-backed securities. During 1997, the Bank took advantage of the leverage opportunities presented as a result of the capital raised from the PPCCP REIT offering, and purchased $408.8 million of adjustable-rate single-family residential mortgage loans, which were funded by short to-intermediate-term FHLB advances. Total investments increased by $67.5 million during 1997 and were the primary reason for the increase in total assets in 1996. These assets were funded primarily through the use of short- and intermediate-term borrowings, consisting of reverse repurchase agreements and FHLB advances. The shift in the composition of the Bank's asset and liability mix since 1996 reflects the new management's operational philosophy, discussed above.


    CASH, CASH EQUIVALENTS AND OTHER SHORT-TERM INVESTMENTS. Cash, cash equivalents and other short-term investments (consisting of cash, interest-bearing deposits in other banks, federal funds sold and securities purchased under agreements to resell) amounted to $21.1 million, $21.9 million and $54.0 million at December 31, 1997, 1996 and 1995, respectively. The Bank manages its cash, cash equivalents and other short-term investments based upon the Bank's operating, investing and financing activities. The Bank generally attempts to invest its excess liquidity into higher yielding assets such as loans or securities. At December 31, 1997, the Bank's regulatory liquidity exceeded the minimum OTS requirements. See "--Liquidity and Capital Resources."

    SECURITIES. Since June 1995, the Bank has increased its investment in adjustable-rate mortgage-backed securities which are insured or guaranteed by U.S. Government agencies or government sponsored enterprises. At December 31, 1997, the Bank's securities portfolio (both held-to-maturity and available-for-sale) amounted to $580.8 million or 26.2% of the Company's total assets, as compared to $513.3 million or 29.4% and $241.6 million or 15.3% at December 31, 1996 and 1995, respectively. At December 31, 1997, 1996 and 1995, $428.1 million, $474.6 million and $231.7 million or 74%, 92% and 96% of the Bank's securities portfolio consisted of mortgage-backed securities and $139.7 million, $38.7 million and $10.0 million or 24%, 8% and 4% of such portfolio consisted of U.S. Government agency securities, respectively. Although mortgage-backed securities often carry lower yields than traditional mortgage loans, such securities generally increase the credit quality of the Bank's assets because they have underlying insurance or guarantees, require less capital under risk-based regulatory capital requirements than non-insured or non-guaranteed mortgage loans, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Bank. At December 31, 1997, $9.7 million of the Bank's securities portfolio was classified as held-to-maturity and reported at historical cost and $571.2 million of such portfolio was classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholders' equity. Historically, the Bank has classified substantially all of its securities purchases as available-for-sale except for certain mortgage-backed securities which are qualifying for purposes of the Community Reinvestment Act of 1978, as amended ("CRA"). At December 31, 1997, the Bank's securities classified as available for sale had in the aggregate $2.0 million of unrealized losses. See "Business--Investment Activities."


    LOANS RECEIVABLE. Net loans receivable increased by $391.5 million or 34.3% during the year ended December 31, 1997 and decreased by $86.4 million or 7.0% during the year ended December 31, 1996. The significant increase during 1997 was directly attributable to management's strategy of leveraging the capital generated from the PPCCP REIT offering. The Bank purchased $408.8 million of adjustable-rate, single-family residential mortgage loans in the last quarter of 1997 on a servicing retained basis. At December 31, 1997, $231.2 million in principal balance of such purchases were secured by properties located outside of the state of California. Beginning in the last quarter of 1996, the Bank again began to increase its loan origination activities, which is reflected in its 1997 origination levels. See "Business--Lending Activities-- Origination, Purchase and Sale of Loans."


    Certain factors in the Bank's 1995 recapitalization plan contributed to the decrease in loans receivable in 1996, including management's focus on reducing non-performing assets and the reorientation of the

Bank's adjustable-rate residential and commercial loan portfolios to indexes that adjust more rapidly to changes in market rates of interest (as compared to the FHLB 11th District Cost of Funds Index ("COFI") which had been traditionally utilized by the Bank). As a result, loan originations declined during the year. During the year ended December 31, 1997, the Bank sold $85.2 million of such COFI-based residential mortgage loans and used the sale proceeds to purchase $59.0 million of one-year adjustable-rate loans tied to the U.S. Treasury index of comparable maturity.

    NON-PERFORMING LOANS AND TROUBLED DEBT RESTRUCTURINGS. The Bank's new management has successfully taken steps to reduce the level of the Bank's non-performing assets, which has resulted in a substantial decline in non-performing loans and troubled debt restructurings (troubled debt restructurings consist of loans with respect to which the Bank has agreed to grant an interest rate concession or defer principal or interest payments), from an aggregate of $68.3 million at December 31, 1994 to an aggregate of $19.8 million at December 31, 1997. See "Business--Asset Quality."

    REAL ESTATE HELD FOR INVESTMENT AND SALE. Net real estate held for investment and sale consists of real estate acquired through foreclosure (i.e., real estate owned) and real estate held for investment. Real estate owned is included in total non-performing assets. Management aggressively sold real estate owned in 1997, taking advantage of favorable conditions in the California real estate market. The Bank's real estate owned had increased dramatically in the early 1990's as a result of the deterioration in the Southern California economy, and amounted to a high of $31.6 million at December 31, 1993. As a result of the sales conducted during 1997, real estate owned declined to $13.3 million at December 31, 1997. See "Business-- Asset Quality."


    Real estate held for investment has historically consisted of the Bank's indirect investment (through subsidiaries of the Bank) in limited partnerships which were engaged in the acquisition, development, construction and sale of single-family residential developments. Real estate held for investment amounted to $1.9 million at December 31, 1997, which was comprised of one 62 acre parcel of vacant land in Corona, California. In March 1998, the Bank entered into a contract to sell the property. See "Business-- Subsidiaries."



    DEPOSITS. Total deposits decreased by $104.6 million or 7.6% during the year ended December 31, 1997 and by $102.1 million or 6.9% during the year ended December 31, 1996. The Bank's aggregate certificates of deposit declined from $1.0 billion or 73.0% of total deposits at December 31, 1996 to $932.8 million or 73.6% of total deposits at December 31, 1997. Of the total decline in certificates of deposit, out-of-market, institutional jumbo certificates of deposit declined from $103.4 million or 7.02% of total deposits to $2.5 million or 0.20% of total deposits from December 31, 1995 to December 31, 1997. New management, after evaluating all potential sources of funds (including retail and non-retail deposits and short- and long-term borrowings), has focused on a strategy which results in an all-in cost to the Bank that meets its funding benchmark and is consistent with the Bank's asset and liability policies. The Bank has offered a wide array of deposit products through its branch system in order to foster retail deposit growth. Transaction accounts (consisting of passbook, NOW and money market accounts) increased from $275.5 million or 18.7% of total deposits at December 31, 1995 to $333.8 million or 26.4% of total deposits at December 31, 1997. See "Business--Sources of Funds--Deposits."


    BORROWINGS. The Company recapitalized the Bank in both 1992 and 1995 using a combination of debt and equity. Total senior debt has decreased from $38.2 million at December 31, 1994 to $11.1 million at December 31, 1997. Senior debt was reduced to $10.0 million at December 31, 1995 due to the contribution of the previously outstanding senior notes to the Bank as part of the 1995 recapitalization. The $10.0 million of aggregate senior notes presently outstanding, which are owned by the Bishop Estate, will be prepaid in connection with the Offering. See "Use of Proceeds," "Capitalization" and "The Stockholders' Agreement."

    Other than deposits, the Bank's primary sources of funds consist of reverse repurchase agreements and advances from the FHLB of San Francisco. At December 31, 1997, reverse repurchase agreements amounted to $340.8 million, as compared to $192.4 million and $0 at December 31, 1996 and 1995, respectively. The Bank has been utilizing reverse repurchase agreements as part of its overall asset growth and leverage strategy and, in connection therewith, during 1997, the Bank increased the weighted average remaining term to maturity of such instruments. As of December 31, 1997, the weighted average remaining term to maturity of the Bank's reverse repurchase agreements increased to 2.71 years, as compared to
0.63 years at December 31, 1996, and such reverse repurchase agreements had a weighted average interest rate of 5.76% compared to 5.49% at December 31, 1996. The Bank had no reverse repurchase agreements outstanding at December 31, 1995. See "Business--Sources of Funds--Borrowings."



    Advances from the FHLB of San Francisco amounted to $472.0 million, $80.0 million and $31.7 million at December 31, 1997, 1996 and 1995, respectively. The significant increase in FHLB advances during 1997 is directly attributable to management's strategy of leveraging the capital raised in the PPCCP REIT offering. Fixed-rate FHLB advances of short to-intermediate-term maturities were used to fund the wholesale purchase of $408.8 million of one-year adjustable-rate single-family mortgage loans. The decrease in FHLB advances from $310.0 million at December 31, 1994 to $80.0 million at December 31, 1996 reflects the actions taken by new management in paying off the Bank's short-term FHLB advances and utilizing, as needed, reverse repurchase agreements at more attractive rates. Of the Bank's FHLB advances outstanding as of December 31, 1997, $357.0 million were scheduled to mature during 1998 and the remaining $115.0 million matures during 2002. As of December 31, 1997, the weighted average remaining term to maturity of the Bank's FHLB advances amounted to 1.61 years, compared to 0.95 and 0.74 years at December 31, 1996 and 1995, respectively, and had a weighted average interest rate of 5.87% at December 31, 1997, as compared to 5.91% and 5.84% at December 31, 1996 and 1995, respectively. At December 31, 1997, the Bank had a collateralized available line of credit of approximately $31.0 million with the FHLB of San Francisco. See "--Liquidity and Capital Resources" and "Business--Sources of Funds--Borrowings."


    STOCKHOLDERS' EQUITY. Stockholders' equity increased from $56.6 million at December 31, 1995 to $64.8 million at December 31, 1996 and further increased to $79.6 million at December 31, 1997. The $14.8 million or 22.8% increase in stockholders' equity during the year ended December 31, 1997 reflected a $4.1 million decrease in unrealized losses on securities classified as available for sale and the $10.9 million of net earnings recognized during the period, which was offset by a $293,000 increase in minimum pension liability, net of taxes. The $8.2 million or 14.5% increase in stockholders' equity during the year ended December 31, 1996 reflected the $12.5 million of net earnings recognized during the year, which was partially offset by a $4.4 million increase in unrealized losses on securities classified as available for sale.

RESULTS OF OPERATIONS

    GENERAL. The Company's results of operations depend substantially on its net interest income, which is the difference between interest income on interest-earning assets, which consist primarily of loans receivable, mortgage-backed and investment securities and various other short-term investments, and interest expense on interest-bearing liabilities, which consist primarily of deposits and borrowings. The Company's results of operations are also significantly affected by the Bank's net costs of hedging its interest rate exposure; its provisions for losses on loans resulting from the Bank's assessment of the adequacy of its allowance for losses on loans; the level of its other income, including loan service and related fees, net gains on sales of securities, loans and loan servicing, and net earnings and losses from real estate operations; the level of its operating expenses, such as personnel and benefits expense, occupancy and other office related expense and FDIC insurance premiums; and income taxes and benefits.

    The Company reported net earnings (loss) of $10.9 million, $12.5 million and $(11.5) million during the years ended December 31, 1997, 1996 and 1995, respectively. Net earnings decreased by $1.6 million or 12.8% during the year ended December 31, 1997, as compared to the same period in the prior year, due to a $3.0 million decrease in total other income and a $1.7 million increase in total operating expenses, which was partially offset by a $2.5 million or 8.6% increase in net interest income after provision for loan losses and a $1.5 million increase in income tax benefit recognized during the year.


    Net earnings increased by $24.0 million during the year ended December 31, 1996 as the Company returned to profitability due to a $7.6 million increase in total other income, a $5.9 million decrease in the provision for loan losses, a $7.2 million increase in net interest income, a $2.9 million decrease in total operating expenses and a $371,000 increase in the income tax benefit recognized during the year.


    NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

    Net interest income totaled $33.8 million, $32.1 million and $24.9 million during the years ended December 31, 1997, 1996 and 1995, respectively. Net interest income increased by $1.7 million or 5.2% during the year ended December 31, 1997, as compared to the prior year, due to a $167.2 million or 10.0% increase in the average balance of interest-earning assets (consisting primarily of a $113.7 million increase in the average balance of mortgage-backed securities and a $23.2 million increase in the average balance of loans receivable), which was partially offset by a decrease in the interest rate spread of 11 basis points. Net interest income increased by $7.2 million or 28.7% during the year ended December 31, 1996 due to a 45 basis point increase in the interest rate spread (reflecting a 22 basis point increase in the average yield earned on the interest-earning assets and a 23 basis point reduction in the average rate paid on the interest-bearing liabilities).

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

    The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.

                                                              YEAR ENDED DECEMBER 31,
                            --------------------------------------------------------------------------------------------
                                           1997                                1996                         1995
                            -----------------------------------  ---------------------------------  --------------------

                                                      AVERAGE                            AVERAGE
                             AVERAGE                  YIELD/      AVERAGE                YIELD/      AVERAGE
                             BALANCE    INTEREST       COST       BALANCE   INTEREST      COST       BALANCE   INTEREST
                            ---------  -----------  -----------  ---------  ---------  -----------  ---------  ---------
                                                               (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable(1).....  $1,200,137  $  89,938         7.49%  $1,176,944 $  89,020        7.56%  $1,284,090 $  94,473
  Mortgage-backed
    securities(2).........    501,261      32,672         6.52     387,603     26,136        6.74     328,446     21,836
  Other interest-earning
    assets(3).............    135,949       8,369         6.16     105,583      7,740        7.33     108,114      6,617
                            ---------  -----------               ---------  ---------               ---------  ---------
    Total interest-earning
      assets..............  1,837,347     130,979         7.13%  1,670,130    122,896        7.36%  1,720,650    122,926
                                       -----------                          ---------                          ---------
Noninterest-earning
  assets..................     74,487                               65,179                             48,945
                            ---------                            ---------                          ---------
    Total assets..........  $1,911,834                           $1,735,309                         $1,769,595
                            ---------                            ---------                          ---------
                            ---------                            ---------                          ---------
Interest-bearing
  liabilities:
  Deposits:
    Transaction
      accounts(4).........  $ 340,348      12,476         3.67%  $ 352,853     12,737        3.61%  $ 197,441      5,287
    Term certificates of
      deposit.............    966,863      54,771         5.66   1,069,484     62,399        5.83   1,212,989     69,579
                            ---------  -----------               ---------  ---------               ---------  ---------
      Total deposits......  1,307,211      67,247       --       1,422,337     75,136               1,410,430     74,866
  Senior debt.............     11,404       1,271        11.15      10,294      1,160       11.27      21,666      2,983
  Other borrowings........    506,077      28,420         5.62     232,668     14,108        6.06     293,606     18,443
  Hedging costs...........     --             267                   --            387                  --          1,685
                            ---------  -----------               ---------  ---------               ---------  ---------
      Total
        interest-bearing
        liabilities.......  1,824,692      97,205         5.33%  1,665,299     90,791        5.45%  1,725,702     97,977
                                       -----------                          ---------                          ---------
Noninterest-bearing
  liabilities.............     15,957                               12,998                             13,854
                            ---------                            ---------                          ---------
    Total liabilities.....  1,840,649                            1,678,297                          1,739,556
Stockholders' equity......     71,185                               57,012                             30,039
                            ---------                            ---------                          ---------
    Total liabilities and
      stockholders'
      equity..............  $1,911,834                           $1,735,309                         $1,769,595
                            ---------                            ---------                          ---------
                            ---------                            ---------                          ---------
Net interest-earning
  assets (liabilities)....  $  12,655                            $   4,831                          $  (5,052)
                            ---------                            ---------                          ---------
                            ---------                            ---------                          ---------
Net interest
  income/interest rate
  spread..................              $  33,774         1.80%             $  32,105        1.91%             $  24,949
                                       -----------       -----              ---------       -----              ---------
                                       -----------       -----              ---------       -----              ---------
Net interest margin.......                                1.84%                              1.92%
                                                         -----                              -----
                                                         -----                              -----
Ratio of average interest-
  earning assets to
  average interest-bearing
  liabilities.............                                1.01%                              1.00%
                                                         -----                              -----
                                                         -----                              -----



                              AVERAGE
                              YIELD/
                               COST
                            -----------

Interest-earning assets:
  Loans receivable(1).....        7.36%
  Mortgage-backed
    securities(2).........        6.65
  Other interest-earning
    assets(3).............        6.12

    Total interest-earning
      assets..............        7.14%

Noninterest-earning
  assets..................

    Total assets..........

Interest-bearing
  liabilities:
  Deposits:
    Transaction
      accounts(4).........        2.68%
    Term certificates of
      deposit.............        5.74

      Total deposits......
  Senior debt.............       13.77
  Other borrowings........        6.28
  Hedging costs...........

      Total
        interest-bearing
        liabilities.......        5.68%

Noninterest-bearing
  liabilities.............

    Total liabilities.....
Stockholders' equity......

    Total liabilities and
      stockholders'
      equity..............

Net interest-earning
  assets (liabilities)....

Net interest
  income/interest rate
  spread..................        1.46%
                                 -----
                                 -----
Net interest margin.......        1.45%
                                 -----
                                 -----
Ratio of average interest-
  earning assets to
  average interest-bearing
  liabilities.............        1.00%
                                 -----
                                 -----


------------------------

(1) The average balance of loans receivable includes nonperforming loans, interest on which is recognized on a cash basis.

(2) Includes mortgage-backed securities classified as held to maturity and available for sale.

(3) Includes short-term investments, securities purchased under agreements to resell, investment securities and FHLB stock.

(4) Includes passbook, NOW and money market accounts.

RATE/VOLUME ANALYSIS

    The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); (ii) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); and (iii) changes in rate/volume (change in rate multiplied by change in volume).

                                                                                              YEAR ENDED DECEMBER 31, 1996
                                                YEAR ENDED DECEMBER 31, 1997                            COMPARED
                                          COMPARED TO YEAR ENDED DECEMBER 31, 1996         TO YEAR ENDED TO DECEMBER 31, 1995
                                   ------------------------------------------------------  -----------------------------------
                                       INCREASE (DECREASE) DUE TO                              INCREASE (DECREASE) DUE TO
                                   -----------------------------------                     -----------------------------------

                                                                            TOTAL NET
                                                              RATE/         INCREASE                                  RATE/
                                     RATE       VOLUME       VOLUME        (DECREASE)        RATE       VOLUME       VOLUME
                                   ---------  -----------  -----------  -----------------  ---------  -----------  -----------
                                                                               (IN THOUSANDS)
Interest-earning assets:
  Loans receivable...............  $    (820)  $   1,754    $     (16)      $     918      $   2,651   $  (7,883)   $    (221)
  Mortgage-backed securities.....       (872)      7,664         (256)          6,536            311       3,933           56
  Other interest-earning
    assets.......................     (1,240)      2,226         (357)            629          1,310        (155)         (32)
                                   ---------  -----------  -----------        -------      ---------  -----------  -----------
Total net change in income on
  interest-earning assets........     (2,932)     11,644         (629)          8,083          4,272      (4,105)        (197)
                                   ---------  -----------  -----------        -------      ---------  -----------  -----------
Interest-bearing liabilities:
  Deposits:
    Transaction accounts.........        197        (451)          (7)           (261)         1,840       4,162        1,448
    Term certificates of
      deposit....................     (1,815)     (5,987)         174          (7,628)         1,193      (8,232)        (141)
                                   ---------  -----------  -----------        -------      ---------  -----------  -----------
      Total deposits.............     (1,618)     (6,438)         167          (7,889)         3,033      (4,070)       1,307
  Senior debt....................        (13)        125           (1)            111           (542)     (1,566)         285
  Other borrowings...............     (1,042)     16,578       (1,224)         14,312           (630)     (3,826)         121
  Hedging costs..................     --          --             (120)           (120)        --          --           (1,298)
                                   ---------  -----------  -----------        -------      ---------  -----------  -----------
Total net change in expense on
  interest-bearing liabilities...     (2,673)     10,265       (1,178)          6,414          1,861      (9,462)         415
                                   ---------  -----------  -----------        -------      ---------  -----------  -----------
Change in net interest income....  $    (259)  $   1,379    $     549       $   1,669      $   2,411   $   5,357    $    (612)
                                   ---------  -----------  -----------        -------      ---------  -----------  -----------
                                   ---------  -----------  -----------        -------      ---------  -----------  -----------



                                       TOTAL NET
                                       INCREASE
                                      (DECREASE)
                                   -----------------

Interest-earning assets:
  Loans receivable...............      $  (5,453)
  Mortgage-backed securities.....          4,300
  Other interest-earning
    assets.......................          1,123
                                         -------
Total net change in income on
  interest-earning assets........            (30)
                                         -------
Interest-bearing liabilities:
  Deposits:
    Transaction accounts.........          7,450
    Term certificates of
      deposit....................         (7,180)
                                         -------
      Total deposits.............            270
  Senior debt....................         (1,823)
  Other borrowings...............         (4,335)
  Hedging costs..................         (1,298)
                                         -------
Total net change in expense on
  interest-bearing liabilities...         (7,186)
                                         -------
Change in net interest income....      $   7,156
                                         -------
                                         -------



    INTEREST INCOME. Total interest income increased by $8.1 million or 6.6% during the year ended December 31, 1997 and decreased slightly by $30,000 during the year ended December 31, 1996. Interest income on loans receivable, the largest component of interest-earning assets, increased by $918,000 or 1.0% during the year ended December 31, 1997 and decreased by $5.5 million or 5.8% during the year ended December 31, 1996. The small increase in interest income on loans receivable during 1997 is attributable to (i) the sale during the year of $85.2 million of COFI-based residential mortgage loans to diversify the loan portfolio to reduce the amount of loans based on the COFI index, an index which lags increases in interest rates, and (ii) the purchase during the fourth quarter of 1997 of $408.8 million of Treasury-indexed adjustable-rate single-family mortgage-loans which had an initial weighted average interest rate of 6.16%. This purchased loan portfolio in the aggregate is expected to adjust to a weighted average interest rate and a weighted average yield of approximately 7.50% and 6.90% by June 1998 and 7.80% and 7.20% by December 1998, respectively. The actual schedule of this projected increase in the weighted average interest rate and yield will be subject to the one-year Treasury index and loan prepayments during 1998. The purchase of such loans during the fourth quarter of 1997 reflected management's strategy to leverage the capital raised in the PPCCP REIT offering and to better position the Bank against interest rate risk. Although these activities contributed in part to a decline in the Company's interest rate spread and net interest margin during the year, the Company anticipates that its interest rate spread and net interest margin will improve as such purchased loans reprice to their fully indexed rate. Such loan purchases were funded by FHLB advances with a weighted average rate of 5.85%. The decline in interest income on loans receivable during 1996 was attributable to management's focus on non-performing assets, as well as a change in the Bank's orientation with respect to lending. See "Business--Lending Activities--

Origination, Purchase and Sale of Loans." See also "Recent Developments" for information on the Bank's purchase of additional adjustable-rate mortgage-loans during the first quarter of 1998.


    Interest income on mortgage-backed securities increased by $6.5 million or 25.0% during the year ended December 31, 1997 and increased by $4.3 million or 19.7% during the year ended December 31, 1996. Since June 1995, the Bank has increased its investment in adjustable-rate U.S. Government agency mortgage-backed securities in order, among other things, to reduce the Bank's exposure to interest rate and prepayment risk, limit the Bank's credit risk and earn a positive interest rate spread. See "Business-- Investment Activities."

    Interest income on investment securities and other interest-earning assets (which consist of U.S. Government agency securities, FHLB stock, securities purchased under agreements to resell and other short-term investments) increased by $629,000 or 8.1% during the year ended December 31, 1997 and increased by $1.1 million or 17.0% during the year ended December 31, 1996. The increase in such interest income during the year ended December 31, 1997 was primarily due to a $30.4 million increase in the average balance of such investments, which was partially offset by a decrease in the average yield earned thereon of 117 basis points. The increase in such interest income during 1996 was due primarily to an increase in the weighted average yield earned on such investments of 121 basis points. See "Business-- Investment Activities."

    INTEREST EXPENSE. Total interest expense increased by $6.4 million or 7.1% during the year ended December 31, 1997 and decreased by $7.2 million or 7.3% during the year ended December 31, 1996. The increase during 1997 is the result of a $159.4 million or 9.6% increase in the average balance of interest-bearing liabilities, reflecting the growth in the balance sheet. One of the primary elements of the Bank's business strategy since the change in management in March 1995 has been to reduce the Bank's overall funding costs, subject to the Bank's asset and liability management policies. Interest expense on deposits, the largest component of the Bank's interest-bearing liabilities, decreased by $7.9 million or 10.5% during the year ended December 31, 1997 and marginally increased by $270,000 or 0.4% during the year ended December 31, 1996. The Bank's new management has emphasized transactional accounts and has allowed the Bank's out-of-market, institutional jumbo certificates of deposit to run off as they mature, which during 1997 reduced the average rate paid on the Bank's deposit accounts. See "Business--Sources of Funds-- Deposits."

    Interest expense on borrowings consists of senior notes and other borrowings, which is comprised of reverse repurchase agreements and FHLB advances. Interest expense on senior notes amounted to $1.3 million, $1.2 million and $3.0 million during the years ended December 31, 1997, 1996 and 1995, respectively. The senior notes outstanding during the periods were purchased by the Selling Stockholders during the 1992 and 1995 recapitalizations of the Bank. The reduction of interest expense during 1996 reflects the contribution by certain of the Selling Stockholders, as part of the 1995 recapitalization, of the then outstanding senior notes to the capital of the Bank. The Bishop Estate purchased $10.0 million of aggregate principal amount of senior notes in connection with the 1995 recapitalization, which the Company will prepay in connection with the Offering. See "Use of Proceeds," "Capitalization" and "The Stockholders' Agreement."

    Interest expense on other borrowings increased by $14.3 million or 101.4% during the year ended December 31, 1997 and decreased by $4.3 million or 23.5% during the year ended December 31, 1996. Interest expense on reverse repurchase agreements increased by $8.7 million or 80.1% during 1997 and $3.8 million or 54.3% during 1996. The Bank's new management has utilized reverse repurchase agreements when the rates and other terms on such borrowings are favorable as compared to its other funding sources. See "Business--Sources of Funds--Borrowings."

    Interest expense on advances from the FHLB of San Francisco increased by $5.6 million or 174% during the year ended December 31, 1997 and decreased by $8.2 million or 71.8% during the year ended December 31, 1996. The Bank's new management initially allowed the Bank's short-term, high cost FHLB advances to mature and utilized reverse repurchase agreements as an alternative source of funds. During 1997, however, the Bank utilized short-to intermediate-term FHLB advances to fund the wholesale purchase of $408.8 million of adjustable-rate single-family residential mortgage loans. See "Business-- Sources of Funds--Borrowings."


    The Bank's interest expense during the years ended December 31, 1997, 1996 and 1995 included the costs of hedging the Bank's interest rate exposure. Such hedging costs amounted to $267,000, $387,000 and $1.7 million during such respective periods. The Bank in the past has utilized interest rate swaps, corridors, caps and floors in order to manage its interest rate risk. However, since the change in management, the Bank has not entered into any such interest rate contracts and has allowed its remaining contracts to expire as they mature. The Bank has instead focused on internal hedging through balance sheet restructuring. As a result, the Bank's hedging costs have declined significantly since 1994. At December 31, 1997, the Bank had one remaining interest rate swap contract with a notional amount of $4.7 million and nine remaining interest rate corridors with an aggregate contract amount of $57.0 million.


    PROVISION FOR LOAN LOSSES. The Bank established provisions for loan losses of $2.0 million, $2.9 million and $8.8 million during the years ended December 31, 1997, 1996 and 1995, respectively. The substantial provision taken during 1995 reflected new management's initiatives to reduce non-performing assets which resulted, in large part, from the deterioration in the Southern California economy and the decline in market values of real estate resulting in part from the Northridge earthquake of 1994. As shown under "Business--Asset Quality," new management has aggressively charged off non-performing loans, taken possession of and sold a significant amount of the assets which collateralized such loans. As a consequence of such actions, the Bank's non-performing assets have been reduced over the periods presented and the Bank's provision for loan losses have been reduced to more normalized levels.



    The allowance for loan losses is established through provisions based on management's evaluation of the risks inherent in the Company's loan portfolio and the local real estate economy. The allowance is maintained at amounts management considers adequate to cover losses which are deemed probable and calculable. The allowance is based upon a number of factors, including asset classifications, collateral values, management's assessment of the credit risk inherent in the portfolio, historical loan loss experience and the Company's underwriting policies.



    Management believes that its allowance for loan losses at December 31, 1997 was adequate. Nevertheless, there can be no assurance that additions to such allowance will not be necessary in future periods, particularly if the growth in the Bank's commercial and consumer lending continues. See "Business--Asset Quality--Allowance for Loan Losses." In addition, as a result of continuing uncertainties in certain real estate markets, increases in the valuation allowance may be required in future periods. Furthermore, various regulatory agencies, as an integral part of their examination process, periodically review the Company's valuation allowance. These agencies may require increases to the allowance, based on their judgments of the information available to them at the time of the examination.



    OTHER INCOME. Total other income decreased by $3.0 million or 37.0% during the year ended December 31, 1997 and increased by $7.6 million during the year ended December 31, 1996. Loan service and loan related fees amounted to $481,000, $1.4 million and $1.6 million during the years ended December 31, 1997, 1996 and 1995, respectively. The decline in such fees during these periods primarily reflected the sale of residential loan servicing during 1997 and the reduction in loan balances outstanding in the loan servicing portfolio due to normal repayments and prepayments. See "Business--Lending Activities--Single-Family Residential Real Estate Loans."


    The Bank recognized net gains on sales of mortgage-backed and other securities of $1.3 million, $3.6 million and $641,000 during the years ended December 31, 1997, 1996 and 1995, respectively. During such respective periods, the Bank sold $234.3 million, $158.4 million and $184.3 million of mortgage-backed securities.

    Net gains (losses) on the sale of loans and loan servicing amounted to $3.4 million, $(53,000) and $(166,000) during the years ended December 31, 1997, 1996 and 1995, respectively. The Bank sold $92.9 million, $0 and $27.7 million of loans during the years ended December 31, 1997, 1996 and 1995, respectively, and loan servicing with respect to $868.4 million of real estate loans during the year ended December 31, 1997. In connection with the sale of loan servicing during 1997, the Bank recognized a gain of $3.2 million during the year and an additional $5.3 million was deferred and is being recognized over a period of the lives of the loans. See "Business--Lending Activities--Single-Family Residential Real Estate Loans."



    Net income (loss) from real estate operations amounted to $(1.8) million, $1.9 million and $(2.1) million during the years ended December 31, 1997, 1996 and 1995, respectively. Net income (loss) from real estate operations consists of (i) losses from real estate operations (rental income less operating expenses), (ii) gains on sales of real estate owned and real estate held for investment, and (iii) provisions for losses on real estate owned and real estate held for investment. During the years ended December 31, 1997, 1996 and 1995, losses from real estate operations amounted to $(1.3) million, $(634,000) and $(448,000), respectively, gains on sales of real estate owned and real estate held for investment amounted to $2.2 million, $3.3 million and $392,000, respectively, and provisions for losses on real estate owned and real estate held for investment amounted to $2.8 million, $766,000 and $2.0 million, respectively. The improving economy in southern California since 1996 has assisted in new management's efforts to dispose of the Bank's real estate holdings and has facilitated sales in 1996 and 1997.


    Miscellaneous other income (consisting primarily of fees on deposit accounts) amounted to $1.8 million, $1.2 million and $513,000 during the years ended December 31, 1997, 1996 and 1995, respectively.


    OPERATING EXPENSES. Total operating expenses increased by $1.7 million or 6.2% during the year ended December 31, 1997 and decreased by $2.9 million or 9.5% during the year ended December 31, 1996. The increase in operating expenses during 1997 is attributable to new personnel hired by management to further the Bank's commercial lending emphasis as well as to leasing expenses associated with the Bank's new data processing equipment. From the time of the change in the Bank's management in March 1995 through 1996, the Bank reduced its operating expenses through staff reductions, consolidation of certain operations, the closing of the Bank's loan production offices and operations center, the relocation of the Bank's corporate headquarters and the sale of a substantial portion of the Bank's residential loan servicing portfolio. During the years ended December 31, 1997, 1996 and 1995, total operating expenses as a percentage of average total assets amounted to 1.55%, 1.60% and 1.74%, respectively, and the Company's efficiency ratio amounted to 72.17%, 64.52% and 89.72%, respectively.



    The principal category of the Company's operating expenses is personnel and benefits expense of the Bank, which amounted to $11.8 million, $10.8 million and $12.1 million during the years ended December 31, 1997, 1996 and 1995, respectively. The decline in such expense from 1995 to 1996 is attributable to management's streamlining of the Bank's operations, which resulted in a 17.2% reduction in the number of full-time equivalent employees from 273 at December 31, 1994 to 226 at December 31, 1997. Personnel and benefits expense increased during the year ended December 31, 1997, primarily as a result of the hiring and training of new commercial and consumer lending personnel. Management intends to increase its emphasis in these lending areas in future years. See "Business--Lending Activities." In connection with the Offering, the Company, the Bank and certain of their senior executive officers have agreed to a one-time payment of funds pursuant to the Original Employment Agreements, which will increase compensation expense during 1998. See "Management--Employment Agreements--Original Employment Agreements and Establishment of Grantor Trust" and "Risk Factors--Impact on 1998 Operating Results of Benefits to Selling Stockholders and Senior Management."


    Occupancy expense amounted to $7.1 million, $6.4 million and $7.0 million during the years ended December 31, 1997, 1996 and 1995, respectively. The increase in such expense during the year ended December 31, 1997 was primarily due to the data processing equipment lease and expenses associated with security personnel. The general decline in occupancy expense during the prior period occurred notwithstanding the Bank opening a branch office in Buena Park, California in November 1995 and a branch office facility in Los Angeles, California in April 1996. Management expects occupancy expense to continue to increase over the next year as the Bank has begun to operate 20 new ATMs within a chain of health clubs located in Southern California. The Bank also has an option to install and operate up to an additional three ATMs within such chain of health clubs. In 1997, the Company also obtained regulatory approval to install remote automated loan machines, which can take an application for a loan of up to $10,000, underwrite the loan and extend funds to applicants which have been approved. The Company believes it is the first institution to receive approval to operate such units at remote locations, nine of which were placed in operation in late 1997. The new ATMs and automated loan machines are also expected to contribute to an increase in occupancy expense in future periods. See "Recent Developments."



    FDIC insurance premiums totaled $4.9 million, $4.4 million and $4.3 million during the years ended December 31, 1997, 1996 and 1995, respectively. FDIC insurance premiums are a function of the size of the Bank's deposit base. Pursuant to legislation effective September 30, 1996, SAIF member institutions were required to pay a one-time special assessment equal to 65.7 basis points for all SAIF-assessable deposits as of December 31, 1995. As a result of the Bank's financial condition, the Bank applied for and obtained an exemption from paying such special assessment, which would have amounted to approximately $9.0 million. During the fourth quarter of 1996, the FDIC lowered the assessment rates for SAIF members so that the highest rated institutions are currently paying 6.28 basis points in deposit insurance premiums. However, as a result of the Bank's exemption from paying the one-time special assessment, the Bank has continued to pay assessments at the assessment rate schedule in effect as of December 31, 1995 (i.e. 35.28 basis points including the debt service paid to the Financing Corporation). The Company expects to pay the special assessment owing to the FDIC, which will amount to $2.7 million (net of applicable tax benefits) as of June 30, 1998, the next available payment date, from the proceeds of the Offering. Consequently, the Bank anticipates material reductions in its deposit insurance premiums in future periods. See "Use of Proceeds," "Capitalization" and "Regulation--Regulation of Federal Savings Banks--FDIC Assessments."


    Professional services expense amounted to $528,000, $771,000 and $2.1 million during the years ended December 31, 1997, 1996 and 1995, respectively. The significant expense recognized during 1995 and in prior periods reflected legal expenses associated with problem asset resolution. For information with respect to possible increases in legal fees and expenses in future periods due to the Goodwill Litigation (as defined and discussed under "Agreement with Respect to Goodwill Litigation Recovery"). See "Risk Factors--Risks Relating to Goodwill Litigation."

    Office related expenses have remained relatively stable over the periods presented and amounted to $3.9 million, $4.0 million and $4.0 million during the years ended December 31, 1997, 1996 and 1995, respectively.

    Miscellaneous other expense (consisting primarily of regulatory assessments) amounted to $1.3 million, $1.5 million and $1.3 million during the years ended December 31, 1997, 1996 and 1995, respectively.


    INCOME TAXES. During the years ended December 31, 1997, 1996 and 1995, the Company recognized $4.5 million, $3.0 million and $2.6 million in income tax benefits primarily as a result of offsetting available NOLs against taxable income. At December 31, 1997, the Company had $151.5 million of federal NOLs which expire between 2001 and 2011 and no state NOLs.



    The 1992 recapitalization resulted in an ownership change of the Company (the "1992 Ownership Change"). The 1992 Ownership Change resulted in an annual
Section 382 limitation on the Company's ability to utilize its NOLs in any one year of approximately $7.7 million. However, that annual limitation has increased due to unused limitations from previous years, and amounts to approximately $38.7 million as of the beginning of 1998. There are $43.3 million of pre-change losses carried over to 1998 that are subject to this limitation (the "1992 limited NOLs").


    It is anticipated that the Offering will result in the 1998 Ownership Change. The actual annual Section 382 limitation from the 1998 Ownership Change will equal the sum of (i) the fair market value of the stock of the Company immediately before the Offering and (ii) the fair market value of the Company's and the Bank's goodwill claim with respect to the Goodwill Litigation (as defined and described under "Agreements With Respect to the Potential Goodwill Lawsuit Recovery"), multiplied by the applicable long-term tax-exempt rate. For illustration purposes only, the annual Section 382 limitation from the 1998 Ownership Change is estimated to be approximately $21.5 million. The actual annual Section 382 limitation from the 1998 Ownership Change may be higher or lower than the $21.5 million estimated, due to a change in the initial public offering price or an increase or decrease in the value of the Company's and the Bank's goodwill claim with respect to the Goodwill Litigation. All $151.5 million of the NOLs carried over to 1998 (including the $43.3 million that are 1992 limited NOLs), plus any NOLs for 1998 that is attributable to the period before the 1998 Ownership Change, are subject to this limitation (the "1998 limited NOLs").


ASSET AND LIABILITY MANAGEMENT

    Asset and liability management is concerned with the timing and magnitude of the repricing of assets and liabilities. It is the objective of the Company to attempt to control risks associated with interest rate movements. In general, management's strategy is to match asset and liability balances within maturity categories to limit the Bank's exposure to earnings variations and variations in the value of assets and liabilities as interest rates change over time. The Company's asset and liability management strategy is formulated and monitored by the Bank's Asset/Liability Management Committee, which is comprised of senior officers of the Bank, in accordance with policies approved by the Board of Directors of the Bank. The Asset/Liability Management Committee meets weekly to review, among other things, the sensitivity of the Bank's assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, including those attributable to hedging transactions, purchase and sale activity, and maturities of investments and borrowings. The Asset/Liability Management Committee also approves and establishes pricing and funding decisions with respect to overall asset and liability composition and reports regularly to the full Board of Directors.


    One of the primary goals of the Bank's Asset/Liability Management Committee is to effectively increase the duration of the Bank's liabilities and/or effectively contract the duration of the Bank's assets so that the respective durations are matched as closely as possible. This duration adjustment can be accomplished either internally by restructuring the Bank's balance sheet, or externally by adjusting the duration of the Bank's assets and/or liabilities through the use of interest rate contracts, such as interest rate swaps, corridors, caps and floors. Although the Bank has in the past hedged its interest rate exposure externally through the use of various interest rate contracts, the Bank's current strategy is to hedge internally through the use of core transaction deposit accounts, which are not as rate sensitive as other deposit instruments, FHLB advances and reverse repurchase agreements, together with an emphasis on investing in and/or purchasing shorter-term or adjustable rate assets which are more responsive to changes in interest rates, such as adjustable rate U.S. Government agency mortgage-backed securities, short-term U.S. Government agency securities and commercial business and consumer loans. The foregoing strategies are more fully described below.


    Internal hedging through balance sheet restructuring generally involves either the attraction of longer-term or less rate sensitive funds (i.e., core transaction deposit accounts which are not as rate sensitive as other deposit instruments or FHLB advances) or the investment in certain types of shorter-term or adjustable rate assets such as adjustable-rate mortgage-backed securities, shorter-term U.S. Government agency securities and commercial business and consumer loans. On the asset side of the balance sheet, since the change in the Bank's management, the Bank has not originated any additional adjustable-rate mortgage products tied to COFI, which tends to react more slowly to changes in interest rates, and has emphasized loan products tied to a U.S. Treasury based index (which reacts much more quickly to changes in interest rates). During the year ended December 31, 1997, the Bank sold $85.2 million of such COFI-based residential mortgage loans and used the sale proceeds to purchase $59.0 million of one-year adjustable-rate loans tied to the U.S. Treasury index of comparable maturity. See "Business--Lending Activities--Origination, Purchase and Sale of Loans."


    The Bank has also significantly increased aggregate purchases of short-term or adjustable-rate mortgage-backed securities in recent periods. Purchases of such securities were $186.0 million, $216.8 million and $49.7 million during the years ended December 31, 1997, 1996 and 1995, respectively. At December 31, 1997, $139.7 million or 32.6% of the Bank's mortgage-backed securities were adjustable-rate instruments. See "Business--Investment Activities." For information with respect to recent sales of fixed-rate mortgage-backed securities, see "Recent Developments."


    During the years ended December 31, 1997, 1996 and 1995, the Bank originated in the aggregate $32.6 million, $9.8 million and $4.5 million of commercial business and consumer loans, respectively, which amounted to 20.3%, 15.8% and 16.7% of total loan originations, respectively. The Bank intends to increase its origination of commercial business and consumer loans which have adjustable rates of interest and shorter terms. See "Business--Lending Activities--Commercial Business and Consumer Loans."


    On the liability side of the balance sheet, management has decreased the Bank's reliance on shorter-term brokered deposits, which carry high interest rates and are a volatile funding source, in favor of short-and intermediate-term FHLB advances and reverse repurchase agreements and retail certificates of deposit. As a result, out-of-market, institutional jumbo certificates of deposit have declined from $103.4 million at December 31, 1995 to $2.5 million at December 31, 1997 and FHLB advances and reverse repurchase agreements have increased from $31.7 million in the aggregate at December 31, 1995 to $812.8 million in the aggregate at December 31, 1997.


    External hedging involves the use of interest rate swaps, collars, corridors, caps and floors. The notional amount of interest rate contracts represents the underlying amount on which periodic cash flows are calculated and exchanged between counterparties. However, this notional amount does not represent the principal amount of loans or securities which would effectively be hedged by that interest rate contract. In selecting the type and amount of interest rate contract to utilize, the Bank compares the duration of a particular contract, or its change in value for a 100 basis point movement in interest rates, to that of the loans or securities to be hedged. An interest rate contract with the appropriate offsetting duration may have a notional amount much greater than the face amount of the securities being hedged.

    At December 31, 1997, the Bank was a party to one interest rate swap agreement. The interest rate swap consists of an agreement whereby the Bank has agreed to pay a floating-rate of interest on a notional principal amount to a second party (i.e., a broker) in exchange for receiving from the second party a fixed-rate of interest on the same notional amount for a predetermined period of time. No actual assets were exchanged and interest payments are netted. This swap contract was entered into in 1994 in order to limit the interest rate risk related to the relative repricing characteristics of the Bank's interest-bearing deposits. The swap agreement has an aggregate notional amount of approximately $4.7 million and expires in 1999. The Bank pays a floating-rate (based on the one-month London Interbank Offer Rate ("LIBOR") and receives a fixed rate amounting to 5.69% at December 31, 1997. At December 31, 1997, one-month LIBOR was 5.72%. The net expense (income) relating to the Bank's interest rate swap agreements was $2,000, $35,000 and $1.2 million during the years ended December 31, 1997, 1996 and 1995, respectively.

    At December 31, 1997, the Bank was also a party to nine interest rate corridor agreements, which agreements expire from 1998 through 2001 and cover an aggregate contract amount of approximately $57.0 million. An interest rate corridor consists of an agreement whereby the issuer agrees to pay the purchaser, in exchange for the payment of a premium, the prevailing rate of interest in the event interest rates rise above a specified rate on a specified interest rate index and do not exceed a specified upper rate on the same index. The Bank entered into interest rate corridors as a means to artificially raise the interest rate cap on certain loans. As of December 31, 1997, the interest rate corridors have an average strike price of 6.56% and an average limit rate of 8.20% (the Bank's interest rate corridors are based on either three month LIBOR or COFI). The aggregate net expense relating to the Bank's interest rate corridors and floors was $265,000, $352,000 and $468,000 during the years ended December 31, 1997, 1996, and 1995, respectively. See Note 16 to the Notes to Consolidated Financial Statements.

    The Asset/Liability Management Committee's methods for evaluating interest rate risk include an analysis of the Bank's interest rate sensitivity "gap," which is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category.

    The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1997, based on the information and assumptions set forth in the notes below.


                                                                                       MORE THAN
                                                              THREE TO    MORE THAN   THREE YEARS
                                               WITHIN THREE    TWELVE    ONE YEAR TO    TO FIVE     OVER FIVE
                                                  MONTHS       MONTHS    THREE YEARS     YEARS        YEARS       TOTAL
                                               -------------  ---------  -----------  -----------  -----------  ---------
                                                                         (DOLLARS IN THOUSANDS)
Interest-earning assets (1):
  Loans receivable (2):
    Single-family residential loans:
      Fixed..................................    $  23,064    $  40,836   $  40,315    $  28,550    $  78,446   $ 211,211
      Adjustable.............................      290,543      443,512      --           --           --         734,055
    Multi-family residential:
      Fixed..................................        8,852        3,263       6,960        6,384        8,778      34,237
      Adjustable.............................      382,175        9,437      --           --           --         391,612
    Commercial, industrial and land:
      Fixed..................................        5,844        9,313       4,957        5,243       10,243      35,600
      Adjustable.............................       92,325       12,313      --           --           --         104,638
    Other loans (3)..........................       22,474        2,540       3,878        1,216        3,148      33,256
  Mortgage-backed and other securities (4)...       59,715      161,433      46,156       91,269      224,283     582,856
  Other interest-earning assets (5)..........        7,004          219      --           --           23,634      30,857
                                               -------------  ---------  -----------  -----------  -----------  ---------
      Total..................................    $ 891,996    $ 682,866   $ 102,266    $ 132,662    $ 348,532   $2,158,322
                                               -------------  ---------  -----------  -----------  -----------  ---------
                                               -------------  ---------  -----------  -----------  -----------  ---------
Interest-bearing liabilities:
  Deposits:
    NOW accounts.............................    $  98,550    $  --       $  --        $  --        $  --       $  98,550
    Passbook accounts........................      182,690       --          --           --           --         182,690
    Money market accounts....................       52,550       --          --           --           --          52,550
    Term certificates of deposit.............      178,131      631,450     114,764        8,449           31     932,825
  Senior debt................................       --           --          --            4,341        6,772      11,113
  Other borrowings...........................      180,788      253,000     129,000      250,000       --         812,788
                                               -------------  ---------  -----------  -----------  -----------  ---------
      Total..................................    $ 692,709    $ 884,450   $ 243,764    $ 262,790    $   6,803   $2,090,516
                                               -------------  ---------  -----------  -----------  -----------  ---------
                                               -------------  ---------  -----------  -----------  -----------  ---------
  Excess (deficiency) of interest-earning
    assets over interest-bearing
    liabilities..............................    $ 199,287    $(201,584)  $(141,498)   $(130,128)   $ 341,729   $  67,806
                                               -------------  ---------  -----------  -----------  -----------  ---------
                                               -------------  ---------  -----------  -----------  -----------  ---------
  Excess (deficiency) of interest-earning
    assets over interest-bearing liabilities
    as a percent of total assets.............         9.01%       (9.11)%      (6.39)%      (5.88)%      15.44%      3.06%
                                               -------------  ---------  -----------  -----------  -----------  ---------
                                               -------------  ---------  -----------  -----------  -----------  ---------
  Cumulative excess (deficiency) of interest-
    earning assets over interest-bearing
    liabilities..............................    $ 199,287    $  (2,297)  $(143,795)   $(273,923)   $  67,806
                                               -------------  ---------  -----------  -----------  -----------
                                               -------------  ---------  -----------  -----------  -----------
  Cumulative excess (deficiency) of interest-
    earning assets over interest-bearing
    liabilities as a percent of total
    assets...................................         9.01%       (0.10)%      (6.50)%     (12.38)%       3.06%
                                               -------------  ---------  -----------  -----------  -----------
                                               -------------  ---------  -----------  -----------  -----------


------------------------

(1) Adjustable-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, in each case as adjusted to take into account estimated prepayments based on assumptions used by the OTS in assessing the interest rate sensitivity of savings associations in the Company's region.

(2) Balances have been reduced for non-performing loans, which amounted to $9.9 million at December 31, 1997.

(3) Comprised of commercial and consumer loans and loans secured by deposits.

(4) Does not include an unrealized loss on securities available for sale of $2.0 million.

(5) Comprised of short-term investments, securities purchased under agreements to resell, investment securities and FHLB stock.

    Although interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. As a result, the Asset/Liability Management Committee also regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and net portfolio value ("NPV"), which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and NPV that is authorized by the Board of Directors of the Bank.

    The following table sets forth as of December 31, 1997 the Bank's estimated net interest income over a eight-quarter period and NPV based on the indicated changes in interest rates.


                           NET INTEREST INCOME
CHANGE (IN BASIS POINTS)       (NEXT EIGHT
  IN INTEREST RATES(1)          QUARTERS)          NPV
-------------------------  -------------------  ---------
                             (IN THOUSANDS)
             +400               $  68,724       $  83,720
             +300                  77,922         101,079
             +200                  85,597         115,317
             +100                  89,788         125,563
                0                  93,036         129,767
             -100                  89,113         122,805
             -200                  84,465         111,998
             -300                  79,088         103,754
             -400                  72,324          98,885


------------------------

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

    Management of the Bank believes that the assumptions used by it to evaluate the vulnerability of the Bank's operations to changes in interest rates approximate actual experience and considers them reasonable; however, the interest rate sensitivity of the Bank's assets and liabilities and the estimated effects of changes in interest rates on the Bank's net interest income and NPV could vary substantially if different assumptions were used or actual experience differs from the historical experience on which they are based. See "Regulation--Regulation of Federal Savings Banks--Regulatory Capital Requirements" for a discussion of a proposed OTS regulation which would subject an institution with a greater than "normal" level of interest rate exposure to a deduction of an interest rate risk ("IRR") component in calculating its total capital for risk-based capital purposes. Based on the OTS model, at December 31, 1997, the Bank would not have been required to deduct an IRR component in calculating total risk-based capital had the IRR component of the capital regulations been in effect.

LIQUIDITY AND CAPITAL RESOURCES

    LIQUIDITY. As the Bank is the primary operating vehicle for the Company, liquidity management is generally handled by the Bank's management. Liquidity refers to a company's ability to generate sufficient cash to meet the funding needs of current loan demand, savings deposit withdrawals, principal and interest payments with respect to outstanding borrowings and pay operating expenses. It is management's policy to maintain greater liquidity than required by the OTS in order to be in a position to fund loan originations, to meet withdrawals from deposit accounts, to make principal and interest payments with respect to outstanding borrowings and to make investments that take advantage of interest rate spreads. The Bank monitors its liquidity in accordance with guidelines established by the Bank and applicable regulatory requirements. The Bank's need for liquidity is affected by loan demand, net changes in deposit levels and the scheduled maturities of its borrowings. The Bank can minimize the cash required during the times of heavy loan demand by modifying its credit policies or reducing its marketing effort. Liquidity demand caused by net reductions in deposits are usually caused by factors over which the Bank has limited control. The Bank derives its liquidity from both its assets and liabilities. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices and by utilizing unpledged assets as collateral for borrowings. Liquidity is derived from liabilities by maintaining a variety of funding sources, including deposits, advances from the FHLB of San Francisco and other short and long-term borrowings.

    The Bank's liquidity management is both a daily and long-term function of funds management. Liquid assets are generally invested in short-term investments such as securities purchased under agreements to resell, federal funds sold and certificates of deposit in other financial institutions. If the Bank requires funds beyond its ability to generate them internally, various forms of both short and long-term borrowings provide an additional source of funds. At December 31, 1997, the Bank had $31.0 million in borrowing capacity under a collateralized line of credit with the FHLB of San Francisco. Although the Bank has in the past utilized brokered deposits as a source of liquidity, the Bank does not currently rely upon brokered deposits as a source of liquidity, and does not anticipate a change in this practice in the foreseeable future. During 1997, the Bank began extending the maturities of both its FHLB advances and reverse repurchase agreements. See "Business--Sources of Funds--Borrowings."

    At December 31, 1997, the Bank had outstanding commitments (including unused lines of credit) to originate and/or purchase mortgage and non-mortgage loans of $42.9 million. Certificates of deposit which are scheduled to mature within one year totaled $809.6 million at December 31, 1997, and borrowings that are scheduled to mature within the same period amounted to $433.8 million. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments.


    Beginning September 30, 1997, the Company began making interest payments on its senior debt, which were funded through dividends from the Bank. The Company made an initial payment of $1.8 million (reflecting accruals since the senior debt was issued in 1995) at September 30, 1997 and quarterly interest payments in the amount of $192,000 beginning with the December 31, 1997 quarter. The Company intends to prepay the senior notes in connection with the Offering. See "Use of Proceeds," "Capitalization" and "The Stockholders' Agreement."



    CAPITAL RESOURCES. Federally insured savings institutions such as the Bank are required to maintain minimum levels of regulatory capital. See "Regulation--Regulation of Federal Savings Banks--Regulatory Capital Requirements." The following table reflects the Bank's actual levels of regulatory capital and applicable regulatory capital requirements at December 31, 1997.


                                                                REQUIRED(4)                ACTUAL                   EXCESS
                                                           ----------------------  -----------------------  ----------------------
                                                             PERCENT     AMOUNT      PERCENT      AMOUNT      PERCENT     AMOUNT
                                                           -----------  ---------  -----------  ----------  -----------  ---------

                                                                                   (DOLLARS IN THOUSANDS)
Tangible capital.........................................        1.50%  $  33,188        5.43%  $  120,141        3.93%  $  86,953
Tier 1 leverage capital(1)...............................        3.00      66,376        5.43      120,141        2.43      53,765
Tier 1 risk-based capital(2)(3)..........................        4.00      44,738       10.74      120,141        6.74      75,403
Risk-based capital(2)(3).................................        8.00      89,475       11.99      134,129        3.99      44,654


------------------------

(1) Does not reflect amendments which were proposed by the OTS in April 1991, which would increase this requirement to between 4% and 5%.

(2) Does not reflect the interest-rate risk component to the risk-based capital requirement, the effective date of which has been postponed.

(3) Tangible and Tier 1 leverage (or core) capital are computed as a percentage of adjusted total assets of $2.2 billion. Risk-based capital is computed as a percentage of adjusted risk-weighted assets of $1.1 billion.

(4) Does not reflect the requirements to be met in order for an institution to be deemed "adequately capitalized" under applicable laws and regulations. See "Regulation--Regulation of Federal Savings Banks--Prompt Corrective Action."

INFLATION AND CHANGING PRICES

    The Consolidated Financial Statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars (except with respect to available for sale securities which are carried at market value), without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

                                    BUSINESS

LENDING ACTIVITIES


    GENERAL. Recently, the Company has redirected its attention to increasing the Bank's lending activities. During 1995, new management had focused on the implementation of its business strategy, which includes, among other things, the reduction of problem assets and the improvement of operating efficiency, and managing the Bank's interest rate risk through on-balance sheet hedging. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General." With the reduction in the Company's non-performing assets and the Company's return to profitability in 1996 and 1997, the Bank is again actively originating and purchasing loans. During 1997, the Company increased originations in all loan categories, and began to purchase loans for the first time in several years. Total loan originations and purchases have increased from $26.8 million during the year ended December 31, 1995 to $61.7 million during the year ended December 31, 1996 and to $666.4 million during the year ended December 31, 1997.


    At December 31, 1997, the Bank's total loans receivable amounted to $1.5 billion, which represented 69.3% of the Company's $2.2 billion in total assets at that date. The Bank has traditionally concentrated its lending activities on conventional first mortgage loans secured by single-family residential properties and, to a lesser extent, multi-family residential properties. At December 31, 1997, such loans constituted $953.7 million and $426.3 million, or 61% and 27%, respectively, of the total loan portfolio. Substantially all of the Bank's loan portfolio consists of conventional loans, which are loans that are neither insured by the Federal Housing Administration nor partially guaranteed by the Department of Veterans Affairs. The Bank has also historically originated to a much lesser extent commercial real estate loans, which amounted to $135.4 million or 9% of the total loan portfolio at December 31, 1997. At December 31, 1997, commercial business and consumer loans (including loans secured by deposits) amounted to $22.5 million and $10.8 million, respectively. The Bank's total loan portfolio also included a small amount of land and other miscellaneous loans, which amounted to $5.9 million at December 31, 1997.


    The Bank has general authority to originate and purchase loans secured by real estate located throughout the United States. Notwithstanding this nationwide lending authority, the Bank's primary market area for originations is Los Angeles County and, to a lesser extent, Orange and Ventura Counties in Southern California, and the Bank believes that the majority of the loans in the Bank's portfolio are secured by properties located in California. Nevertheless, the Bank purchased $408.8 million of adjustable-rate, single-family residential mortgage loans in the last quarter of 1997, $231.2 million of which were located outside of the State of California. The Bank intends from time to time to purchase additional loans to supplement its loan origination activity, which may include loans secured by properties outside of the Bank's primary market area in California as well as in other states.

    LOAN PORTFOLIO COMPOSITION. The following table sets forth the composition of the Bank's loans at the dates indicated.

                                                                       DECEMBER 31,
                        ----------------------------------------------------------------------------------------------------------
                                  1997                       1996                       1995                       1994
                        -------------------------  -------------------------  -------------------------  -------------------------

                                     PERCENT OF                 PERCENT OF                 PERCENT OF                 PERCENT OF
                          AMOUNT        TOTAL        AMOUNT        TOTAL        AMOUNT        TOTAL        AMOUNT        TOTAL
                        ----------  -------------  ----------  -------------  ----------  -------------  ----------  -------------
                                                                  (DOLLARS IN THOUSANDS)
Mortgage loans:
Single-family
  residential.........  $  953,701           62%   $  595,915           51%   $  658,412           52%   $  721,801           54%
Multi-family
  residential.........     426,254           27       453,064           39       479,100           38       480,547           36
Commercial............     135,407            9       110,931           10       120,109           10       129,768           10
Land and other........       5,896       --             1,639       --             3,176       --             7,546       --
                        ----------          ---    ----------          ---    ----------          ---    ----------          ---
    Total mortgage
    loans.............   1,521,258           98     1,161,549          100     1,260,797          100     1,339,662          100
                        ----------          ---    ----------          ---    ----------          ---    ----------          ---
Other loans:
Commercial business...      22,484            1         3,523       --            --           --            --           --
Consumer..............       8,485            1           988       --            --           --            --           --
Secured by deposits...       2,287       --             2,132       --             1,976       --               908       --
                        ----------          ---    ----------          ---    ----------          ---    ----------          ---
Total loans
  receivable..........   1,554,514          100%    1,168,192          100%    1,262,773          100%    1,340,570          100%
                        ----------          ---    ----------          ---    ----------          ---    ----------          ---
                                            ---                        ---                        ---                        ---
Less:
Undistributed loan
  proceeds............       6,206                        473                         28                      1,376
Unamortized net loan
  discounts and
  deferred origination
  fees................      (6,859)                     2,732                      3,021                      3,336
Deferred gain on
  servicing sold......       4,131                     --                         --                         --
Allowance for loan
  losses..............      17,824                     23,280                     31,572                     29,801
                        ----------                 ----------                 ----------                 ----------
Loans receivable,
  net.................  $1,533,212                 $1,141,707                 $1,228,152                 $1,306,057
                        ----------                 ----------                 ----------                 ----------
                        ----------                 ----------                 ----------                 ----------


                                  1993
                        -------------------------
                                     PERCENT OF
                          AMOUNT        TOTAL
                        ----------  -------------

Mortgage loans:
Single-family
  residential.........  $  759,157           55%
Multi-family
  residential.........     457,740           33
Commercial............     142,468           11
Land and other........      11,127            1
                        ----------          ---
    Total mortgage
    loans.............   1,370,492          100
                        ----------          ---
Other loans:
Commercial business...      --           --
Consumer..............      --           --
Secured by deposits...         724       --
                        ----------          ---
Total loans
  receivable..........   1,371,216          100%
                        ----------          ---
                                            ---
Less:
Undistributed loan
  proceeds............       1,087
Unamortized net loan
  discounts and
  deferred origination
  fees................       3,205
Deferred gain on
  servicing sold......      --
Allowance for loan
  losses..............      20,426
                        ----------
Loans receivable,
  net.................  $1,346,498
                        ----------
                        ----------


    CONTRACTUAL PRINCIPAL REPAYMENTS AND INTEREST RATES. The following table sets forth scheduled contractual amortization of the Bank's total loan portfolio at December 31, 1997, as well as the dollar amount of such loans which are scheduled to mature after one year which have fixed or adjustable interest rates. Demand loans, loans having no schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less.

                                                                  PRINCIPAL REPAYMENTS CONTRACTUALLY DUE OR REPRICING
                                                                             IN YEAR(S) ENDED DECEMBER 31,
                                                         ----------------------------------------------------------------------
                                            TOTAL AT
                                          DECEMBER 31,                                         2001-       2003-       2009-
                                              1997          1998        1999        2000        2002        2008        2014
                                          -------------  ----------  ----------  ----------  ----------  ----------  ----------

                                                                             (IN THOUSANDS)
Mortgage loans:
  Single-family residential.............   $   953,701   $  161,759  $  116,800  $   99,807  $  158,465  $  263,672  $  101,930
  Multi-family residential..............       426,254       54,845      41,357      36,495      63,784     138,423      59,745
  Commercial............................       135,407       53,792      41,029       6,293      13,621      17,065       2,732
  Land..................................         5,896        5,000         141          27         728      --          --
Other loans:
  Commercial............................        22,484        8,139       1,984         881       1,252       7,287         160
  Consumer..............................         8,485        4,767       1,019         800       1,012         623          97
  Secured by deposits...................         2,287        1,737          34          28      --             324         164
                                          -------------  ----------  ----------  ----------  ----------  ----------  ----------
    Total(1)............................   $ 1,554,514   $  290,039  $  202,364  $  144,331  $  238,862  $  427,394  $  164,828
                                          -------------  ----------  ----------  ----------  ----------  ----------  ----------
                                          -------------  ----------  ----------  ----------  ----------  ----------  ----------



                                          THEREAFTER
                                          -----------

Mortgage loans:
  Single-family residential.............   $  51,268
  Multi-family residential..............      31,605
  Commercial............................         875
  Land..................................      --
Other loans:
  Commercial............................       2,781
  Consumer..............................         167
  Secured by deposits...................      --
                                          -----------
    Total(1)............................   $  86,696
                                          -----------
                                          -----------


------------------------
(1) Of the $1.26 billion of loan principal repayments contractually due after December 31, 1998, $220.8 million have fixed rates of interest and $1.04 billion have adjustable rates of interest.

    Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of loans is substantially less than their average contractual terms because of prepayments and, in the case of conventional mortgage loans, due-on-sale clauses, which generally give the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially lower than current mortgage loan rates (due to refinancings of adjustable rate and fixed rate loans at lower rates).

    ORIGINATION, PURCHASE AND SALE OF LOANS. The lending activities of the Bank are subject to the written, non-discriminatory underwriting standards and loan origination procedures established by the Bank's Board of Directors and management. Loan originations are obtained by a variety of sources, including referrals from real estate brokers, existing customers, walk-in customers and advertising. In its present marketing efforts, the Bank emphasizes its community ties, customized personal service, competitive rates, and an efficient underwriting and approval process. With an orientation under new management to make the branch office network more responsive to customers needs, loan applications now are taken at all of the Bank's branch offices. The Bank's centralized underwriting department supervises the obtaining of credit reports, appraisals and other documentation involved with a loan. Property valuations are performed by the Bank's staff as well as by independent outside appraisers approved by the Bank's Board of Directors. The Bank requires title, hazard and, to the extent applicable, flood insurance on all security property.

    Mortgage loan applications are initially processed by loan officers who have approval authority up to designated limits. Senior officers of the Bank who serve on the Credit Committee acting together have additional approval authority. All loans in excess of such designated limits are referred to the Bank's Credit Committee, comprised of the Bank's Senior Credit Officer, the Chief Executive Officer, the Chief Financial Officer and the Executive Vice President of Retail Banking, which has approval authority for all loans in excess of $1.0 million and up to $5.0 million. Any loans exceeding $5.0 million must be approved by the Board of Directors of the Bank.

    The Bank's commercial loan officers have approval authority up to designated limits. The commercial loan officers do all of the underwriting associated with an application and prepare the credit authorization for submission to the Senior Commercial Lending Officer for verification. Loans in excess of $100,000 are referred directly to the Senior Commercial Lending Officer or the Vice President, Branch Administration, each of whom has authority to approve loans up to $500,000. The Bank's Chief Executive Officer or Senior Credit Officer can approve loans up to $1.0 million. Loans in excess of such amounts fall under the jurisdiction of the Credit Committee or the Board of Directors, based on the loan amounts set forth above.

    Applications for consumer loans, as well as the Bank's smaller "business express" loans, which range between $5,000 and $50,000, are taken in the Bank's branches and submitted to the Vice President, Manager of the Bank's Business Center, who has authority to approve consumer loans up to $300,000. Other consumer loan officers have approval authority up to lesser designated amounts.

    Prior to new management, the Bank's loan origination program operated similar to that of a mortgage banking business. The Bank maintained loan production offices and loans were originated by officers who were partially compensated on a commission basis. A substantial amount of such loans, primarily fixed rate, were then sold in the secondary market as a means of generating fee income as well as providing additional funds for lending, investing and other purposes. While the Bank under prior management was an active purchaser of loans secured by single-family, multi-family and commercial real estate located in both Southern and Northern California, shortly after commencing employment in mid-1995, new management discontinued the origination for resale approach and closed the Bank's loan production facilities. Under the Bank's new management, the origination of mortgage loans by commissioned loan officers operating from loan production facilities has been discontinued. The Bank's current emphasis is on providing a full range of services to customers at all of its branch offices, including the taking of loan applications. This necessarily involved hiring and training sufficient personnel, which was a contributing factor to the decline in loan originations from historical levels during the early 1990s.

    With the reduction in the Company's non-performing assets and the Company's return to profitability in 1996 and 1997, the Bank in 1997 began redirecting its attention to increasing loan originations and purchases. In order to improve the Bank's balance sheet as well as due to asset and liability management considerations, during the year ended December 31, 1997, the Bank sold $85.2 million of single-family residential mortgage loans tied to COFI and reinvested $59.0 million of such proceeds in one year adjustable-rate single-family residential mortgage loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management." Management used the balance of the sale proceeds to purchase $4.8 million and $5.0 million of multi-family residential loans and a land loan, respectively. In addition, during the last quarter of 1997, management leveraged the capital raised in the PPCCP REIT offering by purchasing $408.8 million of adjustable-rate single-family residential mortgage loans. The Bank intends to continue to selectively purchase residential mortgage loans that meet its underwriting criteria from time to time in order to supplement its loan originations.


    A savings institution generally may not make loans to any one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities. At December 31, 1997, the Bank's regulatory limit on loans-to-one borrower was $15.5 million and its five largest loans or groups of loans-to-one borrower, including related entities, aggregated $12.6 million, $8.2 million, $7.4 million, $6.3 million and $5.0 million. All of these five largest loans or loan concentrations were secured by commercial real estate and multi-family residential properties. All of these loans or loan concentrations were originated between the late 1980's and early 1990's and were performing in accordance with their terms at December 31, 1997.

    The following table shows the activity in the Bank's loan portfolio during the periods indicated.

                                                                                  YEAR ENDED DECEMBER 31,
                                                                           -------------------------------------
                                                                              1997         1996         1995
                                                                           -----------  -----------  -----------

                                                                                      (IN THOUSANDS)
Gross loans held at beginning of period..................................  $ 1,168,192  $ 1,262,773  $ 1,369,516
Originations of loans:
  Mortgage loans:
    Single-family residential............................................       88,077       37,129       19,593
    Multi-family residential.............................................       15,806        7,823        1,120
    Commercial...........................................................       24,232        6,945          878
    Land.................................................................      --           --               746
  Other loans:
    Commercial...........................................................       20,869        4,303      --
    Consumer.............................................................        8,050        1,069      --
    Secured by deposits..................................................        3,664        4,389        4,482
                                                                           -----------  -----------  -----------
      Total originations.................................................      160,698       61,658       26,819
                                                                           -----------  -----------  -----------
Purchases of loans:
  Single-family residential..............................................      482,943      --           --
  Multi-family residential...............................................        4,834      --           --
  Commercial.............................................................       12,899      --           --
  Land...................................................................        5,000      --           --
  Consumer...............................................................            5      --           --
                                                                           -----------  -----------  -----------
    Total purchases......................................................      505,681      --           --
                                                                           -----------  -----------  -----------
      Total originations and purchases...................................      666,379       61,658       26,819
                                                                           -----------  -----------  -----------
Loans sold:
  Single-family residential..............................................      (85,241)     --           (27,174)
                                                                           -----------  -----------  -----------
    Total sold...........................................................      (85,241)     --           (27,174)
Repayments...............................................................     (163,467)    (113,721)     (85,957)
Transfers to real estate owned...........................................      (31,349)     (42,518)     (20,431)
Net activity in loans....................................................      386,322      (94,581)    (106,743)
                                                                           -----------  -----------  -----------
Gross loans held at end of period........................................  $ 1,554,514  $ 1,168,192  $ 1,262,773
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------

    SINGLE-FAMILY RESIDENTIAL REAL ESTATE LOANS. The Bank has historically concentrated its lending activities on the origination of loans secured by first mortgage liens on existing single-family residences. At December 31, 1997, $953.7 million or 61% of the Bank's total loan portfolio consisted of such loans. The single-family residential loans originated by the Bank are generally made on terms, conditions and documentation which permit the sale of loans to the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA") and other institutional investors in the secondary market.


    Although the Bank has historically originated its single-family residential loans internally, in an effort to enhance its ability to originate a greater volume of loans without increasing its staff, during 1997, the Bank entered into agreements with various mortgage brokers with respect to the origination of single-family residential loans. Under the terms of such agreements, the mortgage brokers originate loans on behalf of the Bank using the Bank's loan documents. Such loans (which generally conform except for the size of the loans with FHLMC and FNMA resale requirements) are originated and underwritten in accordance with the Bank's underwriting policies. Currently, the Bank originates approximately 80% of its single-family residential loans pursuant to such mortgage broker relationships. The Bank currently utilizes approximately 35 mortgage brokers and management believes that its single-family loan originations are of high quality based on its scoring results (average FICO score as of December 31, 1997 was 738). Substantially all of the single-family residential loans originated by the Bank (either internally or through mortgage brokers) are secured by properties located within the Bank's market area.



    Although the Bank had not been an active purchaser of single-family residential loans, during 1997, the Bank established PPCCP as a REIT and, in connection with a public offering of preferred stock of such REIT, leveraged the capital generated from such offering through wholesale purchases of $408.8 million of adjustable-rate (based upon a weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity of one year) single-family residential loans, which were funded by short- to intermediate-term FHLB advances. Such purchases significantly increased the size of the Bank's residential mortgage portfolio. Similarly, the Bank expects to leverage the proceeds raised from the Offering through additional wholesale purchases of single-family residential loans. As the Bank is able to increase its loan originations, management intends to, over time, replace its wholesale loan purchases with loans which have been originated internally.


    The Bank currently offers fixed-rate single-family residential loans with terms of 15 or 30 years. Such loans are amortized on a monthly basis with principal and interest due each month. In addition to these traditional products, the Bank offers a fixed bi-weekly pay option, which results in 26 payments per year, thereby permitting a customer to pay off the loan faster than would otherwise be the case. At December 31, 1997, the Bank had $212.6 million or 13.7% of fixed rate single-family residential loans in its portfolio. The Bank previously offered loan products, the interest rates on which were fixed at an initial rate for a specified period of years and adjusted thereafter to a specified fixed-rate. As of December 31, 1997, the Bank had $26.2 million of such loans in its loan portfolio.

    Since the 1980's, the Bank has also offered a variety of adjustable rate single-family residential mortgage loans. Such loans generally have up to 30 year terms. Presently, the Bank offers a "5/1 Product," in which the loan is fixed at origination for a five year period, after which the interest rate adjusts every year in accordance with a designated index (the weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity of one year, as made available by the Federal Reserve Board). Such loans currently have a 2% cap on the amount of any increase or decrease in the interest rate per year, and a 6% limit on the amount by which the interest rate can increase or decrease over the life of the loan. In addition, the Bank's adjustable rate loans are currently not convertible into fixed rate loans and do not contain prepayment penalties. Approximately 77.7% of the single-family residential loans in the Bank's loan portfolio at December 31, 1997 had adjustable interest rates.

    Under prior management, the Bank's adjustable rate loans were tied to COFI, which does not adjust as rapidly to changes in interest rates as the U.S. Treasury constant comparable maturity index now utilized by the Bank. The Bank has discontinued the use of COFI-based loans. As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management," during the year ended December 31, 1997, the Bank sold $85.2 million of such loans. At December 31, 1997, 31.9% of the Bank's adjustable rate single-family loans were tied to COFI.

    Adjustable rate mortgage loans decrease but do not eliminate the risks associated with changes in interest rates. Because periodic and lifetime caps limit the interest rate adjustments, the value of adjustable rate mortgage loans also fluctuates inversely with changes in interest rates. In addition, as interest rates increase, the required payments by the borrower increase, thus increasing the potential for default.

    The Bank previously offered a variety of adjustable rate programs, which provided for interest rates which adjusted periodically based on COFI. However, to protect borrowers from unlimited interest rate and payment increases, the majority of these adjustable rate loans have a maximum interest rate change ("interest rate cap") from the initial reduced interest rate period and/or over the life of the loan. In certain loan programs, these protections for borrowers can result in monthly payments which are greater or less than the amount required to amortize the loan by its maturity at the interest rate in effect in any particular month. In the event that the monthly payment is not sufficient to pay the interest accruing during the month, the deficiency is added to the loan's principal balance ("negative amortization"). In the event that a loan incurs significant negative amortization, there is an increased risk that the market value of the underlying collateral on the loan may be insufficient to fully satisfy the outstanding principal and interest. While the outstanding balance of the loan may increase because of negative amortization, the risk of default may be decreased as borrowers have a lower debt service burden or a debt service requirement that increases more slowly than fully amortizing loans. In the event that the monthly payment exceeds the amount necessary to pay the interest accruing during the month, the excess is applied to reduce the loan's principal balance, which would result in an earlier payoff of the loan. At December 31, 1997, the Bank had approximately $177.6 million of single-family residential loans with negative amortization features.

    The Bank is permitted under applicable law to lend up to 100% of the appraised value of the real property securing a residential loan (referred to as the loan-to-value ratio). However, if the amount of a residential loan originated or refinanced exceeds 90% of the appraised value, the Bank is required by federal regulations to obtain private mortgage insurance on the portion of the principal amount that exceeds 80% of the appraised value of the security property. Pursuant to underwriting guidelines adopted by the Board of Directors, the Bank will generally lend up to 90% of the appraised value of the property securing a single-family residential loan. However, the Bank generally obtains private mortgage insurance on the principal amount that exceeds 80% of the appraised value of the security property. For properties with an appraised value in excess of $400,000, the Bank will generally not lend in excess of 80%. At December 31, 1997, $21.3 million or 2.2% of the Bank's single-family residential loans had loan-to-value ratios in excess of 80% and did not have private mortgage insurance. In addition, as of such date, the Bank's single-family residential loans had a weighted average loan-to-value ratio of 69.5%.

    In March 1997, the Bank sold the servicing rights both with respect to substantially all of its residential mortgage loans as well as the residential mortgage loans which the Bank was servicing for others to Temple Inland Mortgage Corporation (the "Residential Servicing Agent"), a wholly owned subsidiary of Guaranty Federal Bank, F.S.B., which is wholly owned by Temple-Inland Inc., an unrelated third party. The sale of loan servicing was predicated upon new management's determination that it was costly and inefficient for the Bank to service a varied collection of loan products which it no longer offered. The Bank recognized a gain on sale of $3.2 million during the year with respect to the Bank's loans serviced for others and an additional $5.3 million, related to the Bank's mortgage loans, which was deferred and is being recognized over a period of the lives of the loans.

    In connection with the Bank's sale of servicing, the Bank in March 1997 entered into a servicing agreement with the Residential Servicing Agent (the "Residential Servicing Agreement"), pursuant to which the Residential Servicing Agent will service substantially all of the Bank's residential mortgage loans. In July 1997, the Bank entered into a Forward Production Servicing Purchase and Sale Agreement pursuant to which the Bank would sell to the Residential Servicing Agent the servicing rights associated with, among other things, residential mortgage loans owned by the Bank and closed and funded subsequent to the closing of the Residential Servicing Agreement. Notwithstanding the foregoing, management in late 1997 made the determination that since it is now offering standardized residential loan products, it can service its new loan originations in a cost efficient manner. Accordingly, the Bank in early 1998 terminated the Forward Production Servicing Purchase and Sale Agreement and began to service residential loans originated after February 20, 1998.

    MULTI-FAMILY AND COMMERCIAL REAL ESTATE LOANS. At December 31, 1997, the Bank had an aggregate of $426.3 million and $135.4 million invested in multi-family and commercial real estate loans, respectively, or 27% and 9% of the total loan portfolio, respectively. The Bank has generally targeted higher quality, smaller commercial real estate loans with principal balances of up to $1.0 million. In originating such loans, the Bank relies on relationships it has developed with brokers, correspondents and mortgage brokers.

    The Bank's multi-family loans are secured by multi-family properties of five units or more, while the Bank's commercial real estate loans are secured by industrial, warehouse and self-storage properties, office buildings, office and industrial condominiums, retail space and strip shopping centers, mixed-use commercial properties, mobile home parks, nursing homes, hotels and motels. Substantially all of these properties are located in California. The Bank will presently originate these loans for terms of up to 10 years based upon a 20 to 25 year loan amortization period and up to 15 years for loans amortized over a period of 15 years or less. The Bank will originate these loans on both a fixed-rate or adjustable-rate basis, with the later based on the one year U.S. Treasury index of constant comparable maturities. Adjustable rate loans may have an established ceiling and floor, and the maximum loan-to-value for these loan products is 75%. As part of the criteria for underwriting commercial real estate loans, the Bank generally requires a debt coverage ratio (the ratio of net cash from operations before payment of debt service to debt service) of 1.20:1 or more. It is also the Bank's general policy to seek additional protection to mitigate any weaknesses identified in the underwriting process. Additional coverage may be provided through secondary collateral and personal guarantees from the principals of the borrowers.

    Commercial real estate lending entails different and significant risks when compared to single-family residential lending because such loans typically involve large loan balances to single borrowers and because the payment experience on such loans is typically dependent on the successful operation of the project or the borrower's business. These risks can also be significantly affected by supply and demand conditions in the local market for apartments, offices, warehouses or other commercial space. The Bank attempts to minimize its risk exposure by limiting the extent of its commercial real estate lending generally. In addition, the Bank imposes stringent loan-to-value ratios, requires conservative debt coverage ratios, and continually monitors the operation and physical condition of the collateral.


    With the resolution of a significant portion of the Bank's non-performing assets and the hiring of experienced commercial bankers, the Bank is increasing its emphasis on multi-family and commercial real estate loan originations and purchases. Originations of multi-family and commercial real estate loans increased from an aggregate of $2.0 million during the year ended December 31, 1995 to $14.8 million during the year ended December 31, 1996 to $40.0 million during the year ended December 31, 1997. The Bank also began making purchases of multi-family and commercial real estate loans during the year ended December 31, 1997, which aggregated $17.7 million. No such purchases were made during 1996 or 1995.


    COMMERCIAL BUSINESS AND CONSUMER LOANS. The Bank is placing increased emphasis on the development of a commercial business and consumer lending program within the areas serviced by its branches. Toward that end, the Bank has hired eight individuals with significant expertise in commercial and consumer credit administration and lending. Except for loans secured by deposits, the Bank during the 1990s did not engage in this type of lending activity. Both lending programs were initiated in August 1996. During the year ended December 31, 1997 and 1996, the Bank originated $32.6 million and $9.8 million, respectively, of commercial business and consumer loans, which amounted to 20.3% and 15.8% of total originations during such respective periods.

    The Bank is making and intends to make commercial business loans including working capital lines of credit, inventory and accounts receivable loans, equipment financing (including equipment leases), term loans and loans guaranteed by the Small Business Administration ("SBA"). Depending on the collateral pledged to secure the extension of credit, maximum loan-to-value ratios are 75% or less. Loan terms may vary from one to 7 years. The interest rates on such loans are generally variable and are indexed to the WALL STREET JOURNAL Prime Rate, plus a margin.

    The Bank intends to grow its SBA lending business, on which loans are guaranteed up to certain levels by the SBA. The SBA-guaranteed loans bear adjustable rates tied to the lowest published New York prime rate, adjusted monthly, plus a margin, which depends on the term of the loan. The loans generally have amortization schedules of seven to 25 years, depending on the purpose of the loan. Each loan is reviewed by the SBA and, depending on the size of the loan and the proposed use of proceeds, the SBA establishes what percentage of the loan it will guarantee. The guarantee cannot exceed 80% of the loan or $750,000, whichever is less. The guarantee applies not only to the principal, but also covers accrued interest, foreclosure costs, legal fees and other expenses. The Bank has established two Small Business Development Centers within its branches and plans to obtain preferred lender status, which will permit it to underwrite and close such loans much more promptly. At December 31, 1997, approximately $4.4 million of the Bank's $22.5 million in commercial business loans were comprised of SBA loans.


    The Bank is authorized to make loans for a wide variety of personal or consumer purposes but has not engaged in any lending other than loans secured by deposits for most of the 1990s. The Bank began originating home equity loans and lines of credit and automobile loans in August 1996 in order to provide a wide range of products and services to its customers. The Bank also offers overdraft protection and unsecured lines of credit. At December 31, 1997, home equity loans and lines of credit amounted to $4.9 million. On owner-occupied homes, these loans and lines are originated by the Bank for up to 80% of the first $350,000 of appraised value plus up to 50% of the remainder, less the amount of any prior liens on the property. For non-owner occupied properties, the Bank will lend up to 75% of the first $250,000 of appraised value plus 50% of the remainder, less the amount of existing liens on the property. Home equity loans and lines of credit have a maximum term of 25 years and carry variable interest rates. The Bank will secure each of these types of loans with a mortgage on the property (generally a second mortgage).


    The Bank also originates loans secured by new and used automobiles. The maximum term for the Bank's automobile loans is 84 months for a new luxury car loan and 72 months with respect to a used luxury car loan. For all other models, the maximum term is 72 months for new vehicles and 60 months for used vehicles. The Bank will lend up to 100% of the purchase price on new car loans with a purchase price of $25,000 or more, and up to 80% for new and used vehicles (up to five years). On used vehicles, the Bank will finance up to 80% of the lower of the total purchase price or 100% of the National Automobile Dealers' Association Wholesale Blue Book Value. The Bank requires all borrowers to maintain automobile insurance with the Bank named as loss payee. At December 31, 1997, the Bank had $2.0 million of automobile loans in portfolio.

    Commercial business and consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. The Bank believes that the generally higher yields earned on commercial business and consumer loans compensate for the increased credit risk associated with such loans and the Bank intends to continue to offer such loans in order to provide a full range of services to its customers.

ASSET QUALITY


    GENERAL. During 1995 and 1996, the Bank's new management reorganized the Bank's loan review function through the implementation of an internal asset review system. The Bank created an internal asset review committee and established loan review and special assets departments and revised its loan underwriting, credit, collection and monitoring procedures. New management initiated a policy to take title to non-performing assets as promptly as practicable and improve the properties' physical condition where appropriate so that marketing efforts may be commenced. In the case of commercial properties, management takes steps to enhance net operating income with respect to its properties in order to command a better sales price. The Bank's future results of operations will be significantly affected by its ability to continue to reduce its level of non-performing assets without incurring additional material losses.


    LOAN DELINQUENCIES. When a borrower fails to make a required payment on a loan, the Bank attempts to cure the deficiency by contacting the borrower and seeking payment. Contacts are generally made following the grace period after a payment is due, which is generally ten days on commercial loans and 15 days on residential loans. At such time, a late payment fee is assessed. In most cases, deficiencies are cured promptly. If a delinquency extends past the applicable grace period, the loan file and payment history are reviewed and continued efforts are made to collect the loan. In the event that no contact with the borrower is made, or no payment is received by the end of the grace period, a Notice of Intent to Foreclose ("Notice") is sent. Depending upon the scheduled payment date, this Notice is sent no later than 30 days after the due date for residential loans and no later than 15 days after the due date for commercial loans.

    Under the Bank's new management team, the accounts are monitored on a weekly basis by the servicing department. With respect to commercial loans, a trial balance is updated weekly, and those accounts that are identified as being past the due date are assigned to staff to begin the collection process. With respect to commercial loans, delinquent reports and a listing of those accounts for which a Notice has been issued are sent to senior management and the Special Assets Department to provide advance information as to potential problems which may fall under their Department in the coming quarter. Generally when an account becomes 90 days delinquent, the Bank institutes foreclosure or other proceedings, as necessary, to minimize any potential loss.


    NON-PERFORMING ASSETS. With respect to residential mortgage loans, as described under "--Single Family Residential Real Estate Loans," the Residential Servicing Agent services a substantial amount of the Bank's loan portfolio. The Bank terminated the Forward Production Servicing Purchase and Sale Agreement with the Residential Servicing Agent in early 1998, and the Bank began servicing all of the residential mortgage loans it originates after February 20, 1998. The Residential Servicing Agreement requires the Residential Servicing Agent to foreclose upon or otherwise comparably convert the ownership of properties securing such residential mortgage loans which come into and continue in default and as to which no satisfactory agreements can be made for collection of delinquent payments. When residential mortgage loans handled by the Residential Servicing Agent go into non-accrual status, the Bank may request that they be transferred back to the Bank. All loans serviced by the Residential Servicing Agent which become real estate owned are automatically transferred to the Bank.



    All commercial loans held in the Bank's portfolio are reviewed on a regular basis to determine any potential problems. Monthly committee meetings are held to identify problem assets and to set forth a strategy for the mitigation of loss and the resolution of the problem. Loans are placed on non-accrual status if management has substantive doubts about payment in full of both principal and interest, or if principal and interest is contractually in default for a period of 90 days or more. The Bank provides an allowance for the loss of previously accrued but uncollected interest on all non-accrual loans. Typically, after a collection problem has necessitated the issuance of a Notice, the Special Assets Department will review and recommend the selection and an appointment of a receiver. The Bank's current policy is to have a receiver appointed at the expiration of the Notice, which is 10 days after issuance, unless some type of formal, written agreement with the borrower has been arranged.

    The receiver has specific criteria to fulfill with respect to the management of the property on behalf of the Bank. The first responsibility is to gain control of the cash generated from the property. The receiver is responsible for all collection activity. In addition, the receiver is required to prepare forward forecasting with respect to occupancy and potential rent collections. Approximately 30 to 60 days after a receiver is appointed, the Bank will order a third party appraisal report. The information pertaining to the property operations will be supplied to the appraiser by the receiver. The in-house appraisal department reviews the third party appraisal report for accuracy and reasonableness of assumptions.

    The receiver and the Bank work together in preparing a budget for potential repairs and maintenance, as well as capital expenditure items needed at the property. It is the policy of the Bank to instruct the receiver to utilize all net operating income available to restore the property or units of current vacancy to "lease ready" condition.


    A review of the collateral value is performed to determine if sufficient equity exists to repay the indebtedness in the event of a foreclosure and subsequent sale of the property. The valuation is prepared by the account officer assigned to review the credit facility. The valuation is performed under two scenarios. First, a review of the current market conditions of similar properties within the collateral property's market is completed to ascertain comparable rent and sale data. Second, a discounted cash flow analysis is prepared, utilizing current investor return requirements and capitalization rates. Once a value of the property has been estimated based upon its ability to generate cash flow, expenses associated with the sale of the property, such as broker commissions and closing costs are deducted from the estimated value. A comparison of this amount is made to the loan balance to determine whether a specific allowance or a write-off is appropriate.


    During this on-going process, the Bank and the receiver will identify and catalogue any potential purchasers who call and express an interest in the property prior to the Bank taking title. Once title is transferred, the Bank will then begin the process of contacting those entities that previously expressed an interest to confirm that interest and proceed with the qualification stage.

    REAL ESTATE OWNED. Real estate acquired through foreclosure is carried at the estimated fair value less estimated selling expenses at the date of transfer. A loan charge-off is recorded for any writedown in the loan's carrying value to fair value at the date of transfer. Real estate loss provisions are recorded if the properties' estimated fair value subsequently declines below the value determined at the recording date. In determining the fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.


    In preparing a real estate owned property to be marketed for sale, certain repairs are undertaken and other repair items are left as negotiating points pertaining to the sale contract. The Bank may offer to adjust the sale price for such minor repair items, or may offer to deliver the property in a repaired state. As part of the disposition strategy, the Bank may offer financing at current market terms to qualified buyers of the real estate owned. Generally, the Bank requires that the purchaser/borrowing entity provide a minimum of 20% cash toward the purchase of the property. Terms offered are similar to terms being offered on other new originations and at comparable rates. The Special Assets Department makes great efforts to ensure that the underwriting for a loan to facilitate is comparable to other new loan production, and that the transactions are done at arms-length and reflect fair market.


    TROUBLED DEBT RESTRUCTURING. A loan constitutes a troubled debt restructuring ("TDR") if the Bank, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. Among other things, a TDR involves the modification of the terms of the loan, including a reduction of the interest rate, an extension of the maturity date at a stated interest rate lower than the current market for new loans with similar risk, a reduction of the face amount of the loan or a reduction of accrued interest. The Bank provides an allowance for the loss of previously accrued but uncollected interest on these, as well as non-accrual loans. Currently, the Bank's TDR's consist of loans collateralized by single- and multi-family residential properties. The majority of these restructurings were entered into during the early 1990's when economic conditions in California were severely depressed or in conjunction with damage to the collateral properties caused by the Northridge earthquake. Management's decision to provide such restructurings was based upon both an internal assessment of the situation and a consensus of other lenders in California who believed that this resolution would be the most effective mitigating measure. Management considers all loans formerly treated as TDRs to be impaired loans in the year of restructuring. Generally, such loans, as well as those previously placed on non-accrual status, are returned to accrual status when the borrower has had a period of repayment performance for twelve consecutive months.



    Under the Bank's new management, the Bank has aggressively focused on problem asset rehabilitation, and has undertaken a number of initiatives in this area. The Bank has established an Internal Asset Review Committee, which is comprised of the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President in charge of Real Estate, the Senior Credit Officer, the Assistant Vice President of Internal Assets and the Commercial Loan Officer. The Committee meets approximately every three weeks and monitors the Bank's assets to ensure proper classification. All multi-family and commercial assets in excess of $500,000, regardless of performance, are reviewed at least once each year. Assets that are classified as special mention are reviewed every six months and those assets classified as substandard are reviewed every three months and, if collateral dependent, a market value analysis is performed on the property to determine whether valuation allowances are required. Loans that are non-performing, subject to workout or forbearance or classified substandard are monitored and managed through the Special Assets Department. Assets that are foreclosed and become real estate owned continue to be managed by the Special Assets Department through resolution.

    The following table sets forth information with respect to non-performing assets identified by the Bank, including non-accrual loans, real estate owned and TDRs at the dates indicated.

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1997       1996       1995       1994       1993
                                                             ---------  ---------  ---------  ---------  ---------

                                                                            (DOLLARS IN THOUSANDS)
Non-performing loans, net:
Mortgage loans:
  Single-family residential................................  $   8,435  $   7,947  $  10,467  $  14,780  $  27,310
  Multi-family residential.................................        405      9,198     16,840(1)    --        4,138
  Commercial...............................................      1,064      1,093      8,173      8,446      2,001
  Land.....................................................     --         --            112      4,232      5,050
                                                             ---------  ---------  ---------  ---------  ---------
    Total non-performing loans, net........................      9,904     18,238     35,592     27,458     38,499
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Real estate owned, net:
  Single-family residential................................        678      3,268      6,387      5,322     16,568
  Multi-family residential.................................      6,482      8,310        901      3,999     10,213
  Commercial...............................................      5,921      8,614      3,506      1,095      4,769
  Land.....................................................        202        244        121         69     --
                                                             ---------  ---------  ---------  ---------  ---------
Total real estate owned, net...............................     13,283     20,436     10,915     10,485     31,550
                                                             ---------  ---------  ---------  ---------  ---------
Total non-performing assets................................  $  23,187  $  38,674  $  46,507  $  37,943  $  70,049
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Troubled debt restructurings...............................  $   9,936  $   7,544  $   6,133  $  40,794(1) $   6,902
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Total non-performing assets and troubled debt
  restructurings...........................................  $  33,123  $  46,218  $  52,640  $  78,737  $  76,951
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Non-performing loans to total loans, net...................       0.65%      1.60%      2.90%      2.10%      2.86%
Non-performing loans to total assets.......................       0.45       1.04       2.25       1.59       2.10
Non-performing assets to total assets......................       1.05       2.21       2.94       2.20       3.83
Total non-performing assets and troubled debt
  restructurings to total assets...........................       1.50       2.64       3.33       4.57       4.20


------------------------


(1) Reflects to a large extent problems associated with the 1994 Northridge earthquake.


    The interest income that would have been recorded during the years ended December 31, 1997, 1996 and 1995 if the Bank's non-accrual loans at the end of such periods had been current in accordance with their terms during such periods was $644,000, $1.4 million and $3.2 million, respectively.


    The Bank recognized significant credit losses in the early 1990's due, in large part, to the continued deterioration in the Southern California economy which had begun with the national recession at the start of the decade, together with a decline in market values of real estate resulting from the Northridge earthquake of 1994. As the real estate that secured the Bank's mortgage loans decreased in value and as borrowers, particularly developers of, and investors in, residential and commercial real estate became less able to meet their debt service obligations, non-performing assets and TDRs increased dramatically, amounting to $78.7 million or 4.6% of total assets as of December 31, 1994. As a result of the focus given by new management to rehabilitate or liquidate the Bank's problem assets, nonperforming assets and TDRs have declined from $46.2 million or 2.6% of total assets at December 31, 1996 to $33.1 million or 1.5% of total assets at December 31, 1997.


    Management's actions to acquire non-performing assets, make necessary improvements and list such properties for resale, coupled with improved real estate market conditions in California, contributed to significant declines in each of the major real estate owned property categories in 1997. In particular, during 1997, management foreclosed on several multi-family residential properties and sold them before year-end, including one larger concentration of four loans which had an aggregate carrying value on disposition of $4.5 million. As a consequence of such actions, at December 31, 1997, an aggregate of $405,000 of multi-family residential loans were on a non-accrual status (compared to $9.2 million at December 31, 1996) and $6.5 million was in real estate owned (compared to $8.3 million at December 31, 1996), which constituted 29.7% of total non-performing assets at such date.


    Of the Bank's $9.9 million of non-performing loans at December 31, 1997, the largest loan was secured by a strip shopping center, with a carrying value of $1.1 million. This loan has been classified as collateral dependent, and as of December 31, 1997 was carried at fair value. The Bank's $13.3 million of real estate owned at December 31, 1997 was comprised of eight multi-family and commercial properties aggregating $12.6 million and various residential properties aggregating $678,000. The Bank's largest property was a shopping center with a net book value as of December 31, 1997 of $5.5 million. The second largest property was an apartment building with a net book value as of December 31, 1997 of $2.1 million.


    The decline in real estate owned in 1994 was due to a significant extent to the Bank financing purchases of such real estate owned through loans to facilitate (which loans generally carry more favorable terms to the borrower than what is otherwise obtainable in the market). To the extent that new management has financed the disposition of real estate owned, such loans have been made consistent with market terms and conditions and cash downpayments to qualify the transaction as a sale under applicable accounting guidelines. During 1996 and 1997, the Bank extended an aggregate of $12.6 million and $16.1 million to finance the disposition of real estate owned, respectively, which constituted 23.9% and 40.8% of total sales of real estate owned during such years, respectively.

    With the downturn in the California economy experienced during the early 1990s and the problems associated with the Northridge earthquake in 1994, prior management entered into a significant number of TDRs. Since the change in the Bank's management, the Bank enters into TDRs only on a limited basis.


    ALLOWANCE FOR LOAN LOSSES. It is management's policy to maintain an allowance for estimated loan losses based on a number of factors, including economic trends, industry experience, estimated collateral values, past loss experience, the Bank's underwriting practices, and management's ongoing assessment of the credit risk inherent in its portfolio. Provisions for loan losses are provided on both a specific and general basis. Specific and general valuation allowances are increased by provisions charged to expense and decreased by charge-offs of loans, net of recoveries. Specific allowances are provided for impaired loans for which the expected loss is measurable. General valuation allowances are provided based on a formula which incorporates a number of factors, including economic trends, industry experience, estimated collateral values, past loss experience, the Bank's underwriting practices, and management's ongoing assessment of the credit risk inherent in the portfolio. The Bank periodically reviews the assumptions and formula by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above.


    Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance may be necessary, and net earnings could be significantly affected, if circumstances differ substantially from the assumptions used in making the initial determinations. The Bank's Internal Asset Review Committee undertakes a quarterly evaluation of the adequacy of the allowance for loan losses as well as the allowance with respect to real estate owned. The Committee will provide allowances to absorb losses that are both probable and reasonably quantifiable as well as for those that are not specifically identified but can be reasonably estimated.

    The OTS, in conjunction with the Office of the Comptroller of the Currency, the FDIC and the Federal Reserve Board, has issued an Interagency Policy Statement on the Allowance for Loan and Lease Losses ("Policy Statement"), which includes guidance (i) on the responsibilities of management for the assessment and establishment of an adequate allowance and (ii) for the agencies' examiners to use in evaluating the adequacy of such allowance and the policies utilized to determine such allowance. The Policy Statement also sets forth quantitative measures for the allowance with respect to assets classified substandard and doubtful and with respect to the remaining portion of an institution's loan portfolio. Specifically, the Policy Statement sets forth the following quantitative measures which examiners may use to determine the reasonableness of an allowance: (i) 50% of the portfolio that is classified doubtful, (ii) 15% of the portfolio that is classified substandard and (iii) for the portions of the portfolio that have not been classified (including loans designated special mention), estimated credit losses over the upcoming twelve months based on facts and circumstances available on the evaluation date. While the Policy Statement sets forth this quantitative measure, such guidance is not intended as a "floor" or "ceiling."

    The following table sets forth the activity in the Bank's allowance for loan losses during the periods indicated.

                                                                               AT DECEMBER 31,
                                                           -------------------------------------------------------
                                                             1997        1996       1995        1994       1993
                                                           ---------  ----------  ---------  ----------  ---------

                                                                           (DOLLARS IN THOUSANDS)
Allowance at beginning of period.........................  $  23,280  $   31,572  $  29,801  $   20,426  $  18,509
                                                           ---------  ----------  ---------  ----------  ---------
Provision for loan losses................................      2,046       2,884      8,823      22,330      8,393
                                                           ---------  ----------  ---------  ----------  ---------
Charge-offs:
  Mortgage loans:
  Single-family residential..............................     (1,967)     (2,213)    (3,416)     (5,428)    (3,507)
  Multi-family residential...............................     (5,599)     (5,039)    (1,854)     (1,787)      (817)
  Commercial.............................................        (42)     (3,371)      (860)     (5,813)    (2,392)
  Land...................................................     --          (1,478)      (956)     --         --
                                                           ---------  ----------  ---------  ----------  ---------
    Total charge-offs....................................     (7,608)    (12,101)    (7,086)    (13,028)    (6,716)
                                                           ---------  ----------  ---------  ----------  ---------
Recoveries:
  Mortgage loans:
  Single-family residential..............................        106          16         34          73        235
  Multi-family residential...............................     --              22     --          --         --
  Commercial.............................................     --               2     --          --              5
  Land...................................................     --             885     --          --         --
                                                           ---------  ----------  ---------  ----------  ---------
    Total recoveries.....................................        106         925         34          73        240
Net charge-offs..........................................     (7,502)    (11,176)    (7,052)    (12,955)    (6,476)
                                                           ---------  ----------  ---------  ----------  ---------
Allowance at end of period...............................  $  17,824  $   23,280  $  31,572  $   29,801  $  20,426
                                                           ---------  ----------  ---------  ----------  ---------
                                                           ---------  ----------  ---------  ----------  ---------
Allowance for loan losses to total nonperforming loans at
  end of period..........................................     179.97%     127.65%     88.71%     108.53%     53.06%
                                                           ---------  ----------  ---------  ----------  ---------
                                                           ---------  ----------  ---------  ----------  ---------
Allowance for loan losses to total nonperforming loans
  and troubled debt restructurings at end of period......      89.84%      90.30%     75.67%      43.66%     44.99%
                                                           ---------  ----------  ---------  ----------  ---------
                                                           ---------  ----------  ---------  ----------  ---------
Allowance for loan losses to total loans, net at end of
  period.................................................       1.16%       2.04%      2.57%       2.28%      1.52%
                                                           ---------  ----------  ---------  ----------  ---------
                                                           ---------  ----------  ---------  ----------  ---------



    As shown in the table above, loan charge-offs (net of recoveries) amounted to $7.5 million, $11.2 million and $7.1 million, during the years ended December 31, 1997, 1996 and 1995, respectively. The net charge-offs recognized by the Bank during the years ended December 31, 1997, 1996 and 1995 primarily reflected the transfer of loans (particularly multi-family residential loans) to real estate owned, as shown in the preceding non-performing assets table. Such multi-family loans had specific valuation allowances which had been established through increased provisions for loan losses in prior periods. At the time of transfer of the loans to real estate owned, such specific valuation allowances were charged off. As a result of the transfer of such loans to real estate owned, the Bank's non-performing loans have declined significantly since 1995, which has contributed to the decrease in the Bank's provision for loan losses. Management believes that its allowance for loan losses at December 31, 1997 was adequate. Nevertheless, there can be no assurances that additions to such allowance will not be necessary in future periods, particularly if the growth in the Bank's commercial and consumer lending continues.


    The following table sets forth information concerning the allocation of the Bank's allowance for loan losses by loan category at the dates indicated.

                                                                     YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------------------------------------------------------
                                           1997                    1996                    1995                    1994
                                  ----------------------  ----------------------  ----------------------  ----------------------

                                             PERCENT TO              PERCENT TO              PERCENT TO              PERCENT TO
                                                TOTAL                   TOTAL                   TOTAL                   TOTAL
                                   AMOUNT     ALLOWANCE    AMOUNT     ALLOWANCE    AMOUNT     ALLOWANCE    AMOUNT     ALLOWANCE
                                  ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
                                                                      (DOLLARS IN THOUSANDS)
Residential real estate.........  $   5,014        28.1%  $   4,051        17.4%  $   5,109        16.2%  $   7,809        26.2%
Multi-family residential........      8,964        50.3      15,753        67.7      18,509        58.6      11,396        38.2
Commercial......................      3,062        17.2       3,267        14.0       7,850        24.9       6,964        23.4
Land............................        305         1.7          94         0.4         104         0.3       3,120        10.5
Other loans.....................        479         2.7         115         0.5      --          --             512         1.7
                                  ---------       -----   ---------       -----   ---------       -----   ---------       -----
Total...........................  $  17,824       100.0%  $  23,280       100.0%  $  31,572       100.0%  $  29,801       100.0%
                                  ---------       -----   ---------       -----   ---------       -----   ---------       -----
                                  ---------       -----   ---------       -----   ---------       -----   ---------       -----


                                           1993
                                  ----------------------
                                             PERCENT TO
                                                TOTAL
                                   AMOUNT     ALLOWANCE
                                  ---------  -----------

Residential real estate.........  $   5,787        28.3%
Multi-family residential........      4,582        22.4
Commercial......................      8,815        43.2
Land............................        757         3.7
Other loans.....................        485         2.4
                                  ---------       -----
Total...........................  $  20,426       100.0%
                                  ---------       -----
                                  ---------       -----


INVESTMENT ACTIVITIES

    The Bank's securities portfolio is managed by the Executive Vice President and Chief Financial Officer in accordance with a comprehensive written Investment Policy which addresses strategies, types and levels of allowable investments and which is reviewed and approved annually by the Board of Directors of the Bank. The management of the securities portfolio is set in accordance with strategies developed by the Bank's Asset/Liability Management Committee.

    The Bank's Investment Policy authorizes the Bank to invest in U.S. Treasury obligations (with a maturity of up to five years), U.S. agency obligations (with a maturity of up to five years), U.S. Government agency mortgage-backed securities (limited to no more than 50% of the Bank's total assets), bankers' acceptances (with a maturity of 180 days or less), FHLB overnight deposits, investment grade commercial paper (with a maturity of up to nine months), federal funds (with a maturity of one month or less), certificates of deposit in other financial institutions (with a maturity of one year or less), repurchase agreements (with a maturity of six months or less), reverse repurchase agreements (with a maturity of two years or less) and certain collateralized mortgage obligations (with a weighted average life of less than ten years).


    At December 31, 1997, the Bank's securities portfolio consisted of $428.1 million of mortgage-backed securities, $418.4 million of which were classified as available for sale and $9.7 million of which were classified as held to maturity, $139.7 million of U.S. Government agency obligations and $13.0 million of SBA certificates. Of the Bank's total investment in mortgage-backed securities at December 31, 1997, $60.1 million consisted of Government National Mortgage Association ("GNMA") certificates, $202.5 million consisted of FNMA certificates, $32.5 million consisted of non-agency certificates and $133.0 million consisted of FHLMC certificates. Of the $428.1 million of mortgage-backed securities at December 31, 1997, $245.9 million consisted of fixed-rate securities and $182.2 million consisted of adjustable-rate securities. Of the Bank's $139.7 million of U.S. Government and federal agency obligations at December 31, 1997, zero were scheduled to mature within one year thereof, $55.3 million were scheduled to mature after one through five years thereof, $74.3 million were scheduled to mature after five through ten years thereof and $10.1 million were scheduled to mature after ten years. Of the Bank's $580.8 million of mortgage-backed and other securities available for sale as well as held to maturity at December 31, 1997, none were scheduled to mature within one year thereof, $55.3 million were scheduled to mature after one through five years thereof, $127.6 million were scheduled to mature after five through ten years thereof and $397.9 million were scheduled to mature after ten years.

    Under new management, the Bank has significantly increased its purchases of primarily adjustable-rate mortgage-backed securities with interest rate adjustments tied to the U.S. Treasury index of constant comparable maturity. The Bank's aggregate securities portfolio, net of repayments and prepayments and sales, increased by $271.6 million or 112.4% between 1995 and 1996 and increased by $67.6 million or 13.2% during 1997. At December 31, 1997, such portfolio amounted to $580.8 million.

    Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as the Bank. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include the FHLMC, the FNMA and the GNMA.

    The FHLMC is a public corporation chartered by the U.S. Government and owned by the 12 Federal Home Loan Banks and federally insured savings institutions. The FHLMC issues participation certificates backed principally by conventional mortgage loans. The FHLMC guarantees the timely payment of interest and the ultimate return of principal within one year. The FNMA is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for conventional mortgage loans. The FNMA guarantees the timely payment of principal and interest on FNMA securities. FHLMC and FNMA securities are not backed by the full faith and credit of the United States, but because the FHLMC and the FNMA are U.S. Government-sponsored enterprises, these securities are considered to be among the highest quality investments with minimal credit risks. The GNMA is a government agency which is intended to help finance government-assisted housing programs. GNMA securities are backed by FHA-insured and VA-guaranteed loans, and the timely payment of principal and interest on GNMA securities are guaranteed by the GNMA and backed by the full faith and credit of the U.S. Government. Because the FHLMC, the FNMA and the GNMA were established to provide support for low- and middle-income housing, there are limits to the maximum size of loans that qualify for these programs. For example, the FNMA and the FHLMC currently limit their loans secured by a single-family, owner-occupied residence to $227,150. To accommodate larger-sized loans, and loans that, for other reasons, do not conform to the agency programs, a number of private institutions have established their own home-loan origination and securitization programs.

    Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The characteristics of the underlying pool of mortgage, i.e., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security thus approximates the life of the underlying mortgages.

    The following table sets forth information regarding the carrying and market value of the Bank's securities at the dates indicated.

                                                                              AT DECEMBER 31,
                                                   ----------------------------------------------------------------------
                                                            1997                    1996                    1995
                                                   ----------------------  ----------------------  ----------------------

                                                    CARRYING     MARKET     CARRYING     MARKET     CARRYING     MARKET
                                                     VALUE       VALUE       VALUE       VALUE       VALUE       VALUE
                                                   ----------  ----------  ----------  ----------  ----------  ----------
                                                                               (IN THOUSANDS)
Available-for-sale (at market):
  U.S. Government and federal agency
    obligations..................................  $  139,719  $  139,719  $   38,714  $   38,714  $    9,994  $    9,994
  Mortgage-backed securities.....................     418,450     418,450     463,587     463,587     231,651     231,651
  SBA certificates...............................      12,991      12,991      --          --          --          --
                                                   ----------  ----------  ----------  ----------  ----------  ----------
                                                   $  571,160  $  571,160  $  502,301  $  502,301  $  241,645  $  241,645
                                                   ----------  ----------  ----------  ----------  ----------  ----------
                                                   ----------  ----------  ----------  ----------  ----------  ----------
Held to maturity:
  Mortgage-backed securities.....................  $    9,671  $    9,743  $   10,971  $   10,899      --          --
                                                   ----------  ----------  ----------  ----------  ----------  ----------
                                                   $    9,671  $    9,743  $   10,971  $   10,899      --          --
                                                   ----------  ----------  ----------  ----------  ----------  ----------
                                                   ----------  ----------  ----------  ----------  ----------  ----------


    The following table sets forth the activity in the Bank's aggregate securities portfolio (both securities classified available-for-sale and held-to-maturity) during the periods indicated.

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1997        1996        1995
                                                                               ----------  ----------  ----------

                                                                                         (IN THOUSANDS)
Securities at beginning of period............................................  $  513,272  $  241,645  $  312,297
Purchases....................................................................     408,729     487,719     212,155
Sales........................................................................    (234,339)   (158,448)   (222,947)
Repayments and prepayments...................................................    (110,941)    (53,207)    (58,245)
Decrease (increase) in unrealized losses on available-for-sale
  securities(1)..............................................................       4,110      (4,437)     (1,615)
                                                                               ----------  ----------  ----------
Securities at end of period(2)(3)............................................  $  580,831  $  513,272  $  241,645
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------


------------------------

(1) At December 31, 1997, the cumulative unrealized losses on securities classified as available-for-sale amounted to $2.0 million, which reduces stockholders' equity.

(2) At December 31, 1997, the book value and market value of the Bank's securities (including held-to-maturity and available for sale securities) amounted to $580.8 million and $580.9 million, respectively.

(3) At December 31, 1997, $207.3 million or 35.7% of the Bank's securities portfolio consisted of adjustable-rate securities, as compared to $222.4 million or 43.3% and $115.8 million or 47.9% at December 31, 1996 and 1995, respectively.

SOURCES OF FUNDS

    SENIOR DEBT OF THE COMPANY. In June 1995, the Company issued $10.0 million aggregate principal amount of unsecured senior notes in conjunction with the 1995 recapitalization. The senior notes contain an initial pay rate and accrual rate of 7% and 10.75%, respectively, and the accrual rate increased to 11.15% on June 30, 1996. The difference between the pay rate and accrual rate is deferred and compounded annually at the accrual rate commencing on June 30, 1996. Interest of approximately $1.8 million, calculated at the pay rate of 7%, was paid on September 30, 1997 for the period from issuance of the senior notes to that date. Beginning with the quarter ending December 31, 1997, interest at the pay rate is payable quarterly. The Company may repay all or part of the outstanding balance of the senior notes at any time without penalty, and intends to repay the outstanding balance, plus accrued interest, in connection with the Offering. See "Use of Proceeds," "Capitalization," "The Stockholders' Agreement" and Note 13 of the Notes to Consolidated Financial Statements.

    THE BANK'S SOURCES OF FUNDS GENERALLY. The Bank will consider various sources of funds to fund its investing and lending activities and evaluates the available sources of funds in order to reduce the Bank's overall funding costs, subject to the Bank's asset and liability management policies. Deposits, reverse repurchase agreements, advances from the FHLB of San Francisco, and sales, maturities and principal repayments on loans and securities have been the major sources of funds for use in the Bank's lending and investing activities, and for other general business purposes. Management of the Bank closely monitors rates and terms of competing sources of funds on a daily basis and utilizes the source which it believes to be the most cost effective, consistent with the Bank's asset and liability management policies. Products are priced each week through the Bank's Asset Liability Management Committee.

    DEPOSITS. The Bank attempts to price its deposits in order to promote deposit growth and offers a wide array of deposit products in order to satisfy its customers' needs. The Bank's current deposit products include passbook accounts, negotiable order of withdrawal ("NOW") accounts, money market deposit accounts, fixed rate, fixed-maturity retail certificates of deposit ranging in terms from 90 days to five years, individual retirement accounts, and non-retail certificates of deposit consisting of jumbo (generally greater than $100,000) certificates and public deposits.

    The Bank's retail deposits are generally obtained from residents in its primary market area. The principal methods currently used by the Bank to attract deposit accounts include offering a wide variety of products and services and competitive interest rates. The Bank utilizes traditional marketing methods to attract new customers and savings deposits, including various forms of advertising. Although the Bank has in the past utilized the services of deposit brokers to attract out-of-market, institutional certificates of deposit, the Bank has allowed such brokered deposits to run off as they mature and is not accepting any new brokered deposits.

    The Bank currently operates a total of 40 ATMs, of which 18 are in stand-alone facilities. The Bank recently began to operate 20 of such ATMs within a chain of health clubs located in Southern California. The Bank also has an option to install and operate up to an additional three ATMs within such chain of health clubs. As of June 30, 1997, after giving effect to the consolidation activity in California, the Bank ranked seventh in terms of thrift deposit market share in Los Angeles, Orange and Ventura Counties.

    The following table presents the average balance of each deposit type and the average rate paid on each deposit type of the Bank for the periods indicated.

                                                                       YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------------------------
                                                           1997                         1996                  1995
                                                ---------------------------  ---------------------------  ------------

                                                                WEIGHTED                     WEIGHTED
                                                  AVERAGE        AVERAGE       AVERAGE        AVERAGE       AVERAGE
                                                  BALANCE       RATE PAID      BALANCE       RATE PAID      BALANCE
                                                ------------  -------------  ------------  -------------  ------------
                                                                        (DOLLARS IN THOUSANDS)
NOW accounts..................................  $     83,248         1.96%   $     58,511         0.77%         54,837
Money market accounts.........................        21,938         2.94          29,665         2.52          47,269
Passbook accounts.............................       235,162         4.34         264,677         4.64          95,335
                                                ------------                 ------------                 ------------
    Total transaction accounts................       340,348                      352,853                      197,441
Term certificates of deposit..................       966,863         5.66       1,069,484         5.76       1,212,989
                                                ------------                 ------------                 ------------
    Total deposits............................  $  1,307,211         5.14%   $  1,422,337         5.28%   $  1,410,430
                                                ------------                 ------------                 ------------
                                                ------------                 ------------                 ------------

                                                  WEIGHTED
                                                   AVERAGE
                                                  RATE PAID
                                                -------------
NOW accounts..................................         0.84
Money market accounts.........................         3.01
Passbook accounts.............................         3.67
    Total transaction accounts................
Term certificates of deposit..................         5.73
    Total deposits............................         5.31%

    The following table sets forth the activity in the Bank's deposits during the periods indicated.

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------

                                                                                       (IN THOUSANDS)
Beginning balance.......................................................  $  1,371,243  $  1,473,318  $  1,384,218
Net increase (decrease) before interest.................................      (157,599)     (160,804)       35,836
Interest credited.......................................................        52,971        58,729        53,264
                                                                          ------------  ------------  ------------
Net increase (decrease) in deposits.....................................      (104,628)     (102,075)       89,100
                                                                          ------------  ------------  ------------
Ending balance..........................................................  $  1,266,615  $  1,371,243  $  1,473,318
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------



    The following table sets forth by various interest rate categories the term certificates of deposit with the Bank at the dates indicated.


                                                                                AT DECEMBER 31,
                                                                     --------------------------------------
                                                                        1997         1996          1995
                                                                     ----------  ------------  ------------

                                                                                 (IN THOUSANDS)
0.00% to 2.99%.....................................................  $    4,071  $      4,299  $      3,964
3.00 to 3.99.......................................................       2,993         3,833         4,900
4.00 to 4.99.......................................................       5,700        46,771        49,037
5.00 to 6.99.......................................................     918,842       909,895     1,092,316
7.00 to 8.99.......................................................       1,219        36,244        47,613
                                                                     ----------  ------------  ------------
    Total..........................................................  $  932,825(1) $  1,001,042(1) $  1,197,830(1)
                                                                     ----------  ------------  ------------
                                                                     ----------  ------------  ------------


------------------------

(1) At December 31, 1997, 1996 and 1995, certificates of deposit in amounts greater than or equal to $100,000 amounted to $138.2 million, $158.7 million and $219.4 million, respectively.


    The following table sets forth the amount and remaining maturities of the Bank's term certificates of deposit at December 31, 1997.



                                                            OVER SIX
                                                             MONTHS       OVER ONE      OVER TWO
                                             SIX MONTHS   THROUGH ONE   YEAR THROUGH  YEARS THROUGH  OVER THREE
                                              AND LESS        YEAR       TWO YEARS     THREE YEARS      YEARS
                                             -----------  ------------  ------------  -------------  -----------
                                                                       (IN THOUSANDS)
0.00% to 1.99%.............................   $   1,091    $   --        $       77     $  --         $  --
2.00 to 2.99...............................       2,172           647            84        --            --
3.00 to 3.99...............................       2,976        --                17        --            --
4.00 to 4.99...............................       4,742           307           651        --            --
5.00 to 6.99...............................     423,481       373,414       106,762         6,705         8,480
7.00 to 8.99...............................         733            18           180           288        --
                                             -----------  ------------  ------------       ------    -----------
    Total..................................   $ 435,195    $  374,386    $  107,771     $   6,993     $   8,480
                                             -----------  ------------  ------------       ------    -----------
                                             -----------  ------------  ------------       ------    -----------



    The following table presents the maturity of term certificates of deposit in amounts greater than $100,000 at December 31, 1997.



                                                                                                     AT DECEMBER
                                                                                                       31, 1997
                                                                                                    --------------
                                                                                                    (IN THOUSANDS)
3 months or less..................................................................................    $   20,776
Over 3 months through 6 months....................................................................        41,934
Over 6 months through 12 months...................................................................        58,729
Over 12 months....................................................................................        16,734
                                                                                                    --------------
    Total.........................................................................................    $  138,173
                                                                                                    --------------
                                                                                                    --------------

    BORROWINGS. The following table sets forth certain information regarding the short-term borrowings of the Bank at or for the dates indicated.

                                                                              AT OR FOR THE YEAR ENDED DECEMBER
                                                                                             31,
                                                                              ----------------------------------
                                                                                 1997        1996        1995
                                                                              ----------  ----------  ----------

                                                                                    (DOLLARS IN THOUSANDS)
FHLB OF SAN FRANCISCO ADVANCES:
  Average balance outstanding...............................................  $  148,681  $   53,666  $  193,535
  Maximum amount outstanding at any month-end during the period.............     472,000      80,000     310,000
  Balance outstanding at end of period......................................     472,000      80,000      31,746
  Weighted average interest rate during the period..........................        5.91%       5.49%       6.37%
  Weighted average interest rate at end of period...........................        5.87%       5.91%       5.84%
  Weighted average remaining term to maturity at end of period (in years)...        1.61        0.95        0.74
SECURITIES SOLD UNDER AGREEMENTS TO PURCHASE:
  Average balance outstanding...............................................  $  357,396  $  179,002  $  103,699
  Maximum amount outstanding at any month-end during the period.............     415,676     219,229     151,626
  Balance outstanding at end of period......................................     340,788     192,433      --
  Weighted average interest rate during the period..........................        5.49%       6.09%       6.25%
  Weighted average interest rate at end of period...........................        5.76%       5.49%     --
  Weighted average remaining term to maturity at end of period (in years)...        2.71        0.63      --


    The Bank obtains both fixed and variable rate long- and short-term advances from the FHLB of San Francisco upon the security of certain of its residential first mortgage loans and other assets, provided certain standards related to creditworthiness of the Bank have been met. FHLB of San Francisco advances are available for general business purposes to expand lending and investing activities. Borrowings have generally been used to fund the purchase of mortgage-backed and investment securities or lending activities and have been collateralized with a pledge of loans, securities in the Bank's portfolio or any mortgage-backed or investment securities purchased.


    Advances from the FHLB of San Francisco are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. At December 31, 1997, the Bank had total FHLB of San Francisco advances of $472.0 million at a weighted average interest rate of 5.87%, $357.0 million of which matures in 1998 and the remaining $115.0 million of which matures in 2002. FHLB advances increased by $392.0 million during 1997, as the Bank leveraged the capital raised in the PPCCP public offering. The Bank used such short- and intermediate-term FHLB advances to fund the wholesale purchase of $408.8 million of adjustable-rate single-family residential mortgage loans.



    Since 1996, the Bank has increasingly relied on obtaining funds from the sale of securities to investment dealers under reverse repurchase agreements. At December 31, 1997, reverse repurchase agreements amounted to $340.8 million, as compared to $192.4 million and $0 at December 31, 1996 and 1995, respectively. As of December 31, 1997, the weighted average remaining term to maturity of the Bank's reverse repurchase agreements was 2.71 years compared to 0.63 years at December 31, 1996, and such reverse repurchase agreements had a weighted average interest rate of 5.76% compared to 5.49% at December 31, 1996. The Bank had no reverse repurchase agreements outstanding at December 31, 1995. In a reverse repurchase agreement transaction, the Bank will generally sell a mortgage-backed security agreeing to repurchase either the same or a substantially identical security on a specified later date (which range in maturity from overnight to five years) at a price greater than the original sales price. The difference in the sale price and purchase price is the cost of the use of the proceeds. The mortgage-backed securities underlying the agreements are delivered to the dealers who arrange the transactions. For agreements in which the Bank has agreed to repurchase substantially identical securities, the dealers may sell, loan or otherwise dispose of the Bank's securities in the normal course of their operations. However, such dealers or third party custodians safe-keep the securities which are to be specifically repurchased by the Bank. Reverse repurchase agreements represent a competitive cost short-term funding source for the Bank. Nevertheless, the Bank is subject to the risk that the lender may default at maturity and not return the collateral. The amount at risk is the value of the collateral which exceeds the balance of the borrowing. In order to minimize this potential risk, the Bank only deals with large, established U.S. investment brokerage firms when entering into these transactions. Reverse repurchase transactions are accounted for as financing arrangements rather than sales of securities, and the obligation to repurchase such securities is reflected as a liability in the Company's Consolidated Financial Statements.

SUBSIDIARIES

    The Bank is permitted to invest up to 2% of its assets in the capital stock of, or secured or unsecured loans to, subsidiary corporations, with an additional investment of 1% of assets when such additional investment is primarily for community development purposes. In addition, the Bank is permitted to make an unlimited investment in one or more operating subsidiaries, which are permitted to engage only in activities that the Bank may undertake directly. PPCCP is such an operating subsidiary of the Bank. As of December 31, 1997, the Bank maintained one operating subsidiary, four direct service corporations and one indirect service corporation subsidiary consisting of SoCal Mortgage Corporation ("SMC"), Direct Investment Company of Southern California ("DIC"), SCP Investments, Inc. ("SCP"), Continental Development of California, Inc. ("CDC") and SCS Insurance Services, Inc. ("SCS"). At December 31, 1997, the Bank's investment in its five service corporation subsidiaries amounted to $41.9 million in the aggregate.

    PPCCP was established as an operating subsidiary of the Bank in 1997 to acquire, hold and manage primarily mortgage assets and to operate in a manner so as to quality as a REIT for federal income tax purposes under the Code, commencing with its taxable year ending December 31, 1997. In October 1997, PPCCP commenced its operations upon consummation of a public offering of 1,426,000 shares of its 9.75% Noncumulative Exchangeable Preferred Stock, Series A (the "Series A Preferred Shares"), at a liquidation preference of $25.00 per share. The Series A Preferred Shares are traded on the Nasdaq National Market under the symbol "PPCCP." PPCCP used the gross proceeds raised of $35.7 million from the initial public offering of the Series A Preferred Shares and the concurrent contribution of $38.8 million of additional capital by the Bank to purchase from the Bank PPCCP's initial portfolio of residential and commercial mortgage loans at an aggregate purchase price of $72.1 million. In December 1997, PPCCP purchased additional mortgage loans from the Bank at an aggregate purchase price of $2.6 million.


    SMC is an inactive corporation which was formed in 1987 to originate mortgage loans. However, SMC has never conducted any business since it was organized. DIC was formed in 1987 to acquire, develop, construct and sell real estate developments and is currently inactive. DIC owns 100% of the capital stock of SCP which was formed in 1989 to invest in various real estate development projects. SCP currently holds the Bank's last remaining real estate development project consisting of 62 acres of vacant land located in Corona, California. At December 31, 1997, the land had a net carrying value of $1.9 million. As of March 31, 1998, the property was under contract for sale.


    CDC was formed in 1969 for the purpose of acquiring, developing, constructing and selling real estate developments. CDC does not currently hold any real estate and CDC's sole operation consists of acting as trustee under the Bank's deeds of trust with respect to its mortgage lending.

    SCS was formed in 1984 in order to sell, through the Bank's branch offices, annuities and various other investments as well as other insurance products to the Bank's account holders and members of the general public. During the years ended December 31, 1997, 1996 and 1995, SCS recognized net earnings of $362,000, $336,000 and $40,000, respectively.

LEGAL PROCEEDINGS


    Except with respect to the Goodwill Litigation and the Ancillary Litigation, each of which is defined and discussed under "Agreement With Respect to Potential Goodwill Lawsuit Recovery", neither the Company nor the Bank is involved in any legal proceedings which are material to the Company. The Bank is involved in routine legal proceedings from time to time which arise in the normal course of its business.


OFFICE LOCATIONS

    The following table set forth certain information with respect to the Company's offices at December 31, 1997.


                                                                                                  TOTAL DEPOSITS
                                                                               NET BOOK VALUE OF        AT
                                                           LEASE/OWNED            PROPERTY AT      DECEMBER 31,
OFFICE LOCATION                                       LEASE EXPIRATION DATE    DECEMBER 31, 1997       1997
--------------------------------------------------  -------------------------  -----------------  ---------------
                                                                                         (IN THOUSANDS)
EXECUTIVE OFFICE (AND BRANCH):
Los Angeles                                                  Leased                $   2,338       $       6,731
  5900 Wilshire Boulevard                                    04/2006
  15th Floor                                            Option: 1-5 years
  Los Angeles, CA 90036
BRANCH OFFICES:
Beverly Hills                                                Leased                      109             116,318
  9100 Wilshire Boulevard                                    03/2000
  Beverly Hills, CA 90212                              Option: 2-10 years
Orange                                                       Leased                      129              52,254
  216 E. Chapman Avenue                                      01/2001
  Orange, CA 92866-1506                                 Option: 2-5 years
Pacific Palisades                                            Leased                      104              54,686
  15305 Sunset Boulevard                                     12/2006
  Pacific Palisades, CA 90272                          Option: 1-10 years
Montebello                                                   Leased                      129              87,949
  1300 W. Beverly Boulevard                                  08/2003
  Montebello, CA 90640                                 Option: 1-10 years
Garden Grove                                                  Owned                       96              79,138
  12112 Valley View
  Garden Grove, CA 92845-1796
Simi Valley                                                  Leased                       53              92,851
  1445 Los Angeles Avenue                                    07/1999
  Simi Valley, CA 93065                                Option: 2-30 months
                                                      followed by 3-5 years
Sylmar                                                       Leased                       98              45,194
  13831 Foothill Boulevard                                   09/2002
  Sylmar, CA 91342                                     Option: 2-10 years
Buena Park                                                   Leased                       86              12,985
  5470 Beach Boulevard                                       12/2004
  Buena Park, CA 90621                                  Option: 3-5 years
North Hollywood                                              Leased                       66              77,612
  12848 Victory Boulevard                                    05/2000
  North Hollywood, CA 91606

                                                                                                  TOTAL DEPOSITS
                                                                               NET BOOK VALUE OF        AT
                                                           LEASE/OWNED            PROPERTY AT      DECEMBER 31,
OFFICE LOCATION                                       LEASE EXPIRATION DATE    DECEMBER 31, 1997       1997
--------------------------------------------------  -------------------------  -----------------  ---------------
                                                                                         (IN THOUSANDS)
Beverly/Serrano                                              Leased                $     153       $      36,691
  4500 W. Beverly Boulevard                                  01/2006
  Los Angeles, CA 90004                                 Option: 2-5 years
Woodland Hills                                               Leased                      181              56,439
  20259 Ventura Boulevard                                    11/2009
  Woodland Hills 91364                                 Option: 1-10 years
Burbank                                                      Leased                      371             156,297
  240 North San Fernando Road                                09/2000
  Burbank, CA 91502                                     Option: 2-5 years
Santa Clarita                                                 Owned                      168              64,219
  26425 Sierra Highway
  Santa Clarita, CA 91321
Ventura                                                      Leased                       42              62,559
  996 South Seaward Avenue                                   10/1998
  Ventura, CA 93001                                     Option: 2-3 years
Calabasas                                                    Leased                       83              59,213
  23642 Calabasas Road, Bldg. 2                              03/2007
  Calabasas, CA 91302
Irvine                                                       Leased                      170              55,835
  15475 Jeffrey Road                                         10/2005
  Irvine, CA 92620-4102
Fairfax                                                      Leased                       80              66,654
  145 South Fairfax Avenue                                   01/2003
  Los Angeles, CA 90036                                 Option: 1-5 years
San Pedro                                                     Owned                      713              82,990
  28110 South Western Avenue
  San Pedro, CA 80732
                                                                                      ------      ---------------
                                                                                   $   5,169       $   1,266,615
                                                                                      ------      ---------------
                                                                                      ------      ---------------


    In addition to the foregoing branch office locations, the Bank currently operates 40 ATMs, of which 18 are in stand-alone facilities, including 20 within a chain of health clubs located in Southern California. The Bank also has an option to install and operate an additional three ATMs within such chain of health clubs.

    The Company in 1997 also obtained regulatory approval to install remote automated loan machines, which can take an application for a loan of up to $10,000, underwrite the loan and extend funds to applicants which have been approved. The Company believes it is the first institution to receive approval to operate these units at remote locations, nine of which were placed in operation late in 1997.

EMPLOYEES

    As of December 31, 1997, the Company had 226 full-time equivalent employees. The Company's employees are not subject to any collective bargaining agreements and the Company believes its relationship with its employees is satisfactory.

                                   REGULATION

GENERAL

    The Bank is a federally chartered and insured stock savings bank subject to extensive regulation and supervision by the OTS, as the primary federal regulator of savings associations, and the FDIC, as the administrator of the SAIF.

    The federal banking laws contain numerous provisions affecting various aspects of the business and operations of savings associations and savings and loan holding companies. The following description of statutory and regulatory provisions and proposals, which is not intended to be a complete description of these provisions or their effects on the Company or the Bank, is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

REGULATION OF SAVINGS AND LOAN HOLDING COMPANIES


    HOLDING COMPANY ACQUISITIONS. The Company is a registered savings and loan holding company. The Home Owners' Loan Act ("HOLA"), and OTS regulations generally prohibit a savings and loan holding company, without prior OTS approval, from acquiring, directly or indirectly, the ownership or control of any other savings association or savings and loan holding company, or all, or substantially all, of the assets or more than 5% of the voting shares thereof. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings association not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the OTS.


    HOLDING COMPANY ACTIVITIES. The Company currently operates as a unitary savings and loan holding company. Generally, there are limited restrictions on the activities of a unitary savings and loan holding company and its non-savings association subsidiaries. If the Company ceases to be a unitary savings and loan holding company, the activities of the Company and its non-savings association subsidiaries would thereafter be subject to substantial restrictions.

    The HOLA requires every savings association subsidiary of a savings and loan holding company to give the OTS at least 30 days' advance notice of any proposed dividends to be made on its guarantee, permanent or other non-withdrawable stock, or else such dividend will be invalid. See "--Regulation of Federal Savings Banks--Capital Distribution Regulation."

    AFFILIATE RESTRICTIONS. Transactions between a savings association and its "affiliates" are subject to quantitative and qualitative restrictions under Sections 23A and 23B of the Federal Reserve Act. Affiliates of a savings association include, among other entities, the savings association's holding company and companies that are under common control with the savings association.

    In general, Sections 23A and 23B and OTS regulations issued in connection therewith limit the extent to which a savings association or its subsidiaries may engage in certain "covered transactions" with affiliates to an amount equal to 10% of the association's capital and surplus, in the case of covered transactions with any one affiliate, and to an amount equal to 20% of such capital and surplus, in the case of covered transactions with all affiliates. In addition, a savings association and its subsidiaries may engage in covered transactions and certain other transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the savings association or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A "covered transaction" is defined to include a loan or extension of credit to an affiliate; a purchase of investment securities issued by an affiliate; a purchase of assets from an affiliate, with certain exceptions; the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

    In addition, under the OTS regulations, a savings association may not make a loan or extension of credit to an affiliate unless the affiliate is engaged only in activities permissible for bank holding companies; a savings association may not purchase or invest in securities of an affiliate other than shares of a subsidiary; a savings association and its subsidiaries may not purchase a low-quality asset from an affiliate; and covered transactions and certain other transactions between a savings association or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices. With certain exceptions, each loan or extension of credit by a savings association to an affiliate must be secured by collateral with a market value ranging from 100% to 130% (depending on the type of collateral) of the amount of the loan or extension of credit.


    The OTS regulation generally excludes all non-bank and non-savings association subsidiaries of savings associations from treatment as affiliates, except to the extent that the OTS or the Federal Reserve Board decides to treat such subsidiaries as affiliates. The regulation also requires savings associations to make and retain records that reflect affiliate transactions in reasonable detail, and provides that certain classes of savings associations may be required to give the OTS prior notice of transactions with affiliates.


REGULATION OF FEDERAL SAVINGS BANKS

    REGULATORY SYSTEM. As a federally insured savings bank, lending activities and other investments of the Bank must comply with various statutory and regulatory requirements. The Bank is regularly examined by the OTS and must file periodic reports concerning its activities and financial condition.

    Although the OTS is the Bank's primary regulator, the FDIC has "backup enforcement authority" over the Bank. The Bank's eligible deposit accounts are insured by the FDIC under the SAIF, up to applicable limits.


    FEDERAL HOME LOAN BANKS. The Bank is a member of the FHLB System. Among other benefits, FHLB membership provides the Bank with a central credit facility. The Bank is required to own capital stock in an FHLB in an amount equal to the greater of: (i) 1% of the aggregate outstanding principal amount of its residential mortgage loans, home purchase contracts and similar obligations at the beginning of each calendar year, (ii) .3% of total assets, or (iii) 5% of its FHLB advances (borrowings).


    LIQUID ASSETS. Under OTS regulations, for each calendar month, a savings bank is required to maintain an average daily balance of liquid assets (including cash, certain time deposits and savings accounts, bankers' acceptances, certain government obligations and certain other investments) not less than a specified percentage of the average daily balance of its net withdrawable accounts plus short-term borrowings (its liquidity base) during the preceding calendar month. This liquidity requirement, which is currently at 4.0%, may be changed from time to time by the OTS to any amount between 4.0% to 10.0%, depending upon certain factors. The Bank maintains liquid assets in compliance with these regulations.

    REGULATORY CAPITAL REQUIREMENTS. OTS capital regulations require savings banks to satisfy minimum capital standards: risk-based capital requirements, a leverage requirement and a tangible capital requirement. Savings banks must meet each of these standards in order to be deemed in compliance with OTS capital requirements. In addition, the OTS may require a savings association to maintain capital above the minimum capital levels.


    All savings banks are required to meet a minimum risk-based capital requirement of total capital (core capital plus supplementary capital) equal to 8% of risk-weighted assets (which includes the credit risk equivalents of certain off-balance sheet items). In calculating total capital for purposes of the risk-based requirement, supplementary capital may not exceed 100% of core capital. Under the leverage requirement, a savings bank is required to maintain core capital equal to a minimum of 3% of adjusted total assets. In addition, under the prompt corrective action provisions of the OTS regulations, all but the most highly-rated institutions must maintain a minimum leverage ratio of 4% in order to be adequately capitalized. See "--Prompt Corrective Action." A savings bank is also required to maintain tangible capital in an amount at least equal to 1.5% of its adjusted total assets.

    Under OTS regulations, a savings bank with a greater than "normal" level of interest rate exposure must deduct an interest rate risk ("IRR") component in calculating its total capital for purposes of determining whether it meets its risk-based capital requirement. Interest rate exposure is measured, generally, as the decline in an institution's net portfolio value that would result from a 200 basis point increase or decrease in market interest rates (whichever would result in lower net portfolio value), divided by the estimated economic value of the savings association's assets. The interest rate risk component to be deducted from total capital is equal to one-half of the difference between an institution's measured exposure and "normal" IRR exposure (which is defined as 2%), multiplied by the estimated economic value of the institution's assets. In August 1995, the OTS indefinitely delayed implementation of its IRR regulation.


    These capital requirements are viewed as minimum standards by the OTS, and most institutions are expected to maintain capital levels well above the minimum. In addition, the OTS regulations provide that minimum capital levels higher than those provided in the regulations may be established by the OTS for individual savings associations, upon a determination that the savings association's capital is or may become inadequate in view of its circumstances. The OTS regulations provide that higher individual minimum regulatory capital requirements may be appropriate in circumstances where, among others: (1) a savings association has a high degree of exposure to interest rate risk, prepayment risk, credit risk, concentration of credit risk, certain risks arising from nontraditional activities, or similar risks or a high proportion of off-balance sheet risk; (2) a savings association is growing, either internally or through acquisitions, at such a rate that supervisory problems are presented that are not dealt with adequately by OTS regulations; and (3) a savings association may be adversely affected by the activities or condition of its holding company, affiliates, subsidiaries or other persons or savings associations with which it has significant business relationships. The Bank is not subject to any such individual minimum regulatory capital requirement.


    The Bank's tier-1 risk-based capital ratio was 10.74%, its leverage capital ratio was 5.43% and its total risk-based capital ratio was 11.99% at December 31, 1997. See "Regulatory Capital" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Resources."

    CERTAIN CONSEQUENCES OF FAILURE TO COMPLY WITH REGULATORY CAPITAL REQUIREMENTS. A savings bank's failure to maintain capital at or above the minimum capital requirements may be deemed an unsafe and unsound practice and may subject the savings bank to enforcement actions and other proceedings. Any savings bank not in compliance with all of its capital requirements is required to submit a capital plan that addresses the bank's need for additional capital and meets certain additional requirements. While the capital plan is being reviewed by the OTS, the savings bank must certify, among other things, that it will not, without the approval of its appropriate OTS Regional Director, grow beyond net interest credited or make capital distributions. If a savings bank's capital plan is not approved, the bank will become subject to additional growth and other restrictions. In addition, the OTS, through a capital directive or otherwise, may restrict the ability of a savings bank not in compliance with the capital requirements to pay dividends and compensation, and may require such a bank to take one or more of certain corrective actions, including, without limitation: (i) increasing its capital to specified levels, (ii) reducing the rate of interest that may be paid on savings accounts, (iii) limiting receipt of deposits to those made to existing accounts, (iv) ceasing issuance of new accounts of any or all classes or categories except in exchange for existing accounts, (v) ceasing or limiting the purchase of loans or the making of other specified investments, and (vi) limiting operational expenditures to specified levels.

    The HOLA permits savings banks not in compliance with the OTS capital standards to seek an exemption from certain penalties or sanctions for noncompliance. Such an exemption will be granted only if certain strict requirements are met, and must be denied under certain circumstances. If an exemption is granted by the OTS, the savings bank still may be subject to enforcement actions for other violations of law or unsafe or unsound practices or conditions.

    PROMPT CORRECTIVE ACTION. The prompt corrective action regulation of the OTS, promulgated under the Federal Deposit Insurance Corporation Improvement Act of 1991, requires certain mandatory actions and authorizes certain other discretionary actions to be taken by the OTS against a savings bank that falls within certain undercapitalized capital categories specified in the regulation.

    The regulation establishes five categories of capital classification: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Under the regulation, the ratio of total capital to risk-weighted assets, core capital to risk-weighted assets and the leverage ratio are used to determine an institution's capital classification. At December 31, 1997, the Bank met the capital requirements of a "well capitalized" institution under applicable OTS regulations.

    In general, the prompt corrective action regulation prohibits an insured depository institution from declaring any dividends, making any other capital distribution, or paying a management fee to a controlling person if, following the distribution or payment, the institution would be within any of the three undercapitalized categories. In addition, adequately capitalized institutions may accept brokered deposits only with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll-over brokered deposits.

    Institutions that are classified as undercapitalized are subject to certain mandatory supervisory actions, including: (i) increased monitoring by the appropriate federal banking agency for the institution and periodic review of the institution's efforts to restore its capital, (ii) a requirement that the institution submit a capital restoration plan acceptable to the appropriate federal banking agency and implement that plan, and that each company having control of the institution guarantee compliance with the capital restoration plan in an amount not exceeding the lesser of 5% of the institution's total assets at the time it received notice of being undercapitalized, or the amount necessary to bring the institution into compliance with applicable capital standards at the time it fails to comply with the plan, and (iii) a limitation on the institution's ability to make any acquisition, open any new branch offices, or engage in any new line of business without the prior approval of the appropriate federal banking agency for the institution or the FDIC.

    The regulation also provides that the OTS may take any of certain additional supervisory actions against an undercapitalized institution if the agency determines that such actions are necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund. These supervisory actions include: (i) requiring the institution to raise additional capital or be acquired by another institution or holding company if certain grounds exist, (ii) restricting transactions between the institution and its affiliates, (iii) restricting interest rates paid by the institution on deposits, (iv) restricting the institution's asset growth or requiring the institution to reduce its assets, (v) requiring replacement of senior executive officers and directors, (vi) requiring the institution to alter or terminate any activity deemed to pose excessive risk to the institution, (vii) prohibiting capital distributions by bank holding companies without prior approval by the Federal Reserve Board, (viii) requiring the institution to divest certain subsidiaries, or requiring the institution's holding company to divest the institution or certain affiliates of the institution, and (ix) taking any other supervisory action that the agency believes would better carry out the purposes of the prompt corrective action provisions of FDICIA.

    Institutions classified as undercapitalized that fail to submit a timely, acceptable capital restoration plan or fail to implement such a plan are subject to the same supervisory actions as significantly undercapitalized institutions. Significantly undercapitalized institutions are subject to the mandatory provisions applicable to undercapitalized institutions. The regulation also makes mandatory for significantly undercapitalized institutions certain of the supervisory actions that are discretionary for institutions classified as undercapitalized, creates a presumption in favor of certain discretionary supervisory actions, and subjects significantly undercapitalized institutions to additional restrictions, including a prohibition on paying bonuses or raises to senior executive officers without the prior written approval of the appropriate federal bank regulatory agency. In addition, significantly undercapitalized institutions may be subjected to certain of the restrictions applicable to critically undercapitalized institutions.

    The regulation requires that an institution be placed into conservatorship or receivership within 90 days after it becomes critically undercapitalized, unless the OTS, with concurrence of the FDIC, determines that other action would better achieve the purposes of the prompt corrective action provisions of FDICIA. Any such determination must be renewed every 90 days. A depository institution also must be placed into receivership if the institution continues to be critically undercapitalized on average during the fourth quarter after the institution initially became critically undercapitalized, unless the institution's federal bank regulatory agency, with concurrence of the FDIC, makes certain positive determinations with respect to the institution.

    Critically undercapitalized institutions are also subject to the restrictions generally applicable to significantly undercapitalized institutions and to a number of other severe restrictions. For example, beginning 60 days after becoming critically undercapitalized, such institutions may not pay principal or interest on subordinated debt without the prior approval of the FDIC. (However, the regulation does not prevent unpaid interest from accruing on subordinated debt under the terms of the debt instrument, to the extent otherwise permitted by law.) In addition, critically undercapitalized institutions may be prohibited from engaging in a number of activities, including entering into certain transactions or paying interest above a certain rate on new or renewed liabilities.

    If the OTS determines that an institution is in an unsafe or unsound condition, or if the institution is deemed to be engaging in an unsafe and unsound practice, the OTS may, if the institution is well capitalized, reclassify it as adequately capitalized if the institution is adequately capitalized but not well capitalized, require it to comply with restrictions applicable to undercapitalized institutions and, if the institution is undercapitalized, require it to comply with certain restrictions applicable to significantly undercapitalized institutions.

    CONSERVATORSHIP/RECEIVERSHIP. In addition to the grounds discussed under "--Prompt Corrective Action," the OTS (and, under certain circumstances, the FDIC) may appoint a conservator or receiver for a savings association if any one or more of a number of circumstances exist, including, without limitation, the following: (i) the institution's assets are less than its obligations to creditors and others, (ii) a substantial dissipation of assets or earnings due to any violation of law or any unsafe or unsound practice, (iii) an unsafe or unsound condition to transact business, (iv) a willful violation of a final cease-and-desist order, (v) the concealment of the institution's books, papers, records or assets or refusal to submit such items for inspection to any examiner or lawful agent of the appropriate federal banking agency or state bank or savings association supervisor, (vi) the institution is likely to be unable to pay its obligations or meet its depositors' demands in the normal course of business, (vii) the institution has incurred, or is likely to incur, losses that will deplete all or substantially all of its capital, and there is no reasonable prospect for the institution to become adequately capitalized without federal assistance, (viii) any violation of law or unsafe or unsound practice that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of the institution's depositors or the federal deposit insurance fund,
(ix) the institution is undercapitalized and the institution has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan, or materially fails to implement an accepted capital restoration plan, (x) the institution is critically undercapitalized or otherwise has substantially insufficient capital, or (xi) the institution is found guilty of certain criminal offenses related to money laundering.

    ENFORCEMENT POWERS. The OTS and, under certain circumstances, the FDIC, have substantial enforcement authority with respect to savings associations, including authority to bring various enforcement actions against a savings association and any of its "institution-affiliated parties" (a term defined to include, among other persons, directors, officers, employees, controlling stockholders, agents and stockholders who participate in the conduct of the affairs of the institution). This enforcement authority includes, without limitation: (i) the ability to terminate a savings association's deposit insurance,

(ii) institute cease-and-desist proceedings, (iii) bring suspension, removal, prohibition and criminal proceedings against institution-affiliated parties, and
(iv) assess substantial civil money penalties. As part of a cease-and-desist order, the agencies may require a savings association or an institution-affiliated party to take affirmative action to correct conditions resulting from that party's actions, including to make restitution or provide reimbursement, indemnification or guarantee against loss restrict the growth of the institution and rescind agreements and contracts.

    CAPITAL DISTRIBUTION REGULATION. In addition to the prompt corrective action restriction on paying dividends, OTS regulations limit certain "capital distributions" by OTS-regulated savings associations. Capital distributions currently are defined to include, in part, dividends and payments for stock repurchases and cash-out mergers.

    Under the current regulation, an association that meets its fully phased-in capital requirements both before and after a proposed distribution and has not been notified by the OTS that it is in need of more than normal supervision (a "Tier 1 association") may, after prior notice to but without the approval of the OTS, make capital distributions during a calendar year up to the higher of: (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four-quarter period. A Tier 1 association may make capital distributions in excess of the above amount if it gives notice to the OTS and the OTS does not object to the distribution. A savings association that meets its regulatory capital requirements both before and after a proposed distribution but does not meet its fully phased-in capital requirement (a "Tier 2 association") is authorized, after prior notice to the OTS but without OTS approval, to make capital distributions in an amount up to 75% of its net income over the most recent four-quarter period, taking into account all prior distributions during the same period. Any distribution in excess of this amount must be approved in advance by the OTS. A savings association that does not meet its current regulatory capital requirements (a "Tier 3 association") cannot make any capital distribution without prior approval from the OTS, unless the capital distribution is consistent with the terms of a capital plan approved by the OTS.

    At December 31, 1997, the Bank qualified as a Tier 1 association for purposes of the capital distribution rule. The OTS may prohibit a proposed capital distribution that would otherwise be permitted if the OTS determines that the distribution would constitute an unsafe or unsound practice. The requirements of the capital distribution regulation supersede less stringent capital distribution restrictions in earlier agreements or conditions.

    The OTS has proposed to amend its capital distribution regulation to bring such regulations into greater conformity with the other bank regulatory agencies. Under the proposed regulation, certain savings associations would not be required to file with the OTS. Specifically, savings associations that remain at least adequately capitalized following a capital distribution, under the proposed regulation, would not be subject to any requirement for notice or application unless the total amount of all capital distributions, including any proposed capital distribution, for the applicable calendar year would exceed an amount equal to the savings association's net income for that year to date plus the savings association's retained net income for the preceding two years.

    QUALIFIED THRIFT LENDER TEST. In general, savings associations are required to maintain at least 65% of their portfolio assets in certain qualified thrift investments (which consist primarily of loans and other investments related to residential real estate and certain other assets). A savings association that fails the qualified thrift lender test is subject to substantial restrictions on activities and to other significant penalties.


    Recent legislation permits a savings association to qualify as a qualified thrift lender not only by maintaining 65% of portfolio assets in qualified thrift investments (the "QTL test") but also, in the alternative, by qualifying under the Code as a "domestic building and loan association." The Bank is a domestic building and loan association as defined in the Code.

    Recent legislation also expands the QTL test to provide savings associations with greater authority to lend and diversify their portfolios. In particular, credit card and educational loans may now be made by savings associations without regard to any percentage-of-assets limit, and commercial loans may be made in an amount up to 10 percent of total assets, plus an additional 10 percent for small business loans. Loans for personal, family and household purposes (other than credit card, small business and educational loans) are now included without limit with other assets that, in the aggregate, may account for up to 20% of total assets. At December 31, 1997, under the expanded QTL test, approximately 82.3% of the Bank's portfolio assets were qualified thrift investments.

    FDIC ASSESSMENTS. The deposits of the Bank are insured to the maximum extent permitted by the SAIF, which is administered by the FDIC, and are backed by the full faith and credit of the U.S. Government. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the OTS an opportunity to take such action.


    Under FDIC regulations, institutions are assigned to one of three capital groups for insurance premium purposes--"well capitalized," "adequately capitalized" and undercapitalized"--which are defined in the same manner as the regulations establishing the prompt corrective action system, as discussed above. These three groups are then divided into subgroups which are based on supervisory evaluations by the institution's primary federal regulator, resulting in nine assessment classifications. Effective January 1, 1997, assessment rates for both SAIF-insured institutions and BIF-insured institutions ranged from 0% of insured deposits for well-capitalized institutions with minor supervisory concerns to .27% of insured deposits for undercapitalized institutions with substantial supervisory concerns. In addition, an addition assessment of 6.28 basis points and 1.3 basis points is added to the regular SAIF-assessment and the regular BIF-assessment, respectively, until December 31, 1999 in order to cover Financing Corporation debt service payments.



    Both the SAIF and the BIF are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The BIF has achieved the required reserve ratio, and as a result, the FDIC reduced the average deposit insurance premium paid by BIF-insured banks to a level substantially below the average premium previously paid by savings institutions. Banking legislation was enacted on September 30, 1996 to eliminate the premium differential between SAIF-insured institutions and BIF-insured institutions. The legislation provided that all insured depository institutions with SAIF-assessable deposits as of March 31, 1995 pay a special one-time assessment to recapitalize the SAIF. Pursuant to this legislation, the FDIC promulgated a rule that established the special assessment necessary to recapitalize the SAIF at 65.7 basis points of SAIF-assessable deposits held by affected institutions as of March 31, 1995. However, as a result of the Bank's financial condition, the Bank made application to the FDIC for an exemption from this one-time special assessment, which exemption was approved on October 5, 1996. As a result, the Bank was exempt from paying the special one-time assessment (which would have amounted to $9.0 million). Instead, the Bank has paid subsequent assessments at the assessment rate schedule in effect as of June 30, 1995. In connection with the Offering, the Company intends to pay the FDIC the amount due under the special assessment, which will amount to $4.5 million ($2.7 million net of applicable tax benefits) as of June 30, 1998, the next available payment date. Such payment will reduce its assessment rate from 35.28 basis points to 9.28 basis points of insured deposits (which includes in each case the Financing Corporation debt service payments of 6.28 basis points). Based on deposits of $1.3 billion at December 31, 1997, management estimates that the reduction in assessment rates will amount to approximately $3.3 million on an annualized basis.


    The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. There are no pending proceedings to terminate the deposit insurance of the Bank.

    THRIFT CHARTER. Congress has been considering legislation in various forms that would require federal thrifts, such as the Bank, to convert their charters to national or state bank charters. Recent legislation required the Treasury Department to prepare for Congress a comprehensive study on development of a common charter for federal savings associations and commercial banks and, in the event that the thrift charter was eliminated by January 1, 1999, would require the merger of the BIF and the SAIF into a single Deposit Insurance Fund on that date. The Company cannot determine whether, or in what form, such legislation may eventually be enacted and there can be no assurance that any legislation that is enacted would contain adequate grandfather rights for the Company and the Bank.


    COMMUNITY REINVESTMENT ACT AND THE FAIR LENDING LAWS. Savings institutions have a responsibility under the CRA, and related regulations of the OTS, to help meet the credit needs of their communities, including low-and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act (together, the "Fair Lending Laws") prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of CRA could, at a minimum, result in regulatory restrictions on its activities, and failure to comply with the Fair Lending Laws could result in enforcement actions by the OTS, as well as other federal regulatory agencies and the Department of Justice.


    NEW SAFETY AND SOUNDNESS GUIDELINES. The OTS and the other federal banking agencies have established guidelines for safety and soundness, addressing operational and managerial, as well as compensation matters for insured financial institutions. Institutions failing to meet these standards are required to submit compliance plans to their appropriate federal regulators. The OTS and the other agencies have also established guidelines regarding asset quality and earnings standards for insured institutions.

    CHANGE OF CONTROL. Subject to certain limited exceptions, no company can acquire control of a savings association without the prior approval of the OTS, and no individual may acquire control of a savings association if the OTS objects. Any company that acquires control of a savings association becomes a savings and loan holding company subject to extensive registration, examination and regulation by the OTS. Conclusive control exists, among other ways, when an acquiring party acquires more than 25% of any class of voting stock of a savings association or savings and loan holding company, or controls in any manner the election of a majority of the directors of the company. In addition, a rebuttable presumption of control exists if, among other things, a person acquires more than 10% of any class of a savings association or savings and loan holding company's voting stock (or 25% of any class of stock) and, in either case, any of certain additional control factors exist.

    Under recent legislation, companies subject to the Bank Holding Company Act of 1956, as amended, that acquire or own savings associations are no longer defined as savings and loan holding companies under the HOLA and, therefore, are not generally subject to supervision and regulation by the OTS. OTS approval is no longer required for a bank holding company to acquire control of a savings association, although the OTS has a consultative role with the FRB in examination, enforcement and acquisition matters.

                                    TAXATION

    FEDERAL TAXATION. The Company is subject to those rules of federal income taxation generally applicable to corporations under the Code. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to the Company and the Bank.


    The Company reports its earnings on a consolidated basis with the Bank and is subject to federal income taxation in the same general manner as other corporations with some exceptions discussed below. The Bank has entered into an agreement with the Company whereby the Bank computes and pays taxes based upon the Bank's tax position assuming that a separate tax return was filed. However, while the senior notes issued by the Company in connection with the 1995 recapitalization remain outstanding, Company's payment to the Bank is limited to the amount of consolidated taxes. The Company intends to prepay the $10.0 million of senior notes (plus accrued interest) in connection with the Offering. See "Use of Proceeds," "Capitalization" and "The Stockholders' Agreement."


    METHOD OF ACCOUNTING. For federal income tax purposes, the Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its consolidated federal income tax returns.

    BAD DEBT RESERVES. The Small Business Job Protection Act of 1996 (the "1996 Act") eliminated the use of the reserve method of accounting for bad debt reserves by savings institutions, effective for taxable years beginning after 1995 and provided for recapture of a portion of the reserves existing at the close of the last taxable year beginning before January 1, 1996 for institutions such as the Bank. Prior to the 1996 Act, the Bank was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at the Bank's taxable income. For the tax year 1995, the Bank had a bad debt deduction of $73 million.

    As a further result of the 1996 Act, the Bank must use the specific chargeoff method in computing its bad debt deduction beginning with its 1996 Federal tax return. Under this method, deductions may be claimed only and to the extent that loans become wholly or partially worthless.

    MINIMUM TAX. The Code imposes an alternative minimum tax ("AMT") at a rate of 20% on a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI"). The AMT is payable to the extent such AMTI is in excess of an exemption amount. Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. As of December 31, 1997, the Bank had an alternative minimum tax credit carryforward of approximately $1.4 million.

    NET OPERATING LOSS CARRYFORWARDS. The Code allows net operating losses ("NOLs") for tax years beginning before August 5, 1997 to be carried back and deducted from taxable income for the two preceding taxable years and carried forward and deducted from taxable income for the 20 succeeding taxable years. The Company has federal tax NOLs of approximately $151.5 million at December 31, 1997.


    IMPACT OF OWNERSHIP CHANGE ON USE OF NET OPERATING LOSS
CARRYFORWARDS. Section 382 of the Code imposes a limitation on the use of NOLs if there has been an "ownership change." In general, an ownership change occurs if immediately after any "owner shift involving a 5% stockholder," the percentage of the stock of the corporation owned by one or more 5% stockholders has increased by more than 50% over the lowest percentage of stock of the corporation owned by such stockholders at any time during the testing period. An "owner shift involving a 5% stockholder" is defined as any change in the stock ownership of the corporation that affects the percentage of stock in the corporation owned by any person who is a 5% stockholder before or after the change. A 5% stockholder is any person (or group) holding 5% or more of the corporation's stock at any time during the test period. It does not matter whether that stockholder is a 5% stockholder before the change or after. As a general rule, the ownership of owners of less than 5% is aggregated and treated as the ownership percentage of a single 5% stockholder. The testing period for an ownership change is the three-year period ending on the day of the owner shift.



    Under Section 382 of the Code, if an ownership change of a corporation with NOLs occurs, the amount of the taxable income for a post-change year that may be offset by the NOLs arising before the ownership change is limited by an amount known as the Section 382 limitation. The annual Section 382 limitation for any post-change year is an amount equal to the value of the corporation multiplied by the long-term tax-exempt rate that applies with respect to the ownership change. The annual Section 382 limitation may be increased, however, in a succeeding year by the amount of the limitation for the previous year that was not used.



    The 1992 recapitalization resulted in the 1992 Ownership Change. The 1992 Ownership Change resulted in an annual Section 382 limitation on the Company's ability to utilize its NOLs in any one year of approximately $7.7 million. That annual limitation has increased due to unused limitations from previous years, and amounts to approximately $38.7 million as of the beginning of 1998. There are $43.3 million of pre-change losses carried over to 1998 that are subject to this limitation (the "1992 limited NOLs").



    It is anticipated that the Offering will result in the 1998 Ownership Change. The actual annual Section 382 limitation from the 1998 Ownership Change will equal the sum of (i) the fair market value of the stock of the Company immediately before the Offering and (ii) the fair market value of the Company's and the Bank's goodwill claim with respect to the Goodwill Litigation (as defined and described under "Agreement With Respect to the Potential Goodwill Lawsuit Recovery"), multiplied by the applicable long-term tax-exempt rate. For illustration purposes only, the annual Section 382 limitation from the 1998 Ownership Change is estimated to be approximately $21.5 million. The assumed annual Section 382 limitation resulting from the 1998 Ownership Change is based on the sum of the (i) fair market value of the stock of the Company immediately before the Offering (valued at an assumed initial public offering price of $14.00 per share) and (ii) the unamortized balance of the Company's and the Bank's goodwill with respect to the Goodwill Litigation as of December 31, 1989 (which amounted to $261.3 million as of such date and which in no way reflects all of the claims which may be asserted by the Plaintiffs in the Goodwill Litigation or any of the theories as to damages which may be asserted in connection with the Goodwill Litigation), multiplied by 5.05%, the applicable federal long-term tax-exempt rate for ownership changes occurring in May 1998 (used for illustration purposes only). The actual annual Section 382 limitation from the 1998 Ownership Change may be higher or lower than the $21.5 million estimated, due to a change in the initial public offering price or an increase or decrease in the value of the Company's and the Bank's goodwill claim with respect to the Goodwill Litigation. All $151.5 million of the NOLs carried over to 1998 (including the $43.3 million that are 1992 limited NOLs), plus any NOLs for 1998 that are attributable to the period before the 1998 Ownership Change, are subject to this limitation. Furthermore, the Section 382 limitation from the 1998 Ownership Change would be significantly lower than estimated if the Rights were considered other than as stock in the Company. See "Treatment of Rights" below. Consequently, the 1992 Ownership Change in combination with the 1998 Ownership Change could result in the Company being unable to fully utilize its NOLs in future years. Such inability of the Company to utilize such tax benefits could have a material adverse effect on the net income and prospects of the Company.



    TREATMENT OF RIGHTS. KPMG Peat Marwick LLP has issued an opinion to the Company and the Bank to the effect that, for federal income tax purposes, the Rights evidenced by the terms of the Shareholder Rights Agreement should be treated as stock of the Company for purposes of Sections 382(e), 311(a) and 305(a) of the Code. Thus, the Company should recognize no gain or loss on the distribution of the Rights to the Selling Stockholders with respect to their ownership of Company Common Stock. In addition, the Bank should not recognize gain or loss on the Company's distribution of the Rights to the Selling Stockholders. Finally, if the Offering results in an ownership change of the Company within the meaning of Section 382(g) of the Code, the amount of value taken into account for purposes of determining the annual Section 382 limitation should include the value of the Rights. Despite the Company's receipt of the foregoing opinion from KPMG Peat Marwick LLP, such opinion is not binding on the IRS and no assurance can be made that the IRS will treat the Shareholder Rights Agreement as stock of the Company for federal income tax purposes. If the Shareholder Rights Agreement is treated other than as stock in the Company (i.e., debt of the Company), the value of the Shareholder Rights Agreement would reduce the value of the Company's stock, and, correspondingly, the amount of the
Section 382 Limitation with respect to the 1998 Ownership Change. Such a reduction in the amount of the Section 382 Limitation would significantly impair the ability of the Bank to use its NOLs existing at the time of the 1998 Ownership Change. Whether the Shareholder Rights Agreement will be treated as equity for federal income tax purposes depends on the totality of the facts and circumstances, including the intent of the parties to the Shareholder Rights Agreement, the extent to which the Shareholder Rights Agreement will obligate the Company to pay the Selling Stockholders a portion of the Litigation Recovery and the position that the Shareholder Rights Agreement will give the Selling Stockholders in relation to the Company's creditors and stockholders existing on and after the execution of the Shareholder Rights Agreement. See "Agreement With Respect to Potential Goodwill Lawsuit Recovery."



    STATE TAXATION. The California franchise tax rate applicable to the Bank equals the franchise tax rate applicable to corporations generally plus an "in lieu" rate approximately equal to personal property taxes and business license taxes paid by such corporation (but generally not paid by banks or financial corporations such as the Bank); however, the total rate cannot exceed 10.84%. Under California regulations, bad debt deductions are available in computing California franchise taxes using a three or six year weighted average loss experience method. The Bank had no state tax NOLs at December 31, 1997.

                                   MANAGEMENT

MANAGEMENT OF THE COMPANY


    The Company's Board of Directors is comprised of three individuals, each of whom is elected annually. Upon consummation of the Offering, the Board of Directors of the Company will be expanded to seven persons and the Board will be divided into three classes, each of which will contain approximately one-third of the Board. Six of the directors have been elected by the Selling Stockholders of the Company for staggered three year terms, or until their successors are elected and qualified, subject to consummation of the Offering, and are expected to be seated at such time. The Board of Directors expects to fill the one vacancy created by the increase in the size of the Board of Directors to seven members following the Offering. Except with respect to certain agreements set forth in the Stockholders' Agreement between the Company and the Selling Stockholders, whose representatives sit on the Board of Directors of the Company and the Bank, there are no arrangements or understandings between the Company and the members of the Board of Directors with respect to their election as directors. See "The Stockholders' Agreement." The names and biographical information of each of the Company's directors are set forth under "--Management of the Bank."


    The following table sets forth certain information regarding the Board of Directors of the Company upon consummation of the Offering.

NAME                                                                         AGE(1)      DIRECTOR SINCE(2)    TERM EXPIRES
-------------------------------------------------------------------------  -----------  -------------------  ---------------
Rudolf P. Guenzel........................................................          57             1998               2001
Henry Peters.............................................................          56             1995               2001
Gerard Jervis............................................................          49             1995               2000
Robert W. MacDonald......................................................          50             1998               2000
John F. Davis............................................................          50             1998               1999
J. Michael Holmes........................................................          51             1998               2001

------------------------

(1) As of December 31, 1997.

(2) See "--Management of the Bank" for the dates of service of certain directors on the Bank's Board of Directors.

    The following individuals are executive officers of the Company and hold the offices set forth below opposite their names.

EXECUTIVE                                                                POSITION HELD WITH COMPANY
--------------------------------------------------------  --------------------------------------------------------
Rudolf J. Guenzel.......................................  President and Chief Executive Officer

J. Michael Holmes.......................................  Executive Vice President, Chief Financial Officer and
                                                          Secretary

William W. Flader.......................................  Executive Vice President

    The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors.

    Information concerning the principal occupations, employment and compensation of the current directors, those persons who will be seated as directors upon consummation of the Offering and officers of the Company during the past five years is set forth under "--Management of the Bank" and "--Executive Officers Who Are Not Directors." Upon consummation of the Offering, directors of the Company who are not executive officers will receive $1,000 and $500 for attendance at each meeting of the Board of Directors and each Committee meeting, respectively. The Board of Directors has an Audit Committee which, upon consummation of the Offering, will be comprised of Messrs. Peters, Jervis, MacDonald and Davis. The Audit Committee monitors the Company's internal operations and audit functions. The Board of Directors also has established a Compensation Committee which, upon consummation of the Offering, will be comprised of Messrs. Jervis, MacDonald and Davis. The Compensation Committee addresses the compensation of the Company's and the Bank's senior executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of the Compensation Committee was at any time during the fiscal year ended December 31, 1997, or at any other time, an officer or employee of the Company.

MANAGEMENT OF THE BANK


    The following table sets forth certain information regarding the Board of Directors of the Bank. The Bank's Board of Directors is currently comprised of six individuals. Upon consummation of the Offering, the Board of Directors of the Bank will be expanded to seven persons. Six of the directors have been elected by the Company for staggered three year terms, or until their successors are elected and qualified, subject to consummation of the Offering, and are expected to be seated at such time. The Board of Directors expects to fill the one vacancy created by the increase in the size of the Board of Directors to seven members following the Offering.


                                                                    POSITIONS HELD WITH               DIRECTOR       TERM
NAME                                          AGE(1)                      THE BANK                      SINCE       EXPIRES
------------------------------------------  -----------  ------------------------------------------  -----------  -----------

Rudolf P. Guenzel.........................          57   President, Chief Executive Officer and            1995         2001
                                                         Director

Henry Peters..............................          56   Chairman of the Board, Director                   1995         2001

Gerard Jervis.............................          49   Director                                          1995         2000

Robert W. MacDonald.......................          50   Director                                          1992         2000

J. Michael Holmes.........................          51   Executive Vice President, Chief Financial         1998         2001
                                                         Officer, and Director

John F. Davis.............................          50   Director                                          1998         1999

------------------------

(1) As of December 31, 1997.

    Set forth below is information with respect to the principal occupations during at least the last five years for the directors of the Company and the Bank.

    RUDOLF P. GUENZEL. Mr. Guenzel has served as President of the Company since March 1995, as its Chief Executive Officer and a Director since 1998 and President, Chief Executive Officer and Director of the Bank since March 1995. Mr. Guenzel has over 35 years of banking experience in which he has worked in various disciplines. Mr. Guenzel began his banking career in 1963 in the management training program of Chemical Bank, where he worked in various capacities including Assistant Controller, prior to his departure in 1971. From 1971 through 1989, Mr. Guenzel was employed by European American Bank, starting as head of the Credit Division and working in problem loan resolutions and eventually as the head of the Bank's Operations and Systems Division. In 1991, Mr. Guenzel was hired as President and Chief Executive Officer of BancFlorida and its wholly-owned subsidiary, Banc Florida, FSB. Mr. Guenzel was hired when the company was experiencing serious financial difficulties associated with high non-performing assets attributable to the national recession and local economic conditions. Mr. Guenzel directed the Company's attention to problem asset resolution and returned BancFlorida Financial to profitability by increasing the volume of commercial and consumer loans and the amount of transaction accounts and substantially reducing operating expenses. Mr. Guenzel served as Chief Executive Officer through BancFlorida's merger with First Union Corp. Following the BancFlorida acquisition, Mr. Guenzel worked as a consultant in the area of bank profitability analysis until being approached by the Company.

    HENRY PETERS. Mr. Peters has been a Director of the Company and the Bank since 1995. Mr. Peters has served as a trustee of the Bishop Estate, a Selling Stockholder, since 1984. In addition, he is chairman of the board of the Bishop Estate's property and investment management subsidiary, Royal Hawaiian Shopping Center, Inc. From 1978 through 1984, Mr. Peters served as Industrial Division Manager of Dura Constructors, a construction firm located in Honolulu, Hawaii. From 1974 through 1994, Mr. Peters served as a Representative to the House of Representatives of the State of Hawaii and from 1981 through 1986, Mr. Peters served as Speaker of the House.


    GERARD JERVIS. Mr. Jervis has been a Director of the Company and the Bank since 1995. Mr. Jervis has served as a trustee of the Bishop Estate, a Selling Stockholder, since 1994. From 1986 through 1994, Mr. Jervis was partner in the law firm of Jervis, Winer & Meheula located in Kailua, Hawaii.


    ROBERT W. MACDONALD. Mr. MacDonald has been elected as a Director of the Company to be seated upon consummation of the Offering and has been a Director of the Bank since 1992. Mr. MacDonald is Managing Director of William E. Simon & Sons, a merchant banking firm, where he has been employed since 1991. William E. Simon & Sons has an indirect ownership in the Company through Arbur, Inc. Mr. MacDonald was with Salomon Brothers between 1971 and 1979 where he eventually headed the tax-exempt mortgage-backed financing group. In 1980 he left Salomon Brothers to start a financial advisory firm and Catalyst Energy Corporation, a leading developer of independent power facilities. The company went public in 1984 and was sold to an investor group in 1988. Between 1988 and 1991, Mr. MacDonald co-founded a merchant banking corporation, East Rock Partners, which invested in alternative energy projects.


    J. MICHAEL HOLMES. Mr. Holmes has served as Executive Vice President and Chief Financial Officer of the Bank since March 1995 and as a Director of the Bank since 1998. Mr. Holmes also serves as Executive Vice President, Chief Financial Officer and Secretary of the Company and has been elected as a Director of the Company to be seated upon consummation of the Offering. Mr. Holmes has experience in various phases of a financial institution's operations, including asset and liability management, investments, human resources and operations. Mr. Holmes joined BancFlorida, FSB in 1974 as Controller and served in various capacities, culminating as Executive Vice President and Chief Financial Officer in 1985, a position he held through the company's merger with First Union Corp. in August 1994. Mr. Holmes also served as Secretary, Treasurer and Chief Financial Officer of BancFlorida between 1985 and August 1994.


    JOHN F. DAVIS. Mr. Davis, a director of PPCCP, has been elected as a Director of the Company to be seated upon consummation of the Offering, and has been a Director of the Bank since 1998. Mr. Davis is an attorney who specializes in federal and state depository institution law and regulation. Mr. Davis is also currently a director of First Charter Bank, N.A., Beverly Hills, California. Mr. Davis has served as a legal consultant for two local financial institutions since 1993 and 1995, respectively, during which he was actively involved in troubled real estate work-outs, foreclosed real estate disposition and related litigation and, with one of such institutions, a reorganization and recapitalization. During 1991 and 1992, Mr. Davis served as Of Counsel to Griffinger, Freed, Heinemann, Cook & Foreman, San Francisco, California.

SENIOR EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

    Set forth below is information with respect to the principal occupations during the last five years for the three executive officers who are not directors of the Company or the Bank.

    WILLIAM W. FLADER. Mr. Flader has served as Executive Vice President of Retail Banking for the Bank since March 1995. Before joining the Bank, Mr. Flader was employed by Banc Florida, FSB from October 1980 to August 1994 in various capacities. Mr. Flader served as Senior Vice President of Retail Banking for BancFlorida from December 1989 to August 1994. Mr. Flader has worked in banking for over 20 years and at BancFlorida managed 46 branches. In addition, Mr. Flader, who is a registered securities and insurance representative, was responsible for the sale of various types of securities and insurance products. Mr. Flader also has experience with alternative delivery banking services such as ATMs.

    DOREEN J. BLAUSCHILD. Ms. Blauschild came to the Bank as Associate Counsel in 1988 and was promoted to Vice President, General Counsel in 1989. In 1991, Ms. Blauschild was promoted to Senior Vice President, General Counsel. Ms. Blauschild also has served as the Bank's Secretary since 1989.

    RICHARD I. NIEDLING. Mr. Niedling has served as the Bank's Senior Vice President and Senior Credit Officer since January 1998. Mr. Niedling's responsibilities include loan underwriting and approval, and SBA and accounts receivable lending. He joined the Bank in December 1995 as Vice President and Senior Credit Officer. Before joining the Bank, Mr. Niedling was employed by First Interstate Bank from 1983 through 1995. Mr. Niedling worked in various capacities for First Interstate Bank including credit and branch administration and worked with several of First Interstate's affiliated banks located in Arizona, Wyoming and New Mexico. From 1980 through 1983, Mr. Niedling served as Vice President and Manager of Commercial Loans and Leasing with The Boatmen's National Bank of St. Louis. From 1978 through 1980, Mr. Niedling was employed as a Senior Account Officer handling accounts receivable and inventory financing at Citicorp in St. Louis, Missouri.

    WILLIAM G. CARROLL. Mr. Carroll has served as Senior Vice President in charge of Corporate Financial Services (including branch operations and commercial lending) since January 1998. He joined the Bank in March 1997 as Vice President with the same responsibilities. Prior to joining the Bank, Mr. Carroll served as Vice President of Preferred Bank in Los Angeles, California, from September, 1996 through February 1997. From 1991 through 1996, Mr. Carroll served as Regional Vice President of Metrobank/Comerica and from 1982 through 1991, Mr. Carroll was employed as Senior Vice President in the commercial banking division at California Federal Bank.

SUMMARY COMPENSATION TABLE

    The following table includes individual compensation information with respect to the Chief Executive Officer of the Company and the other five most highly compensated officers of the Company and the Bank whose total compensation exceeded $100,000 for services rendered in all capacities during the fiscal year ended December 31, 1997.


                                                                                     LONG-TERM       ALL OTHER
                                                                                   COMPENSATION    COMPENSATION
NAME AND PRINCIPLE POSITION                               SALARY(1)     BONUS         AWARDS            (2)
--------------------------------------------------------  ----------  ----------  ---------------  -------------

Rudolf P. Guenzel.......................................  $  325,000  $  243,750(3)          N/A     $   3,200
  Director, President and Chief
  Executive Officer of the Company
  and the Bank

J. Michael Holmes.......................................     200,000     150,000(3)          N/A         4,750
  Director, Executive Vice President
  and Chief Financial Officer of the
  Company and the Bank

William W. Flader.......................................     170,000     127,500(3)          N/A         4,750
  Executive Vice President
  of the Company and the Bank

Doreen J. Blauschild....................................     150,000       5,000           N/A           3,076
  Senior Vice President and General
  Counsel of the Bank

Richard I. Niedling.....................................     106,104      12,000           N/A           3,579
  Senior Vice President and Senior Credit Officer of the
  Bank


------------------------

(1) Does not include amounts attributable to miscellaneous benefits received by the named officers. The costs to the Company of providing such benefits to the named officers during the year ended December 31, 1997 did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported.

(2) Represents the employers' contribution on behalf of the employee to the 401(k) Plan. See "Benefit Plans."

(3) Amounts were accrued in 1997 and paid in 1998.

EMPLOYMENT AGREEMENTS


    ORIGINAL EMPLOYMENT AGREEMENTS AND ESTABLISHMENT OF GRANTOR TRUST. In connection with the 1995 recapitalization of the Bank and in order to induce Messrs. Guenzel, Holmes and Flader (individually, the "Executive" and collectively, the "Executives") to work for the Bank and develop and implement the Bank's new business plan, the Bank and the Executives orally agreed to employment and compensation terms in March 1995, which terms were subsequently embodied in the Original Employment Agreements. The term of each of the Original Employment Agreements was for three years for each of the Executives. In addition to a base salary, the Executives are entitled to receive an annual bonus based upon the net earnings of the Bank. In the event that the Company or the Bank is a party to a "Capital Transaction," which is defined to include, among other things, the sale of more than 50% of the outstanding voting securities of the Company or the Bank, the Executives are also eligible to receive a long-term bonus based on the gross sales proceeds received pursuant to such a transaction. The Original Employment Agreements further provide that if the Company becomes publicly traded, the Board of Directors will provide the Executives with a replacement plan or arrangement to provide the Executives with a compensation arrangement similar to the long-term bonus arrangements set forth in such Original Employment Agreements. The parties to the Original Employment Agreements have agreed that the long-term bonuses for the purposes of such Original Employment Agreements will range from 3.5% (4.5% in the case of Mr. Guenzel) of the amount by which the product of the weighted average number of shares of the Company outstanding immediately prior to the Offering and the initial public offering price exceeds between $73.0 million and $138.0 million and 5% (6% in the case of Mr. Guenzel) of the amount by which gross sales proceeds exceed $138.0 million.



    Based upon the formula set forth above and an assumed initial public offering price of $14.00, the Executives would be entitled to receive payments amounting to $4.5 million, $3.6 million and $3.6 million for each of Messrs. Guenzel, Holmes and Flader, respectively. Each of the Executives has elected to receive 50% of the amounts which would be due to them upon the consummation of the Offering in cash. The balance of the amount which would be due to the Executives upon consummation of the Offering will be contributed to a Deferred Compensation Plan ("Plan") for key executives. The Company has established the Plan in connection with the Offering and designated the Executives as participants thereunder. Pursuant to such Plan, the Executives have each elected to contribute the balance which would be due to them to a grantor trust which has been established by the Company pursuant to the Plan. The Company intends to fund the grantor trust with the balance of the amounts which would be due to the Executives in connection with the Offering, and it is anticipated that the grantor trust would purchase Common Stock in the Offering for the benefit of each of the Executives. Under the grantor trust, the shares would not to be distributed to the Executives for a period of three years from the formation of the grantor trust, unless the Executives die or retire. After the expiration of such three-year period, the Executives would be entitled to receive one-third of the shares in the grantor trust, and an additional one-third of the shares held in such grantor trust at the expiration of the fourth and fifth years. As a result of the foregoing, based on an assumed initial public offering price of $14.00, it is anticipated that such grantor trust would purchase 159,136 shares, 126,810 shares and 126,810 shares of Common Stock in the Offering on behalf of Messrs. Guenzel, Holmes and Flader, respectively.



    Both the cash payments to be made to the Executives and the amounts to be contributed to the grantor trust on behalf of the Executives will be reflected as a one-time expense which will be recognized by the Company upon consummation of the Offering. Such expense will amount to $6.8 million on an after-tax basis. See "Use of Proceeds." For tax purposes, the cash payments to be made to the Executives will be taxable as ordinary income by the Executives and tax deductible by the Company as compensation expense. The amount to be contributed to the grantor trust on behalf of the Executives will not be taxable to the Executives or deductible by the Company until the shares of Common Stock purchased by the grantor trust are distributed to the Executives.


    The Original Employment Agreements with each of the Executives will terminate upon consummation of the Offering, and each of the Executives will enter into new employment agreements with the Company and the Bank. See "--New Employment Agreements."

    In April 1995, the Bank entered into an employment agreement with Doreen J. Blauschild. In the event the Bank terminates Ms. Blauschild's employment without cause or following her resignation due to an unauthorized reduction in compensation, the employment agreement provides that Ms. Blauschild shall be entitled to certain benefits including (i) four months base salary and payment of accrued and unpaid vacation, (ii) a $25,000 lump sum payment, (iii) continued coverage under the Bank's group health, dental, life and disability plans for a period of six months from termination or until Ms. Blauschild becomes eligible for comparable group benefit coverages, whichever is earlier, and (iv) continued benefit of the Company's indemnification obligations and director and officer insurance policy. In addition, Ms. Blauschild is also entitled to a payment equal to 0.25% of the amount by which any net recovery (i.e., gross amount less attorneys' fees incurred by the Bank) by and payable to the Bank relating to the Goodwill Litigation, whether by judgment or settlement, exceeds $150.0 million. The employment agreement generally defines "cause" as termination because of personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order or material breach of any provision of the employment agreement. See "Agreement with Respect to Potential Goodwill Lawsuit Recovery."



    NEW EMPLOYMENT AGREEMENTS. The Company and the Bank (the "Employers") intend to enter into new employment agreements with the Executives in connection with the Offering. The Employers have agreed to employ the executives for a term of three years, in each case in their current respective positions. The agreements with the Executives will be initially at their current salary levels, which amount to $325,000, $200,000 and $170,000 for Messrs. Guenzel, Holmes and Flader, respectively. The Executives' compensation and expenses shall be paid by the Company and the Bank in the same proportion as the time and services actually expended by the Executives on behalf of each respective Employer. The employment agreements will be reviewed annually and, prior to the second annual anniversary of such agreements and each annual anniversary thereafter, the Boards of the Employers will determine whether to extend the term of such agreements. Under the agreements, the term of the executives' employment agreements may be extended after the second anniversary of the agreement, for additional one-year periods upon the approval of the Employers' Boards of Directors, unless either party elects, not less than 30 days prior to the annual anniversary date, not to extend the employment term.



    Each of the employment agreements shall be terminable with or without cause by the Employers. The executives shall have no right to compensation or other benefits pursuant to the employment agreements for any period after voluntary termination or termination by the Employers for cause, disability or retirement. The agreements provide for certain benefits in the event of the Executive's death. In the event that (i) the Executive terminates his or her employment because of failure to comply with any material provision of the employment agreement or the Employers change the executive's title or duties or (ii) the employment agreement is terminated by the Employers other than for cause, disability, retirement or death or by the executive as a result of certain adverse actions which are taken with respect to the executive's employment following a change in control of the Company, as defined, the Executives will be entitled to a cash severance amount equal to the Executive's base salary in effect prior to the date of termination multiplied by the number of years or fraction thereof remaining in the term of the agreement at the date of termination up to a maximum of two years. In the event that the Company was required to make cash severance payments to the Executives because of the occurrence of any of the aforementioned circumstances, Messrs. Guenzel, Holmes and Flader would be entitled to receive $650,000, $400,000 and $340,000, respectively.


    The employment agreements with the Executives shall provide that, in the event that any of the payments to be made thereunder or otherwise upon termination of employment are deemed to constitute "excess parachute payments" within the meaning of Section 280G of the Code, then such payments and benefits received thereunder shall be reduced by the amount which is the minimum necessary to result in the payments not exceeding three times the recipient's average annual compensation from the employer which was includable in the recipient's gross income during the most recent five taxable years. Recipients of excess parachute payments are subject to a 20% excise tax on the amount by which such payments exceed the base amount, in addition to regular income taxes, and payments in excess of the base amount are not deductible by the employer as compensation expense for federal income tax purposes.


    A change in control is generally defined in the employment agreements to include any change in control of the Company required to be reported under the federal securities laws, as well as (i) the acquisition by any person of 25% or more of the Company's outstanding voting securities and (ii) a change in a majority of the directors of the Company during any three-year period without the approval of at least two-thirds of the persons who were directors of the Company at the beginning of such period. The employment agreements provide that any additional purchase of Common Stock by the Bishop Estate or BIL Securities shall not be deemed to constitute a change of control for purposes of such agreements.


    Although the above-described employment agreements could increase the cost of any acquisition of control of the Company, management of the Company does not believe that the terms thereof would have a significant anti-takeover effect. The Company and/or the Bank may determine to enter into similar employment agreements with other officers in the future.

BENEFIT PLANS

    SAVINGS PLUS PLAN. The Bank maintains a 401(k) profit sharing plan (the "Savings Plus Plan"). The Savings Plus Plan is designed to promote the future economic welfare of the employees of the Bank and to encourage employee savings. Employee deferrals of salary and employer contributions made under the Savings Plus Plan, together with the income thereon, are accumulated in individual accounts maintained in trust on behalf of the employee participants, and is made available to the employee participants upon retirement and under certain other circumstances as provided in the Savings Plus Plan. Since employee deferrals of salary and employer contributions made under the Saving Plus Plan are made on a tax deferred basis, employee participants are able to enjoy significant income tax savings by participating in the Savings Plus Plan. Employees are also permitted to direct the investment of their accounts among six separate funds, including various fixed income and equity investment funds.

    An employee of the Bank becomes eligible to participate in the Savings Plus Plan on the entry date (January 1, April 1, July 1 or October 1) nearest the date he or she completes a year of service. A year of service is a 12 consecutive month period in which the employee works at least 1,000 hours for the Bank. Participants may elect to defer amounts up to 15% of their annual compensation under the Saving Plus Plan, subject to certain limits imposed by law. The Bank matches 50% of compensation deferred up to 6% and may make additional discretionary matching contributions. During the years ended December 31, 1997, 1996 and 1995, the Bank contributed $144,000, $155,000 and $159,000, respectively, to the Savings Plus Plan on behalf of its employees.

    PENSION PLAN. The Bank maintains a defined benefit pension plan ("Pension Plan") covering all employees who were Pension Plan participants as of December 31, 1990. All Pension Plan benefits were frozen as of December 31, 1990. In general, the Pension Plan provides for annual benefits payable monthly upon retirement at age 65 in an amount equal to 4.1% of an employee's average annual salary for the five consecutive years as of December 31, 1990 ("Five Year Average Compensation") plus 0.65% of Five Year Average Compensation multiplied by his number of years of service, not in excess of 10 years. Under the Pension Plan, an employee's benefits are 20% vested after three years of service and fully vested after seven years of service. A year of service is any year in which an employee works a minimum of 1,000 hours. Benefits under the Pension Plan are payable for ten years certain and life thereafter commencing at age 65 and are not subject to Social Security offsets. The Bank incurred a net periodic pension (benefit) cost of $(1,000) and $9,000 in 1997 and 1996, respectively. There was no net periodic pension cost for 1995 (as the Bank was entitled to a credit of $36,000).

    The following table illustrates annual pension benefits for retirement at age 65 under various levels of compensation and years of service. The figures in the table assume that the Pension Plan continues in its present form and that the participant elects a straight life annuity form of benefit.


FIVE YEAR
AVERAGE                                                  5 YEARS OF   10 YEARS OF  OVER 10 YEARS
COMPENSATION                                               SERVICE      SERVICE     OF SERVICE
-------------------------------------------------------  -----------  -----------  -------------

$ 80,000...............................................   $  18,610    $  37,220     $  37,220

 100,000...............................................      23,360       46,720        46,720

 120,000...............................................      28,110       56,220        56,220

 140,000...............................................      32,860       65,720        65,720

 160,000...............................................      37,610       75,220        75,220

 180,000...............................................      42,360       84,720        84,720

 200,000...............................................      47,110       94,220        94,220

Over 200,000...........................................      47,110       94,220        94,220


    The maximum annual compensation which may be taken into account under the Code (as adjusted from time to time by the IRS) for calculating contributions under qualified defined benefit plans currently is $160,000 and the maximum annual benefit permitted under such plans currently is $130,000.



    Ms. Blauschild has three years of credited service and her final compensation earned under such plan as of December 31, 1990 was $95,000. Messrs. Guenzel, Holmes, Flader and Niedling are not participants in the Pension Plan and have no credited service or plan benefits.

                          THE STOCKHOLDERS' AGREEMENT


    In connection with the consummation of the Offering, the Company intends to file an Amended and Restated Certificate of Incorporation and to adopt new Bylaws which are intended to provide the Company with governing corporate documents which are customary for public companies. For a discussion of the provisions which are included in the Amended and Restated Certificate of Incorporation and Bylaws upon consummation of the Offering, see "Description of Capital Stock." In order to effectuate these changes, simplify the Company's equity structure, terminate various agreements which have governed the relationship among the Selling Stockholders since the 1995 recapitalization and to effect certain other changes, the Company has entered into a stockholders' agreement with the Selling Stockholders (the "1998 Stockholders' Agreement"), which shall be effective immediately prior to commencement of the Offering.



    In anticipation of the Offering, the Company in March 1998 amended its Amended and Restated Certificate of Incorporation to increase its authorized Common Stock from 500,000 shares to 75,000,000 shares and its preferred stock from 1,000,000 shares to 25,000,000 shares. Among the further changes to its Amended and Restated Certificate of Incorporation which the Company intends to make prior to the consummation of the Offering is to change the vote per share which each holder of a share of Common Stock possesses from the present 0.5939 to one vote per share. In addition, in order to simplify its capital structure, the Company intends to retire its outstanding senior notes and to exchange its Outstanding Preferred Stock for Common Stock, each as described below. The 1998 Stockholders' Agreement authorizes the Company to file an Amended and Restated Certificate of Incorporation and to adopt new Bylaws in connection with the consummation of the Offering to effectuate, among other things, the corporate changes described herein.



    In accordance with the terms of the Certificate of Designation and Preferences with respect to each series of Outstanding Preferred Stock, the Company has the right to redeem the Outstanding Preferred Stock at its option at any time, upon providing specified notice to each holder of the date and place of redemption. Pursuant to the terms of the 1998 Stockholders' Agreement, Bishop Estate and Arbor have agreed in lieu of redemption to exchange all of their shares of Outstanding Preferred Stock for shares of Common Stock, with such exchange to be accomplished immediately prior to the commencement of the Offering. BIL Securities has agreed, however, to exchange only a portion of its shares of Outstanding Preferred Stock for shares of Common Stock immediately prior to the consummation of the Offering and to exchange the remainder of its shares of Outstanding Preferred Stock for shares of Common Stock immediately following the commencement of the Offering. BIL Securities will retain a portion of its shares of Outstanding Preferred Stock and not exchange such shares for shares of Common Stock until immediately following the consummation of the Offering in order to avoid being deemed a thrift holding company for regulatory purposes during the brief period between the exchange of shares of Outstanding Preferred Stock for shares of Common Stock and the consummation of the Offering. The Selling Stockholders shall also be paid approximately $19.5 million in accumulated and unpaid dividends on the Outstanding Preferred Stock at the consummation of the Offering from the proceeds therefrom. Upon consummation of the Offering, the Outstanding Preferred Stock shall be cancelled. For additional information on the Outstanding Preferred Stock, see Notes 15 and 22 of the Notes to Consolidated Financial Statements. See also "Use of Proceeds" and "Capitalization."



    Due to the few shares of Common Stock currently outstanding and the relatively high price per share associated therewith, the Board of Directors has authorized a 32:1 stock split, to be effected in the form of a stock dividend of additional shares of Common Stock, which shall be paid immediately prior to the commencement of the Offering. The stock split will apply with respect to all outstanding Common Stock, including the Common Stock referenced above to be received in the exchange of Outstanding Preferred Stock (other than the exchange of shares of Common Stock for shares of Outstanding Preferred Stock held by BIL Securities which will occur immediately following the commencement of the Offering). Thus, following the exchange and the stock split (and giving effect to the exchange of the shares of Outstanding Preferred Stock held by BIL Securities for shares of Common Stock, which will occur immediately following consummation of the Offering), Bishop Estate, BIL Securities and Arbur shall receive 5,714,286, 2,109,890 and 703,297 shares of Common Stock, or an aggregate of 8,527,473 shares of Common Stock.



    The 1998 Stockholders' Agreement provides for continuing Board of Directors representation by the Selling Stockholders, if requested by such Selling Stockholders, subject to maintenance by the Selling Stockholders of specified minimum levels of beneficial ownership of Common Stock following the consummation of the Offering and lack of any applicable regulatory prohibition or objection. The Company has agreed that for so long as a Selling Stockholder is a "Material Stockholder," as defined below, it shall (i) exercise all authority under applicable law to cause the number of nominees permitted to be designated by such Stockholder and consented to by the Board of Directors of the Company (such consent not to be unreasonably withheld) (a "Company Designated Director") to be included in the slate of nominees recommended by the Board of Directors to stockholders for election as directors at each annual meeting of stockholders of the Company after the date of the 1998 Stockholders' Agreement at which the term of the Company Designated Director is scheduled to expire (subject to the satisfaction of any applicable regulatory requirements), and
(ii) use all practical efforts to cause the election of such slate, including such Company Designated Director.



    Bishop shall be considered a "Material Stockholder" entitled to nominate:
(i) two directors to the Company's Board of Directors for so long as Bishop beneficially owns 9.9% or more of the Company's Common Stock following consummation of the Offering, and (ii) one director to the Company's Board of Directors for so long as Bishop beneficially owns less than 9.9% but more than 4.9% of the Company's Common Stock following consummation of the Offering. BIL Securities and Arbur collectively shall be considered a "Material Stockholder" and entitled to nominate one director to the Company's Board of Directors for so long as BIL Securities and Arbur collectively beneficially own more than 4.9% of the Company's Common Stock following consummation of the Offering. To the extent that either Bishop, or BIL Securities and Arbur collectively, beneficially own less than 5.0% of the Company's Common Stock following the consummation of the Offering, such party or parties, as the case may be, shall no longer be considered a "Material Stockholder."



    The 1998 Stockholders' Agreement also provides that to the extent a Company Designated Director elected to the Board of Directors ceases to serve as a director for any reason while the Selling Stockholder remains a Material Stockholder, such vacancy will be promptly filled by the Board of Directors of the Company with a substitute Company Designated Director designated by such Selling Stockholder. The 1998 Stockholders' Agreement provides that subject to any applicable regulatory prohibitions, the Selling Stockholders shall at all times have and maintain a right of attendance at Board of Director meetings, irrespective of their continued status as Material Stockholders, until such time as the Goodwill Litigation shall have been settled or otherwise terminated. Finally, the 1998 Stockholders' Agreement provides that unless otherwise approved by the requisite vote of stockholders required to amend the Company's Bylaws, see "Description of Capital Stock--Restrictions on Acquisition of the Company--Amendment of Certificate of Incorporation and Bylaws," for so long as a Selling Stockholder is a Material Stockholder, the Bylaws of the Company shall provide for and the Board of Directors shall be comprised of, seven directors.


    The Agreement and Plan of Reorganization (the "Reorganization Agreement") which was executed in June 1995 in connection with the 1995 recapitalization provided the Selling Stockholders with a right of first refusal with respect to the sale by the Company or the Bank of any shares of capital stock of either entity, subject to certain exceptions. In the Reorganization Agreement, the Company also made various ongoing covenants with respect to, among other things, its issuance of the senior notes, discussed below. Pursuant to the terms of the 1998 Stockholders' Agreement, all provisions which survived the closing under the Reorganization Agreement, including those discussed above, will be terminated effective upon the consummation of the Offering. The Company and the Selling Stockholders also executed a stockholders' agreement in connection with the 1995 recapitalization (the "1995 Stockholders' Agreement"), which provides, among other things, for restrictions on the ability of a Selling Stockholder to transfer shares of Common Stock and registration rights under various circumstances with respect to the Company's capital stock owned by such Selling Stockholders. Pursuant to the terms of the 1998 Stockholders' Agreement, the 1995 Stockholders' Agreement will be terminated effective with the commencement of the Offering.


    Finally, the 1998 Stockholders' Agreement provides that the Company shall prepay the $10.0 million aggregate principal amount of senior notes which were issued to the Bishop Estate in connection with the 1995 recapitalization, plus accrued interest thereon to the date of prepayment (but not including the date of prepayment) effective with the consummation of the Offering. For additional information on the senior notes, see "Business--Sources of Funds--Senior Notes of the Company" and Note 13 of the Notes to Consolidated Financial Statements. See also "Use of Proceeds" and "Capitalization."

         AGREEMENT WITH RESPECT TO POTENTIAL GOODWILL LAWSUIT RECOVERY


THE GOODWILL LITIGATION

    GENERAL. On January 28, 1993, the Company, the Bank and certain current and former stockholders of the Company (collectively, the "Plaintiffs") filed a complaint against the United States in the United States Court of Federal Claims ("Court of Claims") seeking damages for breach of contract and for deprivation of property without just compensation and without due process of law. The allegations in the complaint arose out of the abrogation of certain contractual promises made to the Company, to certain of its current and former common stockholders and to the Bank, by the Federal Home Loan Bank Board (the predecessor to the OTS) and the FSLIC (the federal fund which previously insured the deposits of savings institutions) in exchange for the Company's agreement to acquire and to operate the Bank which was then a failed thrift institution. One of the current stockholders of the Company (Arbur) is also a plaintiff in the case, which is entitled SOUTHERN CALIFORNIA FEDERAL SAVINGS AND LOAN ASSOCIATION, ET AL. V. UNITED STATES, No. 93-52C (the "Goodwill Litigation"). The Plaintiffs' claims arose from changes, mandated by FIRREA, with respect to the rules for computing the Bank's regulatory capital. As discussed below, the Goodwill Litigation was stayed pending the resolution on appeal of several cases which present issues similar to those presented by the Goodwill Litigation.

    In connection with the Company's acquisition of the Bank in April 1987, the Bank was permitted to include in its regulatory capital and recognize as supervisory goodwill $217.5 million of cash assistance provided to the Bank by the FSLIC (the "Capital Credit"), as well as $79.7 million of goodwill which was recorded by the Bank under GAAP. In August 1989, Congress enacted FIRREA which provided, among other things, that savings institutions such as the Bank were no longer permitted to include goodwill in their regulatory capital (subject to a gradual phaseout which expired on December 31, 1994). Consequently, the Bank was required to write-off its goodwill subject to a regulatory phase-out, which resulted in the Bank failing to comply with its minimum regulatory capital requirements during 1990 and 1991. The balance of the Bank's GAAP goodwill was written off as unrealizable in 1992.


    The Plaintiffs allege that the enactment of FIRREA constituted a breach by the United States of its contractual commitment regarding the treatment of the Capital Credit and supervisory goodwill and an unlawful taking of the Bank's property rights in the Capital Credit and supervisory goodwill. The Plaintiffs seek damages and restitution of all benefits conferred on the United States by the alleged contract. As discussed below, no conclusive determination has been made as to the type or amount of damages sought.


    RELATED CASES. On July 1, 1996, the United States Supreme Court issued its opinion for UNITED STATES V. WINSTAR CORPORATION, No. 95-865, which affirmed the decisions of the United States Court of Appeals for the Fourth Circuit and the United States Court of Federal Claims in various consolidated cases (the "Winstar Cases") granting summary judgment to the plaintiff thrift institutions on the liability portion of their breach of contract claims against the United States. The Supreme Court held that the U.S. Government breached certain express contracts when Congress enacted FIRREA, and the Supreme Court remanded the proceedings for a determination of the appropriate measure and amount of damages, which as of the date of this Prospectus have not been finally litigated.

    The United States Court of Federal Claims issued a Case Management Order ("CMO") in all of the Winstar Cases, including the Goodwill Litigation. The CMO sets forth procedures for all of the plaintiffs and the defendant, the United States, to follow relating to the exchange of documents, filing of partial summary judgment motions with respect to liability only, discovery on damages issues and the timing of all of the Winstar Cases being set for trial. Pursuant to the CMO, the Plaintiffs filed a motion for partial summary judgment as to the Government's liability to the Plaintiffs for breach of contract. The Government's response thereto appears to concede that there was a contract allowing the Bank to apply the Capital Credit to regulatory capital and that, by enacting FIRREA, the Government acted inconsistently with that contract. The Government still maintains that it does not have liability with respect to the Bank's

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$79.7 million of GAAP goodwill. Furthermore, the Government contends that only the Bank and not the Company nor the other Plaintiffs have standing to pursue breach of contract claims.

    In February 1998, the Government sent the Bank a letter inviting the Bank to commence negotiations to settle the Capital Credit claim portion of the Goodwill Litigation. On March 3, 1998, the Chief Judge issued an order in all of the Winstar Cases ordering the Government and the committee representing all of the plaintiffs, each through a designated representative, to negotiate to develop a settlement framework or structure to settle these cases. Assuming a settlement is not reached and based upon the status of the proceedings in the Winstar Cases and the CMO, the Goodwill Litigation is not expected to be set for trial for at least two years. The amount of damages the Plaintiffs have suffered as a result of the Government's breach of contract has not yet been determined. In addition, although the decision of the Supreme Court in the Winstar Cases has been rendered, there can be no assurance that the court will not reach a different conclusion in the Goodwill Litigation.

    THIRD PARTY LAWSUIT RELATED TO THE GOODWILL LITIGATION. In August 1997, Ariadne Financial Services Pty. Ltd. and Memvale Pty Ltd. (collectively, "Ariadne") filed a request with the Court of Claims in the Goodwill Litigation for leave to file a motion to intervene as a plaintiff in the Goodwill Litigation. The motion to intervene is based on Ariadne's claim as a former stockholder of the Company that intervention is necessary to protect their interests and alleged right to participate in any recovery against the Government in the Goodwill Litigation. The Court of Claims has not yet ruled on Ariadne's motion as of the date of this Prospectus. Ariadne had previously filed its own action in the Court of Claims in April 1996 against the Government which has been dismissed (and which dismissal has been upheld on appeal) based on the statute of limitations. In February 1998, Ariadne petitioned the Circuit Court of Appeals for a rehearing.


    In May 1997, Ariadne filed a lawsuit against the Company, the Bank, the Company's former stockholders and Arbur seeking damages and a constructive trust based upon causes of action for breach of contract; anticipatory breach of contract; breach of fiduciary duty; fraud; negligent misrepresentation, and mistake of fact. Ariadne was a preferred stockholder in the Company and the Bank which subordinated its interest as part of the 1992 recapitalization of the Company to the new investors, the Selling Stockholders, and then consented to the redemption of all of its stock for approximately $50,000 as part of the 1995 recapitalization. Ariadne alleges that there was an oral and/or implied in fact contract between Ariadne and the defendants that Ariadne would have a right to a portion of any monetary damages awarded to the Company and the other individual defendants (but not the Bank) in the Goodwill Litigation, notwithstanding that Ariadne was not a named plaintiff in the action. Ariadne further alleges that when it agreed to have its stock redeemed, it was misled as to its right relating to participation in any recovery from the Goodwill Litigation and the value of its stock and investment in the Company and the Bank as a result of such Goodwill Litigation. The Company and the Bank intend to defend this action vigorously. For purposes of the Shareholder Rights Agreement, discussed below, the Ariadne lawsuit against the Company and the Bank, among others, is considered to be "Ancillary Litigation." See "The Shareholder Rights Agreement.



    DAMAGES. Although the Company and the Bank have conducted preliminary reviews of the damages allegedly suffered by the Company and the Bank, no conclusive determination has been made regarding the amount or type of such damages. Moreover, the Company and the Bank believe that there are no generally recognized precedents on how to assess damages in cases such as the Goodwill Litigation. In addition, the Government may argue that some or all of the damages proffered by the Plaintiffs are too speculative to permit a recovery. Therefore, even if the Plaintiffs prevail in establishing the liability of the United States, there can be no assurances as to the amount, if any, and type of damages that they may recover. Without limiting the generality of the foregoing, there can be no assurance that the Plaintiffs will obtain any cash recovery in the Goodwill Litigation. Furthermore, assuming that there is a cash recovery, it is impossible to predict the amount of the Litigation Recovery (as defined below) because the fees, costs


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
and taxes associated with the Litigation Recovery cannot be estimated. To the extent that the Plaintiffs must engage in protracted litigation, such fees and costs may increase significantly.


THE SHAREHOLDER RIGHTS AGREEMENT



    GENERAL. The Company, the Bank and each of the Selling Stockholders (i.e., the Bishop Estate, BIL Securities and Arbur) have entered into an agreement (the "Shareholder Rights Agreement"), the effective date of which is the commencement of the Offering, whereby each Selling Stockholder will receive one Contingent Goodwill Participation Right (each a "Right" and collectively, the "Rights") for each share of Common Stock held by the Selling Stockholder as of the date of the Shareholder Rights Agreement.



    Each Right will entitle the Selling Stockholders to receive 0.0009645% of the Litigation Recovery, if any (as defined below) and all of the Rights to be owned by the Selling Stockholders will entitle the Selling Stockholders to receive in the aggregate 95% of the Litigation Recovery (such portion of the Litigation Recovery, the "Recovery Payment"). As a result of the foregoing, Bishop Estate, BIL Securities and Arbur (which as of the date of the Shareholder Rights Agreements owned 60%, 30% and 10%, respectively, of the Common Stock) will each be entitled to receive 59,100 Rights, 29,550 Rights and 9,850 Rights, respectively. The remaining 5.0% of the Litigation Recovery will be retained by the Company and/or the Bank in consideration for the time and effort incurred previously and hereafter by the Company, the Bank and management of the Company and the Bank with respect to prosecuting the Goodwill Litigation.



    None of the Selling Stockholders will pay any cash or other consideration to the Company and/or the Bank in connection with their entering into the Shareholder Rights Agreement. Any successor to the Company and/or the Bank shall assume the rights and obligations of the Company and/or the Bank with respect to the Shareholder Rights Agreement. In addition, to the extent that the Company enters into a definitive agreement providing for the acquisition, merger or consolidation of the Company or the Bank in which the Company or the Bank is not the surviving entity, the Company (or any successor thereto) is required to create a statutory business trust under Delaware law (the "Litigation Trust") with five trustees (the "Litigation Trustees") designated by the Selling Stockholders. The Litigation Trustees shall have the same authority, identical to and succeeding that of the Litigation Committee of the Board of Directors, which has the responsibility to make all decisions on behalf of the Company and the Bank with respect to the Goodwill Litigation and any Ancillary Litigation. See "--Management of the Goodwill Litigation and any Ancillary Litigation."



    LITIGATION RECOVERY. The Litigation Recovery will equal the cash payment (or any cash resulting from the liquidation of Non-Cash Proceeds (as defined herein)) (the "Cash Payment"), if any, actually received by the Company and/or the Bank in the aggregate pursuant to a final, nonappealable judgment in or final settlement of the Goodwill Litigation (including any post-judgment interest actually received by the Company and/or the Bank with respect to any Cash Payment) after deduction of (i) (A) the aggregate fees and expenses incurred after the date of the Agreement by the Company and the Bank in prosecuting the Goodwill Litigation and obtaining the Cash Payment (including any costs and expenses incurred with respect to the monetization of any marketable assets received and/or liquidation of Non-Cash Proceeds), and/or (B) the aggregate liabilities, fees and expenses incurred after the date of the Agreement by the Company and the Bank in any Ancillary Litigation, and/or (C) the amount reimbursed to any Litigation Trustee; (ii) any income tax liability of the Company and/or the Bank, computed on a PRO FORMA basis, as a result of the Company's and/or the Bank's receipt of the Cash Payment (net of any income tax benefit to the Company and/or the Bank from making the Recovery Payment to the Selling Stockholders, and disregarding for purposes of this clause (ii) the effect of any NOLs or other tax attributes held by the Company and the Bank or any of their respective subsidiaries or affiliated entities); (iii) any portion of the Litigation Recovery which is determined to be owing to one or more of the Plaintiffs (other than the Company and the Bank) or to any other third parties; and (iv) any portion of the Litigation Recovery which Doreen J. Blauschild is entitled to receive as a result of her employment agreement with the Bank, dated as of April 11, 1995 (which entitles Ms. Blauschild to 0.25% of the amount by which any net recovery (i.e., gross amount less attorneys' fees incurred by the Bank) by and payable to the Bank relating to the Goodwill Litigation, whether by judgment or settlement, exceeds $150.0 million). See "Management-- Employment Agreements--Original Employment Agreements and Establishment of Grantor Trust."



    THE RECOVERY PAYMENT. Within five days of receipt by the Company and/or the Bank of any Litigation Recovery, or the liquidation by the Company and the Bank of any non-cash proceeds (which does not include nonmarketable assets or assets which are unable to be sold or liquidated ("Non-Cash Proceeds")) received in connection with the Litigation Recovery, the Company shall deliver to each Selling Stockholder a written notice (the "Payment Notice") (i) specifying that a Litigation Recovery has been paid, (ii) describing the amount of cash proceeds received, (iii) describing the type and amount of any Non-Cash Proceeds received, the amounts received by the Company and/or the Bank upon liquidation of such Non-Cash Proceeds and the financial and other documentation supporting such liquidation value, and (iv) specifying the date and method by which the Company will redeem the Rights by payment of the Recovery Payment. To the extent the Company and/or the Bank receives all or a portion of the Litigation Recovery in the form of Non-Cash Proceeds, the Company and the Bank shall liquidate the Non-Cash Proceeds. The Company shall provide to each Selling Stockholder financial and other documentation reasonably sufficient to support the liquidation value of such Non-Cash Proceeds. In no event shall the Bank be required to distribute to the Company or the Company be required to distribute any amounts to the Selling Stockholder in connection with any liquidation of Non-Cash Proceeds which exceed the amounts received by the Company and/or the Bank upon liquidation of such Non-Cash Proceeds.



    Subject to the circumstances covered by the discussion under "--Conversion of Rights to Preferred Stock," to the extent all or any portion of the Litigation Recovery is received by the Bank, the Bank shall distribute such Litigation Recovery to the Company (the "Bank Distribution"). To the extent any Litigation Recovery is paid to the Bank in installments, the distribution to the Company shall be made in similar installments. Any cash proceeds received in connection with the Litigation Recovery is required by the Shareholder Rights Agreement to be so distributed within five days of their receipt, independently of the need for liquidation by the Bank of any Non-Cash Proceeds. The liquidation value of any such Non-Cash Proceeds received in connection with the Litigation Recovery shall be distributed within five days of their liquidation, independently of the distribution of any cash proceeds.



    The Shareholder Rights Agreement provides that no later than five days following the date of the Payment Notice, the Company shall redeem all of the outstanding Rights of each Selling Stockholder by payment of the Recovery Payment. To the extent the Litigation Recovery is paid to the Company and/or the Bank in installments, the redemption of the Rights and the distribution of the Recovery Payment shall be paid in similar installments. Notwithstanding the foregoing, however, the Company may not redeem any portion of the Rights less than one-year from the date of an "ownership change" of the Company and/or the Bank within the meaning of Section 382(g) of the Code, unless the Company obtains an opinion from an independent accounting firm which states that the redemption should not materially affect the Company's and/or the Bank's limitation under Section 382 of the Code with respect to such ownership change. See "Risk Factors--Impact of Ownership Change on Use of Net Operating Loss Carryforwards."



    The Selling Shareholders shall be entitled to receive any actual interest earned by the Company and/ or the Bank which is attributable to the Recovery Payment for the period of time between the date on which the Company and/or the Bank receives any Litigation Recovery in connection with the Goodwill Litigation and the date on which the Company either redeems the Rights or issues Recovery Payment Preferred.



    CONVERSION OF RIGHTS TO PREFERRED STOCK. In the event that applicable laws, rules, regulations, directives or the terms of any judgment or settlement limit or prevent the Bank from distributing the Bank Distribution and/or the Company from redeeming the Rights and distributing all or a portion of the Recovery Payment, the Bank shall only distribute such portion of the Bank Distribution and the Company shall only redeem those Rights (on a pro rata basis) and distribute such portion of the Recovery Payment (on a pro rata basis), to the extent not otherwise restricted. While the Bank has a continuing obligation to distribute the balance of any Bank Distribution which it has been precluded from paying as soon as permissible, and the Company has a continuing obligation to redeem the balance of the Rights and distribute the balance of any Recovery Payment which it has been precluded from paying as soon as permissible, in no event, however, will the Company's redemption of the Rights result in an aggregate distribution of an amount greater than the Recovery Payment.



    To the extent the Company is prohibited from distributing the Recovery Payment, or any portion thereof, or cannot do so because the Bank is prohibited from making the Bank Distribution to the Company, the Company shall, upon the written request of any Selling Stockholder, issue to such Selling Stockholder preferred stock of the Company with an aggregate liquidation preference equal in value to the Recovery Payment or portion thereof which the Company shall have been prohibited from distributing or unable to distribute (the "Recovery Payment Preferred"). The terms of the Recovery Payment Preferred as discussed herein shall be set forth in Certificate of Designations and Preferences filed as a supplement to the Company's Amended and Restated Certificate of Incorporation. The Company shall issue the Recovery Payment Preferred upon surrender to the Company of such Selling Stockholder's Rights.



    The stated value of each share of Recovery Payment Preferred shall be $1,000. The holders of the Recovery Payment Preferred shall be entitled to receive, when, as and if declared by the Board of Directors and out of the assets of the Company which are by law available for the payment of dividends, cumulative preferential cash dividends payable quarterly on the last day of each calendar quarter commencing with the first full quarter following issuance therof at a fixed rate per share of 9 3/4%. Each quarterly dividend shall be fully cumulative and dividends shall accrue, whether or not earned, declared or the Company shall have funds or assets available for the payment of dividends.



    So long as any Recovery Payment Preferred remains outstanding: (i) no dividend shall be declared or paid upon or set apart for payment, and no distribution shall be ordered or made in respect of the Company's Common Stock, or (ii) any other class of stock or series thereof; and (b) no shares of Common Stock and no shares of any other class of stock or series thereof shall be redeemed or purchased by the Company; and (c) no moneys, funds or other assets shall be paid to or made available for a sinking fund for the redemption or purchase of any shares of: (i) Common Stock; or (ii) any other class of stock or series thereof; unless, in each instance, full dividends on all outstanding shares of Recovery Payment Preferred: (i) for all past dividend periods shall have been paid; and (ii) for the then current calendar quarter shall have been paid or declared and set aside for payment.



    In the event of any dissolution, liquidation or winding up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of the Recovery Payment Preferred shall be entitled to receive, out of the net assets of the Company available for distribution to its stockholders and before any distribution shall be made to the holders of Common Stock or to the holders of any other class of stock or series thereof, an amount equal to $1,000 per share, plus an amount equal to all dividends accrued and unpaid on each share of Recovery Payment Preferred to but excluding the date fixed for distribution, and no more. If upon such voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, the net assets of the Company shall be insufficient to permit payment in full of the amounts required to be paid to the holders of the Recovery Payment Preferred, then a pro rata portion of the full amount required to be paid upon such dissolution, liquidation or winding up shall be paid to the holders of Recovery Payment Preferred.



    The Company shall have the right, at its option and by resolution of its Board of Directors, to redeem at any time and from time to time the Recovery Payment Preferred Stock, in whole or in part, upon payment in cash in respect to each share of Recovery Payment Preferred redeemed at $1,000 per share, plus an amount equal to all dividends accrued and unpaid thereon to but excluding the date fixed for redemption. If less than all of the outstanding shares of Recovery Payment Preferred shall be redeemed, the particular shares to be redeemed shall be allocated by the Company among the respective holders of Recovery Payment Preferred, pro rata, by lot or by as substantially equivalent method selected by the Board of Directors of the Company. Under such circumstances, new certificates shall be issued evidencing unredeemed shares to the extent applicable.



    The holders of the Recovery Payment Preferred shall have no voting power except as described herein. If at any time the equivalent of six or more full quarterly dividends (whether or not consecutive) payable on any shares of Recovery Payment Preferred shall be in default, the number of directors constituting the Board of Directors of the Company shall be increased by two, and the holders of all Recovery Payment Preferred shall have the exclusive right, voting together as one class, to elect two directors to fill such newly-created directorships. This right shall remain vested until all dividends in default on all outstanding Recovery Payment Preferred have been paid, or declared and set apart for payment, at which time: (i) the right shall terminate (subject to revesting in the case of any subsequent default of the kind described above); (ii) the term of the directors then in office elected by the holders of the outstanding Recovery Payment Preferred as a class shall terminate; and (iii) the number of directors constituting the Board of Directors of the Company shall be reduced by two.



    No sinking fund or funds shall be established for the retirement or redemption of the Recovery Payment Preferred. In addition, shares of the Recovery Payment Preferred shall not be convertible into Common Stock or any other class of capital stock of the Company. The Common Stock of the Company and any other preferred stock, whether now or hereafter issued, shall be deemed to rank junior to the Recovery Payment Preferred with respect to the payment of dividends or the distribution of assets upon redemption, liquidation or dissolution or winding up of the Company.



    MANAGEMENT OF THE GOODWILL LITIGATION AND ANY ANCILLARY LITIGATION. The Selling Shareholder Agreement provides that the Company shall prosecute the Litigation vigorously following the distribution of Rights with a view to resolution of the Litigation as promptly as practicable. In furtherance of this prosecution of the Litigation, the Board of Directors of the Company shall designate a special litigation committee of the Board of Directors (the "Litigation Committee") comprised of three directors which shall include the Chief Executive Officer of the Company, one Director designated by the Bishop Estate, and one Director who shall be designated jointly by BIL Securities and Arbur. The Litigation Committee shall have the exclusive right to oversee and to direct the prosecution of the Litigation and any Ancillary Litigation. The Litigation Committee shall be authorized to make final decisions relating to any dismissal, settlement, or termination of the Litigation and any Ancillary Litigation and to decline to pursue any appeal or to settle the Litigation and any Ancillary Litigation prior to any Recovery Payment. In the event that any or all of the Selling Stockholders should lose their representation upon the Board of Directors before the conclusion of the Litigation or any Ancillary Litigation and the distribution of the Recovery Payment, the relevant Selling Stockholder(s) shall retain the right to designate member(s) of the Litigation Committee, which designees may include persons not members of the Board of Directors of the Company. If any such designee should not be simultaneously a member of the Board of Directors, the Litigation Committee shall thereupon become an advisory committee of the Company. The Litigation Committee's authority shall thenceforward consist of making recommendations to the Board of Directors relating to the prosecution of, and any dismissal, settlement or termination of the Litigation and any Ancillary Litigation, in whole or in part. The Litigation Committee shall present such recommendations in writing to the Board of Directors of the Company and the Board of Directors may not dismiss, settle or terminate the Litigation and any Ancillary Litigation, in whole or in part, without first receiving the favorable recommendation to that effect from the Litigation Committee. The adoption of any such recommendation to settle or otherwise terminate the Litigation by the Board of Directors shall require an affirmative vote of six of the seven members of the Board of Directors of the Company. The Company, as the sole shareholder of the Bank, is also required cause the Bank to take no action which is inconsistent with any action taken at the direction of the Litigation Committee.

    As discussed above, to the extent that the Company enters into a definitive agreement providing for the acquisition, merger or consolidation of the Company in which the Company is not the surviving entity (an "Acquisition Transaction"), the Company or its successor is required to create the Litigation Trust. The Litigation Trust shall have five Trustees designated by the Selling Stockholders, as follows: The Bishop Estate shall designate three Trustees; BIL Securities alone shall designate one Trustee; and BIL Securities together with Arbur shall jointly designate one Trustee. Effective upon consummation of the Acquisition Transaction, the Company or its successor shall be contractually obligated to assume all duties and obligations of the Company and the Bank with respect to the Litigation Recovery and the redemption of the Rights under Shareholder Rights Agreement.



    Upon consummation of the Acquisition Transaction, the Litigation Trustees shall assume authority, identical to and succeeding to that of the Litigation Committee, to make all decisions on behalf of the Company and its successors with respect to the prosecution of the Litigation and in any Ancillary Litigation. Without prejudice to any rights of the Selling Stockholders, the Litigation Trustees shall have the authority to bring suit on behalf of the Selling Stockholders to enforce any provision of the Shareholder Rights Agreement for the benefit of the Selling Stockholders. The Litigation Trustees may seek reimbursement by the Bank and/or the Company for any expenses, costs or fees reasonably incurred for their own administration and for management of the Litigation and any Ancillary Litigation, which reimbursement by the Bank and/or the Company shall be deducted from the Litigation Recovery.



    REIMBURSEMENT OF FEES AND EXPENSES AND INDEMNIFICATION. Under the terms of the Shareholder Rights Agreement, the amount of the Recovery Payment which is to be paid to the Selling Stockholders in connection with a Litigation Recovery is to be reduced by, among other things, the fees and expenses incurred in connection with the Goodwill Litigation and any Ancillary Litigation. While such agreement does not legally require reimbursement of such expenses in the event there is no Litigation Recovery, the Selling Stockholders have advised the Board of Directors of their willingness to reimburse the Company and/or the Bank for such fees and expenses upon periodic request by the Company and/or the Bank. No assurance can be made that the Selling Stockholders will in fact reimburse the Company and the Bank for any fees and expenses incurred with respect to the Goodwill Litigation and any Ancillary Litigation and the Selling Stockholders are not obligated to do so.



    The Shareholder Rights Agreement provides that the Selling Stockholders shall indemnify the Company and/or the Bank for 95% of the liability incurred in any claim by a party now pending (such as Ariadne) or hereafter brought, seeking in whole or in part any amounts paid or to be paid as part of the Litigation Recovery, and 100% of the liability incurred in any claim by a party, other then the Company or the Bank, challenging the validity or binding effect of the Shareholders Rights Agreement. In both instances, such agreement to indemnify includes any amounts paid in any judgment or settlement of such claims or any portion of the Litigation Recovery which is determined to be owing to parties other than a Selling Stockholder, the Company and the Bank. The litigation with respect to either or both of the foregoing types of claims is referred to herein as the "Ancillary Litigation." In no event will the Selling Stockholders be liable, with respect to any and all claims or indemnities for Ancillary Litigation, for an amount in excess of the actual monies recovered or awarded in the Litigation and paid over to the Selling Stockholders as part of the Recovery Payment. To the extent any liability, fees and expenses are incurred subsequent to the distribution of the Recovery Payment to the Selling Stockholders, each Selling Stockholder is required to bear responsibility and shall reimburse the Company and/or the Bank for a share of such indemnification in the same proportion as its pro rata share of the Rights outstanding. The obligations and duties of the Selling Stockholder to indemnify the Company and the Bank under the Shareholder Rights Agreement shall survive and continue as obligations of the Selling Stockholders irrespective of whether the Selling Stockholders assign any or all of the Rights to third parties.



    RIGHTS OF THE SELLING STOCKHOLDERS. The Selling Stockholders will not have any rights to receive any payment pursuant to the Shareholder Rights Agreement except to the extent of any Litigation Recovery. The Rights (i) will be junior to all debt obligations of the Company and the Bank existing at the time of the redemption except as to an obligation that is expressly made junior to the Rights, (ii) will not have a right to vote, and (iii) will be a preferred claim in relation to the right of the holders of the Company Common Stock on liquidation with respect to a Recovery Payment attributable to any Litigation Recovery received before or after liquidation (although the Selling Stockholders will continue to have such other rights on liquidation attributable to their status as holders of Common Stock).


    TAX CONSEQUENCES. KPMG Peat Marwick LLP has issued an opinion to the Company and the Bank to the effect that, for federal income tax purposes, the Rights evidenced by the terms of the Shareholder Rights Agreement should be treated as stock of the Company for purposes of Sections 382(e), 311(a) and 305(a) of the Code. Thus, the Company should recognize no gain or loss on the distribution of the Rights to the Selling Stockholders with respect to their ownership of Company Common Stock. In addition, the Bank should not recognize gain or loss on the Company's distribution of the Rights to the Selling Stockholders. Furthermore, the Selling Stockholders should not be required to include the amount of the Rights in income. Finally, if the Offering results in an ownership change of the Company within the meaning of Section 382(g) of the Code, the amount of value taken into account for purposes of determining the annual Section 382 limitation should include the value of the Rights.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of the Common Stock and as adjusted to reflect the sale of the shares of Common Stock offered hereby with respect to (i) each Selling Stockholder;
(ii) each of the Company's directors; (iii) executive officers of the Company and the Bank; and (iv) all executive officers and directors as a group. Each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.



                                                    SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                                    OWNED PRIOR TO THE                          OWNED AFTER THE
                                                        OFFERING(1)                                OFFERING
                                                  -----------------------                    ---------------------
                                                                             SHARES TO BE
                                                                                 SOLD
NAME AND ADDRESS OF STOCKHOLDERS                     NUMBER      PERCENT   IN THE OFFERING     NUMBER     PERCENT
------------------------------------------------  ------------  ---------  ----------------  ----------  ---------
Stockholders:
Trustees of the Estate of Bernice
Pauahi Bishop
567 South King Street, Suite 200
Honolulu, Hawaii 96813..........................     7,605,518      65.12%      2,474,496     5,131,022      24.97%

Brierly Investments Limited
P.O. Box 5018
Level 9, CML Building
22-24 Victoria Street
Wellington, New Zealand.........................     3,055,523      26.16(2)        994,131   2,061,392      10.03

Arbur, Inc.
c/o William E. Simon & Sons, Inc.
310 South Street
Morristown, New Jersey 07960-1913...............     1,018,497       8.72         331,373       687,123       3.34
                                                  ------------  ---------  ----------------  ----------  ---------
                                                    11,679,537     100.00%      3,800,000     7,879,537      38.35%
                                                  ------------  ---------  ----------------  ----------  ---------
                                                  ------------  ---------  ----------------  ----------  ---------

Directors and Executive Officers:
Rudolf P. Guenzel...............................            --         --              --       284,136(3)       1.4%
Henry Peters....................................            --         --              --            --         --
Gerard Jervis...................................            --         --              --            --         --
Robert W. MacDonald.............................            --         --              --            --         --
John F. Davis...................................            --         --              --         8,000         --
J. Michael Holmes...............................            --         --              --       151,810(3)       0.7
William W. Flader...............................            --         --              --       151,810(3)       0.7
Doreen J. Blauschild............................            --         --              --           350         --
Robert I. Niedling..............................            --         --              --         1,700         --
William G. Carroll..............................            --         --              --         3,500         --
                                                                                             ----------  ---------
    Total.......................................                                                593,306(3)       2.8%
                                                                                             ----------  ---------
                                                                                             ----------  ---------


------------------------


(1) Gives effect to the full conversion of the Outstanding Preferred Stock and the 32:1 stock split.



(2) While the table reflects the full conversion of outstanding Preferred Stock and stock split, BIL Securities will actually retain a portion of its Outstanding Preferred Stock and not exchange such shares for Common Stock until immediately following the consummation of the Offering in order to avoid being deemed a thrift holding company for regulatory purposes. See "The Stockholders' Agreement."



(3) Includes 159,136 shares, 126,810 shares and 126,810 shares to be purchased by a grantor trust on behalf of Messrs. Guenzel, Holmes and Flader, respectively, pursuant to the Deferred Compensation Plan. See
    "Management--Employment Agreements--Original Employment Agreements and Establishment of Grantor Trust."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


    The Company is authorized to issue 100,000,000 shares of capital stock, of which 75,000,000 are shares of Common Stock, par value $.01 per share, and 25,000,000 are shares of preferred stock, par value $.01 per share. Upon consummation of the Offering, no shares of preferred stock will be outstanding. Prior to consummation of the Offering, there is outstanding 85,000 shares of Series C Preferred Stock, 68,000 shares of Series D Preferred Stock and 332,000 shares of Series E Preferred Stock, all of which are owned by the Selling Stockholders. In connection with the Offering, the Outstanding Preferred Stock is to be exchanged for shares of Common Stock. An aggregate of 20,546,204 shares of Common Stock will be outstanding following consummation of the Offering, which gives full effect to the conversion of the Outstanding Preferred Stock into Common Stock and the 32:1 stock split. See "Capitalization" and "The Stockholders' Agreement." Each share of Common Stock has the same relative rights as, and is identical in all respects with, each other share of Common Stock. The Common Stock is not subject to call for redemption.


    THE CAPITAL STOCK OF THE COMPANY DOES NOT REPRESENT NONWITHDRAWABLE CAPITAL, IS NOT AN ACCOUNT OF AN INSURABLE TYPE, AND IS NOT INSURED BY THE FDIC.

COMMON STOCK

    DIVIDENDS. The Company can pay dividends if, as and when declared by its Board of Directors, subject to compliance with limitations which are imposed by law. See "Dividends and Market for Common Stock" and "Regulation--Regulation of Federal Savings Banks--Capital Distribution Regulation." The holders of Common Stock of the Company are entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues preferred stock in the future, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.


    VOTING RIGHTS. The holders of Common Stock of the Company possess exclusive voting rights in the Company. They elect the Company's Board of Directors and act on such other matters as are required to be presented to them under Delaware law or the Company's Certificate of Incorporation or as are otherwise presented to them by the Board of Directors. As of the consummation of the Offering, each holder of Common Stock will be entitled to one vote per share and each holder of Common Stock does not have any right to cumulate votes in the election of directors. Although there are no present plans to do so, if the Company issues preferred stock in the future, holders of the preferred stock may also possess voting rights. For information with respect to a possible issuance of preferred stock under certain limited circumstances pursuant to the Shareholder Rights Agreement, see "Agreement with Respect to Potential Goodwill Lawsuit Recovery."


    LIQUIDATION. In the event of any liquidation, dissolution or winding up of the Bank, the Company, as the sole holder of the Bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon), all assets of the Bank available for distribution. In the event of any liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution. See "Agreement With Respect to Potential Goodwill Lawsuit Recovery."

    PREEMPTIVE RIGHTS. Holders of the Common Stock of the Company generally are not entitled to preemptive rights with respect to any shares which may be issued in the future.

PREFERRED STOCK


    Prior to consummation of the Offering, there is outstanding 85,000 shares of Series C Preferred Stock, 68,000 shares of Series D Preferred Stock and 332,000 shares of Series E Preferred Stock, all of which are owned by the Selling Stockholders. In connection with the Offering, the Outstanding Preferred Stock is to be exchanged for shares of Common Stock. See "Capitalization" and "The Stockholders' Agreement." Consequently, following consummation of the Offering, the Company will have no shares of preferred stock issued or outstanding.


    The Board of Directors of the Company is authorized to issue preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The preferred stock may be issued in distinctly designated series, may be convertible into Common Stock and may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both.

    The authorized but unissued shares of preferred stock (as well as the authorized but unissued and unreserved shares of Common Stock) are available for issuance in future mergers or acquisitions, in a future public offering or private placement or for other general corporate purposes. Except as otherwise required to approve the transaction in which the additional authorized shares of preferred stock would be issued, stockholder approval generally would not be required for the issuance of these shares. Depending on the circumstances, however, stockholder approval may be required pursuant to the requirements for listing the Common Stock on the Nasdaq Stock Market or any exchange on which the Common Stock may then be listed, if any.

RESTRICTIONS ON ACQUISITION OF THE COMPANY

    RESTRICTIONS IN THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS. A number of provisions of the Company's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation"), and Bylaws ("Bylaws"), which shall be effective upon consummation of the Offering, deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the Company's Certificate of Incorporation and Bylaws which might be deemed to have a potential "anti-takeover" effect. Reference should be made in each case to such Certificate of Incorporation and Bylaws. See "Additional Information." Notwithstanding the foregoing, under certain circumstances, the Company may be subject to Section 2115 of the California Corporation Code (as a foreign corporation) which may have the effect of superseding certain provisions of the Company's Certificate of Incorporation and Bylaws as interpreted by Delaware law, particularly those provisions providing for a staggered board of directors and eliminating cumulative voting. However, management believes that such provisions of the California Corporation Code will not apply to the Company because its securities will be listed on the Nasdaq National Market and it is anticipated that there will be at least 800 shareholders and, as such, the Company will be exempt from the provisions of Section 2115.


    BOARD OF DIRECTORS.  Article VI of the Certificate of Incorporation and
Article IV of the Bylaws of the Company contain provisions relating to the Board of Directors and provides, among other things, that the Board of Directors shall be divided into three classes as nearly equal in number as possible with the term of office of one class expiring each year. See "Management." Cumulative voting in the election of directors is prohibited by Article VI of the Certificate of Incorporation. Directors may be removed only with cause at a duly constituted meeting of stockholders called expressly for that purpose. Any vacancy occurring in the Board of Directors for any reason (including an increase in the number of authorized directors) may be filled by the concurring vote of a majority of the Directors then in office, though less than a quorum of the Board, and a director appointed to fill a vacancy shall serve for the remainder of the term to which the director has been elected, and until his successor has been elected and qualified.


    The Bylaws govern nominations for election to the Board, and provide that nominations for election to the Board of Directors may be made at a meeting of stockholders by or at the direction of the Board of

Directors or by any stockholder eligible to vote at an annual meeting of stockholders who has complied with specified notice requirements. Written notice of a stockholder nomination must be delivered to, or mailed to and received at, the Company's principal executive offices no later than (i) ninety days prior to the anniversary date of the mailing of proxy materials by the Company in connection with the immediately preceding annual meeting, provided, however, that, with respect to the 1999 annual meeting, which is expected to be held on the fourth Monday of April 1999, nominations by the stockholder must be so delivered or received no later than the close of business on the fourth Monday of January 1999, notwithstanding a determination by the Company to schedule such annual meeting at a date later than the fourth Monday of April 1999 and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;
(c) a description of all arrangements or understandings between the stockholder and each nominee and any arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholders; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission (the "Commission"); and (e) the consent of each nominee to serve as a director of the Company if so elected.


    LIMITATION OF LIABILITY. Article VIII of the Company's Certificate of Incorporation provides that the personal liability of the directors and officers of the Company for monetary damages shall be eliminated to the fullest extent permitted by the Delaware General Corporation Law ("DGCL") as it exists on the effective date of the Certificate of Incorporation or as such law may be thereafter in effect. Section 102(b)(7) of the DGCL currently provides that directors (but not officers) of corporations that have adopted such a provision will not be so liable, except (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

    INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. Article IX of the Company's Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company or any predecessor of the Company, or is or was serving at the request of the Company or any predecessor of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent authorized by Section 145 of the DGCL, provided that the Company shall not be liable for any amounts which may be due in connection with a settlement of any action, suit or proceeding effected without its prior written consent or any action, suit or proceeding initiated by any person seeking indemnification thereunder without its prior written consent.

    The Company's Certificate of Incorporation also provides that reasonable expenses (including attorneys' fees) incurred by a director, officer, employee or agent of the Company in defending any civil, criminal, administrative or investigative action, suit or proceeding described above shall be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Company.

    SPECIAL MEETINGS OF STOCKHOLDERS AND STOCKHOLDER PROPOSALS. The Company's Bylaws provide that special meetings of the Company's stockholders, for any purpose or purposes, may only be called by the affirmative vote of a majority of the Board of Directors then in office.


    The Company's Bylaws provide that only such business as shall have been properly brought before an annual meeting of stockholders shall be conducted at the annual meeting. In order to be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or (b) otherwise properly brought before the meeting by a stockholder who has given timely notice thereof in writing to the Company. For stockholder proposals to be included in the Company's proxy materials, the stockholder must comply with all the timing and informational requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With respect to stockholder proposals to be considered at the annual meeting of stockholders but not included in the Company's proxy materials, the stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 90 days prior to the anniversary date of the mailing of proxy materials by the Company in connection with the immediately preceding annual meeting; provided, however, that with respect to the 1999 annual meeting, which is expected to be held on the fourth Monday of April 1999, such written notice must be received by the Company not later than the close of business on the fourth Monday of January 1999, notwithstanding a determination by the Company to schedule such annual meeting at a date later than the fourth Monday of April 1999. A stockholder's notice shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting, (b) the name and address, as they appear on the Company's books, of the stockholder proposing such business, (c) the class and number of shares of the Company which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. The presiding officer of an annual meeting shall determine and declare to the meeting whether the business was properly brought before the meeting in accordance with the provisions of the Bylaws and any such business not properly brought before the meeting shall not be transacted.


    AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS. Article X of the Company's Certificate of Incorporation generally provides that any amendment of the Certificate of Incorporation must be first approved by a majority of the Board of Directors and, to the extent required by law, then by the holders of a majority of the shares of the Company entitled to vote in an election of directors, except that the approval of 75% of the shares of the Company entitled to vote in an election of directors is required for any amendment to Articles VI (directors), VII (meetings of stockholders and bylaws), VIII (limitation on liability of directors and officers), IX (indemnification) and X (amendment), unless any such proposed amendment is approved by a vote of 80% of the Board of Directors then in office.

    The Bylaws of the Company may be amended by a majority of the Board of Directors or by the affirmative vote of a majority of the total shares entitled to vote in an election of directors, except that the affirmative vote of at least 75% of the total shares entitled to vote in an election of directors shall be required to amend, adopt, alter, change or repeal any provision inconsistent with certain specified provisions of the Bylaws, unless any such proposed amendment is approved by a vote of 80% of the Board of Directors then in office.

    OTHER RESTRICTIONS ON ACQUISITION OF THE COMPANY. Several provisions of the DGCL could affect the acquisition of Common Stock or control of the Company.
Section 203 of the DGCL generally provides that a Delaware corporation shall not engage in any "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder unless (1) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

(2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for this purpose, shares owned by persons who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a tender offer or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The three-year prohibition on business combinations with an interested stockholder does not apply under certain circumstances, including business combinations with a corporation which does not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association, or (iii) held of record by more than 2,000 stockholders, unless in each case this result was directly or indirectly caused by the interested stockholder.

    An "interested stockholder" generally means any person that (i) is the owner of 15% of more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such a person. The term "business combination" is broadly defined to include a wide variety of transactions, including mergers, consolidations, sales of 10% or more of a corporation's assets and various other transactions which may benefit an interested stockholder.

    The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings association unless the OTS has been given 60 days' prior written notice. The HOLA provides that no company may acquire "control" of a savings association without the prior approval of the OTS. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the OTS. See "Regulation--Regulation of Savings and Loan Holding Companies--Holding Company Acquisitions."

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is Registrar and Transfer Company.

                                  UNDERWRITING


    Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Bank, the Selling Stockholders and Sandler O'Neill & Partners, L.P., as Representative of the underwriters named herein (the "Underwriters"), the Company and the Selling Stockholders have agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth opposite their names below:



                                                                                                      NUMBER OF
NAME                                                                                                    SHARES
--------------------------------------------------------------------------------------------------  --------------
Sandler O'Neill & Partners, L.P...................................................................

                                                                                                    --------------
    Total.........................................................................................      12,666,667
                                                                                                    --------------
                                                                                                    --------------



    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the shares of Common Stock offered hereby, if any are taken.



    The Underwriters propose initially to offer the Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a concession of
$         per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $         per share to certain brokers and dealers.
After the Common Stock is released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representative.



    The Company and the Selling Stockholders have granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,900,000 additional shares of Common Stock solely to cover over-allotments, if any.


    Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price was determined by negotiations between the Company and the Representative. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the estimate of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed to be relevant.


    The Company has applied to have the Common Stock quoted on the Nasdaq National Market. The Representative has advised the Company that it intends to make a market in the Common Stock, but is not obligated to do so and may discontinue any such market making at any time without notice. See "Market for Common Stock."


    The Company, the Bank and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    In connection with the Offering, the Underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares of Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares of Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.


    Neither the Company nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.



    The Underwriters may reserve for sale shares of Common Stock which may be sold at the initial public offering price to directors, officers and employees of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares of Common Stock not to be purchased will be offered by the Underwriters on the same basis as the other shares of Common Stock offered in the Offering.



    The Representative has provided from time to time, and expects to provide in the future, investment banking services to the Company and its affiliates, for which the Representative has received or will receive customary fees and commissions.



    The Company and the Selling Stockholders have agreed not to, and, the Company has further agreed, not to allow its directors and executive officers to, offer, sell, contract to sell or otherwise dispose of, except as provided in the Underwriting Agreement, any securities of the Company that are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any substantially similar securities, for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative.


                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of the Offering, the Company will have 20,546,204 shares of Common Stock outstanding (22,446,204 shares if the Underwriters' over-allotment option is exercised in full). All shares of Common Stock sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by affiliates of the Company, as that term is defined in Rule 144 under the Securities Act, may generally only be resold in compliance with applicable provisions of Rule 144.


    In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including affiliates of the Company, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date of the notice filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information about the Company. In addition, a person who is deemed an "affiliate" of the Company must comply with Rule 144 in any sale of shares of Common Stock not covered by a registration statement (except, in the case of registered shares acquired by the affiliate on the open market, for the holding period requirement). A person (or person whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume, notice and other limitations of Rule 144. In meeting the one and two year holding periods described above, a holder of restricted shares can include the holding periods of a prior owner who was not an affiliate. Substantially all of the shares of Common Stock outstanding prior to the Offering (including those issued upon conversion of the Outstanding Preferred Stock) are eligible for sale under Rule 144 subject to lock-up arrangements with the Underwriters described above. See "Underwriting."

                                    EXPERTS

    The Consolidated Financial Statements of PBOC Holdings, Inc. (formerly SoCal Holdings, Inc.) as of December 31, 1997 and 1996, and for each of the years in the three year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                            VALIDITY OF COMMON STOCK

    The validity of the Common Stock offered hereby will be passed upon for the Company by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. The validity of the Common Stock offered hereby will be passed upon for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

                             ADDITIONAL INFORMATION


    The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part) on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. The terms of all material contracts or other documents with respect to the Company are discussed in all material respects herein. Readers are entitled to rely upon such discussion for information with respect to such matters. In each instance, however, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For further information regarding the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto.


    As a result of the Offering, the Company will become subject to the reporting requirements of the Exchange Act, and in accordance therewith, will file reports and other information with the Commission. The Registration Statement and the exhibits forming a part thereof filed by the Company with the Commission, and reports and other information filed by the Company with the Commission, can be inspected without charge at, and copies can be obtained from the Commission, at prescribed rates, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the following regional offices of the
Commission: 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, 14th Floor, Suite 1400, Chicago, Illinois 60661. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
Consolidated Financial Statements:

Independent Auditors' Report...............................................................................        F-2

Consolidated Statements of Financial Condition at December 31,
1997 and 1996..............................................................................................        F-3

Consolidated Statements of Operations for the years ended
December 31, 1997, 1996 and 1995...........................................................................        F-4

Consolidated Statements of Changes in Stockholders' Equity for
the years ended December 31, 1997, 1996 and 1995...........................................................        F-5

Consolidated Statements of Cash Flows for the years ended
December 31, 1997, 1996 and 1995...........................................................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

    When the stock split referred to in Note 23 to the consolidated financial statements has been consummated, we will be in a position to render the following report.



                                          /S/ KMPG PEAT MARWICK LLP


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
PBOC Holdings, Inc.:

    We have audited the accompanying consolidated statements of financial condition of PBOC Holdings, Inc. (formerly SoCal Holdings, Inc.) (a Delaware Corporation) and subsidiaries (the Company) as of December 31, 1997 and 1996 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PBOC Holdings, Inc. and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


Los Angeles, California
  February 20, 1998, except as to
  note 23 to the consolidated financial
  statements, which is as of May   , 1998.

                              PBOC HOLDINGS, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1997 AND 1996

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                       PROFORMA 1997
                                                                       (NOTES 22 AND
                                                                            23)            1997         1996
                                                                      ----------------  -----------  -----------
                                                                        (UNAUDITED)
                               ASSETS
Cash and cash equivalents...........................................    $     14,113    $    14,113  $    14,720
Federal funds sold..................................................           7,004          7,004        7,200
Securities available-for-sale, at estimated market values (notes 3,
  12 and 16)........................................................         571,160        571,160      502,301
Mortgage-backed securities held-to-maturity, estimated market values
  $9,743 and $10,899 at December 31, 1997 and 1996 (notes 5 and
  12)...............................................................           9,671          9,671       10,971
Loans receivable, net (notes 6, 7 and 12)...........................       1,533,212      1,533,212    1,141,707
Real estate held for investment and sale, net (note 8)..............          15,191         15,191       22,561
Premises and equipment, net (note 9)................................           6,676          6,676        6,262
Federal Home Loan Bank stock, at cost (note 12).....................          23,634         23,634       15,380
Accrued interest receivable.........................................          13,216         13,216       11,611
Other assets........................................................          19,177         19,177       15,205
                                                                      ----------------  -----------  -----------
    Total assets....................................................    $  2,213,054    $ 2,213,054  $ 1,747,918
                                                                      ----------------  -----------  -----------
                                                                      ----------------  -----------  -----------
                LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (note 10)..................................................    $  1,266,615    $ 1,266,615  $ 1,371,243
Securities sold under agreements to repurchase (note 11)............         340,788        340,788      192,433
Advances from the Federal Home Loan Bank (note 12)..................         472,000        472,000       80,000
Senior debt (note 13)...............................................          11,113         11,113       11,398
Accrued expenses and other liabilities..............................           9,686          9,686       28,022
                                                                      ----------------  -----------  -----------
    Total liabilities...............................................       2,100,202      2,100,202    1,683,096
                                                                      ----------------  -----------  -----------
Commitments and contingencies (notes 6, 9 and 18)
Minority interest (note 1)..........................................          33,250         33,250           --
Stockholders' equity (notes 1, 15 and 20):
  Preferred stock, $.01 par value. Authorized 1,000,000 shares; none issued or outstanding
    Preferred stock Series C, voting issued and outstanding 85,000
      shares; liquidation value $8,500..............................    $         --    $         1  $         1
    Preferred stock Series D, voting, issued and outstanding 68,000
      shares; liquidation value $6,800..............................              --              1            1
    Preferred stock Series E, nonvoting, issued and outstanding
      332,000 shares; liquidation value $33,200.....................              --              3            3
  Common stock, par value $.01 per share. Authorized 75,000,000 and
    500,000 shares; issued and outstanding 11,679,537 and 98,502
    shares..........................................................              12              1            1
  Additional paid-in capital........................................         129,816        129,814      129,793
  Unrealized losses on securities available-for-sale................          (1,974)        (1,974)      (6,084)
  Minimum pension liability, net of tax.............................            (293)          (293)          --
  Accumulated deficit...............................................         (47,959)       (47,951)     (58,893)
                                                                      ----------------  -----------  -----------
    Total stockholders' equity......................................          79,602         79,602       64,822
                                                                      ----------------  -----------  -----------
    Total liabilities and stockholders' equity......................    $  2,213,054    $ 2,213,054  $ 1,747,918
                                                                      ----------------  -----------  -----------
                                                                      ----------------  -----------  -----------


          See accompanying notes to consolidated financial statements.

                              PBOC HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    1997       1996       1995
                                                                                  ---------  ---------  ---------
Interest, fees and dividend income:
  Short term investments........................................................  $   1,038  $   1,195  $   2,498
  Securities purchased under agreements to resell...............................      2,328      3,257      3,157
  Investment securities.........................................................      3,980      2,374        180
  Mortgage-backed securities....................................................     32,672     26,136     21,836
  Loans receivable..............................................................     89,938     89,020     94,473
  Federal Home Loan Bank stock..................................................      1,023        914        782
                                                                                  ---------  ---------  ---------
    Total interest, fees and dividend income....................................    130,979    122,896    122,926
                                                                                  ---------  ---------  ---------
Interest expense:
  Deposits (note 10)............................................................     67,247     75,136     74,866
  Advances from the Federal Home Loan Bank......................................      8,785      3,207     11,376
  Securities sold under agreements to repurchase................................     19,635     10,901      7,067
  Senior debt...................................................................      1,271      1,160      2,983
  Hedging costs, net (note 16)..................................................        267        387      1,685
                                                                                  ---------  ---------  ---------
    Total interest expense......................................................     97,205     90,791     97,977
                                                                                  ---------  ---------  ---------
Net interest income.............................................................     33,774     32,105     24,949
Provision for loan losses (note 7)..............................................      2,046      2,884      8,823
                                                                                  ---------  ---------  ---------
    Net interest income after provision for loan losses.........................     31,728     29,221     16,126
                                                                                  ---------  ---------  ---------
Other income:
  Loan service and loan related fees............................................        481      1,378      1,582
  Gain on mortgage-backed securities sales, net.................................      1,275      3,638        641
  Gain (loss) on loan and loan servicing sales, net (note 4)....................      3,413        (53)      (166)
  (Loss) income from real estate operations, net (note 8).......................     (1,805)     1,946     (2,067)
  Other income..................................................................      1,753      1,215        513
                                                                                  ---------  ---------  ---------
    Total other income..........................................................      5,117      8,124        503
                                                                                  ---------  ---------  ---------
Operating expenses:
  Personnel and benefits........................................................     11,787     10,763     12,108
  Occupancy.....................................................................      7,109      6,389      7,022
  FDIC insurance................................................................      4,899      4,415      4,290
  Professional services.........................................................        528        771      2,050
  Office related expenses.......................................................      3,913      3,992      3,958
  Other.........................................................................      1,307      1,486      1,323
                                                                                  ---------  ---------  ---------
    Total operating expenses....................................................     29,543     27,816     30,751
                                                                                  ---------  ---------  ---------
Earnings (loss) before income tax benefit and minority interest.................      7,302      9,529    (14,122)
Income tax benefit (note 14)....................................................     (4,499)    (3,015)    (2,644)
                                                                                  ---------  ---------  ---------
Earnings (loss) before minority interest........................................     11,801     12,544    (11,478)
Minority interest...............................................................        859         --         --
                                                                                  ---------  ---------  ---------
    Net earnings (loss).........................................................     10,942     12,544    (11,478)
Preferred dividends undeclared, but accumulated.................................     (7,340)    (6,555)    (3,385)
                                                                                  ---------  ---------  ---------
    Net earnings (loss) available to common stockholders........................  $   3,602  $   5,989  $ (14,863)
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
Earnings per share, basic and diluted...........................................  $    1.14  $    1.90  $   (3.41)
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
Weighted average shares outstanding.............................................  3,152,064  3,152,064  4,361,280
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
Proforma earnings per share (unaudited).........................................  $    0.94
                                                                                  ---------
                                                                                  ---------
Proforma weighted average shares outstanding (unaudited)........................  11,679,537
                                                                                  ---------
                                                                                  ---------

          See accompanying notes to consolidated financial statements.

                              PBOC HOLDINGS, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                  1997        1996        1995
                                                                               ----------  ----------  ----------
Preferred stock:
  Balance at beginning of year...............................................  $        5  $        5  $        2
  Retirement of preferred stock Series A and Series B........................          --          --          (2)
  Issuance of preferred stock series C.......................................          --          --           1
  Issuance of preferred stock series D.......................................          --          --           1
  Issuance of preferred stock series E.......................................          --          --           3
                                                                               ----------  ----------  ----------
  Balance at end of year.....................................................           5           5           5
                                                                               ----------  ----------  ----------
Common stock:
  Balance at beginning of year...............................................           1           1           2
  Retirement of common stock class A and class B.............................          --          --          (2)
  Issuance of common stock...................................................          --          --           1
                                                                               ----------  ----------  ----------
  Balance at end of year.....................................................           1           1           1
                                                                               ----------  ----------  ----------
Additional paid-in capital:
  Balance at beginning of year...............................................     129,793     129,691      30,828
  Capital contribution, net..................................................          21         102      98,863
                                                                               ----------  ----------  ----------
  Balance at end of year.....................................................     129,814     129,793     129,691
                                                                               ----------  ----------  ----------
Unrealized gains (losses) on securities for-sale:
  Balance at beginning of year...............................................      (6,084)     (1,647)        (32)
  Change in unrealized gains (losses) on securities available-for-sale.......       4,110      (4,437)     (1,615)
                                                                               ----------  ----------  ----------
  Balance at end of year.....................................................      (1,974)     (6,084)     (1,647)
                                                                               ----------  ----------  ----------
Minimum pension liability net of tax:
  Balance at beginning of year...............................................          --          --          --
  Change during year.........................................................        (293)         --          --
                                                                               ----------  ----------  ----------
  Balance at end of year.....................................................        (293)         --          --
                                                                               ----------  ----------  ----------
Accumulated deficit:
  Balance at beginning of year...............................................     (58,893)    (71,437)    (83,263)
  Net earnings (loss)........................................................      10,942      12,544     (11,478)
  Capital contribution, net..................................................          --          --      23,304
                                                                               ----------  ----------  ----------
  Balance at end of year.....................................................     (47,951)    (58,893)    (71,437)
                                                                               ----------  ----------  ----------
      Total stockholders' equity.............................................  $   79,602  $   64,822  $   56,613
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

        See accompanying notes to the consolidated financial statements.

                              PBOC HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                             (DOLLARS IN THOUSANDS)


                                                                                 1997       1996        1995
                                                                               ---------  ---------  -----------
Cash flows from operating activities:
  Net earnings (loss)........................................................  $  10,942  $  12,544  $   (11,478)
  Adjustments to reconcile net earnings (loss) to net cash provided by (used
    in) operating activities:
    Depreciation and amortization............................................      1,234      1,837        1,770
    Provisions for loan and real estate losses...............................      4,800      3,650       10,834
    Decrease (increase) in valuation allowance on net deferred tax asset.....      8,159      8,106       (5,230)
    (Amortization) write-down for discontinued lease operations..............       (265)      (150)        (309)
    (Decrease) increase in net deferred tax asset............................     (3,434)    (5,069)       7,880
    Amortization and accretion of premiums, discounts and deferred fees......      2,270        515          423
    Amortization of purchase accounting intangible assets, premiums and
      discounts, net.........................................................        (90)      (185)        (234)
    Gain on sale of investment and mortgage-backed securities................     (1,275)    (3,638)        (641)
    Loss (gain) on sale of loans and loan servicing..........................     (3,413)        53          166
    Gain on real estate sales................................................     (2,214)    (3,346)        (392)
    Federal Home Loan Bank stock dividend....................................       (952)      (853)        (803)
    Increase in accrued interest receivable..................................     (1,605)    (2,173)        (176)
    Increase (decrease) in accrued interest payable..........................     (1,000)     5,539         (771)
    Decrease in other assets.................................................     (8,697)   (10,317)      (1,795)
    Interest deferred on Senior Debt.........................................         --      1,165           --
    Increase (decrease) in accrued expenses..................................    (17,364)    15,419        1,883
                                                                               ---------  ---------  -----------
      Net cash provided by (used in) operating activities....................    (12,904)    23,097        1,127
                                                                               ---------  ---------  -----------
Cash flows from investing activities:
  Increase (decrease) in securities purchased under agreements to resell.....         --     35,000      (35,000)
  Proceeds from sales of investment and mortgage-backed securities
    available-for-sale.......................................................    235,612    162,087      184,877
  Proceeds from sales of investment and mortgage-backed securities
    held-to-maturity.........................................................         --         --       38,713
  Proceeds from sale of loans and servicing rights...........................     93,081         --       27,541
  Investment and mortgage-backed security principal repayments and
    maturities...............................................................    108,022     52,380       58,020
  Loan originations, net of repayments.......................................     17,607     41,610       50,391
  Purchases of investments and mortgage-backed securities
    available-for-sale.......................................................   (408,780)  (476,748)    (212,155)
  Purchase of mortgage-backed securities held-to-maturity....................         --    (10,971)          --
  Purchases of loans.........................................................   (515,053)        --           --
  Costs capitalized on real estate...........................................     (1,424)    (2,228)        (262)
  Proceeds from sale of real estate..........................................     23,458     40,217       20,299
  Additions to premises and equipment........................................     (1,833)    (1,081)        (886)
  Sales of premises and equipment............................................         --        785        1,058
  Purchase of FHLB stock.....................................................     (8,475)        --           --
  Redemption of FHLB stock...................................................      1,173         --        2,914
                                                                               ---------  ---------  -----------
      Net cash (used in) provided by investing activities....................   (456,612)  (158,949)     135,510
                                                                               ---------  ---------  -----------
Cash flows from financing activities:
  Proceeds from subsidiary preferred stock offering..........................     33,250         --           --
  Proceeds from capital infusion, net........................................         21         --       48,500
  Proceeds from issuance of senior debt......................................         --         --       10,000
  Payment of principal holdback..............................................         --         --        1,920
  Cash contributions to additional paid-in capital...........................         --        102          442
  Expenses related to the issuance of stock..................................         --         --         (201)
  Repayment on senior debt...................................................       (285)        --           --
  Redemption of preferred stock..............................................         --         --          (57)
  Net increase (decrease) in deposits........................................   (104,628)  (102,075)      89,100
  Net increase in securities sold under agreements to repurchase.............    148,355    192,433           --
  Issuance of FHLB advances..................................................  1,137,684    113,900   12,188,746
  Repayment of FHLB advances.................................................   (745,684)   (65,646) (12,467,000)
                                                                               ---------  ---------  -----------
      Net cash provided by (used in) financing activities....................    468,713    138,714     (128,550)
                                                                               ---------  ---------  -----------
Net increase (decrease) in cash and cash equivalents.........................       (803)     2,862        8,087
Cash and cash equivalents at beginning of year...............................     21,920     19,058       10,971
                                                                               ---------  ---------  -----------
Cash and cash equivalents at end of year.....................................  $  21,117  $  21,920  $    19,058
                                                                               ---------  ---------  -----------
                                                                               ---------  ---------  -----------
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest.................................................................  $  96,667  $  83,691  $    95,698
    Income taxes.............................................................        200        247            6
                                                                               ---------  ---------  -----------
                                                                               ---------  ---------  -----------
Supplemental schedule of non cash investing and financing activities:
  Foreclosed real estate.....................................................  $  31,349  $  42,518  $    20,431
  Loans originated in connection with sale of foreclosed real estate.........     16,145     12,608        6,412
  Contribution of debt to equity.............................................  $      --  $      --  $    50,160
                                                                               ---------  ---------  -----------
                                                                               ---------  ---------  -----------


          See accompanying notes to consolidated financial statements.

                              PBOC HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1996 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

    On May 22, 1995, a plan of reorganization of PBOC Holdings, Inc. (formerly SoCal Holdings, Inc.) (the Company), was adopted by the stockholders of the Company, under which existing stockholders of the Company agreed to invest an aggregate of $58.5 million in new debt and equity securities of the Company. Under an existing commitment, one of the stockholders agreed to purchase from the Company for $1.9 million a Senior Note due 2002 which was also contributed to the capital of the Company. The stockholders also contributed the Company Senior Notes due 2002 (including all accrued and unpaid interest thereon) acquired by them in 1992 to the capital of the Company.


    The gross proceeds from the sale of such debt and equity securities less $36,572 used by the Company to redeem all of the Series A and Series B Preferred Stock of the Company, or $60.4 million, was contributed by the Company to the capital of People's Bank Of California (formerly Southern California Federal Savings and Loan Association) (the Bank) on June 1, 1995. Pursuant to a related Plan of Reorganization of the Bank adopted on May 16, 1995 by the stockholders of the Bank, the Bank redeemed all outstanding shares of the Bank Series A and Series B Preferred Stock for an aggregate of $19,688. The remaining net proceeds totaling $60.4 million were utilized to increase the Bank's capital level. Upon consummation of the recapitalization of the Company and the Bank, the Bank was "adequately capitalized."


    On May 31, 1995, the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation (FDIC) had approved the recapitalization of the Company and the Bank in accordance with the plans of reorganizations of the Company and the Bank. Upon written submission to the OTS that the Bank became adequately capitalized upon consummation of the recapitalization, effective June 1, 1995, certain regulatory sanctions against the Bank were removed and the Bank was deemed not subject to 12 C.F.R. Section 565.5 relating to the filing of and compliance with capital restoration plans.

    The following is a description of significant accounting and reporting policies which the Company follows in preparing and presenting its consolidated financial statements.

BASIS OF ACCOUNTING

    The consolidated financial statements are prepared in accordance with generally accepted accounting principles which conform to general practice within the savings and loan industry. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned, except for People's Preferred Capital Corporation (PPCC) in which the Company owns all of the common stock. All significant intercompany accounts and transactions have been eliminated in consolidation.

                              PBOC HOLDINGS, INC.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    On June 19, 1997, the Bank created People's Preferred Capital Corporation, a real estate investment trust (REIT), for the purpose of acquiring, holding, and managing real estate mortgage assets. All of PPCC's common stock is owned by the Bank. The Bank services a portion of the mortgage assets pursuant to a servicing agreement with the Bank. On October 3, 1997, PPCC consummated a public offering of $35.6 million of its 9.75% Noncumulative Exchangeable Preferred Stock, which, net of issue costs, is reflected in the Bank's 1997 consolidated statement of financial condition as a minority interest. PPCC used the proceeds from such offering to acquire mortgage assets from the Bank.

FEES ON LOANS AND MORTGAGE-BACKED AND INVESTMENT SECURITIES

    The Company defers origination and related fees on loans and certain direct loan origination costs. These deferred fees, net of any deferred costs, are amortized as an adjustment to the yield on the loans over their lives using the interest method.

    The Company may purchase whole loans at a premium or discount which is amortized over the life of the loans as an adjustment to yield using the interest method. The premium or discount amortization percentage is determined by adjusting the yield for estimated prepayments when prepayments are probable and the timing and amount of prepayments can be reasonably estimated based on market consensus prepayment rates. Calculation of the yield is done on the aggregate method where there are a large number of similar loans, otherwise, a loan by loan approach is used. The yield on adjustable rate loans is calculated based upon the fully adjusted rate in effect when the loan or security is originated or purchased. Initial estimates of prepayment rates are evaluated periodically against actual prepayment experience and current market consensus prepayment forecasts and if significantly different from the original estimate, the yield is recalculated.

    The Company purchases mortgage-backed and investment securities at a premium or discount which is amortized over the life of the security as an adjustment to the yield using the interest method. The premium or discount percentage is determined by adjusting the securities' yield for estimated prepayments when prepayments are probable and the timing and amount of prepayments can be reasonably estimated based on market consensus prepayment rates.

COMMITMENT FEES

    Commitment fees received in connection with the origination or purchase of loans are deferred and recognized over the life of the resulting loans using the interest method as an adjustment of yield. If the commitment, or a portion thereof, expires unexercised, deferred commitment fees are recognized in income upon expiration of the commitment. There were no expired commitment fees recognized during the years ended December 31, 1997, 1996 and 1995. Direct costs, if any, to originate a commitment are expensed as incurred.

    Commitment fees paid to an investor in connection with the sale of loans are expensed and reduce the net sales proceeds at the time of sale.

INVESTMENT SECURITIES AND LOANS

    Management determines the appropriate classification of its securities (mortgage-backed and investment securities) and loans at the time of purchase or origination.

                              PBOC HOLDINGS, INC.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    SECURITIES AVAILABLE-FOR-SALE--Securities to be held for indefinite periods of time and not intended to be held-to-maturity are classified as available-for-sale. Assets included in this category are those assets that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes. Securities available-for-sale are recorded at fair value. Both unrealized gains and losses on securities available-for-sale, net of taxes, are included as a separate component of stockholders' equity in the consolidated statements of financial condition until these gains or losses are realized. Gains or losses on sales of securities are based on the specific-valuation method. If a security has a decline in fair value that is other than temporary, then the security will be written down to its fair value by recording a loss in the consolidated statements of operations. Premiums and discounts are accreted or amortized using the interest method over the estimated life of the securities.

    SECURITIES HELD-TO-MATURITY--Securities that management has the intent and the Bank has the ability at the time of purchase or origination to hold until maturity are classified as securities held-to-maturity. Securities in this category are carried at amortized cost adjusted for accretion of discounts and amortization of premiums using the interest method over the estimated life of the securities. If a security has a decline in fair value below its amortized cost that is other than temporary, then the security will be written down to its new cost basis by recording a loss in the consolidated statements of operations.

    LOANS HELD-FOR-SALE--Loans held-for-sale in connection with the Bank's secondary marketing activities are recorded at the lower of amortized cost or fair value. Unrealized losses are included in the consolidated statements of operations.

    FEDERAL HOME LOAN BANK (FHLB) STOCK--This asset is owned due to regulatory requirements and is carried at cost. This stock is pledged as collateral to secure FHLB advances.

IMPAIRED LOANS

    A loan is impaired when it is "probable" that a creditor will be unable to collect all amounts due (i.e., both principal and interest) according to the contractual terms of the loan agreement. The measurement of impairment may be based on (1) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) the observable market price of the impaired loan or (3) the fair value of the collateral of a collateral-dependent loan. The amount by which the recorded investment of the loan exceeds the measure of the impaired loan is recognized by recording a valuation allowance.

    Interest income on impaired loans is recognized on a cash basis if it is determined that collection of principal is probable. Loans that are 90 days or more past due, or when full collection of principal and interest is not probable, are placed on nonaccrual status and interest income that has been earned but not collected is reversed. Loans are returned to accrual status when the borrower has had a period of sustained repayment performance. Management considers all loans formally treated as troubled debt restructurings to be impaired loans in the year of restructuring.

ALLOWANCE FOR LOAN LOSSES

    Valuation allowances for losses on loans and real estate are provided on both a specific and general basis. Specific and general valuation allowances are increased by provisions charged to expense and decreased by charge-offs of loans net of recoveries. Specific allowances are provided for impaired loans for which the expected loss is measurable. General valuation allowances are provided based on a formula

                              PBOC HOLDINGS, INC.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) which incorporates a number of factors, including economic trends, industry experience, estimated collateral values, past loss experience, the Bank's underwriting practices, and management's ongoing assessment of the credit risk inherent in the asset portfolio. The Bank periodically reviews the assumptions and formula by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowance in light of the current status of the factors described above.


    While management uses the best information available to make the periodic evaluations of specific and general valuation allowances, adjustments to both allowances may be necessary if actual future economic conditions differ substantially from the assumptions used in making such periodic evaluations. Regulatory examiners may require the Company to recognize additions to the allowance based upon their judgments about information available to them at the time of their examination.


REAL ESTATE HELD FOR INVESTMENT AND FOR SALE

    Real estate held for investment consists of investments in limited partnerships which were acquired for development and sale. Real estate held-for-sale consists of property acquired in settlement of loans. Real estate held for investment and for sale is carried at lower of cost or market value, net of anticipated selling costs. Market value is determined based on recent appraisals or discounted cash flow calculations. Gains or losses on sales of real estate, net of selling and other costs, are recognized at the time of sale.

    Real estate acquired in settlement of loans is recorded at the date of acquisition at fair value, less estimated disposition costs. The excess of the loan balance over fair value of the asset acquired, if any, is charged to the allowance for loan losses upon foreclosure. Subsequent to foreclosure, additional decreases in the carrying value of foreclosed properties are recognized through a provision charged to operations. An allowance for losses equal to the excess of the book value over the fair value of the property, less estimated selling costs is maintained. The allowance for losses is increased or decreased for subsequent changes in estimated fair market value. Costs of developing and improving such property to facilitate sale are capitalized. Expenses related to holding such real estate, net of rental and other income, are charged against operations as incurred.

GAINS ON THE SALE OF LOANS AND LOAN SERVICING

    Gains or losses on sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the allocated basis of the loans sold. The Company adopted effective January 1, 1997, Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," (SFAS
125). In accordance with SFAS 125, the Company capitalizes mortgage servicing rights (MSRs) acquired through either the purchase or origination of mortgage loans for sale or securitization with servicing rights retained. The total costs of the mortgage loans designated for sale is allocated to the MSRs and the mortgage loans without the MSRs based on their relative fair values. The MSRs are included in other assets and as a component of gain on sale of loans. The MSRs are amortized in proportion to and over the estimated period of net servicing income. Such amortization is reflected as a component of loan servicing fees.

    The MSRs are periodically reviewed for impairment based on their fair value. The fair value of the MSRs for the purpose of impairment, is measured using a discounted cash flow analysis based on the Company's estimated net servicing income, market prepayments rates and market-adjusted discount rates. Impairment is measured on a disaggregated basis based on predominant risk characteristics of the underlying mortgage loans. The risk characteristics used by the Company for the purpose of capitalization

                              PBOC HOLDINGS, INC.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) and impairment evaluation include loan type, interest rate tranches, loan term and collateral type. Impairment losses are recognized through a valuation allowance, with any associated provision recorded as a component of loan servicing fees.

    Gains or losses on sales of servicing assets for which the Company owns the underlying loans are deferred and amortized over the estimated loan lives using the interest method.

DEPRECIATION AND AMORTIZATION

    Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which ranges from 3 to 25 years. Leasehold improvements are amortized using the straight-line method over the lives of the assets or term of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred.

TAXES ON INCOME

    The Company uses the asset and liability method for measurement and recognition of income taxes. The balance sheet amounts of net deferred tax assets or liabilities are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their financial statement basis, plus available tax operating loss carryforwards and tax credit carryforwards, reduced by a valuation allowance for that portion of tax assets not considered more likely than not to be realized. Deferred income tax benefit is recognized for the change in net deferred tax assets or liabilities, plus the valuation allowance change. Current income tax is the amount of total taxes currently payable.

DERIVATIVE AND HEDGING ACTIVITIES

    The Company uses interest rate swap (swaps), interest rate cap (caps), interest rate floor (floors), and interest rate corridor (corridors) contracts in the management of its interest rate risk. The objective of these financial instruments is to more closely match the estimated repricing duration and/or repricing characteristics of specifically identified interest-sensitive assets and liabilities to reduce interest rate exposure. Such contracts are used to reduce interest rate risk and are not used for speculative purposes, and therefore are not marked-to-market. The net interest income or expense, net of amortization of premiums, discounts and fees, from these contracts is recognized currently on an accrual basis over their term in interest expense in "hedging costs, net" in the consolidated statements of operations.

    Premiums paid for and discounts associated with, and costs and fees of interest rate swap, cap, floor and corridor contracts are amortized or accredited into interest expense on a straight-line basis over the life of the contracts.

CASH AND CASH EQUIVALENTS


    For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments (investments) purchased with an original maturity of three months or less to be cash equivalents. This currently includes cash and amounts due from banks, Federal funds sold, and term certificates of deposit.


EARNINGS PER SHARE

    At December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share" (SFAS 128). Under SFAS 128 basic earnings per share excludes dilution and is computed by dividing income available

                              PBOC HOLDINGS, INC.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted from issuance of common stock that then shared in earnings.

RECENT ACCOUNTING PRONOUNCEMENTS


    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The adoption of SFAS No. 130 will not have a material impact on the Bank.



    In June 1997, the FASB issued SFAS No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This Statement supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segment of a Business Enterprise." SFAS 131 requires that all public enterprises report financial and descriptive information about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This Statement is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years should be restated. This Statement need not be applied to interim financial statements in the year of application, but comparative information for interim periods in the initial year of application shall be reported in financial statements for interim periods in the second year of application. Early application is encouraged. Management believes that the adoption of SFAS 131 will not have a material impact on the company's operation.


    In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pension and Other Postretirement Benefits." SFAS 132 amends the disclosure requirements of SFAS No. 87, "Employers' Accounting for Pensions, SFAS No. 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for termination Benefits," and SFAS 106, "Employer's Accounting for Retirement Benefits Other than Pensions." SFAS 132 standardizes the disclosure requirements of SFAS Nos. 87 and 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other retirement benefits. SFAS 132 is effective for fiscal years beginning after December 15, 1997. SFAS 132 will result in disclosure changes only.

                              PBOC HOLDINGS, INC.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
YEAR 2000


    The Company has adopted a plan to address Year 2000 data processing issues. The plan includes the assessment of all internal systems, programs and data processing applications as well as those provided to the Company by third-party vendors. A significant portion of the Company's data processing and loan servicing is performed by third-party vendors from which the Company has requested (and received) confirmation that they expect to be compliant with Year 2000 issues.


    The Company has not incurred significant expenses to-date, but expects to incur total expenses of $200,000 through 1999 to address Year 2000 issues.

RECLASSIFICATION

    Certain amounts in prior years' financial statements have been reclassified to conform to the current financial statement presentation.

(2) SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL


    The Bank purchases securities under agreements to resell at a later date at set prices, generally collateralized by AA or higher rated mortgage-backed securities. The average outstanding balance was approximately $41,225,000 and $58,919,000 during each of the years ended December 31, 1997 and 1996, respectively. The maximum outstanding balance at any month-end was $25,000,000 during 1996. There was no balance outstanding at any month-end during 1997. The weighted average interest rate on such agreements was approximately 5.65%, 5.53% and 6.17% during the years ended December 31, 1997, 1996 and 1995, respectively. The securities pledged are held by a third-party institution.

                              PBOC HOLDINGS, INC.

(3) SECURITIES AVAILABLE-FOR-SALE

    The Bank holds certain securities available-for-sale. The amortized cost, unrealized gains and losses, and estimated fair value of securities available-for-sale at December 31, 1997 and 1996 were as follows (dollars in thousands):

                                                                                          1997
                                                                   --------------------------------------------------
                                                                   AMORTIZED    UNREALIZED    UNREALIZED   ESTIMATED
                                                                      COST         GAINS        LOSSES     FAIR VALUE
                                                                   ----------  -------------  -----------  ----------
Debt securities issued by government agencies:
  Due after one year through five years..........................  $   55,250    $     156     $     (73)  $   55,333
  Due after five years to ten years..............................      74,254          244          (205)      74,293
  Due after ten years............................................      10,000           93            --       10,093
  Mortgage-backed securities.....................................     420,621          377        (2,548)     418,450
  SBA certificates...............................................      13,009           --           (18)      12,991
                                                                   ----------        -----    -----------  ----------
    Total securities available-for-sale..........................  $  573,134    $     870     $  (2,844)  $  571,160
                                                                   ----------        -----    -----------  ----------
                                                                   ----------        -----    -----------  ----------

                                                                                          1996
                                                                   --------------------------------------------------
                                                                   AMORTIZED    UNREALIZED    UNREALIZED   ESTIMATED
                                                                      COST         GAINS        LOSSES     FAIR VALUE
                                                                   ----------  -------------  -----------  ----------
Debt securities issued by government agencies:
  Due after five year through ten years..........................  $   40,023    $      --     $  (1,309)  $   38,714
  Mortgage-backed securities.....................................     468,362          170        (4,945)     463,587
                                                                   ----------        -----    -----------  ----------
    Total securities available-for-sale..........................  $  508,385    $     170     $  (6,254)  $  502,301
                                                                   ----------        -----    -----------  ----------
                                                                   ----------        -----    -----------  ----------


    Proceeds from sales of investments and mortgage-backed securities available-for-sale were approximately $235,612,000, $162,087,000 and $184,877,000 in each of the years ended December 31, 1997, 1996 and 1995, respectively, and resulted in gross realized gains of approximately $1,714,000, $3,860,000 and $551,000, respectively, and gross realized losses of approximately $439,000, $222,000 and $18,000 in the years ended December 31, 1997, 1996 and 1995, respectively.


    At December 31, 1997 and 1996, the amortized cost and estimated fair value of mortgage-backed securities available-for-sale pledged to secure borrowings and swap agreements are as follows:


                                                                            1997                     1996
                                                                   -----------------------  -----------------------
                                                                   AMORTIZED    ESTIMATED    AMORTIZED   ESTIMATED
                                                                      COST     FAIR VALUE      COST      FAIR VALUE
                                                                   ----------  -----------  -----------  ----------
Pledged against:
  Securities sold under agreements to repurchase.................  $  366,827   $ 365,822    $ 209,328   $  206,264
  Advances from Federal Home Loan Bank...........................      47,542      46,779       94,824       93,795
  Swap and corridor agreements...................................       1,970       1,943        8,442        8,259
  Treasury tax and loan account..................................       4,577       4,546        5,056        4,874
  Loan servicing custodial deposit accounts......................          --          --        4,614        4,554
                                                                   ----------  -----------  -----------  ----------
                                                                   $  420,916   $ 419,090    $ 322,264   $  317,746
                                                                   ----------  -----------  -----------  ----------
                                                                   ----------  -----------  -----------  ----------

                              PBOC HOLDINGS, INC.

(4) LOANS HELD-FOR-SALE


    Proceeds from sales of loans held-for-sale and servicing rights were approximately $93,081,000 and $27,541,000 in each of the years ended December 31, 1997 and 1995, respectively, and resulted in gross realized gains of approximately $165,000 and $170,000 and gross realized losses of approximately $0 and $296,000 in each of the years ended December 31, 1997 and 1995, respectively. There were no loans sold in 1996. Gains from sales of servicing rights, including flow through and bulk sales of servicing, were approximately $3,248,000 for the year ended December 31, 1997. For 1997, gains of $5,291,000 on sales of servicing rights to loans owned by the Bank were deferred. The remaining unamortized balance for this deferred gain was $4,131,000 at December 31, 1997. There were no sales of servicing during the years ended December 31, 1996 and 1995.



    In the years ended December 31, 1997, 1996 and 1995, write-offs of servicing assets totaled approximately $0, $18,000 and $40,000, respectively, and are included in gain (loss) on loan and loan servicing sales in the accompanying consolidated statements of operations.


(5) MORTGAGE-BACKED SECURITIES HELD-TO-MATURITY

    The amortized cost, unrealized gains and losses, and estimated fair value of mortgage-backed securities at December 31, 1997 and 1996 are as follows (dollars in thousands):

                                                                     AMORTIZED    UNREALIZED     UNREALIZED     ESTIMATED
                                                                       COST          GAINS         LOSSES      FAIR VALUE
                                                                    -----------  -------------  -------------  -----------
1997..............................................................   $   9,671     $      72      $      --     $   9,743
                                                                    -----------          ---            ---    -----------
                                                                    -----------          ---            ---    -----------
1996..............................................................   $  10,971     $      --      $     (72)    $  10,899
                                                                    -----------          ---            ---    -----------
                                                                    -----------          ---            ---    -----------

    Substantially all mortgage-backed securities are collateralized by single-family residence secured loans.

    There was no sales of mortgage-backed securities in 1997 and 1996. Proceeds from sales of mortgage-backed securities totaled approximately $38,713,000 in the year ended December 31, 1995. Such sales resulted in gross realized gains of approximately $405,000 and gross realized losses of $297,000 in the year ended December 31, 1995.

                              PBOC HOLDINGS, INC.

(6) LOANS RECEIVABLE

    A summary of loans receivable at December 31, 1997 and 1996 is as follows (dollars in thousands):

                                                                                            1997          1996
                                                                                        ------------  ------------
Real estate loans
  Single-family residential:
    Fixed rate........................................................................  $    212,552  $    134,971
    Variable rate.....................................................................       741,149       460,944
  Multifamily, primarily variable rate................................................       426,254       453,064
  Commercial and industrial, primary variable rate....................................       135,407       110,931
  Land, primarily fixed rate..........................................................         5,896         1,639
                                                                                        ------------  ------------
      Real estate loans...............................................................     1,521,258     1,161,549
Commercial loans......................................................................        22,484         3,523
Consumer loans........................................................................         8,485           988
Secured by deposits...................................................................         2,287         2,132
                                                                                        ------------  ------------
      All loans.......................................................................     1,554,514     1,168,192
Less:
  Undistributed loan proceeds.........................................................         6,206           473
  Unamortized net loan (premiums)/discounts and deferred origination fees.............        (6,859)        2,732
  Deferred gain on servicing sold.....................................................         4,131            --
  Allowance for loan losses (note 7)..................................................        17,824        23,280
                                                                                        ------------  ------------
                                                                                        $  1,533,212  $  1,141,707
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    Nonaccrual loans were $9,904,000, $18,238,000 and $35,592,000 at December
31, 1997, 1996 and 1995, respectively. If loans which were on nonaccrual at December 31, 1997, 1996 and 1995 had performed in accordance with their terms for the year or since origination, if shorter, interest income from these loans would have been $644,000, $1,405,000 and $3,154,000, respectively. Interest collected on these loans for these years was $67,000, $846,000 and $1,046,000, respectively.


    The Company's variable rate loans are indexed primarily to the Federal Home Loan Bank Eleventh District Cost of Funds Index (COFI) and U.S. Treasury one year CMT.


    Substantially all real estate collateralized loans are secured by first trust deeds. The Bank's loan portfolio is concentrated primarily in the state of California. The commercial real estate secured portfolio is diversified with no significant industry concentrations of credit risk. Single-family residence, multifamily, and commercial real estate secured loans are diversified geographically across the state and by size.


    At December 31, 1997, the Company had loan applications pending to originate loans of approximately $42,859,000. Other than pending loan applications at year-end, the Bank had no outstanding commitments to originate or purchase loans.

                              PBOC HOLDINGS, INC.

(7) ALLOWANCE FOR LOAN LOSSES AND PROVISION FOR LOAN LOSSES

    An analysis of the activity in the allowance for loan losses for each of the years ended December 31, 1997, 1996 and 1995 is as follows (dollars in thousands):

                                                                                    1997        1996       1995
                                                                                  ---------  ----------  ---------
Balance at beginning of year....................................................  $  23,280  $   31,572  $  29,801
Provision for loan losses.......................................................      2,046       2,884      8,823
Recoveries credited to the allowance............................................        106         925         34
                                                                                  ---------  ----------  ---------
                                                                                     25,432      35,381     38,658
Losses charged to the allowance.................................................     (7,608)    (12,101)    (7,086)
                                                                                  ---------  ----------  ---------
Balance at end of year..........................................................  $  17,824  $   23,280  $  31,572
                                                                                  ---------  ----------  ---------
                                                                                  ---------  ----------  ---------

    The Bank's gross impaired loans were $11,361,000 and $31,149,000 as of December 31, 1997 and 1996, respectively. The average impaired loans for the years then ended were $20,600,000 and $36,897,000. Gross impaired loans with a valuation allowance totaled $6,280,000 and gross impaired loans without a valuation allowance totaled $5,081,000 at December 31, 1997. Interest income recognized related to these loans was $67,000 and $1,752,000 for 1997 and 1996, respectively.

    The valuation allowance related to impaired loans was $1,772,000 and $6,652,000 at December 31, 1997 and 1996, respectively, and is included in the schedule of the allowance for loan losses described above.

    Troubled debt restructurings totaled $11,000,000 and $11,430,000 as of December 31, 1997 and 1996, respectively. The Bank has no commitments to lend additional funds to borrowers whose loans were classified as troubled debt restructurings at December 31, 1997.

                              PBOC HOLDINGS, INC.

(8) REAL ESTATE HELD FOR INVESTMENT AND FOR SALE

    Real estate at December 31, 1997 and 1996, consisted of the following (dollars in thousands):

                                                                            1997       1996
                                                                          ---------  ---------
Acquired for sale or development........................................  $   8,054  $   8,641
  Less allowance for losses.............................................     (6,146)    (6,516)
                                                                          ---------  ---------
    Acquired for sale or development....................................      1,908      2,125
                                                                          ---------  ---------
Acquired in settlement of loans:
  Single-family residential.............................................        750      3,309
  Multifamily...........................................................      6,481      8,341
  Commercial and industrial.............................................      7,268      8,614
  Land..................................................................        202        244
                                                                          ---------  ---------
                                                                             14,701     20,508
  Less allowance for losses.............................................     (1,418)       (72)
                                                                          ---------  ---------
    Acquired in settlement of loans.....................................     13,283     20,436
                                                                          ---------  ---------
                                                                          $  15,191  $  22,561
                                                                          ---------  ---------
                                                                          ---------  ---------

    A summary of the components of the income from real estate operations in each of the years ended December 31, 1997, 1996 and 1995 is as follows (dollars in thousands):

                                                                   1997       1996       1995
                                                                 ---------  ---------  ---------
Gross income from real estate operations.......................  $   3,372  $   4,761  $   2,536
Operating expenses.............................................      4,637      5,395      2,984
                                                                 ---------  ---------  ---------
    Loss from operations.......................................     (1,265)      (634)      (448)

Gain on real estate sales......................................      2,214      3,346        392
                                                                 ---------  ---------  ---------
    Gain (loss) from real estate operations....................        949      2,712        (56)

Provisions for losses..........................................     (2,754)      (766)    (2,011)
                                                                 ---------  ---------  ---------
    Total income (loss) from real estate operations............  $  (1,805) $   1,946  $  (2,067)
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

                              PBOC HOLDINGS, INC.

(8) REAL ESTATE HELD FOR INVESTMENT AND FOR SALE (CONTINUED)
    An analysis of the activity in the allowance for losses for real estate acquired and direct real estate investments for each of the years ended December 31, 1997, 1996 and 1995, respectively, is as follows (dollars in thousands):

                                                                          DIRECT
                                                           REAL ESTATE  REAL ESTATE
                                                            ACQUIRED    INVESTMENTS    TOTAL
                                                           -----------  -----------  ----------
Balance, December 31, 1994...............................   $   4,226    $  13,260   $   17,486

Provision for losses.....................................       1,387          624        2,011
Charge-offs..............................................      (4,153)      (7,358)     (11,511)
                                                           -----------  -----------  ----------
Balance, December 31, 1995...............................       1,460        6,526        7,986

Provision for losses.....................................         396          370          766
Charge-offs..............................................      (1,784)        (380)      (2,164)
                                                           -----------  -----------  ----------
Balance, December 31, 1996...............................          72        6,516        6,588

Provision for losses.....................................       2,754           --        2,754
Charge-offs..............................................      (1,408)        (370)      (1,778)
                                                           -----------  -----------  ----------
Balance, December 31, 1997...............................   $   1,418    $   6,146   $    7,564
                                                           -----------  -----------  ----------
                                                           -----------  -----------  ----------

(9) PREMISES AND EQUIPMENT

    Premises and equipment at December 31, 1997 and 1996, consisted of the following (dollars in thousands):

                                                                           1997        1996
                                                                        ----------  ----------
Land..................................................................  $      521  $      521
Buildings.............................................................         837         837
Furniture, fixtures and equipment.....................................      12,434      11,405
Leasehold improvements................................................       5,525       4,906
                                                                        ----------  ----------
                                                                            19,317      17,669
Less accumulated depreciation and amortization........................     (12,641)    (11,407)
                                                                        ----------  ----------
                                                                        $    6,676  $    6,262
                                                                        ----------  ----------
                                                                        ----------  ----------

    The Bank is committed to operating leases on certain premises. Certain of these leases require the Bank to pay property taxes and insurance. Some are subject to annual inflation adjustments, and have renewal options of various periods at various rates. Lease expense on all property totaled approximately $2,197,000, $2,144,000 and $3,515,000, net of sublease income of approximately $353,000, $452,000 and $331,000, in each of the years ended December 31, 1997,
1996 and 1995, respectively. Included in 1995 lease expense was a charge of $730,000 for early termination of the lease for the Van Nuys facilities.

                              PBOC HOLDINGS, INC.

(9) PREMISES AND EQUIPMENT (CONTINUED)
    Approximate minimum lease commitments before consideration of the charge for unused lease property referred to above under noncancelable operating leases at December 31, 1997 are as follows (dollars in thousands):

YEAR                                                              GROSS     SUBLEASE       NET
--------------------------------------------------------------  ---------  -----------  ---------
1998..........................................................  $   2,363   $     152   $   2,211
1999..........................................................      2,351         152       2,199
2000..........................................................      2,168         152       2,016
2001..........................................................      1,386          89       1,297
2002..........................................................        894          --         894
Thereafter....................................................      3,030          --       3,030
                                                                ---------       -----   ---------
                                                                $  12,192   $     545   $  11,647
                                                                ---------       -----   ---------
                                                                ---------       -----   ---------

(10) DEPOSITS

    Deposits at December 31, 1997 and 1996 consisted of the following (dollars in thousands):

                                                     1997                           1996
                                         -----------------------------  -----------------------------
                                                          WEIGHTED                       WEIGHTED
                                            AMOUNT      AVERAGE RATE       AMOUNT      AVERAGE RATE
                                         ------------  ---------------  ------------  ---------------
Transaction accounts:
  NOW accounts.........................  $     98,550          2.38%    $     63,776          0.80%
  Passbook accounts....................       182,690          4.16          281,907          4.52
  Money market accounts................        52,550          5.07           24,518          2.62
                                         ------------                   ------------
    Transaction accounts...............       333,790          3.78          370,201          3.75
                                         ------------                   ------------
Term certificates:
  3-month..............................         5,135          4.20            5,428          4.05
  6-month..............................        58,055          5.18           75,479          5.02
  12-month.............................       476,251          5.73          384,211          5.51
  18-month.............................       146,605          5.75          205,659          5.62
  24-month.............................        73,226          5.71          108,359          5.99
  36-month.............................        12,126          6.04           11,409          5.93
  48-month.............................         1,099          5.95            1,924          5.54
  60-month.............................        20,149          5.77           44,183          6.23
  Public funds.........................         2,006          5.79            5,704          6.07
  $100,000 and over....................       138,173          5.90          158,686          5.70
                                         ------------                   ------------
    Term certificates..................       932,825          5.72        1,001,042          5.61
                                         ------------                   ------------
                                         $  1,266,615          5.21%    $  1,371,243          5.11%
                                         ------------           ---     ------------           ---
                                         ------------           ---     ------------           ---

                              PBOC HOLDINGS, INC.

(10) DEPOSITS (CONTINUED)
    Term certificates of deposit outstanding by scheduled maturity date at December 31, 1997 are as follows (dollars in thousands):

                                                                                     WEIGHTED
                                                                        AMOUNT     AVERAGE RATE
                                                                      ----------  ---------------
Due within 3 months.................................................  $  178,131          5.50%
Due within 3 to 6 months............................................     257,064          5.74
Due within 6 to 9 months............................................     138,372          5.75
Due within 9 to 12 months...........................................     236,014          5.81
Due within 12 to 24 months..........................................     107,771          5.76
Due within 24 to 36 months..........................................       6,993          6.09
Due after 36 months.................................................       8,480          5.96
                                                                      ----------           ---
    Total...........................................................  $  932,825          5.72%
                                                                      ----------           ---
                                                                      ----------           ---

    The components of deposit interest expense in each of the years ended December 31, 1997, 1996 and 1995 are as follows (dollars in thousands):

                                                                 1997       1996       1995
                                                               ---------  ---------  ---------
NOW accounts.................................................  $   1,635  $     449  $     461
Passbook and money market accounts...........................     10,841     12,288      4,826
Term certificates -- under $100,000..........................     44,852     52,556     57,657
Term certificates -- $100,000 and over.......................     10,124     10,030     12,156
                                                               ---------  ---------  ---------
                                                                  67,452     75,323     75,100
Interest forfeitures on early withdrawals....................       (205)      (187)      (234)
                                                               ---------  ---------  ---------
                                                               $  67,247  $  75,136  $  74,866
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

(11) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE


    The Bank enters into sales of agency and AA rated mortgage-backed securities under agreements to repurchase (reverse repurchase agreements) which obligate the Bank to repurchase the identical securities as those which were sold. Such transactions are treated as a financing, with the obligations to repurchase securities sold reflected as a liability and the carrying amount of securities collateralizing the liability included in mortgage-backed securities in the consolidated statements of financial condition. There were $340,788,000 and $192,433,000 outstanding reverse repurchase lease agreements at December 31, 1997 and 1996, respectively.



    The maximum repurchase liability balances outstanding at any month-end during the years ended December 31, 1997 and 1996 were approximately $415,676,000 and $219,229,000, respectively. The average balances outstanding during each of the years ended December 31, 1997 and 1996 were approximately $357,396,000 and $179,002,000, respectively.


    The securities sold under agreements to repurchase identical securities are held in safekeeping by broker/dealers. It is management's policy to enter into repurchase agreements only with broker/dealers who are regarded as primary dealers in these securities and meet satisfactory standards of capitalization and creditworthiness.

                              PBOC HOLDINGS, INC.

(11) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (CONTINUED)

    The scheduled maturities and weighted average interest rates of securities sold under agreements to repurchase at December 31, 1997 and 1996 are as follows (dollars in thousands):



                                                                           1997                         1996
                                                                ---------------------------  ---------------------------
                                                                               WEIGHTED                     WEIGHTED
YEAR OF MATURITY                                                  AMOUNT     AVERAGE RATE      AMOUNT     AVERAGE RATE
--------------------------------------------------------------  ----------  ---------------  ----------  ---------------
1997..........................................................  $       --            --%    $  115,645          5.74%
1998..........................................................      76,788          5.79         76,788          5.22
2000..........................................................     129,000          5.71             --            --
2002..........................................................     135,000          5.79             --            --
                                                                ----------                   ----------
                                                                $  340,788          5.76%    $  192,433          5.53%
                                                                ----------           ---     ----------           ---
                                                                ----------           ---     ----------           ---


(12) ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank of San Francisco at December 31, 1997 and 1996 are collateralized by mortgage-backed agency securities and mortgage loans with a current principal balance of approximately $913,897,000 and $93,795,000, respectively, and by the investment in the stock of the Federal Home Loan Bank of San Francisco with a carrying value at December 31, 1997 and 1996 of approximately $23,634,000 and $15,380,000, respectively.

    At December 31, 1997, the Bank had a collateralized available line of credit of approximately $31,000,000 with the Federal Home Loan Bank of San Francisco.

    The scheduled maturities and weighted average interest rates of advances at December 31, 1997 and 1996 are as follows (dollars in thousands):

                                                                             1997                         1996
                                                                  ---------------------------  --------------------------
                                                                                 WEIGHTED                    WEIGHTED
YEAR OF MATURITY                                                    AMOUNT     AVERAGE RATE     AMOUNT     AVERAGE RATE
----------------------------------------------------------------  ----------  ---------------  ---------  ---------------
1997............................................................  $       --            --%    $  31,000          5.76%
1998............................................................     357,000          5.97        49,000          6.01
2002............................................................     115,000          5.58            --            --
                                                                  ----------                   ---------
                                                                  $  472,000          5.87%    $  80,000          5.91%
                                                                  ----------           ---     ---------           ---
                                                                  ----------           ---     ---------           ---

                              PBOC HOLDINGS, INC.

(13) SENIOR DEBT

    On June 1, 1995, the Company issued $10,000,000 par of unsecured Senior Notes (the Notes) in conjunction with the Plan of Reorganization of the Company. See further discussion in Note 1. The Notes contain an initial pay rate and accrual rate of 7% and 10.75%, respectively, and the accrual rate increased to 11.15% on June 30, 1996. The difference between the pay rate and accrual rate is deferred and compounded annually at the accrual rate commencing on June 30, 1996. Included in the balance of the senior note is $1,113,000 of accrued interest, as of December 31, 1997. Interest of approximately $1.8 million, calculated at the pay rate of 7%, was paid September 30, 1997 for the period from issuance of the Notes to that date. Quarterly interest of approximately $192,000, at the pay rate, was paid on December 31, 1997.

    Assuming the continued deferral and compounding of interest, the principal and deferred interest payments on the Notes will be due as follows (in thousands):

                                                                            DEFERRED
DUE                                                             PRINCIPAL   INTEREST      TOTAL
--------------------------------------------------------------  ---------  -----------  ---------
June 30, 2001.................................................  $   2,000   $     561   $   2,561
June 30, 2002.................................................      2,000         668       2,668
June 30, 2003.................................................      2,000         751       2,751
June 30, 2004.................................................      2,000         908       2,908
June 30, 2005.................................................      2,000       1,029       3,029
                                                                ---------  -----------  ---------
                                                                $  10,000   $   3,917   $  13,917
                                                                ---------  -----------  ---------
                                                                ---------  -----------  ---------

    The Company may repay all or part of the outstanding balance of the Notes at any time without penalty. Payments are applied proportionately to principal and deferred interest.

    The ability of the Company to make interest and principal payments on the Notes is primarily dependent upon dividends from the Bank. As further discussed in Note 20, the Bank may make dividend payments only if it is adequately capitalized and generating earnings from operations.


    In 1992, the Company issued $48,000,000 par of unsecured Senior Notes which was recorded at a discount from par of $19,249,000. These Notes, which totaled $38,199,000 at December 31, 1994, were contributed to capital in connection with the Plan of Reorganization of the Company on June 1, 1995.


(14) INCOME TAXES


    The Company, including the Bank and its subsidiaries (except for People's Preferred Capital Corporation (PPCC)), file a Federal consolidated tax return. The Company entered into a tax sharing agreement with the Bank, whereby the Bank computes and pays taxes based upon the Bank's tax position assuming that a separate tax return was filed. However, while the Notes are outstanding at the Company, the payment by the Bank is limited to the amount of consolidated taxes.


    PPCC has elected to be treated as a Real Estate Investment Trust (REIT) for Federal income tax purposes and intends to comply with the provisions of the Internal Revenue Code of 1986 (the IRC), as amended. Accordingly, PPCC will not be subject to Federal income tax to the extent it distributes its income to stockholders and as long as certain asset, income and stock ownership tests are met in accordance with the IRC. As PPCC expects to qualify as a REIT for Federal income tax purposes, no

                              PBOC HOLDINGS, INC.

(14) INCOME TAXES (CONTINUED)
provision for income taxes is included for the earnings of PPCC that will be distributed to outside stockholders.

    The income tax benefit for the years ended December 31, 1997, 1996 and 1995 consist of the following (dollars in thousands):

                                                                  1997       1996       1995
                                                                ---------  ---------  ---------
Current:
  Federal.....................................................  $     154  $      16  $      --
  State.......................................................         62          6          6
                                                                ---------  ---------  ---------
    Total current.............................................        216         22          6
Deferred--Federal.............................................     (4,715)    (3,037)    (2,650)
                                                                ---------  ---------  ---------
    Total tax benefit.........................................  $  (4,499) $  (3,015) $  (2,644)
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

    Deferred tax assets are initially recognized for net operating loss and tax credit carryforwards and differences between the financial statement carrying amount and the tax bases of assets and liabilities which will result in future deductible amounts. A valuation allowance is then established to reduce that deferred tax asset to the level at which "it is more likely than not" that the tax benefits will be realized. A taxpayer's ability to realize the tax benefits of deductible temporary differences and net operating loss or credit carryforwards depends on having sufficient taxable income of an appropriate character within the carryback and carryforward periods. Sources of taxable income that may allow for the realization of tax benefits include (i) taxable income in the current year or prior years that is available through carryback,
(ii) future taxable income that will result from the reversal of existing taxable temporary differences, and (iii) future taxable income generated by future operations. Based on the Company's projected taxable earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax asset at December 31, 1997.

    Below is a reconciliation of the expected Federal income taxes (benefit) to the consolidated effective income tax expense (benefit) for the noted periods:

                                                                  1997       1996       1995
                                                                ---------  ---------  ---------
                                                                    (DOLLARS IN THOUSANDS)
Statutory Federal income tax rate.............................         35%        35%        35%
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------
Expected Federal income taxes expense (benefit)...............  $   2,556  $   3,335  $  (4,943)
Increases (reductions) in income taxes resulting from:
  State franchise tax, net of Federal benefit.................         40          4          4
  Adjustments to deferred taxes fully offset by valuation
    allowance.................................................        475        696     (1,041)
  Change in the valuation allowance...........................     (7,481)    (6,949)     2,466
  Interest expense on Senior Debt.............................         --         --        996
  PPCC nontaxable earnings....................................       (301)        --         --
  Other.......................................................        212       (101)      (126)
                                                                ---------  ---------  ---------
                                                                $  (4,499) $  (3,015) $  (2,644)
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

                              PBOC HOLDINGS, INC.

(14) INCOME TAXES (CONTINUED)
    The Company had the following total Federal and state deferred tax assets and liabilities computed at the Federal statutory income tax rate and the California statutory franchise tax rate for the noted periods:

                                                                           1997        1996
                                                                        ----------  ----------
                                                                            (IN THOUSANDS)
Deferred tax assets:
  Provision for losses on loans and real estate.......................  $   14,927  $   19,057
  Tax gains on sales of loans, net of deferred gains..................       2,206       1,924
  Recognition of interest on nonperforming loans for tax..............       5,747       3,192
  Accrued interest on deposits recognized for book but deferred for
    tax...............................................................       1,424       1,661
  REMIC Income........................................................       5,451       4,168
  Miscellaneous temporary deductible differences......................       2,500       1,446
  Available NOL carryforwards.........................................      53,027      56,480
  AMT tax credit carryforwards........................................       1,417       1,201
                                                                        ----------  ----------
    Total deferred tax assets.........................................      86,699      89,129
Deferred tax liabilities:
  Stock dividends from FHLB...........................................      (3,082)     (2,614)
  Real estate partnership tax losses..................................        (259)       (259)
  Miscellaneous temporary taxable differences.........................      (1,029)     (1,029)
  Federal tax effect of state temporary differences...................      (3,806)     (3,743)
                                                                        ----------  ----------
    Total deferred tax liabilities....................................      (8,176)     (7,645)
                                                                        ----------  ----------
Deferred tax assets, net of deferred tax liabilities..................      78,523      81,484
Less deferred tax asset valuation allowances..........................     (68,316)    (75,797)
                                                                        ----------  ----------
    Net deferred tax assets...........................................  $   10,207  $    5,687
                                                                        ----------  ----------
                                                                        ----------  ----------

    The Federal tax net operating loss carryforwards expire as follows (dollars in thousands):

YEAR                                                                                  TOTAL
----------------------------------------------------------------------------------  ----------
2001..............................................................................  $   18,792
2002..............................................................................           2
2003..............................................................................      24,444
2004..............................................................................          26
                                                                                    ----------
        Pre-1992 originated net operating losses..................................  43,264....
2008..............................................................................       5,917
2009..............................................................................      14,706
2010..............................................................................      78,436
2011..............................................................................       9,182
                                                                                    ----------
        Post-1991 originated net operating losses.................................     108,241
                                                                                    ----------
        Total.....................................................................  $  151,505
                                                                                    ----------
                                                                                    ----------

                              PBOC HOLDINGS, INC.

(14) INCOME TAXES (CONTINUED)
    The Company had Federal and California alternative minimum tax credit carryforwards of approximately $1,355,000 and $62,000, respectively. These carryforwards are available to reduce future regular Federal and California income taxes, if any, over an indefinite period.


    In 1992, issuance of preferred stock resulted in a change of control as defined under IRC Section 382. As a result, any usage of net operating loss carryforwards created in 1992 and prior years is limited to approximately $7.7 million per year. Any unused limitation is available in subsequent years until expiration. The amount of the unused limitation that is available in 1998 and thereafter is approximately $38.7 million. The net operating loss carryforwards that are limited by the section 382 limitation that is available for 1998 and thereafter is approximately $43.3 million. The net operating loss carryforwards that are not limited by the section 382 limitation that is available for 1998 and thereafter is approximately $108.2 million.



    The Company is subject to examination by Federal and state taxing authorities for tax returns filed in previous periods. The results and effects of these examinations on individual assets and liabilities may require adjustment to the tax assets and liabilities based on the results of their examinations. Management does not anticipate that the examinations will result in any material adverse effect on its financial condition or results of operations.


(15) STOCKHOLDER'S EQUITY


    In connection with its Plan of Reorganization effective June 1, 1995, the Company issued additional stock as follows (dollars in thousands, except per share data):


                                                                                 LIQUIDATION
                                                                                  VALUE PER     NUMBER OF    AMOUNT OF
CLASS                                                               PAR VALUE       SHARE        SHARES      PROCEEDS
-----------------------------------------------------------------  -----------  -------------  -----------  -----------
Common stock.....................................................   $    0.01     $      --         6,158    $      --
Preferred stock, Series C, voting, cumulative and non-
  convertible....................................................        0.01           100        85,000        8,500
Preferred stock, Series D, voting, cumulative and non-
  convertible....................................................        0.01           100        68,000        6,800
Preferred stock, Series E, non-voting, cumulative and non-
  convertible....................................................        0.01           100       332,000       33,200


    Dividends are payable if and when the Board of Directors of the Company declare such dividends out of the assets of the Company, which by law are available. Cash dividends are payable on the last day of each quarter commencing on June 30, 1995 at the following per share quarterly rates for each class:
Series C--$2.95, Series D--$3.00 and Series E--$3.00. To the extent a quarterly dividend is not paid in full, it shall accrue and compound additional dividends on an annual basis commencing on June 30, 1996 at the rate for that class of stock. As long as any Series C stock remains outstanding, no dividends may be declared or paid on the Company common stock, or the Series D or Series E preferred stock. The Series D and Series E preferred stock rank on parity with each other in terms of rights to dividends. No dividends have been declared or paid.


    At December 31, 1997, cumulative unpaid dividends on the Company's preferred stock totaled $17.3 million.

                              PBOC HOLDINGS, INC.

(15) STOCKHOLDER'S EQUITY (CONTINUED)
    In connection with their contribution of the Company's Senior Notes due 2002 to the capital of the Company, 6,158 additional shares of common stock were issued to the Company's stockholders for no compensation. The previously outstanding Series A and Series B preferred stock were redeemed for a cost of $36,000.


    There are certain restrictions on the ability of the common stockholders to transfer their ownership in the common stock of the Company, under the terms of a stockholders' agreement entered into in connection with the issuance of the Senior Notes in 1995. Additionally, the stockholders have a right of first refusal with respect to any capital stock issued by the Bank.


(16) DERIVATIVES AND HEDGING ACTIVITIES

    Hedging costs, net, for each of the years ended December 31, 1997, 1996 and 1995 consists of the following (dollars in thousands):

                                                                         1997       1996       1995
                                                                       ---------  ---------  ---------
Interest paid on swaps, net of interest received.....................  $       2  $      35  $   1,217
Amortization of cost of caps, floors and corridors, net of interest
  received...........................................................        265        352        468
                                                                       ---------  ---------  ---------
                                                                       $     267  $     387  $   1,685
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------


    Interest rate swaps are contracts where the parties agree to exchange fixed rate for floating rate interest payments, or to exchange floating rate interest payments upon two different rate indices (basis swap), for a specified period of time on a specified (notional) amount. The notional amount is used only to calculate the amount of interest payments to be exchanged and does not represent credit risk. The notional amount and weighted average pay and receive rates are shown below in accordance with their contractual dates. The variable repricing indexes associated with the contracts are three-month London Inter-Bank Offered Rate (LIBOR), one-month LIBOR and COFI which were 5.81%, 5.72% and 4.95%, respectively, at December 31, 1997.


    A summary of the swap contract, scheduled maturity date and weighted average rate received and paid at December 31, 1997 is as follows (dollars in thousands):

                                                                        YEAR OF     NOTIONAL      AVERAGE        AVERAGE
                                                                       MATURITY      AMOUNT      RATE PAID    RATE RECEIVED
                                                                      -----------  -----------  -----------  ---------------
Pay floating and receive fixed......................................        1999    $   4,709         5.63%          5.69%
                                                                           -----   -----------         ---            ---
                                                                           -----   -----------         ---            ---


    Swap contracts were entered into to limit the interest rate risk related to the relative repricing characteristics of the Bank's interest-bearing deposits. The floating rate on swap contracts re-prices at intervals of one to three months based on the current index in effect at that time. If all contracts were repriced at the current index in effect at each year-end, the weighted average rate paid and received would be 5.61% and 5.69%, respectively, at December 31, 1997.


    The notional amount of the swap amortizes monthly based upon the performance of a specific index. The swap is used to reduce interest rate risk associated with fixed rate term liabilities. The performance of the swap is based upon interest rates in general. The above table does not include anticipated amortization

                              PBOC HOLDINGS, INC.

(16) DERIVATIVES AND HEDGING ACTIVITIES (CONTINUED) relating to the swap. Excluding this transaction, the Bank does not have any other positions in complex derivative transactions.

    Mortgage-backed securities with book values of approximately $1,970,000 and $8,442,000 and market values of approximately $1,943,000 and $8,259,000 at December 31, 1997 and 1996, respectively, are pledged as collateral for certain swap agreements.

    The Bank has only limited involvement in derivative financial instruments and does not use them for trading purposes. The instruments are used to manage interest rate risk. The Bank has entered into corridor contracts to artificially raise the interest rate cap on certain loans. The corridor contracts provide for the payment of interest on the outstanding principal contract amount. Under such contracts, the Bank receives interest if an interest rate that varies according to a specified index exceeds a pre-set level (the strike rate) up to an upper limit (the limit) beyond which additional interest is not received if the rate increases. The index on the Bank's corridors is COFI or three-month LIBOR. A summary of corridor contracts and average interest rate ranges at December 31, 1997 is as follows (dollars in thousands):

                                                        CONTRACT      AVERAGE       AVERAGE
YEAR OF MATURITY                                         AMOUNT    STRIKE PRICE   LIMIT RATE
------------------------------------------------------  ---------  -------------  -----------
1998..................................................  $   5,000         6.38%         8.13%
1999..................................................     20,000         6.64          8.24
2000..................................................     12,000         6.38          8.13
2001..................................................     20,000         6.64          8.24
                                                        ---------          ---           ---
                                                        $  57,000         6.56%         8.20%
                                                        ---------          ---           ---
                                                        ---------          ---           ---

                              PBOC HOLDINGS, INC.

(17) BENEFIT PLANS

    The Bank has had a noncontributory defined benefit pension plan covering substantially all of its employees (the Plan) hired before 1990. The benefits are based on years of service and the employee's highest compensation during the last five consecutive years of employment prior to 1991. The Plan was frozen effective December 31, 1990, and consequently, employees will no longer earn additional defined benefits for future services; however, future service may be counted toward vesting of benefits accumulated based on past service. The Bank's funding policy has been to contribute annually the minimum amount that can be deducted for Federal income tax purposes.

    The following table sets forth the funded status of the Plan and amounts recognized in the Bank's consolidated statements of financial condition at December 31, 1997 and 1996 (dollars in thousands):

                                                                             1997       1996
                                                                           ---------  ---------
Actuarial present value of benefit obligation:
  Vested benefits........................................................  $  (5,639) $  (4,804)
  Nonvested benefits.....................................................        (88)      (255)
                                                                           ---------  ---------
    Accumulated benefit obligations......................................  $  (5,727) $  (5,059)
                                                                           ---------  ---------
                                                                           ---------  ---------
Projected benefit obligation for services rendered to date...............  $  (5,727) $  (5,059)
Plan assets at fair value, primarily cash and cash equivalents, listed
  stocks and U.S. bonds..................................................      5,082      4,492
                                                                           ---------  ---------
    Projected benefit obligation (in excess of) or less than plan
      assets.............................................................       (645)      (567)
Prior service cost not yet recognized in net periodic cost...............         --         --
Additional minimum liability.............................................     (1,221)    (1,117)
Unrecognized net loss....................................................      1,221      1,117
                                                                           ---------  ---------
    Pension liability recognized in the consolidated statement of
      financial condition................................................  $    (645) $    (567)
                                                                           ---------  ---------
                                                                           ---------  ---------

    Net periodic cost included the following components (dollars in thousands):

                                                                 1997       1996       1995
                                                               ---------  ---------  ---------
Interest cost on projected benefit obligation................  $     372  $     367  $     332
Actual return on plan assets.................................       (663)      (203)      (293)
Net amortization and deferral................................        290       (155)       (75)
                                                               ---------  ---------  ---------
Net periodic pension cost (income)...........................  $      (1) $       9  $     (36)
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------
Assumptions used:
  Discount rate..............................................       7.00%      7.50%      7.25%
  Expected long-term rate of return..........................       9.00%      9.00%      9.00%
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    The Company adopted a 401(k) plan, effective January 1, 1991. The 401(k) plan covers employees with one year or more of service, and allows participants to contribute a portion of their covered compensation, which amount is 100% vested at the time of contribution. The Bank shall contribute an amount equal to 50% of the participant's contribution up to 6% of the participant's covered compensation, which amount vests over a period of five years. The Bank may elect to make additional contributions on a

                              PBOC HOLDINGS, INC.

(17) BENEFIT PLANS (CONTINUED)
discretionary basis. The contributions as directed by the participants are invested by the 401(k) plan's trustee in one or more of five investment alternatives in trust for the benefit of the participants. The Bank incurred approximately $144,000, $155,000 and $159,000 of expense related to the 401(k) plan, with no discretionary contributions in each of the years ended December 31, 1997, 1996 and 1995, respectively.

(18) COMMITMENTS AND CONTINGENCIES

    The Company is involved in litigation arising in the normal course of business. Based on information from internal and external legal counsel, and review of the facts and circumstances of such litigation, management is of the opinion that the ultimate resolution of all pending litigation proceedings will not have an adverse material effect on the Company.

(19) FAIR VALUE OF ASSETS AND LIABILITIES

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the statements of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent market and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

    The carrying amounts and fair values of the Bank's financial instruments consisted of the following at December 31, 1997 and 1996 (dollars in thousands):

                                                                      1997                        1996
                                                           --------------------------  --------------------------
                                                             CARRYING        FAIR        CARRYING        FAIR
                                                              AMOUNT        VALUE         AMOUNT        VALUE
                                                           ------------  ------------  ------------  ------------
Financial assets:
  Cash and cash equivalents..............................  $     21,117  $     21,117  $     21,920  $     21,920
  Securities available-for-sale..........................       571,160       571,160       502,301       502,301
  Mortgage-backed securities held-to-maturity............         9,671         9,743        10,971        10,899
  Loans receivable.......................................     1,533,212     1,516,827     1,141,707     1,130,593
  Federal Home Loan Bank stock...........................        23,634        23,634        15,380        15,380

Financial liabilities:
  Deposits...............................................     1,266,615     1,264,143     1,371,243     1,387,867
  Securities sold under agreements to repurchase.........       340,788       340,788       192,433       192,433
  Advances from the Federal Home Loan Bank...............       472,000       473,523        80,000        80,000
  Senior debt............................................        11,113        11,113        11,398        11,398

Financial instruments:
  Interest rate swaps....................................            --            (7)           --            (5)
  Interest rate floors...................................            --            --            26            (2)
  Interest rate corridors................................           481           138           719           458

                              PBOC HOLDINGS, INC.

(19) FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)
    The following methods and assumptions were used to estimate the fair value of each type of financial instrument:

    - Cash and Cash Equivalents--The carrying amount approximates the fair value for cash and short-term investments.

    - Securities Available-for-Sale--Fair value is based on quoted market prices or dealer quotes.

    - Mortgage-Backed Securities--Fair value is based on quoted market prices or dealer quotes.

    - Loans Receivable--For residential real estate loans, fair value is estimated by discounting projected future cash flows at the current market interest rates for mortgage-backed securities collateralized by loans of similar coupon, duration and credit risk, adjusted for differences in market interest rates between loans and securities. The fair value of multifamily and commercial real estate loans is estimated by discounting the future cash flows using the current interest rates at which loans with similar terms would be made on property and to borrowers with similar credit and other characteristics and with similar remaining terms to maturity. Impaired loans are valued based upon the fair value of underlying collateral, if collateral dependent or alternatively, the present value of expected cash flows using the loan's original implicit loan interest rate.

    - Federal Home Loan Bank Stock--The carrying amount of Federal Home Loan Bank Stock approximates its fair value.

    - Deposit--The fair values of NOW accounts, passbook accounts and money market accounts withdrawable on demand without penalty are, by definition, equal to the amount withdrawable on demand at the reporting date, which is their carrying amount. The fair value of term certificates of deposit, all of which are fixed maturity bearing a fixed rate of interest, is estimated by discounting future projected cash flows at interest rates approximating interest rates currently offered by the Bank for similar types of certificates of deposit for similar remaining terms to maturity.

    - Securities Sold under Agreements to Repurchase--The carrying amount of securities sold under agreements to repurchase approximates their fair value.

    - Advances From the Federal Home Loan Bank--The fair value is estimated by discounting projected future cash flows at the current advance interest rates available to the Bank for Federal Home Loan Bank advances with similar terms for similar remaining terms to maturity.

    - Interest Rate Swaps, Caps, Floors and Corridors--The fair value of interest rate swaps is based upon dealer quotes or are estimated by discounting projected future cash flows at the current market interest rates for interest rate swaps of similar terms and counter party credit risk for the same remaining terms to maturity. The fair values of interest rate caps, floors and corridors are also based upon dealer quotes or estimated using option pricing models utilizing current market consensus assumptions for interest rate caps, floors and corridors of similar terms and strike or floor prices for the same remaining term to maturity.

                              PBOC HOLDINGS, INC.

(20) REGULATORY CAPITAL REQUIREMENTS


    The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.


    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and tangible capital (as defined in the regulations) to adjusted tangible assets (as defined) and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I leverage capital (as defined) to adjusted tangible assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

    As of December 31, 1997, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a minimum total risk-based ratio of 10%, Tier I risk-based ratio of 6% and Tier I leverage ratio of 5%. There are no conditions or events since that notification that management believes have changed the institution's category.

    While all insured institutions are required by OTS regulations to meet these minimum regulatory capital requirements, the Bank has regulatory Assistance Agreements which were entered into with the Federal Savings and Loan Insurance Corporation (FSLIC) as part of the Company's purchase of the Bank in 1987, and which provides for an additional $124,300,000 of regulatory capital at December 31, 1997. Until the passage of the Financial Institution Reform Recovery and Enforcement Act (FIRREA), the Bank met all capital requirements by including the additional Assistance Agreement capital amount in regulatory capital.

    The position of the OTS was and continues to be that under FIRREA, Assistance Agreements which provide additional regulatory capital, and/or capital forbearances are no longer in effect as of December 7, 1989. The OTS notified the Bank in 1990 that the additional Assistance Agreement capital amounts cannot be included in meeting the FIRREA capital requirements, and as a result thereof the OTS believed the Bank did not meet minimum FIRREA capital requirements. Management disagreed, and still disagrees, with the OTS, and attempted to preserve all of its rights and remedies under the Assistance Agreements. At December 31, 1997, the Bank met all minimum FIRREA regulatory capital requirements without inclusion of the additional Assistance Agreement capital amounts.

    To preserve its rights under the Assistance Agreement, in 1994 the Company and the Bank commenced a lawsuit against the United States Government for breach of contract and deprivation of property without just compensation or due process of law. The lawsuit seeks unspecified monetary compensation for damages sustained in meeting FIRREA mandated capital requirements and for the fair value of property taken, but does not seek reinstatement of the Assistance Agreement capital forbearance. While the outcome of the lawsuit cannot be determined at this time, it is management's opinion, based on the advice of external legal counsel, that the Bank's position has substantial legal merit.

                              PBOC HOLDINGS, INC.

(20) REGULATORY CAPITAL REQUIREMENTS (CONTINUED)
    The ability of the Company to pay dividends will depend primarily upon the receipt of dividends from the Bank. The Bank's ability to pay these dividends is dependent upon its earnings from operations and the adequacy of its regulatory capital. As a well capitalized institution, the maximum dividend allowable under statute is the higher of (i) 100% of the Bank's net income to date during the calendar year plus the amount that would reduce by one-half its capital surplus ratio at the beginning of the year or (ii) 75% of the previous four quarters of net earnings less dividends paid in such quarters. The OTS director must be notified of the proposed distribution.

    At December 31, 1997, and 1996, the Bank's regulatory capital calculations, computed by management both with and without inclusion of the additional capital provided for in the Bank's Assistance Agreements were as follows (dollars in thousands):

                                                                 REGULATORY CAPITAL/STANDARD AS OF DECEMBER 31,
                                                                                      1997
                                                                -------------------------------------------------
                                                                                                     TOTAL RISK-
WITHOUT ADDITIONAL ASSISTANCE                                    TANGIBLE     TIER I      TIER I        BASED
AGREEMENT CAPITAL                                                CAPITAL     LEVERAGE   RISK- BASED    CAPITAL
--------------------------------------------------------------  ----------  ----------  -----------  ------------
Stockholders' equity/GAAP capital.............................  $   90,571  $   90,571   $  90,571    $   90,571
Adjustment for unrealized losses on securities
  available-for-sale..........................................       1,974       1,974       1,974         1,974
Deduction for direct real estate investments..................      (1,908)     (1,908)     (1,908)       (1,908)
Deduction for other intangible assets.........................        (529)       (529)       (529)         (529)
Minority interest in subsidiary...............................      30,033      30,033      30,033        30,033
                                                                ----------  ----------  -----------  ------------
    Total Tier I capital......................................     120,141     120,141     120,141       120,141

Includable allowance for loan losses..........................          --          --          --        13,988
                                                                ----------  ----------  -----------  ------------
    Total capital.............................................     120,141     120,141     120,141       134,129

Minimum capital requirement...................................      33,188      88,501      44,738        89,475
                                                                ----------  ----------  -----------  ------------
    Regulatory capital excess.................................  $   86,953  $   31,640   $  75,403    $   44,654
                                                                ----------  ----------  -----------  ------------
                                                                ----------  ----------  -----------  ------------
Capital ratios:
  Regulatory as reported......................................        5.43%       5.43%      10.74%        11.99%
  Minimum capital ratio.......................................        1.50        4.00        4.00          8.00
                                                                ----------  ----------  -----------  ------------
    Regulatory capital excess.................................        3.93%       1.43%       6.74%         3.99%
                                                                ----------  ----------  -----------  ------------
                                                                ----------  ----------  -----------  ------------


WITH ADDITIONAL ASSISTANCE
AGREEMENT CAPITAL
--------------------------------------------------------------
Regulatory capital as adjusted................................  $  244,841  $  244,841   $ 244,841    $  258,829
Minimum capital requirement (per above).......................      33,188      88,501      44,738        89,475
                                                                ----------  ----------  -----------  ------------
Regulatory capital excess.....................................  $  211,653  $  156,340   $ 200,103    $  169,354
                                                                ----------  ----------  -----------  ------------
                                                                ----------  ----------  -----------  ------------

                              PBOC HOLDINGS, INC.

(20) REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

                                                                 REGULATORY CAPITAL/STANDARD AS OF DECEMBER 31,
                                                                                      1996
                                                                -------------------------------------------------
                                                                                                     TOTAL RISK-
WITHOUT ADDITIONAL ASSISTANCE                                    TANGIBLE     TIER I      TIER I        BASED
AGREEMENT CAPITAL                                                CAPITAL     LEVERAGE   RISK- BASED    CAPITAL
--------------------------------------------------------------  ----------  ----------  -----------  ------------
Stockholders' equity/GAAP capital.............................  $   76,610  $   76,610   $  76,610    $   76,610
Adjustment for unrealized losses on securities
  available-for-sale..........................................       6,084       6,084       6,084         6,084
Deduction for direct real estate investments..................      (1,908)     (1,908)     (1,908)       (1,908)
Deduction for other intangible assets.........................        (714)       (714)       (714)         (714)
                                                                ----------  ----------  -----------  ------------
    Total Tier I capital......................................      80,072      80,072      80,072        80,072

Includable allowance for loan losses..........................          --          --          --        10,986
Deduction for real estate held for investment.................          --          --          --          (217)
                                                                ----------  ----------  -----------  ------------
    Total capital.............................................      80,072      80,072      80,072        90,841
Minimum capital requirement...................................      26,270      70,053      35,017        70,034
                                                                ----------  ----------  -----------  ------------
    Regulatory capital excess.................................  $   53,802  $   10,019   $  45,055    $   20,807
                                                                ----------  ----------  -----------  ------------
                                                                ----------  ----------  -----------  ------------
Capital ratios:
  Regulatory as reported......................................        4.57%       4.57%       9.15%        10.38%
  Minimum capital ratio.......................................        1.50        4.00        4.00          8.00
                                                                ----------  ----------  -----------  ------------
    Regulatory capital excess.................................        3.07%       0.57%       5.15%         2.38%
                                                                ----------  ----------  -----------  ------------
                                                                ----------  ----------  -----------  ------------


WITH ADDITIONAL ASSISTANCE
AGREEMENT CAPITAL
--------------------------------------------------------------
Regulatory capital as adjusted................................  $  213,472  $  213,472   $ 213,472    $  224,241
Minimum capital requirement (per above).......................      26,270      70,053      35,017        70,034
                                                                ----------  ----------  -----------  ------------
    Regulatory capital excess.................................  $  187,202  $  143,419   $ 178,455    $  154,207
                                                                ----------  ----------  -----------  ------------
                                                                ----------  ----------  -----------  ------------


    Refer to Note 1 for a discussion of the recapitalization of the Company.

                              PBOC HOLDINGS, INC.

(21) CONDENSED FINANCIAL INFORMATION OF PBOC HOLDINGS, INC.:

    The condensed unconsolidated balance sheets of the Company at December 31, 1997 and 1996, were as follows:

                                                                            1997       1996
                                                                          ---------  ---------
                                                                              (DOLLARS IN
                                                                               THOUSANDS)
                                 ASSETS
Cash....................................................................  $     155  $      47
Investment in subsidiary................................................     90,571     76,610
                                                                          ---------  ---------
    Total assets........................................................  $  90,726  $  76,657
                                                                          ---------  ---------
                                                                          ---------  ---------

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accrued expenses and other liabilities................................  $      11  $      44
  Interest payable senior debt..........................................                   393
  Senior debt, net......................................................     11,113     11,398
                                                                          ---------  ---------
    Total liabilities...................................................     11,124     11,835
Total stockholders' equity..............................................     79,602     64,822
                                                                          ---------  ---------
    Total liabilities and stockholders' equity..........................  $  90,726  $  76,657
                                                                          ---------  ---------
                                                                          ---------  ---------

    The condensed unconsolidated statements of operations of the Company for the years ended December 31, 1997, 1996 and 1995, are as follows:

                                                                                    1997       1996        1995
                                                                                  ---------  ---------  ----------
                                                                                       (DOLLARS IN THOUSANDS)
Income:
  Cash dividends from subsidiary................................................  $   2,100  $      --  $       --
  Service fee income............................................................         --      1,118       1,521
                                                                                  ---------  ---------  ----------
                                                                                      2,100      1,118       1,521
Expense:
  Interest on senior debt.......................................................      1,272      1,160       2,983
  General and administrative expenses...........................................         30      1,012       1,368
                                                                                  ---------  ---------  ----------
                                                                                      1,302      2,172       4,351
Earnings (loss) before undistributed (loss) of subsidiary.......................        798     (1,054)     (2,830)
Earnings in undistributed earnings (loss) of subsidiary.........................     10,144     13,598      (8,648)
                                                                                  ---------  ---------  ----------
    Net earnings (loss).........................................................  $  10,942  $  12,544  $  (11,478)
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------

    The Company relies upon the Bank for dividends to support its operations. Absent these dividends, the Company must rely upon its shareholders to support its activities. The ability of the Bank to pay dividends is dependent upon its ability to maintain minimum capital requirements and profitability.

                              PBOC HOLDINGS, INC.

(21) CONDENSED FINANCIAL INFORMATION OF PBOC HOLDINGS, INC.: (CONTINUED)
    The condensed unconsolidated statements of cash flows of the Company for the years ended December 31, 1997, 1996 and 1995 are as follows (dollars in thousands):

                                                                                   1997        1996        1995
                                                                                ----------  ----------  ----------
Cash flows from operations activities:
  Net earnings (loss).........................................................  $   10,942  $   12,544  $  (11,478)
  Adjustment to reconcile net loss to net cash used in operating activities:
    Decrease in other assets..................................................          --          --           1
    Increase in accrued expenses..............................................         (33)       (175)      2,290
    Decrease in accrued interest payable......................................        (393)         --          --
    Amortization of discount on notes.........................................          --          --         265
    Interest deferred and added to senior debt................................          --       1,165          --
    Equity in undistributed (income) loss of subsidiary.......................     (10,144)    (13,598)      8,648
                                                                                ----------  ----------  ----------
        Net cash provided by (used) in operating activities...................         372         (64)       (274)
                                                                                ----------  ----------  ----------
Cash flows from investing activities:
  Investment in stock of subsidiary...........................................          --          --     (60,383)
  Deletions of equipment......................................................          --          --          31
                                                                                ----------  ----------  ----------
        Net cash (used) in investing activities...............................          --          --     (60,352)
                                                                                ----------  ----------  ----------
Cash flows from financing activities:
  Proceeds from capital infusion..............................................          --          --      48,500
  Proceeds from senior debt...................................................          --          --      10,000
  Payment of principal holdback...............................................          --          --       1,920
  Retirement of preferred stock...............................................          --          --         (37)
  Expenses related to issuance of stock.......................................          --          --        (201)
  Cash contributions to paid in capital.......................................          21         102         442
  Payment on senior debt......................................................        (285)         --          --
                                                                                ----------  ----------  ----------
        Net cash provided by financing activities.............................        (264)        102      60,624
                                                                                ----------  ----------  ----------
Net decrease (increase) in cash and cash equivalents..........................         108          38          (2)
Cash and cash equivalents at beginning of period..............................          47           9          11
                                                                                ----------  ----------  ----------
Cash and cash equivalents at end of period....................................  $      155  $       47  $        9
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
Supplemental disclosures of cash flow information--Cash paid during the period
  for interest................................................................  $    1,665  $       --  $       --
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
Supplemental schedule of non-cash investing and financing activities:
  Contribution of debt to equity..............................................  $       --  $       --  $   50,160
  Contribution of minority interest...........................................          --          --       5,341
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

(22) UNAUDITED PRO FORMA FINANCIAL INFORMATION


    (a) Pro Forma Statement of Financial Condition Information. The proforma information presented in the accompanying consolidated statement of financial condition as of December 31, 1997 reflects the exchange of the preferred stock into common stock by taking the initial amount of

                              PBOC HOLDINGS, INC.

(22) UNAUDITED PRO FORMA FINANCIAL INFORMATION (CONTINUED) proceeds contributed by the preferred stockholders divided by an exchange value of $182. The calculated shares are as follows:

                                                              INITIAL
PREFERRED                                                    AMOUNT OF     EXCHANGE     COMMON
STOCK SERIES                                                 PROCEEDS        VALUE      SHARES
---------------------------------------------------------  -------------  -----------  ---------
Series C.................................................  $   8,500,000   $     182      46,703
Series D.................................................  $   6,800,000   $     182      37,363
Series E.................................................  $  33,200,000   $     182     182,418

    (b) Pro Forma Earnings Per Share Data

        The proforma earnings per share data is calculated by taking the net earnings available to the common stockholders and dividing by the weighted average number of common stock outstanding of 11,679,537. The weighted average number of common stock reflects the exchange of the preferred stock to common stock and the 32 to 1 stock split on all outstanding and exchanged common stock.

(23) SUBSEQUENT EVENT


    On March 20, 1998 and April 20, 1998, the Board of Directors of the Company approved an amendment to the Company's Certificate of Incorporation to (i) increase the number of authorized shares of common stock from 500,000 to 75,000,000 and (ii) effect a 32 for 1 stock split of the issued common stock of the Company prior to the commencement of the Offering, respectively. The accompanying consolidated financial statements have been restated for all periods presented to reflect the impact of the change in the authorized number of shares of common stock and the stock split.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                           --------------------------

                               TABLE OF CONTENTS


                                                     PAGE
                                                   ---------
Summary..........................................          1
Selected Consolidated Financial and Other Data of
  the Company....................................          8
Recent Developments..............................         10
Risk Factors.....................................         14
Dividends........................................         22
Market for Common Stock..........................         22
Use of Proceeds..................................         22
Capitalization...................................         24
Regulatory Capital...............................         25
Dilution.........................................         26
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............         27
Business.........................................         44
Regulation.......................................         67
Taxation.........................................         75
Management.......................................         78
The Stockholders' Agreement......................         87
Agreement With Respect to Potential Goodwill
  Lawsuit Recovery...............................         90
Principal and Selling Stockholders...............         98
Description of Capital Stock.....................         99
Underwriting.....................................        104
Shares Eligible for Future Sale..................        105
Experts..........................................        106
Validity of Common Stock.........................        106
Additional Information...........................        106
Index to Consolidated Financial Statements.......        F-1


    THROUGH AND INCLUDING               , 1998 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                               12,666,667 SHARES


                                      [LOGO]

                              PBOC HOLDINGS, INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                          , 1998

                        SANDLER O'NEILL & PARTNERS, L.P.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following statement sets forth the estimated amount of expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance and distribution of the securities being registered. Except as specifically indicated, all of such expenses are being borne by the Registrant.


SEC filing fees...............................................  $  64,457.50
NASDAQ filing fees............................................     50,000.00
NASD filing fees..............................................     22,350.00
Printing and distribution.....................................    350,000.00
Legal fees and expenses.......................................    700,000.00
Accounting fees and expenses..................................    160,000.00
Miscellaneous fees and expenses...............................    153,192.50
                                                                ------------
TOTAL.........................................................  $1,500,000.00
                                                                ------------
                                                                ------------


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article IX of the Registrant's Amended and Restated Certificate of Incorporation provides as follows:

    A. INDEMNIFICATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation, or is or was serving at the request of the Corporation or any predecessor of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent authorized by Section 145 of the General Corporation Law of the State of Delaware, provided that the Corporation shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without its prior written consent or any action, suit or proceeding initiated by any person seeking indemnification hereunder without its prior written consent.

    B. ADVANCEMENT OF EXPENSES. Reasonable expenses (including attorneys' fees) incurred by a director, officer or employee of the Corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding described hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors only upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Corporation.

    C. OTHER RIGHTS AND REMEDIES. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such person.

    D. INSURANCE. Upon resolution passed by the Board of Directors, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of its Certificate of Incorporation or this Article IX.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Not Applicable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

    (A) LIST OF EXHIBITS


 1.1       Form of Underwriting Agreement

 3.1*      Amended and Restated Certificate of Incorporation of SoCal Holdings, Inc.
           ("Registrant")

 3.1.1*    Certificate of Amendment to Amended and Restated Certificate of Incorporation of
           the Registrant

 3.1.2*    Proposed Amended and Restated Certificate of Incorporation of Registrant (to be
           effective upon consummation of the Offering)

 3.2*      Bylaws of the Registrant

 3.2.1*    Proposed Bylaws of the Registrant (to be effective upon consummation of the
           Offering)

 4.1       Form of Common Stock certificate of Registrant

 5.0*      Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re: legality

 8.0       Opinion of KPMG Peat Marwick as to certain tax consequences

10.1       Employment Agreement between Registrant, People's Bank of California (the "Bank")
           and Rudolf P. Guenzel (to be effective upon consummation of the Offering)

10.2       Employment Agreement between Registrant, the Bank and J. Michael Holmes (to be effective upon consummation of the Offering)

10.3       Employment Agreement between Registrant, the Bank and William W. Flader (to be effective upon consummation of the Offering)

10.4*      Employment Agreement between the Bank and Doreen J. Blauschild, dated April 11,
           1995

10.5       Form of Deferred Compensation Plan

10.6       Form of Form of Trust Agreement

10.7       Shareholder Rights Agreement, dated as of April 20, 1998

10.8       Stockholders' Agreement, dated as of April 20, 1998

21.0       Subsidiaries of the Registrant (see "Business--Subsidiaries" in the Prospectus)


------------------------


*   Previously filed.

23.1*      Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibit 5)

23.2**     Consent of KPMG Peat Marwick LLP

24.0       Power of Attorney (included in Signature Page of this Registration Statement)

27.0*      Financial Data Schedule

99.1*      Consent of Robert M. MacDonald to be named as prospective director

99.2*      Consent of John F. Davis to be named as prospective director

99.3*      Consent of J. Michael Holmes to be named as prospective director


------------------------


*   Previously filed.



**  To be filed by amendment.


    (B) FINANCIAL STATEMENT SCHEDULES

    All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:


    (1) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.



    (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California April 24, 1998.


                                PBOC HOLDINGS, INC.

                                By:            /s/ RUDOLF P. GUENZEL
                                     -----------------------------------------
                                                 Rudolf P. Guenzel
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             NAME                          TITLE                    DATE
------------------------------  ---------------------------  -------------------

                                President and Chief
    /s/ RUDOLF P. GUENZEL         Executive Officer and
------------------------------    Director (principal          April 24, 1998
      Rudolf P. Guenzel           executive officer)

      /s/ HENRY PETERS *        Chairman of the Board
------------------------------                                 April 24, 1998
         Henry Peters

                                Executive Vice President
   /s/ J. MICHAEL HOLMES *        and Chief Financial
------------------------------    Officer (Principal           April 24, 1998
      J. Michael Holmes           accounting officer)

     /s/ GERARD JERVIS *        Director
------------------------------                                 April 24, 1998
        Gerard Jervis

------------------------------
* By Rudolf P. Guenzel
pursuant to a Power of
Attorney